Mitsubishi Corporation

082-03784

Annual Report 2007

for the year ended March 31, 2007

SUPPL



Real Potential for Growth

Contents

Forward-Looking Statements

This annual report contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. They are based on current expectations, estimates, forecasts and projections about the industries in which Mitsubishi Corporation operates and beliefs and assumptions made by management. As the expectations, estimates, forecasts and projections are subject to a number of risks, uncertainties and assumptions, they may cause actual results to differ materially from those projected. Mitsubishi Corporation, therefore, wishes to caution readers not to place undue reliance on forward-looking statements. Furthermore, the company undertakes no obligation to update any forward-looking statements as a result of new information, future events or other developments.

Risks, uncertainties and assumptions mentioned above include, but are not limited to, commodity prices; exchange rates and economic conditions; the outcome of pending and future litigation; and the continued availability of financing, financial instruments and financial resources.

Corporate Profile

Mitsubishi Corporation (MC) is Japan's largest general trading company (*sogo shosha*) with over 200 bases in Japan and approximately 80 countries. With 7 business groups and more than 500 subsidiaries and affiliates, we serve customers around the world in virtually every industry.

Moving forward, we remain determined to grow even stronger while contributing to the enrichment of society through business activities firmly rooted in the principles of fairness and integrity.

Corporate Philosophy—Three Corporate Principles



綱領
所期奉公
處事光明
立業貿易
小弥太謹

Corporate Responsibility to Society "Shoki Hoko"
Strive to enrich society, both materially and spiritually, while contributing towards the preservation of the global environment.

Integrity and Fairness "Shoji Komei"
Maintain principles of transparency and openness, conducting business with integrity and fairness.

International Understanding through Trade "Ritsugyo Boeki"
Expand business, based on an all-encompassing global perspective.

(The modern day interpretation of the Three Corporate Principles as agreed at the Kinyokai meeting of the 28 companies that constitute the so-called Mitsubishi group in January 2001.)

The Three Corporate Principles were formulated in 1934, as the action guidelines of Mitsubishi Trading Company (Mitsubishi Shoji Kaisha), based on the teachings of Koyata Iwasaki, the fourth president of Mitsubishi. Although Mitsubishi Trading Company ceased to exist as of 1947, the principles were adopted as MC's corporate philosophy, and this spirit lives on in the actions of today's management and employees. The Three Corporate Principles also serve as the cornerstone of the management ethos of the so-called Mitsubishi group of companies. Active in many business fields and united by a common history and philosophy, the Mitsubishi group companies continue to grow through a strong spirit of friendly competition with one another.

CORPORATE HISTORY

Pre-1970s
Mitsubishi Shoji Kaisha, now Mitsubishi Corporation, was founded as a trading company in 1954 and listed on the Tokyo Stock Exchange and Osaka Securities Exchange.

1970s
In 1970, the company signed an LNG purchase and sale agreement in Brunei, marking the start of the global development of an investment-based business model transcending simple trading company activities. In 1971, the company adopted "Mitsubishi Corporation" (or Mitsubishi Shoji Kaisha, Limited) as its English name.

1980s
Established the Information Systems & Services Group in 1987, augmenting the six business groups of Fuels (which was renamed Energy Business in 2001), Metals, Machinery, Foods, Chemicals and Textiles & General Merchandise. In 1989, the company was listed on the London Stock Exchange.

1990s
In 1996, the Living Essentials Group was established by amalgamating the Foods Group and Textiles & General Merchandise Group. In 1998, Mikio Sasaki, the current chairman, was appointed president and launched the three-year medium-term management plan MC2000, which was followed by MC2003, in 2001.

2000s
In 2000, the New Business Initiative Group was established. In 2003, the IT & Electronics Business Group was integrated in the New Business Initiative Group and Machinery Group. The same year the Shinagawa Office was completed. In 2004, Yorihiko Kojima was appointed president and launched a new four-year medium-term management plan called INNOVATION 2007. In 2006, the new Marunouchi Head Office was completed. In 2007, the Innovation Center, New Business Initiative Group and other related groups were progressively reorganized to form the Business Innovation Group and the Industrial Finance, Logistics & Development Group—putting in place a 7 business group framework.

Network

(As of April 1, 2007)



Mitsubishi Corporation
(Tokyo Head Office)
Office
Subsidiary

Offices

In Japan: 43

Overseas: 120 (In addition, there are 39 regional subsidiaries in various countries around the world. Together, the main and branch offices of these subsidiaries total 80.)

Domestic Network*

Tokyo
Sapporo
Sendai
Nagoya
Niigata
Toyama
Shizuoka
Osaka
Kobe
Takamatsu
Hiroshima
Fukuoka
Nagasaki
Oita
Kagoshima
Naha

Overseas Network*

North America

■ Subsidiaries

Mitsubishi International Corporation
New York
San Francisco
Seattle
Silicon Valley
Los Angeles
Houston
Chicago
Washington, D.C.
Dallas
Pittsburgh
Boston
Tucson
Detroit

Mitsubishi Canada Limited
Vancouver
Toronto

Mitsubishi de Mexico S.A. de C.V.
Mexico City

Latin America

■ Offices

Guatemala City
San Salvador
Quito
La Paz
Asunción

■ Subsidiaries

Mitsubishi International, S.A.
Panama City

Mitsubishi Peru S.A.
Lima

Mitsubishi Colombia Ltda.
Bogotá

Mitsubishi Chile Ltda.
Santiago

Mitsubishi Venezolana C.A.
Caracas
Puerto Ordaz

Mitsubishi Argentina S.A.C. y R.
Buenos Aires

Mitsubishi Corporation do Brasil, S.A.
São Paulo
Rio de Janeiro

Europe

■ Offices

Oslo
Prague
Stockholm
Warsaw
Bucharest
Beograd
Sofia
Istanbul
Ankara

■ Subsidiaries

Mitsubishi Corporation International N.V.
London

Mitsubishi España S.A.
Madrid

Mitsubishi Corporation (UK) PLC
London

Mitsubishi France S.A.S.
Paris

Mitsubishi Nederland B.V.
Amsterdam

Mitsubishi International G.m.b.H.
Düsseldorf
Frankfurt
Hamburg
Berlin
Brussel

Mitsubishi Italia S.p.A.
Milano

Mitsubishi Hellas A.E.E.
Athens

CIS

■ Offices

Kiev
Moscow
Yuzhno-Sakhalinsk
Baku
Tashkent
Almaty
Tbilisi

Africa

■ Offices

Johannesburg
Dakar
Casablanca
Abidjan
Algiers
Tunis
Maputo
Nairobi
Dar es Salaam

■ Subsidiaries

Mitsubishi Shoji Kaisha, (Nigeria) Ltd.
Abuja
Lagos

Mitsubishi Ethiopia Trading Private Limited Company
Addis Ababa



No. of Consolidated Employees and Consolidated Subsidiaries and Equity-Method Affiliates by Operating Segment (As of March 31, 2007)

	No. of Employees	No. of Consolidated Subsidiaries and Equity-Method Affiliates
New Business Initiative Group	4,965	80
Energy Business Group	1,902	68
Metals Group	11,051	29
Machinery Group	10,177	161
Chemicals Group	4,252	60
Living Essentials Group	20,384	115
Corporate Staff Section	3,136	27
		Regional Subsidiaries 33
Total	55,867	573

Middle East

■ Offices
Tripoli
Cairo
Tel Aviv
Ramallah
Amman
Riyadh
Jeddah
Al Khobar
Baghdad
Doha
Abu Dhabi
Dubai
Muscat

■ Subsidiaries
Al-Masat Al-Thalath Trading Company (Mitsubishi) K.S.C.
Kuwait
Mitsubishi International Corp. (Iran), Ltd.
Tehran

Asia

■ Offices
Karachi
Islamabad
Lahore
New Delhi
Bangalore
Mumbai
Kolkata
Bhubaneswar
Colombo
Dhaka
Yangon
Kuala Lumpur
Bintulu
Singapore
Phnom Penh
Hanoi
Ho Chi Minh City
Jakarta
Medan
Surabaya
Bandar Seri Begawan (Brunei)
Manila
Ulaanbaatar
Beijing
Chengdu
Chongqin
Guangzhou
Tianjin
Qingdao
Shanghai
Dalian
Shenyang

■ Subsidiaries
Mitsubishi Corporation India Pvt. Ltd.
New Delhi
Chennai
Mumbai
Kolkata
Bangalore
Hyderabad
Bhubaneswar
Mitsubishi Company (Thailand), Ltd.
Bangkok
Haadyai
Thai MC Company Limited
Bangkok
Haadyai
Sinar Berlian Sdn. Bhd.
Kuala Lumpur
PT. MC Indonesia
Jakarta
Mitsubishi Corporation China Co., Ltd.
Shanghai
Beijing
Mitsubishi Corporation China Commerce Co., Ltd.
Beijing
Mitsubishi Corporation (Guangzhou) Ltd.
Guangzhou
Mitsubishi Corporation (Tianjin) Ltd.
Tianjin
Beijing
Mitsubishi Corporation (Qingdao) Limited
Qingdao
Mitsubishi Corporation (Shanghai) Limited
Shanghai
Nanjing
Ningbo
Mitsubishi Corporation (Dalian) Ltd.
Dalian
Mitsubishi Corporation (Hong Kong) Ltd.
Hong Kong
Xiamen
Shenzhen
Mitsubishi Corporation (Taiwan) Ltd.
Taipei
Mitsubishi Corporation (Korea) Ltd.
Seoul
Kwangyang
Pohang

Oceania

■ Office
Noumea

■ Subsidiaries
Mitsubishi Australia Limited
Melbourne
Sydney
Perth
Brisbane
Mitsubishi New Zealand Ltd.
Auckland

* *Project offices and annex offices of the Head Office are not included in this data.*

Organizational Structure

Organizational Structure (As of July 1, 2007)



General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Corporate Auditors' Office
Board of Directors
Governance Committee
International Advisory Committee
President
Executive Committee
Internal Audit Dept.
Corporate Planning Dept.
BPI and Internal Control Dept.
Corporate Staff Section
Corporate Communications Dept.
Corporate Administration Dept.
Legal Dept.
Personnel Dept.
Center for Human Resources Development
Center for Professional Career Counseling
Corporate Strategy & Research Dept.
Regional Strategy & Coordination Dept.
China Business Development Office
Controller Office
Risk Management Dept.
Secretariat to the Portfolio Management Committee
Treasurer Office
Investor Relations Office
IT Strategy & Management Dept.
Business Innovation Group
Business Innovation Group CEO Office
Business Innovation Group Controller Office
• Innovation Center
• New Energy & Environment Business Div.
• Info. & Comm. Tech. Business Div.
• Human Care Business Div.
• Media Consumer Business Div.
Industrial Finance, Logistics & Development Group
Industrial Finance, Logistics & Development Group CEO Office
Industrial Finance, Logistics & Development Group Controller Office
• Merchant Banking, M&A Div.
• Asset Finance & Business Development Div.
• Development & Construction Project Div.
• Logistics Services Div.
Energy Business Group
Energy Business Group CEO Office
Energy Business Group Controller Office
Exploration & Production Unit
Energy Business Development Unit
• Natural Gas Business Div. A
• Natural Gas Business Div. B
• Petroleum Business Div.
• Carbon & LPG Business Div.
Metals Group
Metals Group CEO Office
Metals Group Controller Office
• Steel Business Div.
• Ferrous Raw Materials Div.
• Non-Ferrous Metals Div.
Machinery Group
Machinery Group CEO Office
Machinery Group Controller Office
• Power & Electrical Systems Div.
• Plant & Industrial Machinery Business Div.
• Ship, Aerospace & Transportation Systems Div.
• Motor Vehicle Business Div.
• Isuzu Business Div.
Chemicals Group
Chemicals Group CEO Office
Chemicals Group Controller Office
Aristech Unit
Phoenix Project Unit
• Commodity Chemicals Div.
• Functional Chemicals Div.
• Advanced Sciences & Technologies Div.
Living Essentials Group
Living Essentials Group CEO Office
Living Essentials Group Controller Office
Living Essentials Group Internal Audit Office
Retail Business Unit
• Foods (Commodity) Div.
• Foods (Products) Div.
• Life Style Div.

Financial Highlights

Mitsubishi Corporation and Subsidiaries Years Ended March 31

	Millions of yen					Percent Change	Millions of U.S. Dollars
	2003.3	2004.3	2005.3	2006.3	2007.3	2007.3/2006.3	2007.3
Performance Measure:							
Operating transactions[*1]	¥13,328,721	¥15,177,010	¥17,132,704	¥19,067,153	¥20,516,264	7.6%	$173,867
Results of Operations:							
Gross profit	718,580	769,381	877,763	1,051,481	1,148,101	9.2	9,730
Operating income	100,639	130,523	183,365	349,864	412,130	17.8	3,493
Income from consolidated operations before income taxes	60,735	150,119	209,799	478,383	595,542	24.5	5,047
Equity in earnings of affiliated companies	44,878	56,464	97,095	119,008	146,858	23.4	1,245
Net income	62,019	116,020	182,369	350,045	415,895	18.8	3,525
Core earnings[*2]	182,227	211,898	330,528	537,410	679,496	26.4	5,758
Financial Position at Year-End:							
Total assets	8,099,500	8,392,833	9,093,372	10,411,241	11,485,664	10.3	97,336
Gross interest-bearing liabilities[*3]	3,912,935	4,012,428	4,042,515	3,802,586	3,813,763	0.3	32,320
Net interest-bearing liabilities[*3]	3,526,086	3,520,816	3,430,257	3,148,662	3,046,300	–3.3	25,816
Total shareholders' equity	938,621	1,224,885	1,504,454	2,379,264	2,950,931	24.0	25,008
Amounts per Share (yen and dollars):							
Net income per share:							
Basic	¥ 39.60	¥ 74.11	¥ 116.49	¥ 215.38	¥ 246.52	14.5%	$ 2.09
Diluted	37.12	68.40	107.58	205.62	245.18	19.2	2.08
Shareholders' equity	599.51	782.40	960.85	1,411.38	1,747.87	23.8	14.81
Cash dividends	8.00	12.00	18.00	35.00	46.00	31.4	0.39
Payout ratio (%)	20.2	16.2	15.5	16.3	18.7		
Stock price (year-end)	¥ 732	¥ 1,230	¥ 1,389	¥ 2,680	¥ 2,735	2.1%	$ 23.18

Notes: The U.S. dollar amounts represent translations, for convenience, of yen amounts at the rate of ¥118=$1.

*[*1] Operating transactions is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP.*

*[*2] Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense (net of interest income) + Dividend income + Equity in earnings of affiliated companies*

*[*3] Gross interest-banking liabilities is defined as short-term debt and long-term debt, including current maturities, less the effect of markdowns on liabilities. Net interest-bearing liabilities is defined as gross interest-bearing liabilities minus cash and cash equivalents and time deposits.*

Gross Profit



(¥ billion)
1,500
1,000
500
0
718.6
769.4
877.8
1,051.5
1,148.1
03.3
04.3
05.3
06.3
07.3

Net Income and Diluted EPS



(¥ billion)
(¥)
500
400
300
200
100
0
62.0
116.0
182.4
350.0
415.9
37.12
68.40
107.58
205.62
245.18
03.3
04.3
05.3
06.3
07.3

☐ Net Income (Left)
— Diluted EPS (Right)

Total Shareholders' Equity, ROE, Net Debt-to-Equity Ratio



(¥ billion)
(%, times)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
35
30
25
20
15
10
5
0
938.6
1,224.9
1,504.5
2,379.3
2,950.9
6.3
10.7
13.4
18.0
15.6
3.8
2.9
2.3
1.3
1.0
03.3
04.3
05.3
06.3
07.3

☐ Total Shareholders' Equity (Left)
— ROE (%) (Right)
— Net Debt-to-Equity Ratio (times) (Right)

To Our Stakeholders

I'm pleased to write to you again this year. Fiscal 2007, the year ended March 31, 2007, was the first year of the "step" period of INNOVATION 2007. This period is positioned as one for building toward the achievement of two goals during the subsequent "jump" period (from fiscal 2009 to fiscal 2010) and beyond: consistently generating consolidated net income of at least ¥400.0 billion and ROE of 15% on average over the medium and long terms even assuming some correction in resource prices. Due in part to a spectacular run-up in resource prices, in fiscal 2007 we turned in a stellar performance—consolidated net income at ¥415.9 billion eclipsed our initial forecast of ¥370.0 billion. Our sights are now set on new heights of excellence. As I will explain later in this letter, we are determined to demonstrate our capabilities as "A New, Industry Innovator."

INNOVATION 2007 "Step"

- **Fiscal 2007 performance**
- **Sakhalin II Project and support for Mitsubishi Motors Corporation**
- **Achieving further growth**
- **Retention and development of human resources**
- **Strengthening the consolidated management system**



Yorihiko Kojima
President and CEO

INNOVATION 2007


"Hop"
"Step"
"Jump"
Targets: consistently generate consolidated net income of at least ¥400.0 billion and average ROE of 15% over medium and long terms even if resource prices drop marginally
¥116.0 billion
¥182.4 billion
¥350.0 billion
¥415.9 billion
¥400.0 billion (est.)
04.3
05.3
06.3
07.3
08.3
09.3
10.3

Fiscal 2007 Performance

In fiscal 2007, we posted consolidated net income of ¥415.9 billion. This figure was noteworthy in two respects: it marked the fourth straight year of bottom-line growth, and it was a record for MC. One of the chief contributors was the Metals Group, where net income leapt 38% to ¥186.8 billion. The Metals Group's performance was underpinned by continued strength in its coking coal operations and soaring prices for metal resources such as copper and aluminum. The Energy Business Group also made another significant contribution, posting high net income of ¥74.0 billion on a par with fiscal 2006.

Non-resource business groups performed well too. The Machinery Group, while benefiting from large gains on the sale of marketable securities, recorded net income of ¥83.2 billion, 18% higher year on year. The Chemicals and Living Essentials Groups, meanwhile, continued to post steady earnings growth.

ROE was 15.6%. This key indicator of how efficiently we use the money shareholders invest in MC has now averaged more than 15% for the past 3 years. Shareholders' equity, which topped ¥2 trillion for the first time at the previous fiscal year-end, stood at ¥2,950.9 billion as of March 31, 2007, approaching another milestone—the ¥3 trillion mark. The net debt-to-equity ratio (DER), an indicator of financial soundness, declined for the fourth year running, to 1.0.

Last year, we reported plans to make investments totaling ¥1.2 trillion during the 2-year "step" period ending March 31, 2008, with the goal of driving earnings growth in the subsequent "jump" period. As of the end of March 2007, we had made investments of ¥450.0 billion. In fiscal 2008, we plan to invest in projects with sure returns, leveraging our global network to achieve our investment goals. There is still a large number of promising investment opportunities so we are confident that we can execute our investment plans.

In light of our robust performance, we paid an annual dividend per common share applicable to fiscal 2007 of ¥46. We have now increased the dividend every year since linking it to consolidated net income in fiscal 2005; the dividends for fiscal 2005 and fiscal 2006 were ¥18 and ¥35, respectively. Our basic policy will continue to be to use retained earnings to increase our corporate value. But, we are also committed to directly returning profits to shareholders with

reference to our operating results in each fiscal year. While also taking into account our investment plans, the financial condition of the parent company and other factors, we will determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more.

For fiscal 2008, we are forecasting consolidated net income of ¥400.0 billion. This forecast is predicated on lower prices for coking coal and a decrease in gains on share sales, but higher earnings in businesses other than those associated with natural resources. We plan to pay a dividend of around ¥46 per share for fiscal 2008, the same as fiscal 2007, providing we achieve our consolidated net income forecast of ¥400.0 billion.

ROE and Net Debt-to-Equity Ratio



ROE (%) (Left)
Net Debt-to-Equity Ratio (times) (Right)
(%)
(times)
20
15
10
5
0
4
3
2
1
0
3.8
2.9
2.3
1.3
1.0
6.3
10.7
13.4
18.0
15.6
03.3
04.3
05.3
06.3
07.3

Annual Dividend per Share and Consolidated Payout Ratio



Annual Dividend per Share (¥) (Left)
Consolidated Payout Ratio (%) (Right)
(¥)
(%)
50
40
30
20
10
0
25
20
15
10
5
0
20.2
16.2
15.5
16.3
18.7
8.0
12.0
18.0
35.0
46.0
03.3
04.3
05.3
06.3
07.3

Sakhalin II Project and Support for Mitsubishi Motors Corporation

In April 2007, MC, Royal Dutch Shell plc and Mitsui & Co., Ltd. signed a Sale and Purchase Agreement with Russia's OAO Gazprom (Gazprom), to trigger the transfer of shares in Sakhalin Energy Investment Company, Ltd. (Sakhalin Energy), the operating in the Sakhalin II Project. We welcome the formal equity participation of Gazprom in Sakhalin Energy. We also believe that the new arrangement will ensure that LNG operations are launched on schedule. The four shareholders of Sakhalin Energy, including new partner Gazprom, will do their utmost to advance this important project.

Our support of Mitsubishi Motors Corporation (MMC) also holds much significance for MC. Together with Mitsubishi Heavy Industries, Ltd. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., we continue to provide support to MMC. Since June 2004, we have injected equity totaling ¥140.0 billion in MMC. Including these investments, our MMC-related risk exposure as of March 31, 2007 was approximately ¥370.0 billion. MMC moved back into the black in fiscal 2007, delivering strong results in Europe, including Russia and the Ukraine, as well as in the Middle East. MMC still has much more work to do to grow sales in Japan, North America, Asia and in other regions. However, we are committed to helping MMC to achieve a successful turnaround, both as a shareholder and a business partner.

Achieving Further Growth

MC never sits still. We are a company that constantly takes up the challenge of doing business in new fields and regions by seizing on change. The global business environment is changing at a rapid pace and on a worldwide scale. Nowhere is this more evident than in the steel industry where restructuring in taking place worldwide. Other trends

MMC-related Risk Exposure


(¥ billion)
500
400
300
200
100
0
Approx. 420
Unrealized gain 110
Approx. 380
Unrealized gain 70
Approx. 370
Unrealized gain 60
06.3
06.9
07.3

such as the emergence of resource nationalism and the entry of funds are catalyzing major change. Amid this change, we will execute our vision of being "A New, Industry Innovator" by building new business models and reforming our existing ones. That's not to say that MC can bring about business innovation alone. But through the provision of functions in multifarious value chains, we will endeavor to innovate in a bid to drive more growth together with our customers and business partners.

To this end, it is only natural that we seek to strengthen our hand in existing fields where we are strong. But also crucial to sustained growth will be actions in fields that are expected to experience substantial expansion in the future.

In our view, three of those fields are finance, new energy and the environment, and medical health care. That's why we call these fields Next-Generation Core Businesses. And it's why in April this year we formed two new business groups—Industrial Finance, Logistics & Development Group and Business Innovation Group.

The former principally targets two types of finance business. One is asset finance. In this business, we can bring to bear our strengths as a *sogo shosha* in real estate development, real estate investment trusts (REITs), aircraft leasing and other areas. Second is asset management. Here, we will leverage our network and expertise in financial markets garnered through our investment activities over many years. The Business Innovation Group is at the vanguard of our efforts in the other two Next-Generation Core Businesses. Its brief is to develop new energy, emission credit and other businesses that will play a part in solving environmental issues like global warming and thereby protect the Earth. It will provide solutions in the medical health care field as well. To address trends such as Japan's declining birth rate and aging population and reforms to medical and nursing care insurance systems, and the resulting needs, we plan to step up our activities in this field. One of our main vehicles will be businesses providing management support to hospitals. These businesses contribute to improvements in the quality of medical services at the same time as the more efficient operation of hospitals. You can read more about our two new business groups and their specific activities on page 14 of the feature section and pages 28 and 32 of the review of operations section of this annual report. We have strong expectations for the Industrial Finance, Logistics & Development Group and the Business Innovation Group. We are determined therefore to grow and develop them into major contributors to our earnings in the near future.

Retention and Development of Human Resources

People are the most important element in achieving further growth. Besides actively recruiting new university graduates and mid-career professionals, we place importance on developing and making full use of the human resources throughout the MC Group, including at our offices overseas and at subsidiaries and affiliates. Playing a central role in the development and utilization of our global workforce is the Center for Human Resources Development, which we established last year. In its endeavors, this center is working closely with frontline operations. MC has a diverse and multicultural workforce. Harnessing the inherent strengths of this varied workforce on a companywide basis irrespective of age, gender or nationality is important to our operations. Valuing this diversity, we continue to put in place systems and frameworks that will support the personal development of individual employees throughout their careers with MC. We also encourage vigorous dialogue at MC that transcends generations, regions and corporate affiliations. We believe that this creates an atmosphere that encourages employees and makes them feel part of the organization so that they want to stay with MC and that personnel retention doesn't impede our growth going forward.

Strengthening the Consolidated Management System

In my view, future earnings opportunities for MC lie in increased development of our businesses globally. In this context, in order to grow over the medium and long terms, besides growing organically from within, we must also bring in growth from outside the company. This will entail the use of M&As and other actions, which will likely lead to an increase in the number of businesses subject to consolidation in our accounts. In seeking to take our existing businesses global and convert that extended reach into earnings, we must continue to strengthen our consolidated management system—accurate assessment of the status of each group company will be crucial. We, therefore, aim to build a consolidated management system that is cohesive and unified by enhancing internal control frameworks and systems not only at MC but also at subsidiaries.

In Closing

Through the conduct of business activities that take into account environmental and other considerations, MC has long met its corporate social responsibilities. The Three Corporate Principles, our corporate philosophy since our foundation, advocate the creation of businesses that match the times as well as benefit society and the natural environment. We therefore strive to conduct our business activities in a way that fulfills our social responsibilities with respect to people, society and the environment. As we look ahead, we are determined to continue conducting corporate activities that make a meaningful contribution to society both in Japan and overseas while adhering to the Three Corporate Principles, including fairness and integrity.

MC will continue to develop as a company with a unique business model. We hope that shareholders and other stakeholder will continue to support MC and our vision.





Yorihiko Kojima
President and CEO

Feature Section

Why is Sustained Growth Possible?

Answer 1 : Because other fields besides natural resources are growing too!

MC has posted record earnings every year since fiscal 2004. One of the reasons behind this record four-year run is that our businesses in natural resource fields have capitalized on buoyant resource markets. But there is more to our growth story. The largest reason is that we have grown businesses in various other fields by making investments in promising projects.

Growth in Both Resource and Non-Resource Fields

In fiscal 2007, consolidated net income rose ¥65.9 billion year on year to ¥415.9 billion, exceeding ¥400.0 billion for the first time in our history. There is no question that we benefited from the run-up in resource prices thanks to our working interests in coal, copper and other mines, as well as oil and gas fields. Many thus view MC as a natural resource company. But make no mistake; natural resources are only one facet of our operations. Certainly, earnings from resource-related segments now account for a large share of our net income, around 60%, having increased approximately fivefold over the last 4 years. But remember that segments other than natural resources—automobile operations, food commodities and food products, for example—have also grown steadily over the same period. Indeed, earnings from these segments have nearly tripled.

Investment Plans Target More Growth

INNOVATION 2007, our medium-term management plan, sets forth the goal of achieving sustained growth. Part of our strategy under this plan is to invest in promising projects in many different fields. In the "hop" period of INNOVATION 2007, the first phase of this plan from fiscal 2005 to fiscal 2006, we made investments of roughly ¥700.0 billion. In the current "step" period ending in March 2008, we plan to make new investments totaling ¥1,200.0 billion. We view this two-year period as one for building toward sustained growth. We have designated two categories as core growth fields for the future: Next-Generation Core Businesses and

Next-Generation Core Businesses	Priority fields representing new earnings streams that the entire company will develop into businesses with earnings befitting with a business group or division over the medium and long terms.
Strategic Fields	Fields that are core earners now and are expected to remain so in the future and are also forecast to grow significantly over the next 2 to 3 years.

Net Income by Operating Segment


Non-Resource-related Segments
New Business Initiative
Machinery
Chemicals
Living Essentials
Resource-related Segments
Energy Business
Metals
Others
(¥ billion)
500
400
300
200
100
0
-100
62.0
116.0
182.4
350.0
415.9
03.3
04.3
05.3
06.3
07.3
Net income from non-resource-related segments nearly tripled to ¥163.7 billion (accounts for approx. 40% of total net income)
Net income from resource-related segments grew almost fivefold to ¥260.8 billion (accounts for approx. 60% of total net income)

Strategic Fields. Our plan is to invest substantial sums in these areas. Incidentally, investments in natural resource fields will represent around one-third of our total planned investments.

Fiscal 2007 Investments and Earnings Contribution

In fiscal 2007, which was the first year of the "step" period, MC made investments of approximately ¥450.0 billion. Those investments were mainly made for purchasing shares of an auto lease company in the finance field, one of the Next-Generation Core Businesses, as well as in various projects in Strategic Fields—including expansion of the North West Shelf (NWS) Project in Australia in the energy field; expanding coking coal operations in Australia in the metal resources field; increasing OneEnergy's IPP assets in Asia in the overseas IPP business; and purchasing shares in Hokuetsu Paper Mills, Ltd. in the paper-related field. Around one-third, or ¥160.0 billion, of these investments was in natural resources. Furthermore, the ¥450.0 billion represents investments where cash has been paid. As of March 31, 2007, there were a number of projects we had committed to but where cash hadn't yet been paid. The main projects were the Clermont thermal coal project in Australia and acquisition of an indirect working interesting the Kangean PSC in Indonesia.

Competition is fierce for prime projects, but there are still many large investment opportunities. We plan to make good use of our expertise and global network to continue to invest in projects expected to generate certain returns. Our plans in fiscal 2008 call for investments of ¥750.0 billion.

Our investments in the "hop" and "step" periods are expected to make a telling contribution to our earnings over the next two to three years. Backed by these investments, we are aiming for consolidated net income of at least ¥400.0 billion in fiscal 2010 even with some correction in resource prices.

Investment Plans for "Step" Period and Progress

		"Step" period plan (FY2007–FY2008)	New Investments (FY2007)	
Next-Generation Core Businesses	New Energy & the Environment, Strategic Fields Medical Health Care, Finance	150.0 billion yen	Airline leasing, purchase of leasing company shares, real estate development etc.	28.0 billion yen
Strategic Fields	Energy	400.0 billion yen	Sakhalin II, Australian LNG, Australian coking coal operations etc.	160.0 billion yen
	Metals resources			
	Overseas IPP	50.0 billion yen	OneEnergy development in Asia etc.	10.0 billion yen
	Automobile	50.0 billion yen	Purchase of Isuzu Motors Shares, development Investment in overseas sales company etc.	22.0 billion yen
	Food	100.0 billion yen	Capital expenditures at food subsidiary, Purchase of China Agri shares etc.	26.0 billion yen
	Metal products	450.0 billion yen	Subscription to private placement by Kinsho, Purchase of Kohjin shares. Bio business, Purchase of Hokuetsu Paper shares, Rental of construction machinery etc.	204.0 billion yen
	Chemicals			
	Paper related			
	Retail			
	Other investments			
	"Step" period plan total	**1,200.0 billion yen**	**FY2007 new investments total**	**450.0 billion yen**

☐ Resource fields

FY2008 Investment Plan 750.0 billion yen

Answer 2 : Because we constantly create new businesses as "A New, Industry Innovator"!

INNOVATION 2007 envisions MC as "A New, Industry Innovator." In this capacity, we are constantly developing new businesses for the future. This is a company-wide effort and these new businesses target society and customer needs. They are also businesses where we can bring to bear our strengths.

Creating the Future and Growing With Society as "A New, Industry Innovator"

MC's vision of being "A New, Industry Innovator" calls on it to propose and create new paradigms by changing industries based on market needs and to support the creation of new, next-generation industries. In this way, MC will contribute to the advancement of industry and create a growth scenario for it and its customers. MC is a group that creates new businesses based on an unrelenting search for fields with strong growth potential. The creation of these new businesses will ensure our sustained growth.

A Focus on New Growth Fields

In 2007, we designated three fields—new energy and the environment, medical health care, and finance—as what we call Next-Generation Core Businesses. We are prioritizing these fields on a company-wide basis to develop them into new earnings pillars. In order to efficiently allocate management resources to these three fields, on April 1, 2007 we established two new business groups: Business Innovation Group and Industrial Finance, Logistics & Development Group. These two new groups, which are primarily responsible for the three Next-Generation Core Businesses, were formed from the reorganization of the former New Business Initiative Group, as well as the Innovation Center, which belonged to the Corporate Staff Section, and related units of other MC business groups.

Soaring oil and natural gas prices and future depletion of natural resources have elevated the need to secure a stable energy supply. At the same time, there is growing interest in global warming. Led by the New Energy & Environment Business Division of the Business Innovation Group, MC is addressing these issues by developing businesses with environmental themes. Leveraging our trustworthiness, ability to form partnerships, and success to date, we are developing new energy businesses such as biofuels, solar and wind power generation, and fuel cells, as well as other environment-related businesses like emissions reduction.

Similarly, the Human Care Business Division of the Business Innovation Group is at the forefront of our efforts to provide a response in the medical health care field. The medical and nursing care market is expanding due to Japan's declining birthrate and aging population and is also seeing growing needs for outsourcing services to support management reform at hospitals and nursing care facilities due to revisions to insurance systems. Overseen by the Human Care Business Division, a group of MC subsidiaries is providing outsourcing services for hospitals and nursing care facilities. And we are drawing on our collective capabilities, including those of development and construction and industrial finance units. Our goal is to expand existing businesses in medical health care and create new markets.

Besides developing businesses in the new energy and the environment, and medical health care fields, the Business Innovation Group's mission extends to strengthening the corporate R&D (business development) function as well as activities in the information & communication technology and media consumer business fields.

Business Innovation Group


<Former Organization>
<New Organization>
Innovation Center
Energy Business Group
(Biofuels, fuel cell related business)
Metals Group
(Solar power related, automobile recycling related business)
Machinery Group
(Biofuels related business, CDM Project Development Office, Environment & Water business)
(Information Security business)
New Business Initiative Group
Information & Communication Technology Business Division
Human Care Business Division
Media Consumer Business Division
Business Innovation Group
(1 Center & 4 Divisions)
Innovation Center
New Energy & Environment Business Division
Information & Communication Technology Business Division
Human Care Business Division
Media Consumer Business Division

Industrial Finance, Logistics & Development Group


<Former Organization>
<New Organization>
New Business Initiative Group
Financial Services Division
Logistics Services Division
Machinery Group
Development & Construction Project Division
(Airline business)
Merchant Banking, M&A Division
Asset Finance & Business Development Division
Development & Construction Project Division
Logistics Services Division

Another field is finance. The financial environment is undergoing major change. We are seeing more channels in financial intermediary function, meaning that not only commercial banks but also non-banks, investment trusts and funds are providing finance. Another trend is the increasing flow of household money from savings into investment. Private capital is being used for public facilities through such new schemes as private finance initiatives (PFI). Viewing these changes as new business opportunities, the Industrial Finance, Logistics & Development Group is playing a leading role in developing a *shosha*-type industry finance business where MC can leverage its strength in the expertise in assets and industries, contact with a broad range of industries, and global network. Such operations encompass asset finance—real estate investment trusts (REITs) specializing in retail facilities, logistics centers and other assets, and auto and aircraft leasing, for example—and the buyout investment business. Aiming for a sizable contribution to MC's overall earnings, we are actively developing new finance businesses.

Examples of Initiatives in Next-Generation Core Businesses
Healthcare Business Fund—Integrating Finance and Medical Health Care

In February 2007, MC teamed up with Development Bank of Japan to establish the Trinity Healthcare Fund for the purpose of providing management support for and business restructuring of medical institutions and nursing care facilities. The fund will operate for 10 years and solicit investments up to ¥20.0 billion. Healthcare Management Partners, whose shareholders are also MC and Development Bank of Japan, is the advisor to the fund.

In order to manage the fund successfully will require the ability to understand the substance and unique characteristics of the medical and nursing care business and to provide management support and execute business restructuring to improve operating earnings, combined with sophisticated financial expertise. In order to establish a framework for the provision of improved medical and nursing care services to local communities, Trinity Healthcare Fund will leverage the various capabilities of MC's two new business groups and their subsidiaries—the Industrial Finance, Logistics & Development Group's real estate securitization, financial restructuring and other expertise in support of improving finances; and the Business Innovation Group's capability in support of improving the operation of medical and nursing care facilities. The subsidiaries (as shown below) are leaders in the healthcare service industry in Japan. Lifetime Partners, Inc., for example, provides comprehensive hospital management support including consulting services for business process reform and assistance in fund raising. Meanwhile, Apprecia, Inc. offers consulting services for medical facility renovation.

As a business in the Next-Generation Core Business category, the Industrial Finance, Logistics & Development Group and the Business Innovation Group are working closely together by putting their financial, human and information resources into the fund to support its activities.

Healthcare Fund Business Structure



MC Group Subsidiaries
Lifetime Partners, Inc.
(Comprehensive management support)
Mitsubishi Corporation
Invest-ment
Healthcare Management Partners
Nihon Hospital Service Co., Ltd.
(Bulk procurement of medical supplies and management of supply centers)
Operational support
Apprecia, Inc.
(Consulting for hospital construction and rebuilding)
Development Bank of Japan
Investment advice
MC Medical, Inc.
(Import and sale of medical equipment)
Trinity Healthcare Fund
Goal: Management support for and business restructuring of medical and nursing care businesses
Medical Institutions
Nursing Care Facilities
Financial support
Investors
Invest-ment
ProCure, Inc.
(Wholesale and distribution of medical supplies and equipment)
Nippon Care Supply Co., Ltd.
(Marketing and rental of nursing care equipment and items)

Answer 3 : Because we invest in businesses as an Integrated Value Chain Innovator!

No longer is MC simply a global trader. Today, we combine trading, finance and investment, to build value chains in various industries at all stages, from upstream to downstream. We are the quintessential integrated value chain innovator.

MC—the Integrated Value Chain Innovator

In days gone by, trading as an intermediary and extending credit to customers (*shosha* finance) constituted the lion's share of MC's business as a *sogo shosha*. That is no longer the case. Today, MC does much more than that. We utilize the information, expertise and channels garnered in our trading activities to invest in businesses throughout the value chain, all the way from upstream resources and raw materials to downstream fields such as finished products. And we invest in various industries and on a global scale. Through this coalescing of trading, finance and business investment, MC nowadays generates its earnings from the building of value chains—a chain of added value. That's why we describe MC as an integrated value chain innovator. We look at a value chain in its entirety and pinpoint areas where we can add value in combination with existing businesses or by creating new ones. MC's greatest strengths are its insight and expertise in every industry imaginable and its extensive global network. Today, we use these strengths to expand value chains in fields that are expected to see sustained growth into the future.

Just one commodity can present a host of earnings opportunities. And we can generate a certain level of earnings without being at the mercy of economic trends in any specific field. Our value chain innovator model is thus a foundation for sustained growth.

Example 1—Steel Industry Value Chain

The steel industry is a key industry that has created the foundations for modern industry. It is also a core industry in many countries. The value of steel today is immeasurable as a cornerstone material for various industries from construction to automobiles and machinery. And demand for steel is growing worldwide, especially in Asia. This makes the steel industry an extremely important industry for MC especially because it is also an industry where we can take maximum advantage of our network, expertise and insight. The steel industry value chain is representative of our activities in resource fields and also one of our major strengths.

This value chain starts with the production of coking coal, iron ore and other mineral resources. In this upstream sector, we have

Steel Industry Value Chain



Raw Materials
Exploration, Development, Production
Steelmaking
Processing, Distribution, Marketing
End Users
Coking coal
Iron ore & other, raw materials
Scrap steel
Raw Materials Supplier
BMA, IOC etc.
Steelmakers (Blast furnace mills)
Steelmakers (EAF mills)
1st wholesalers, Metal One Corporation
2nd and 3rd processors, distributors
Parts manufacturers
Construction
Automobiles
Machinery
Electric appliances
Cans
Ships
Finance
: Trading
: Finance
: Business investment

secured important resources through our participation in the BM Alliance (BMA), a coal mining joint venture with BHP Billiton Ltd. that is the world's largest supplier of coking coal, and Iron Ore Company of Canada (IOC), one of the largest iron ore companies in North America. These interests allow us to provide a stable supply of metal resources to steelmakers in the next stage of the value chain. In turn, Metal One Corporation—an MC Group subsidiary and one of the largest steel products trading companies in the industry—spearheads the processing, distribution and marketing of steelmakers' products. The processed products are supplied to end users in the construction, automobile, machinery and other industries.

We have established similar value chains in other resource fields, namely non-ferrous metals and LNG. But it doesn't stop there. The process of strengthening these value chains is an ongoing one.

Example 2—Automobile Field Value Chain

Making an automobile requires more than 20,000 individual parts and involves many different companies and manufacturers from raw materials and parts to processing and assembly. But the auto industry in broader terms also extends to sales finance and leasing. It is an industry that is exceptional in terms of its sheer size. And it still has much promise in the future. Significantly, it is also an industry where MC has achieved much success. In terms of its scale and breadth, our value chain in the automobile field is one of our flagship value chains in non-resource fields.

This value chain centers on overseas distribution-related businesses of Mitsubishi Motors Corporation (MMC) and Isuzu Motors Limited brand vehicles. Our global network extends to all parts of the world, but is centered on Asia and Europe. Indonesia and Thailand, in particular, are strategically important regions for Mitsubishi and Isuzu vehicles, respectively. From upstream to downstream sectors, we have put in place a robust value chain. Centered on wholesale and distribution subsidiaries Krama Yudha Tiga Berlian Motors in Indonesia and Tri Petch Isuzu Sales Co., Ltd. in Thailand, we are involved in everything from vehicle and engine assembly upstream to automobile finance and dealerships downstream. These interconnected value chains have proven very successful. In Thailand, the value chain has been strengthened further through the activities of subsidiary Isuzu Operations (Thailand) Co., Ltd.—it is now exporting Isuzu pickup trucks around the world.

In other non-resource fields like petrochemicals, food commodities and food products and real estate, MC is similarly playing a major role in the evolutionary advancement and development of value chains.

Automobile Field Value Chain



Parts Production
Vehicle and Engine Assembly
Sales
Dealers
Consumers
Logistics
After-sales service
IT system development
Automobile finance
Exports
Consumers

Trading : Trading   Finance : Finance   Investment : Business investment

Answer 4 : Because we constantly analyze and assess risk and return!

As we develop and expand our businesses in pursuit of sustained growth we constantly evaluate risk-return profiles and our financial soundness.

Basic Policy on Risk Management

MC's businesses are exposed to various risks, which include changes in the macroeconomic environment, market fluctuations such as in terms of exchange rates and commodity prices, compliance and natural disasters. With respect to these risks, however, we analyze and manage risk and return according to risk category for each individual business and project. At the same time, we regularly assess risk for the company as a whole as we allocate management resources to execute our business strategy aimed at achieving sustained growth.

Risk Management of Individual Investments

When making business investments, we run simulations of future cash flows, which also take into account risk-related change, and use that as the basis for determining the investment return required of each project.

Moreover, to prevent or mitigate losses as well as to maximize earnings by existing investments either through sale of our interest or liquidation at the right time, we have established quantitative exit rules. Ultimately, we look closely at whether to stay in an investment or exit it based on these rules as well as qualitative factors. Enforcement of exit rules, which we adopted in fiscal 2000, has led to the withdrawal from 249 companies over the 7-year period to the end of March 2007. In total, exiting these investments has reduced investment assets, including property and equipment and investment securities, by approximately ¥220.0 billion.

Risk Management at the BU Level

At MC, business units (BUs) are the smallest unit for organizational control and earnings management. Senior management assigns each BU one of three strategic missions: Stretch, Build or Restructure. And we use Mitsubishi Corporation Value Added (MCVA), a key internal performance indicator, to measure whether consolidated net income is covering the cost of capital associated with a given level of risk in each BU; MCVA is derived from the EVA® concept, an indicator of whether value created exceeds shareholders' expectations. Progress in achieving the assigned mission and earnings are monitored every year. Through this portfolio management, we are able to quickly identify businesses that could impair shareholder value. Equally, businesses with growth prospects are assigned more funding and human resources. This prioritization of resources has been an integral part of our management approach since fiscal 2002. Rightly so, because it has produced results. Compared to April 2001, when the BU system was adopted, there are now fewer Restructure-type BUs in our portfolio mix. What's more, collective BU performance has improved markedly. Consider this. In fiscal 2002, total profits from profitable BUs were approximately ¥140.0 billion and total losses from unprofitable BUs were approximately ¥80.0 billion. In fiscal 2007, the corresponding figures were roughly ¥440.0 billion and ¥30.0 billion. That's quite a remarkable improvement.

MCVA (Mitsubishi Corporation Value Added)

MCVA = Consolidated net income – (Risk capital x Cost of capital)

Consolidated net income:	Gains or losses on the sale of listed shares are deducted from consolidated net income to show the underlying earnings power
Risk capital:	Largest anticipated loss
Cost of capital:	Estimated return required by shareholders from the company

BU Missions

Stretch:	maintain and increase earnings by investing more management resources, adding new functions and through other means
Build:	build new business domains and develop and establish new businesses by investing management resources
Restructure:	improve earnings and mitigate risk through restructuring or downsizing and in some cases withdrawal

Risk Management for MC as a Whole

Risk management for MC as a whole verifies whether risk capital, the largest anticipated loss, is less than shareholders' equity, a measure of our strength as a company. At the same time, we aim to hold the ratio of investment assets, including property and equipment and investment securities, to shareholders' equity to 1.5 at most. Regular checks are made here as well to confirm that we are doing this.

As the above discussion illustrates, MC is managing risk from various perspectives. The pursuit of returns commensurate with risk based on adherence to these standards will continue to underpin our drive to deliver sustained growth.

No. of BUs and BU Ratio by Mission


(%)
100
75
50
25
0
189BU
181BU
187BU
164BU
149BU
138BU
138BU
44%
20%
36%
44%
27%
29%
50%
25%
25%
59%
23%
18%
64%
22%
14%
66%
20%
14%
68%
22%
10%
01.4
02.4
03.4
04.4
05.4
06.4
07.4
Stretch
Build
Restructure

BU Consolidated Net Income


(¥ billion)
500
400
300
200
100
0
-100
65.0
141.6
105.7
159.7
149.7
186.6
219.3
258.1
359.7
376.1
410.2
439.6
▲76.6
▲54.0
▲36.9
▲38.8
▲16.4
▲29.4
02.3
03.3
04.3
05.3
06.3
07.3
Total losses from unprofitable BUs
Total profits from profitable BUs
Total net income

Investment Assets and Shareholders' Equity


(¥ billion)
(times)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
2,695
2.6
1,033
2,803
3.0
939
2,789
2.3
1,225
2,859
1.9
1,505
3,243
2,379
3,568
2,951
02.3
03.3
04.3
05.3
06.3
07.3
Investment assets (Left)
Consolidated shareholders' equity (Left)
Ratio of investment assets to consolidated shareholders' equity (Right)

Answer 5 : Because we develop people that are the core of our growth!

The driving force behind growth at MC is its people. They are our greatest asset and so it's no overstatement to say that people provide the power for our growth. When MC invests in businesses we don't simply provide funds. We also invest human capital, because we believe this accelerates growth.

The Source of Growth—People

Highlighting the importance we place on people is the fact that the human resources development is one of the three basic concepts of our INNOVATION 2007 medium-term management plan. Human resources development is a theme we are tackling on a company-wide basis.

Our business model today revolves around business investments, when once it centered on trading. When we invest, we take a hands-on approach to management at business investees rather than just providing funds. Supplying highly skilled individuals is thus a pillar of our growth strategy. MC has built a reputation for supplying many quality management personnel to various industries. But from a medium- to long-term perspective, the development of people with the ability to function as CEOs and CFOs at business investees is an ongoing and proactive initiative at this company. The Center for Human Resources Development is playing a central role in this respect.

Basic Qualities Required of MC People

MC's business is changing dramatically. As the operating environment also undergoes major change, one can't assume that customers will automatically pay for our services if we work as we have in the past. That's because customers will pay only when they see value in the services we provide. We must therefore think about the value we can provide and then put structures in place for providing optimal services. This requires certain basic qualities of employees. Firstly, high personal ethical standards that will be recognized worldwide. Secondly, specialist knowledge for devising the precise solutions needed by society and customers. They must also possess the ability to persevere and produce results, seeing a project through to a successful outcome while overcoming issues and difficulties they will surely encounter along the way.

But we believe that skill and knowledge alone are not enough. It is essential that people develop and demonstrate attractive

Managers Heralding From MC



NIHON HOSPITAL SERVICE
Innovation Business Group
Procurement of medical supplies, management of supply centers and back-office support for hospital management
President Toshio Goto



MITSUBISHI CORP.-UBS REALTY
Industrial Finance, Logistics & Development Group
Asset manager of a Japanese real estate investment trust
President & CEO Yuichi Hiromoto



JAPAN AUSTRALIA LNG (MIMI)
Energy Business Group
Development and sales of resources (LNG, LPG, condensate and crude oil)
Director & CEO Ryuichi Minoda



METAL ONE
Metals Group
Steel products operations
President Moriji Kanada



TRI PETCH ISUZU SALES
Machinery Group
Importing and distribution of automobiles
President Morikazu Chokki



KALTIM PARNA INDUSTRI
Chemicals Group
Manufacturing of ammonia
President Kimihide Ando



LAWSON
Living Essentials Group
Franchise chain of LAWSON convenience stores
President Takeshi Niinami



LIFE CORP
Living Essentials Group
Supermarket chain stores
President Koji Iwasaki

personal qualities. We believe that proposals based on proven skills and knowledge, made by people of character and substance, lead to the creation of businesses with real value.

Concrete Initiatives to Strengthen Human Resources

The recruitment and development of the people it needs and the provision of an environment where they can show their potential are important to MC.

On the first point, our recruitment policy is to continuously hire university graduates, the source of our long-term strength as a company, as well as increase the number of mid-career professionals who have the high skills we also need. And to maintain the quality of our human resources into the future, we also actively promote diversity in our workforce. We are hiring more women and foreign nationals and also more veteran workers.

In terms of staff development, through planned career path programs, we give our people the chance to work at subsidiaries and affiliates and to experience different overseas cultures. This approach produces people who can execute global consolidated management. We also offer enhanced training programs and courses. Furthermore, we actively use in-house training including courses and external MBA programs for managers.

To provide the sort of environment in which our diverse workforce can excel, we invest in the necessary infrastructure such as training facilities, off-site training camps and dormitories for single employees, as places where they can interact with their colleagues, both senior and junior, on a daily basis. Putting in place a conducive work environment, extends to support systems for diverse needs, including those of women, foreign nationals and veteran workers. One illustration is a robust maternity/paternity leave system and flexible working hours for people with childcare responsibilities. We also support our employees' physical and mental health in various ways.

Strengthening Human Resources on a Global and Consolidated Basis

Our actions in regards to human resources extend beyond the approximate 6,000 employees of the parent company to employees of the MC Group worldwide. MC has more than 200 offices around the world at which some 3,000 local hires (national staff) work with Japanese staff. And more than 40,000 people are employed at our subsidiaries. Together, we therefore have a workforce of more than 50,000 people on a consolidated basis. One of the largest missions of the Center for Human Resources Development is to increase the skill level of this workforce as well as to provide and create opportunities for skilled and motivated employees to achieve more. Highlighting the results of this center's efforts, since 2006, five more national staff have been appointed as office heads. It is also enhancing training programs for employees of subsidiaries.

Career Path Program (Example)


[Subsidiaries and affiliates]
[Offices]
[Mitsubishi Corporation]
Mid-50s
Mid-40s
Mid-30s
Mid-20s
Courses for senior managers
Management personnel of subsidiaries and affiliates
Corporate Functional Officer
GCEO, Division COO
Highly skilled specialist
Utilization and development of management personnel across groups
Highly skilled specialist
Appointment preparation program
Short-term MBA program
Extensive experience in similar business, appointments at multiple businesses, etc.
Office head
BU general manager
MC management school
New BU general manager training
Business management training
Middle management
Head of medium-sized company, second in charge at large company, etc.
BU manager
Junior management training
Internal secondment (Personnel exchange among groups)
Domestic and overseas offices
New manager training
Management assistant
Work closely with top management on daily basis
BU member
Fifth-year training
Initial courses
Project member
Acquire skills through secondment to spin-offs, etc. at initial stage
Post new employees to accounting and finance
New employee/ mid-career hiring Induction training

Review of Operations

Business Groups at a Glance

Fiscal 2007 Results

New Business Initiative Group

Operating transactions: ¥278,378 million
Gross profit: ¥56,853 million
Equity in earnings of affiliated companies: ¥3,408 million
Net income: ¥12,202 million
Segment assets: ¥486,738 million

No. of employees: 4,965

Energy Business Group

Operating transactions: ¥4,377,210 million
Gross profit: ¥80,904 million
Equity in earnings of affiliated companies: ¥49,745 million
Net income: ¥73,999 million
Segment assets: ¥1,556,896 million

No. of employees: 1,902

Metals Group

Operating transactions: ¥5,261,412 million
Gross profit: ¥366,789 million
Equity in earnings of affiliated companies: ¥43,227 million
Net income: ¥186,818 million
Segment assets: ¥3,204,975 million

No. of employees: 11,051

Machinery Group

Operating transactions: ¥3,440,429 million
Gross profit: ¥197,883 million
Equity in earnings of affiliated companies: ¥20,523 million
Net income: ¥83,201 million
Segment assets: ¥2,633,935 million

No. of employees: 10,177

Chemicals Group

Operating transactions: ¥2,202,522 million
Gross profit: ¥86,252 million
Equity in earnings of affiliated companies: ¥13,456 million
Net income: ¥19,994 million
Segment assets: ¥831,606 million

No. of employees: 4,252

Living Essentials Group

Operating transactions: ¥4,953,248 million
Gross profit: ¥348,655 million
Equity in earnings of affiliated companies: ¥19,399 million
Net income: ¥48,286 million
Segment assets: ¥2,153,026 million

No. of employees: 20,384

Gross Profit (¥ billion)	Equity in Earnings of Affiliated Companies (¥ billion)	Net Income (¥ billion)	Segment Assets, ROA (¥ billion [Left], % [Right])


60
40
20
0
51
52
57
05.3
06.3
07.3


20
15
10
5
0
15
4
3
05.3
06.3
07.3


20
15
10
5
0
12
19
12
05.3
06.3
07.3


1,000
800
600
400
200
0
845
691
487
1.3
2.5
2.1
2.5
2.0
1.5
1.0
0.5
0.0
05.3
06.3
07.3
Segment Assets [Left] ROA [Right]


100
80
60
40
20
0
74
94
81
05.3
06.3
07.3


60
40
20
0
31
40
50
05.3
06.3
07.3


80
60
40
20
0
46
75
74
05.3
06.3
07.3


2,000
1,500
1,000
500
0
1,141
1,502
1,557
4.6
5.7
8.0
6.0
4.0
2.0
0.0
05.3
06.3
07.3
Segment Assets [Left] ROA [Right]


400
300
200
100
0
202
305
367
05.3
06.3
07.3


50
40
30
20
10
0
14
31
43
05.3
06.3
07.3


200
150
100
50
0
48
136
187
05.3
06.3
07.3


4,000
3,000
2,000
1,000
0
2,057
2,670
3,205
2.6
5.7
6.4
8.0
6.0
4.0
2.0
0.0
05.3
06.3
07.3
Segment Assets [Left] ROA [Right]


200
150
100
50
0
158
181
198
05.3
06.3
07.3


25
20
15
10
5
0
16
18
21
05.3
06.3
07.3


100
80
60
40
20
0
55
70
83
05.3
06.3
07.3


3,000
2,000
1,000
0
2,298
2,456
2,634
2.5
2.9
3.3
4.5
3.0
1.5
0.0
05.3
06.3
07.3
Segment Assets [Left] ROA [Right]


100
80
60
40
20
0
75
77
86
05.3
06.3
07.3


15
10
5
0
12
9
13
05.3
06.3
07.3


25
20
15
10
5
0
18
20
20
05.3
06.3
07.3


1,000
800
600
400
200
0
648
708
832
2.9
2.9
2.6
5.0
4.0
3.0
2.0
1.0
0.0
05.3
06.3
07.3
Segment Assets [Left] ROA [Right]


400
300
200
100
0
315
336
349
05.3
06.3
07.3


20
15
10
5
0
11
18
19
05.3
06.3
07.3


50
40
30
20
10
0
45
49
48
05.3
06.3
07.3


2,500
2,000
1,500
1,000
500
0
1,739
1,944
2,153
2.8
2.6
2.4
5.0
4.0
3.0
2.0
1.0
0.0
05.3
06.3
07.3
Segment Assets [Left] ROA [Right]

* The number of employees is as of March 31, 2007. The number of Corporate Staff Section employees not shown on this page was 3,136.

In April 2007, the Innovation Center, New Business Initiative Group and other related groups were reorganized to form the Business Innovation Group and the Industrial Finance, Logistics & Development Group—putting in place a 7 business group framework.

	Main Products and Services
Business Innovation Group Changes in the structure of industry around the world and technological innovation are rapidly progressing. Amid these trends, the Business Innovation Group seeks to establish a foundation for generating large profits, by aggressively leading the market in the development of competitive businesses in high-growth fields of industry in which MC can obtain a basis for future growth.	Business incubation of advanced technologies, development of new businesses in the electronics, ITS and automotive industries; solar power, biofuels, emissions reduction, water-related and resource recycling businesses; ICT-related business (IT solutions and services, network services, IT-related consulting services, information security business and ASP businesses, others); comprehensive solutions for hospitals, nursing care and rehabilitation services, community healthcare support, food services/delivery businesses; content business, e-commerce business, publishing, human resources management, call centers, mobile phone-related business, outdoor advertising, settlement infrastructure, others
Industrial Finance, Logistics & Development Group This group aims to generate sizeable profits from the development of a shosha-type industrial finance business—fusing expertise in finance with expertise in real estate, construction, logistics to provide comprehensive finance solutions based on strengths and approaches different than those of financial institutions.	Buyout investments, alternative fund investments, asset management; real estate funds, infrastructure funds, leasing business, airline-related business; real estate development, commercial facility development and operation, sales and leasing of houses and condominiums, construction, real estate consulting, PFI business, overseas real estate business; parts and product distribution, tramp chartering (bulkers), terminals business, insurance solutions business, others
Energy Business Group In addition to developing and investing in oil and gas projects, the Energy Business Group trades in crude oil, petroleum products, LPG, LNG, carbon products and other products.	LNG (liquefied natural gas), LPG (liquefied petroleum gas), crude oil, gasoline, naphtha, kerosene, diesel oil, heavy oil, lubricating oil, asphalt, other petroleum products, Orimulsion®, anthracite, coal coke, petroleum coke, carbon black feedstock, coal tar and tar products, carbon fibers and activated carbon, artificial graphite electrodes, oil and gas exploration and production, others

		Main Products and Services
Metals Group	Through business development based on logistics and investment, the Metals Group creates value by building integrated value chains extending from raw materials to products	Iron ore, coking coal, thermal coal, auxiliary materials, raw materials for stainless steel such as nickel and chrome, ferro-alloys, non-ferrous metal raw materials such as copper and aluminum, non-ferrous metals, precious metals, automotive body parts, pig iron, scrap steel, steel sheets and coils, steel tubes and pipes, stainless steel, other steel products, others
Machinery Group	The Machinery Group is building and expanding value chains by applying industry knowledge and capabilities to a wide range of areas. These include project development, networking and financing.	Facilities and machinery for power generation, power transmission and transformer facilities, transport and import of nuclear fuel, elevators and escalators, power projects outside Japan, sales of electricity in Japan, and on-site power generation projects; petrochemical plants, natural gas and petroleum plants, machinery for production of steel and non-ferrous metals, cement-production machinery, mining machinery, port facilities, off-shore marine structures, agricultural machinery, construction machinery, food machinery, machine tools, tire production machinery, printing machinery; ships and vessels, marine machinery, operation of vessels, rolling stock, signals, communications systems and transformer facilities for railways, railway project development, traffic control systems, satellite communications, satellite imagery & mapping services, aircraft, defense-related equipment, and space-related equipment and development; motor vehicles (entire cars, assembly parts, spare parts, production facilities), others
Chemicals Group	The Chemicals Group contributes to the creation of an affluent society by supplying essential chemicals and chemical products to numerous industries. These chemicals include raw materials for synthetic resins and fibers, chemical fertilizers, inorganic raw materials, industrial salts, plastics, electronics materials, and life science products.	Petrochemical products, fertilizers, inorganic chemical products, synthetic plastics and plastic products, functional materials, electronic materials, food and feed additives, pharmaceutical and agricultural chemical intermediates manufacturing, life science business, advanced materials, others
Living Essentials Group	The Living Essentials Group trades in products and develops businesses that support the daily lives of consumers in fields related to food, clothing and housing. It operates in a wide range of spheres from the procurement of materials to the consumer market.	Rice, wheat, barley, wheat flour, corn, sugar, starch, corn syrup and other sweeteners, corn grits, brewing malt, hop, soybean, rapeseed, sesame seed, oil and fat products, chicken and pork, processed meat products, vegetable protein, grain by-products, roughage; processed foods, soft drinks, raw tea products, canned foods, liquor, confectionery and confectionery ingredients, health foods, pet foods, tuna, marine products, frozen and chilled products, cheese, dairy products, coffee and cocoa ingredients, fruit juices, fruit and vegetables; textile raw materials, yarn and knitted fabric, fashion apparel, footwear, household goods, furniture and interior products, brand business, raw materials for paper (including wood chips and pulp), paper, paperboard, packaging materials, construction materials, cement, glass raw materials, tires, industrial textiles, enhanced materials, electronic equipment; retail management solutions, marketing research, logistics engineering, sales promotion service, others

Business Innovation Group



Nobuaki Kojima
Senior Vice President
General Manager, Innovation Center
(Concurrently) Division COO, New Energy & Environment Business Division

Eisaku Tamura
Senior Vice President
Division COO, Media Consumer Business Division

Koichi Komatsu
Executive Vice President
Group CEO, Business Innovation Group

Motohiko Nakagawara
Division COO, Information & Communication Technology Business Division

Sumio Ariyoshi
Senior Vice President
Division COO, Human Care Business Division

Business Innovation Group Organizational Structure

Business Innovation Group CEO Office
Business Innovation Group Controller Office

Innovation Center
- Technology & Business Development Dept. • ITS Project Planning Dept.
- Automotive-Related Business Innovation Office

New Energy & Environment Business Division
- New Energy Business Unit • Emissions Reduction Business Unit
- Environment & Water Business Unit

Information & Communication Technology Business Division
- IT Solution Unit • IT Business Unit • Network Service Business Unit
- Information Security Business Unit

Human Care Business Division
- Healthcare Business Unit • Hospital Solution Business Unit
- Life Care Business Unit • Food Service Business Unit

Media Consumer Business Division
- Business Creation Unit • Human Service Business Unit
- Media Commerce Business Unit • Contents Business Unit
- Mobile Phone Business Unit

Business Innovation Group Net Income

(¥ billion)


2.0
1.5
1.0
0.5
0
1.9
2.0
07.3
08.3 (est.)

* *Figure restated based on new organization*

Group CEO's Message

Formation of a New Business Group

The Business Innovation Group was formed on April 1, 2007 from the progressive restructuring of the New Business Initiative Group. This new business group brings together the Information & Communication Technology (ICT) Business, Human Care Business, and Media Consumer Business divisions of the former New Business Initiative Group and new energy and environment-related businesses from the Energy Business, Metals and Machinery groups. It also includes the Innovation Center, which was formerly attached to the Corporate Staff Section. This group is thus

Introduction to a Key Business—Emissions Reduction Project
The Business Innovation Group recognizes the need for coexistence of the natural environment and economy using market mechanisms. Based on this recognition, MC has accumulated emission credit trading expertise since the late 1990s through investment in and/or sending employees to emission credit brokers Natsource LLC of the U.S. and Natsource Japan, as well as various funds structured with the goal of reducing greenhouse gases (GHGs). Coupling this expertise with our overseas offices and an extensive worldwide network, we are already involved in UN-approved Clean Development Mechanism (CDM) projects that are reducing the equivalent of approximately 12 million tons of CO_2 per year. This makes us the number-one among Japanese companies in this regard. Furthermore, we are currently examining more than 25 new emissions reduction projects in Asian countries, the Middle East, Europe, South America and elsewhere. The group will continue to develop the emissions reduction business to contribute to preservation of the Earth's natural environment from a medium- to long-term perspective.


China
HFC23 decomposition
10.11 million (tons/year)
South Korea
N₂O reduction
0.28 million (tons/year)
Pakistan
N₂O reduction
1.05 million (tons/year)
China
N₂O reduction
0.35 million (tons/year)
Philippines
Methane gas reduction
0.08 million (tons/year)
China
CO₂ reduction
0.15 million (tons/year)
Examining more than 25 emission credit projects
*Figures are the reduction in CO₂ equivalent emissions
Developing actual projects
Mitsubishi Corporation
6 other MC business groups
42 domestic offices
Approx. 200 overseas offices
Coop-eration
Business Innovation Group
New Energy & Environment Business Division
Coop-eration
Partners
Accumulate emission credit trading expertise
Investment
Investment
Investment and secondment
Investment and secondment
Investment and secondment
Prototype Carbon Fund (Fund of US$180 million)
Natsource LLC (U.S.)
Invest-ment
Natsource Japan
ESCO Fund (Fund of US$63 million)
Japan GHG Reduction Fund (Fund of US$141.5 million)

made up of one center and four divisions—the Innovation Center, New Energy & Environment Business Division, Information & Communication Technology Business Division, Human Care Business Division, and Media Consumer Business Division—as well as group staff organizations. The Business Innovation Group has about 570 employees.

Today, we are seeing the structure of industry change dynamically on a global scale and continual technological advancement. The mission entrusted to this group is to create future earnings streams by developing, nurturing and expanding businesses that have strong earnings power as well as to contribute to society and the environment.

In fiscal 2007, the Business Innovation Group recorded net income of ¥1.9 billion based on restated business group figures under MC's new organizational structure. Corporate business development (R&D) and incubation expenses for developing business areas in the Innovation Center that are new to MC were covered by earnings from existing businesses in the four divisions of this business group.

Group Strategy and Fiscal 2008 Outlook
Corporate business development and incubation over the long term is important for MC. We will therefore continue to invest management resources in these areas. Concurrent with this focus on future business development, we will work to increase earnings in our existing businesses. With this combination of activities we aim to elevate net income to ¥2.0 billion in fiscal 2008, our first year of operations.

In pursuing long-term corporate development and incubation, the Innovation Center collaborates with laboratories, universities, private-sector companies and other parties to make upfront investments in new technologies, materials and business models such as lithium-ion batteries. These efforts will continue to unearth and develop new business opportunities. We've already had success at converting our forward-looking work into earnings. A prime example is emission credit trading. Seeing the potential, we began acquiring expertise in this sector in the late 1990s when it was very much a frontier field. Today, we are using our head-start and knowledge to good effect.

The New Energy & Environment Business and Human Care Business divisions, meanwhile, are core organizations responsible for new energies & the environment and medical health care fields, two of the three fields MC has designated as Next-Generation Core Businesses. We will grow businesses in these fields, adopting a company-wide approach that fosters greater cooperation with other business groups and also involves the strategic allocation of resources.

The ICT Business Division, responsible for information, communications and systems-related services, and the Media Consumer Business Division, responsible for content utilization and mobile phone sales businesses, will focus on developing core businesses while reshaping their business portfolios. An aggressive M&A strategy will form part of their approach as they pursue organic growth as well as growth through outside acquisitions.

In developing the businesses of this group in the past, MC's approach has been to send people to a number of strategic subsidiaries to manage them directly. Moving forward, we will continue to develop and produce management personnel in a bid to establish an even more stable business foundation on a consolidated basis and increase earnings.

K. Komatsu

Koichi Komatsu
Executive Vice President,
Group CEO, Business Innovation Group

Innovation Center

We develop new businesses harboring significant growth prospects from a medium- to long-term standpoint, as well as help other MC business groups to do the same.

We aim to develop new technologies and viable businesses by investing in them at an early stage before the markets are fully formed, viewing structural changes in industry and technological innovation as business opportunities.

We seek to launch new markets with our partners that will contribute to the advancement of industry. Illustrating these efforts are work to develop applications for nanomaterials such as fullerenes and nanotechnology-related businesses; new business development in the electronics industry; the planning and creation of businesses related to Intelligent Transport Systems (ITS); the development of lithium-ion batteries for electric vehicles; and support for development projects led by other MC business groups.

Battelle-Japan Corporation, a joint venture we established in March 2006 with Battelle Memorial Institute, a U.S.-based independent research institution, is creating the "seeds" for new businesses by developing innovative technologies. This development is being conducted in association with Battelle, one of the largest research institutions in the world, and leading Japanese corporations, universities and laboratories.



Fullerenes
Composed of 60 carbon atoms, fullerenes are expected to facilitate the development of a host of innovative products. This state-of-the-art material already has commercial applications in the cosmetics industry.

New Energy & Environment Business Division

We are engaged in new energy and environmental businesses that leverage MC's proven ability in energy-related businesses and global market reach.

Up to now, various MC groups and organizations, including the Innovation Center and Energy Business, Metals, Machinery, Chemicals and Living Essentials groups, have conducted environmental and new energy businesses based on diverse strategies. This division was formed in April 2007 to bring these scattered activities under one organizational body in MC. Behind this reorganization is the strong recognition that MC must actively engage in environmental businesses to maintain and increase its corporate value. Putting this importance into context is that the 21st Century is regarded by many as the Century of the Environment. We see our mission as helping to solve increasingly grave environmental issues through our businesses. We will concentrate on three fields in particular: the new energy business, emissions reduction business, and environment & water business.

In fiscal 2008, our inaugural year, we will develop solar energy, biofuels, emissions reduction, water-related and resource recycling businesses based on close scrutiny of medium- and long-term trends in regards to energy problems and global warming.



Amorphous Solar Cells
Pictured is a 1.4MW solar power generation facility installed by Spanish engineering firm TSK in Toledo, Spain. MC supplied amorphous-type photovoltaic modules manufactured by Mitsubishi Heavy Industries for the plant.

Information & Communication Technology Business Division

Our aim is to be a business solution partner focused on information and communication technology (ICT). Tapping MC's peerless business expertise, we will deliver wide-ranging ICT services.

We provide comprehensive solutions to client companies centered on consulting, system integration (SI), network integration (NI) and other services. These services are provided in conjunction with our own contact center, IT outsourcing and business process outsourcing (BPO) services.

One of our strategic subsidiaries in the SI field is IT Frontier Corporation (ITF). In fiscal 2008, ITF will continue its ongoing drive to grow as an IT management services company.

Two of the trends shaping our business environment are IT and network convergence, and next generation networks (NGN). Here, in the increasingly important NI domain, MC Group company Net One Systems Co., Ltd. is a leading player. We plan to strengthen collaboration with this company on expanding new business, including joint network services.

In terms of new domains, subsidiary Infosec Corporation aims to expand information security-related business. At the same time, leveraging key overseas operating bases—iVision Shanghai Co., Ltd. in China, MIC Business Solutions, Inc. in the U.S., AccesStage S/A and MC1 Technologia Ltda. in Brazil, Mitsubishi International Corporation's Silicon Valley office and other locations—we will support our client's global business, promote offshore development which has cost advantages and identify new technologies abroad.



IT Frontier Corporation
ITF aims to be clients' true IT partner. From the planning and establishment of IT strategy to system design, development and operation, ITF provides total support.

Human Care Business Division

Underpinned by our strength in management support and outsourcing services for hospitals, we are building a value chain in the healthcare field.

This division's business domain was previously confined solely to healthcare and peripheral fields. In April 2007, we extended our reach to the foodservice field.

In the healthcare field, we are building a value chain for supporting hospital management through a group of strategic subsidiaries. One is MC Medical, Inc., which imports and sells domestically advanced medical equipment from overseas. Nihon Hospital Service Co., Ltd., meanwhile, buys medical supplies in bulk for hospitals and manages associated supply centers. Apprecia, Inc., on the other hand, offers consulting services for the procurement of medical equipment when hospitals rebuild or relocate. And Lifetime Partners Inc. (LTP) provides consulting services for reforming hospital business processes and procuring funds.

In order to provide new forms of support for hospital management, we will develop various other businesses. Examples include healthcare funds, an information systems business aimed at improving hospital administration, and a food delivery service for patients afflicted by lifestyle diseases.

In the nursing care field, subsidiary Nippon Care Supply Co., Ltd. is engaged in the wholesale and rental of nursing care equipment. It is now also developing new nursing-care related businesses.

In the foodservice industry, Create Restaurants Inc. is developing a restaurant chain based on new formats, while LEOC JAPAN Co., Ltd. provides meals to hospitals, nursing care facilities and other customers. From this base, we plan to leverage the strengths of this division to conduct a foodservice business that seeks to capitalize on industry restructuring.



JR Sapporo Railway Hospital
This was the first case among the company-owned hospitals in Japan which raised funds for rebuilding through securitization. MC used its financial, development and other capabilities to win the order for rebuilding and operating the hospital.

Media Consumer Business Division

We develop and invest in businesses with a consumer focus in various lifestyle fields.

In the media field, through subsidiary d-rights Inc. and other entities, we plan, produce and screen *anime* as well as develop and sell related products. Our activities also extend to mail-order sales using TV shopping, catalogs and other formats, along with other businesses. In addition, we develop various customer-centric businesses that incorporate our marketing capabilities. One uses JAL air miles as an incentive to promote sales, while another connects LAWSON convenience stores with customers via the Internet and mobile phones.

The mobile field is another business area for which this division is responsible. Here too we conduct various businesses either ourselves or through group companies. MS Communications Co., Ltd., for example, sells mobile phones and develops new services for mobile phones. Bewith, Inc. plays a vital role in ensuring smooth communications between companies and their customers through its contact center operations. Moreover, another business sees dietitians provide nutritional guidance for patients suffering from lifestyle diseases and other people with health concerns. Other new business models include services targeted at baby boomers and the creation of mechanisms to enhance the convenience of electronic settlement, and FeliCa contactless IC card technology.

Temporary staffing also falls within the remit of this division. Subsidiary Mates Co., Ltd. aims to develop into a provider of comprehensive human resources, including specialists in all fields.

In fiscal 2008, we will continue to strengthen existing businesses on an individual basis. But we also plan to make dramatic advances in consumer-centric business fields by coupling our various businesses in a way that only MC can, thus differentiating them in the marketplace.

venture republic
Price comparison site coneco.net
Travel comparison site Travel.co.jp

Venture Republic Inc.
This MC subsidiary operates "coneco.net," which offers consumers price comparisons for various categories of products and services, and a similar website focused on travel called "Travel.co.jp."

Industrial Finance, Logistics & Development Group



Yasushi Ariyoshi
Senior Vice President
Division COO,
Development &
Construction Project
Division

Ken Kobayashi
Executive Vice President
Group CEO, Industrial
Finance, Logistics &
Development Group

Michio Izumi
Senior Vice President
Division COO,
Logistics Services
Division

Hideshi Takeuchi
Executive Vice President
Group COO, Industrial
Finance, Logistics &
Development Group
(Concurrently)
Division COO,
Merchant Banking,
M&A Division

Yasuyuki Sakata
Division COO,
Asset Finance &
Business Development
Division

Industrial Finance, Logistics & Development Group Organizational Structure

Industrial Finance, Logistics & Development Group CEO Office
Industrial Finance, Logistics & Development Group Controller Office

Merchant Banking, M&A Division
- Merchant Banking & Investment Unit • M&A Unit

Asset Finance & Business Development Division
- Financial Services Unit • Real Estate & Project Finance Unit
- Leasing & Finance Unit • Airline Business Unit

Development & Construction Project Division
- Commercial Property Development & Management Unit
- Urban & Residential Development Unit • Construction & Building Equipment Unit • Overseas Property & Project Development Unit

Logistics Services Division
- Risk Engineering Unit • Logistics Business Unit
- Tramp Chartering Business Unit • Tank Terminals Business Unit

Industrial Finance, Logistics & Development Group Net Income

(¥ billion)



40
30
20
10
0
31.8
10.5
17.0
07.3*
08.3 (est.)

* *Figure restated based on new organization*

□ After deducting gain on sale of Diamond City shares

Group CEO's Message

Formation of a New Business Group

This group was formed on April 1, 2007 from the reorganization of the former New Business Initiative Group. Specifically, we have united our financial and logistics related businesses with the development & construction project, airline and domestic auto leasing related business from the Machinery Group. As a result of this reorganization, our group is made up of four divisions—Merchant Banking, M&A Division, Asset Finance & Business Development Division, Development &

Introduction to a Key Business—J-REITs

Mitsubishi Corp.-UBS Realty Inc. (MCUBSR) was established in a joint venture with UBS AG, a preeminent European financial institution to manage and offer REITs. Since 2002, MCUBSR has been managing Japan Retail Fund Investment Corporation (JRF), a J-REIT focused on retail facilities. Total assets under management at February 2007 stood at ¥480 billion. As the 51% shareholder of MCUBSR, centered on the Asset Finance & Business Development Division and Development & Construction Project Division, MC is providing various forms of support to MCUBSR such as seconding staff and evaluating properties.

At present, MCUBSR is making preparations for the launch of a unique new REIT, Industrial & Infrastructure Fund Investment Corporation. This REIT will invest in industrial assets such as logistics centers, plants and other manufacturing facilities and infrastructure facilities where there is thought to be much business potential and strong appetite among investors. MCUBSR plans to launch this new REIT during fiscal 2008. The Industrial Finance, Logistics & Development Group will support this new REIT by drawing on the expertise and insight of its divisions. The Asset Finance & Business Development Division boasts know-how in securitization and asset management derived from the launch and management of JRF, while the Development & Construction Project Division has expertise in project development. The Logistics Services Division, meanwhile, will lend its expertise in facility management.

In addition to this sort of asset finance business backed by MC's strengths, the Industrial Finance, Logistics & Development Group seeks to strengthen and expand an asset management business that utilizes networks and knowledge in financial market garnered through investment activities over the decades. The Industrial Finance, Logistics & Development Group will engage in finance businesses as "A New, Industry Innovator," the embodiment of MC's vision under its INNOVATION 2007 plan.



Distribution Facilities

Construction Project Division and Logistics Services Division—and group staff organizations. As of April 1, we had a staff of approximately 450 on a non-consolidated basis and total assets of approximately ¥700 billion.

Sogo shosha have tended to use finance as a function, or "tool," in the business value chain. But the financial environment is undergoing major change that is expanding the possibilities for new finance businesses. The asset finance business is one example. In the case of real estate investment trusts (REITs), MC integrates finance with real estate, where MC has strength in the business value chain. Based on the underlying trends in the financial market, MC has designated "Finance" as one of its Next-Generation Core Businesses in its growth strategy for the second year of INNOVATION 2007's "step" period and beyond. This is a field where MC can leverage its contact with a broad range of industries and global network. We are appropriately allocating people, assets and other management resources to this area.

In fiscal 2007, the Industrial Finance, Logistics & Development Group recorded consolidated net income of ¥31.8 billion based on restated business group figures under MC's new organizational structure. The primary contributors to this result were gain on the sale of Diamond City Co., Ltd. shares as well as strong performances by the real estate-related fund business, aircraft leasing business and logistics business, notably Mitsubishi Corporation LT, Inc., which was established in April 2006 and provides total logistics solution.

Group Strategy and Fiscal 2008 Outlook

The Industrial Finance, Logistics & Development Group aims to generate consolidated net income of ¥17.0 billion in fiscal 2008. This would represent a ¥6.5 billion (roughly 60%) year-on-year increase based on a pro-forma net income of ¥10.5 billion for fiscal 2007 that excludes the gain on the sale of Diamond City shares. We expect the primary driver of this increase comes from real estate- and lease-related businesses' earnings.

Our strategy is to strengthen existing businesses such as real estate finance, where we have played a pioneering role in the industry in Japan. Beyond that though, in order to further drive growth, we will also expand shosha-type industrial finance businesses, which integrate finance with MC's expertise in assets and industries that are reinforced by stronger collaboration between this group and other MC business groups than before. Some of the specific areas we are targeting are a new type of REIT that invests in industrial assets, infrastructure funds specializing in infrastructure facilities, a healthcare fund that purchases medical institutions' loans and receivables, and overseas leasing businesses such as the launch of a joint venture in Saudi Arabia.

In fiscal 2008, we plan to build up our assets with risk diversification in order to expand our earnings platform. At the same time, we will also consider reallocating management resources to selectively invest them in strategic projects.



Ken Kobayashi
Executive Vice President
Group CEO, Industrial Finance,
Logistics & Development Group

Merchant Banking, M&A Division

We are providing a distinctive investment business founded on our contact with all industry domains, diverse global workforce and sophisticated expertise.

Japanese companies have seen the business environment change vastly over the last decade. One illustration is the increasing presence of investment funds and other new players in various industries as providers of capital. The Merchant Banking, M&A Division was established to develop a financial business founded on MC's unique network that responds to client needs and, at times, anticipates such needs.

A key field in fiscal 2008 for this division is our buyout investment business, which falls under the concept of nurturing businesses. In this business, we support the development and growth of businesses through the provision of risk capital and services to various companies in industries that are expected to undergo restructuring or consolidation. Besides seeking a return as an investment business, our aim is to expand and enhance our own value chain by participating in business model reform of companies in many industries.

Concurrently, we plan to continue promoting investments in quality global funds such as private equity and hedge funds, where we can expect stable income streams based on diversification of risk through an investment portfolio approach. MC has an extensive network and expertise in global financial markets built up over many years and we will leverage these "assets" to good effect in providing distinctive financial services such as asset management operations. We will also develop new financial products as we seek to create new financial businesses.



Investing in Greater China
The Merchant Banking, M&A Division conducts a global investment business. For example, subsidiary MC Capital Asia Pacific Ltd. manages a private equity fund that invests in promising companies in the Greater China region, encompassing China, Hong Kong and Taiwan.

Asset Finance & Business Development Division

We are providing a financial services business that combines our expertise in assets and services with our asset management and finance know-how.

The Asset Finance & Business Development Division is promoting a *"shosha"*-type industrial finance business, which has a wider and deeper focus than traditional finance businesses. This business targets various needs triggered by structural changes occurring around the world, such as investment diversification needs and increasing demand for support to improve management efficiency.

For fiscal 2008 in the real estate finance field, we plan to tap our experience with Japan Retail Fund Investment Corporation (JRF), a leading Japanese REIT specializing in commercial properties, to launch an industrial REIT focusing on logistic centers and other industrial-related facilities. Also, we have begun promoting an overseas infrastructure fund business.

In the lease business field, through realignment of our domestic automobile leasing operations, Mitsubishi Auto Lease Holdings Co., Ltd. has made a smooth start as one of the largest companies in the industry, and we our expanding our business base. We have also begun businesses that leverage our global knowledge and network as a *"sogo-shosha"*. One example is our general leasing business in Saudi Arabia.

In aircraft leasing, we already boast the biggest fleet of any Japanese company. In addition, we have a proven track record in importing, exporting and marketing aircraft equipments and in providing related services. We aim to wed financial solutions with these and other existing businesses in a bid to provide more expansive solutions to the airline industry, and in the process expand our business.

The provision of new financial solutions will extend to other fields too. We are managing a healthcare business fund, and, amid diversification of investment products and financial services driven by innovations occurring in the financial markets, we will also provide new financial solutions in the re-insurance and retail finance sectors.

Our overriding goal is to actively invest our resources in order to create and expand industrial finance businesses as "A new, Industry Innovator".



Saudi Arabian General Leasing Business
MC has teamed up with Mitsubishi UFJ Lease & Finance Company Limited, and leading local companies, Riyad Bank and the Zahid Group to enter into a general leasing business in Saudi Arabia.

Development & Construction Project Division

This division is building a value chain extending from development to securitization of assets by adding finance to the development of diverse real estate assets, such as retail properties, housing, office buildings, healthcare and multipurpose facilities.

The Development & Construction Project Division sees itself as an innovator in revitalizing cities and the property development field. In this capacity, we will continue to strengthen and refine our services and value chain.

REITs and private equity funds are looking to expand their asset portfolios and diversify their investments into other assets. In response, we will actively engage in real estate securitization projects where we also undertake development of the properties that are eventually securitized. Using our wealth of success in these areas will be key. We are moving forward with the development and operation of urban retail facilities through Mitsubishi Corporation Urban Development, Inc., which was established in May 2007.

In urban and residential development, maintaining the stability of our core condominium development business is one theme. We will also develop rental housing where we can quickly exit and recoup our investment. Development and securitization of large-scale complex facilities and housing for senior citizens is another aspect of our activities in the urban and residential development field.

In the construction and building equipment field, our sights are trained on demand for the construction and refurbishment of newspaper printing plants, a key area for this division. We intend to convert this demand into new orders for the construction of facilities and the supply of equipment. The private finance initiative (PFI) business, mainly targeting hospitals, and medical solutions business are two other areas of focus. Moreover, by strengthening cooperation with business investee Japan Facility Solutions, Inc. we will actively develop the energy service company (ESCO) business.

Overseas, through U.S. subsidiary Diamond Realty Investments, Inc., we will continue investing in apartments, logistics facilities and other assets in the key U.S. market. We are also investing in new fields, as illustrated by our investment in Fairfield Residential LLC, a U.S. property developer, as we strive to achieve stable growth in our U.S. real estate business. Furthermore, in London, U.K., we are working toward the completion of an office redevelopment project, and in Shanghai, China, we are steadily advancing a housing development business. In a new endeavor, we are looking to invest in quality overseas real estate funds in collaboration with this business group's Asset Finance & Business Development Division.



Development and Real Estate Securitization Project
Pictured is the Sapporo Hassamu Shopping Center, which opened in October 2006. Developed by MC, this shopping center is an example of our ongoing efforts to securitize real estate that we develop.

Logistics Services Division

The strength of this division lies in our comprehensive logistics and insurance solutions underpinned by a worldwide network of 170 bases integrated into value chains, and accumulated knowledge.

Our basic strategy is to create logistics and insurance businesses unique to MC by providing high-value-added solutions.

In recent years, we have extended the reach of our logistics business through bases overseas in China, Russia and elsewhere. In fiscal 2008, while continuing to expand this network, we will focus on two strategic fields that we believe are vital for improving profitability: apparel and automobile distribution. In February 2007, we established Shanghai Lingxiang Inspection Technology Co., Ltd. to inspect, distribute and process apparel and obtained an inspection license from the Chinese government, making us one of a few Japanese companies with this accreditation in China. Moving forward, we will strive to make further improvements in the efficiency of logistics between Japan and China.

The tramp chartering business is one of the distinctive businesses of MC's logistics operations. In this business, we are strengthening collaboration in MC's value chains in the transportation of steel raw materials and other raw materials. Through this approach, we are looking to expand business in terms of the transportation of specific cargo and transportation on specific routes. These operations help Japan to secure a stable supply of raw materials.

Meanwhile, our tank terminals business is working to respond to the trend toward stricter environmental and safety management regulations.

In the insurance business sector, we are increasing the use of captive reinsurance, usually the provision of reinsurance capacity to the fronting insurance companies covering the risks of MC Group companies. And taking the amendment to the Insurance Business Law of Japan to be an opportunity to develop a new insurance businesses, we established MC Small-claim Short-term Insurance (Preparatory) in January 2007, through which we will endeavor to create a new business model.

This division is also involved in the industrial REIT business in conjunction with other divisions of the Industrial Finance, Logistics & Development Group. We intend to step up our activities in the industrial finance field by drawing on our expertise in logistics and insurance.



Nishiura Logistics Center
This modern, large-scale logistics center in Funabashi, near Tokyo, is owned by a Japanese REIT specializing in industrial property. It is an example of the type of asset solution MC is working to provide to the logistics industry.

Energy Business Group



back row from left

Ryoichi Hayashi
Senior Vice President
Division COO,
Carbon & LPG Business Division

Jun Yanai
Senior Vice President
Division COO,
Petroleum Business Division

Masayuki Mizuno
Senior Vice President
Division COO,
Natural Gas Business Division A

Tetsuo Nishiumi
Senior Vice President
Division COO,
Natural Gas Business Division B

front row from left

Seiji Kato
Executive Vice President
Group COO,
Energy Business Group

Hisanori Yoshimura
Senior Executive Vice President
Group CEO,
Energy Business Group

Tetsuro Kuwabara
Senior Vice President
Officer for E&P,
Energy Business Group

Energy Business Group Organizational Structure

Energy Business Group CEO Office
Energy Business Group Controller Office

Exploration & Production Unit
Energy Business Development Unit

Natural Gas Business Division A
• Brunei Project Unit • Alaska Project Unit • Malaysia Project Unit
• Australia Unit • Indonesia Project Unit

Natural Gas Business Division B
• Oman Project Unit • Sakhalin Project Unit • Business Development Unit
• Global Gas Unit • U.S.Terminal Project Unit

Petroleum Business Division
• Petroleum Supply & Sales Unit • Industrial Petroleum Marketing Unit
• Utility Feedstock Unit • Orimulsion Unit • Thermal Coal Unit
• Petroleum Feedstock Unit • International Petroleum Unit

Carbon & LPG Business Division
• Carbon Materials Unit • Petroleum Coke Unit • LPG Business Unit
• Namikata Terminal Business Unit

Energy Business Group Net Income



(¥ billion)
90
60
30
0
74.0
74.1
84.0
07.3
08.3 (est.)

□ Former organization basis
■ New organization basis

Due to organizational restructuring, the bio-fuel and fuel cell-related businesses conducted by the Energy Business Development Unit were transferred to the Business Innovation Group.

Group CEO's Message

Fiscal 2007 Performance

Our operating environment has changed dramatically from just a few years ago. Oil and gas prices are soaring, resource nationalism is emerging in oil- and gas-producing countries, and geopolitical risks are mounting, among other trends. However, the strength of this business group is the relationships of trust we

Introduction to a Key Business—Investments in Energy Resources

The Energy Business Group is involved in oil and gas E&P and LNG projects, which are positioned as one of MC's core businesses in INNOVATION 2007, around the world. We will continue to make substantial investments in these fields moving forward, regarding them as a major source of earnings into the future.

In terms of oil and gas E&P projects, our focus is on exploration activities and acquiring medium to large assets in regions where we can leverage our knowledge and expertise, including the Gulf of Mexico, Africa and Indonesia. Our goal is to build up our ownership of oil and gas reserves as a source of earnings for this business group. With regards to LNG projects, in fiscal 2007, we expanded LNG liquefaction facilities at a project already operating in Brunei. Meanwhile, in Western Australia we are presently expanding facilities with the view to bringing additional production capacity on stream in 2008. These actions will increase our earnings power over the short and medium terms. In addition, work is ongoing to start operations in 2008 at the Tangguh LNG Project in Indonesia and Sakhalin II Project. At the same time, we are actively searching for promising new LNG projects we can participate in to support our medium- to long-term growth strategy.

Energy is vital for the development of industry and for people's lives. Setting our sights higher and developing in step with society, this business group is also working with the Business Innovation Group and others in new energy fields from the perspective of preserving the natural environment and effectively utilizing energy. New fields include gas-to-liquid (GTL, liquid fuel made from natural gas) and biomass fuels.


UK North Sea
(Natural gas)
Kazakhstan
(Crude oil)
Tunisia
(Crude oil/natural gas)
Libya
(Crude oil/natural gas)
Oman LNG
Gabon
(Crude oil)
Angola
(Crude oil)
Malaysia LNG
Brunei LNG
Arun LNG
Tangguh LNG
Kangean
(Natural gas)
Western Australia LNG
(LNG/crude oil/condensate/LPG)
Sakhalin II
(Crude oil/LNG)
Alaska LNG
U.S. West Coast LNG
receiving terminal
Gulf of Mexico
(Crude oil/natural gas)
Trinidad and Tobago
(Crude oil/natural gas)
Oil and gas E&P projects
LNG projects

have built with users in Japan and overseas over many years as well as our wide-ranging partnerships with the main oil- and gas-producing countries and oil majors such as Royal Dutch/Shell Group. Underpinned by these strengths, we are determined to continue contributing to society through the stable supply of energy.

In fiscal 2007, development expenses increased in line with progress with certain projects such as Sakhalin II. But due in part to escalating crude oil prices, we recorded consolidated net income of ¥74.1 billion (on the new organization basis), as we exceeded the ¥70 billion mark for the second year running.

Our stellar performance in fiscal 2007 is the reward for staying true to our basic philosophy—to constantly create value and enhance MC's enterprise value with the aim of becoming a true global energy company that contributes to a stable energy supply. We have risen to the challenge of various issues and developed our business in Japan and elsewhere in Asia, where demand for energy is growing, and in other parts of the world too. Aiming for further growth, we made additional investments in fiscal 2007 in the Sakhalin II Project and expansion of an LNG project in Western Australia.

Group Strategy and Fiscal 2008 Outlook

Fiscal 2008 will close out the "step" period of INNOVATION 2007. We see it as a year in which we want to consolidate on our position as the basis for a dramatic jump forward. In our natural resources investment business, such as oil and gas exploration and production (E&P) projects and LNG projects, we will continue to work to ensure each project is operating safely and smoothly. These projects will underpin our earnings. At the same time, we will do our utmost to identify and secure new projects. Trading in petroleum, carbon and LPG is another business in our overall energy portfolio. Here our goal is to raise gross profit through further business expansion.

April 2007 was a big month for the Sakhalin II Project. It received approval for its revised development budget as well as its revised Environmental Action Plan (EAP) from the Russian government. The same month, we sold half of our 20% share in Sakhalin Energy Investment Co., Ltd., which is developing the Sakhalin II Project, to OAO Gazprom (Gazprom), a Russian state-run gas company. We welcome Gazprom's equity participation in Sakhalin Energy Investment and believe that it will ensure LNG operations are launched on schedule. In other projects, steady progress is being made with the Tangguh project in Indonesia as planned toward commencement of production in 2008.

In terms of our earnings forecast for fiscal 2008, we are projecting a ¥9.9 billion year-on-year increase in net income to ¥84.0 billion on expectations of higher dividend income from LNG-related investments as well as lower interest expenses resulting from reduction in our equity interest in Sakhalin Energy Investment.

Hisanori Yoshimura
Senior Executive Vice President,
Group CEO, Energy Business Group

Natural Gas Business Division A

This division's strength lies in its ability accumulated over many years to execute LNG projects and considerable presence in the Far East and other markets.

The Natural Gas Business Division A is developing business in many different segments of the LNG value chain. In the major LNG producing countries and regions of Alaska, Brunei, Malaysia, Australia, and Indonesia, we produce and liquefy natural gas. We also ship LNG. And we are an import agent for the Japanese market.

LNG demand is forecast to roughly double over the next 10 years from 170 million tonnes (seaborne trade) at present. Demand is being driven by economic expansion in China, India and other emerging markets, as well as rising demand in the U.S. and Europe.

In light of this growth, we are expanding LNG liquefaction facilities at existing projects in Brunei and Western Australia. And in pursuit of increased earnings we are also pushing ahead with exploration businesses to increase the gas reserves we own. Moreover, in Indonesia, we are working to quickly bring on stream the Tangguh LNG Project. This too will bolster our earnings base.



Brunei LNG Project
Liquefaction capacity at this project was ramped up by 0.3 million tonnes in fiscal 2007. The project can now export 7 million tonnes of LNG per year.

Natural Gas Business Division B

Know-how grounded on a wealth of experience along the entire LNG value chain and the ability to provide functions are the greatest strengths of this division.

The Natural Gas Business Division B is working to capitalize on growth in the world LNG market by establishing entirely new business models. Specifically, we are promoting global trading by participating in an LNG project in Oman and by utilizing an LNG receiving terminal located at Lake Charles in Louisiana, U.S., and another LNG receiving terminal at Freeport, Texas in the U.S., which is due to begin operations in 2009. Furthermore, we are continuing to investigate the feasibility of developing an LNG receiving terminal at the Port of Long Beach in California, U.S.

In terms of LNG projects currently under development, we are concentrating on the Sakhalin II Project, which will be a key element of our earnings base in the future. While the Asia-Pacific region is a key area for this division, we also have the Atlantic region in our sights as we seek to ensure the sustained development of our LNG business and that MC continues to command a global presence. Part of our efforts in this regard involves actively looking for promising new LNG projects we can participate in.



Sakhalin II Project
We are participating in this project through our equity interest in Sakhalin Energy Investment. Development is under way with the view to commencing LNG production in 2008.

Petroleum Business Division

We are engaged in import, domestic, and offshore trading, and help players in the energy sector to hedge risk. In addition to these varied trading models, we handle an equally diverse range of commodities. Together, our activities give us a powerful presence in the Japanese and Asian marketplace in particular.

The Petroleum Business Division imports crude oil, naphtha and other commodities into Japan, trades petroleum products between countries and is conducting a service station (SS) business in Japan centering on Mitsubishi Shoji Sekiyu Co., Ltd. We thus handle a wide range of petroleum products through various business formats. Adding another dimension to our business portfolio is a risk management business for petroleum products to help customers hedge the risk of price fluctuations. This business is conducted by our UK subsidiary Petro-Diamond Risk Management Ltd. (PDRM).

Demand for petroleum is stagnant in Japan due to factors such as the uptake of energy-saving technologies and a declining population. In contrast, in the growing Asian market and elsewhere around the world, demand is expected to remain healthy. Based on this outlook, we aim to increase transactions of crude oil and petroleum products in the growing Asia-Pacific region by leveraging our overseas network. Despite the flat demand in Japan, we will also strengthen our hand domestically in the sale of petroleum products, a traditional stronghold for this company.

Needs are also rising for products that answer environmental issues. That's why we are also focused on the development of various types of biomass fuels and other new energy businesses.



Diamond Tanker Pte. Ltd.
Operating out of Singapore, this MC subsidiary plans to bring into service its fourth large tanker, bolstering its fleet and further enhancing its ability to transport crude oil.

Carbon & LPG Business Division

Carbon Business

We handle a vast and varied range of carbon materials and products and aim to expand this business through our involvement in the entire value chain.

The steel and aluminum industries, our main target markets, are continuing to experience a boom, driven by rising demand for metals from China, India and other BRIC nations. Many projects to construct new production facilities for carbon-related products or expand existing ones to supply these industries are planned. In light of these market conditions, we will focus on expanding transactions of key products—the import and export, offshore and domestic transactions for petroleum coke (an industrial fuel), as well as coal coke and tar and distilled tar products (raw materials used in various applications). At the same time, we are making business investments at key points in the value chain. Some of our investments are made to secure sources of supply such as of carbon raw materials and products needed for the manufacture of steel and aluminum. We also invest in businesses that create demand for the products we handle. One prime example of this is Frontier Energy Niigata Co., Ltd. A joint venture with Nippon Steel Corporation and Nippon Oil Corporation, this company began operating a power station that burns only petroleum coke in July 2005. To expand our business portfolio further, our Carbon Business Strategy & Development Office is working to pinpoint future core products through the development of new applications.

LPG Business

We contribute to the development of the LPG industry through management support of business investees engaged in the importation and sale of LPG and by cooperating on national LPG stockpiling plans.

In April 2006, we established LPG importer and distributor Astomos Energy Corporation together with Idemitsu Kosan Co., Ltd. We continue to invest management resources in this company as well as promote rationalization of customer-centric LPG sales and distribution in Japan. These actions are reinforcing Astomos Energy's operating base and making it more competitive. Meanwhile, we also continue to safely operate and manage the Namikata Terminal. Located in Imabari city, Ehime Prefecture, this terminal plays an important role in the domestic LPG distribution network. Adjacent to the Namikata Terminal, a national underground LPG storage facility is being constructed. We are actively cooperating with Japan Oil, Gas and Metals National Corporation (JOGMEC), which is building this national facility, to ensure construction proceeds as planned and that it operates safely following its completion.



Astomos Energy Corporation
Astomos Energy was launched in April 2006 at a grand ceremony attended by around one thousand interested parties.

Exploration & Production Unit

We explore for, develop and produce crude oil and natural gas resources around the world with subsidiary MC Exploration Co., Ltd.

The oil and gas E&P business is positioned as one of MC's core businesses in INNOVATION 2007. In line with this positioning, we are actively developing this business to establish an earnings base that will last over the medium and long terms. With market prices for crude oil and natural gas remaining high, all industry players are showing a high level of interest in participating in the upstream sector. This is making it difficult to secure quality upstream assets. Under these circumstances, however, we took part in a tender for working interests in the K2 Unit in the Gulf of Mexico, U.S. and Kangean PSC block, Indonesia, securing these rights in May 2007. We have also acquired a participating interest in the Tristan North West Gas Field in the UK North Sea from two British companies.

In fiscal 2008, we plan to put in place a framework for the optimal development of these new projects while conducting additional E&P at existing assets in West Africa (Gabon and Angola) and the U.S., including the Gulf of Mexico. Our aim is to maintain and increase production volume. Our plans also call for exploration and development of interests in North Africa (Tunisia and Libya) as well as the UK North Sea toward the commencement of production.



Gulf of Mexico
We have been producing crude oil and natural gas in the Mustang Island Block 726 since fiscal 2006 having acquired the operatorship.

Energy Business Development Unit

This unit is engaged in the development of new businesses related to the energy field that seek to seize opportunities spawned by change in the energy industry. This change is being brought about by electricity and gas industry deregulation, the redoubling of efforts to combat global warming, the run-up of fossil fuel prices and other forces.

In concrete terms, we have an equity interest in Frontier Energy Niigata, which is operating the world's first stand-alone thermal power station that burns petroleum coke. In conjunction with the Machinery Group, we are involved in an on-site power generation business in Japan. Further, through subsidiary Petro-Diamond Risk Management we are developing a business model that uses financial techniques in the energy derivatives market. We are also examining the feasibility and viability of businesses based on GTL and other new technologies.

Metals Group



back row from left

Jun Kinukawa
Senior Vice President
Division COO,
Ferrous Raw Materials Division

Tomohiro Kadokura
Senior Vice President
Division COO,
Steel Business Division

Shinich Tana
Senior Vice President
Division COO,
Non-Ferrous Metals Division

front row

Mutsumi Kotsuka
Executive Vice President
Group CEO, Metals Group

Metals Group Organizational Structure

Metals Group CEO Office
Metals Group Controller Office

Steel Business Division

• Steel Products Business Unit • Steel Investment and Business Development Unit • Components Business Development Unit

Ferrous Raw Materials Division

• Ferrous Raw Materials Sales and Marketing Business Unit
• Thermal Coal Business Unit • Iron Ore Business Unit • Stainless and Specialty Steel Raw Materials Business Unit • MDP Unit

Non-Ferrous Metals Division

• Base Metals Business Unit • Aluminium Business Unit
• Bullion & Global Commodity Futures Business Unit
• Non-Ferrous Metals Marketing and Risk Management Unit
• Non-Ferrous Metals Business Development Unit • TOT Project Unit

Metals Group Net Income


(¥ billion)
200
186.8
186.4
150
150.0
100
50
0
07.3
08.3 (est.)

□ Former organization basis
■ New organization basis

** Due to organizational restructuring, the solar- and automobile recycling-related businesses of the Non-Ferrous Metals Division were transferred to the Business Innovation Group.*

Group CEO's Message

Fiscal 2007 Performance

The past fiscal year saw supplies of metal resources tighten further against a backdrop of rapid growth in China and other BRIC nations. Because of tight supplies and inflows of speculative money, prices of non-ferrous metals, particularly copper, aluminum and nickel, remained high throughout fiscal 2007.

Introduction to a Key Business—Investments in Metal Resources

The Metals Group invests heavily in coal, iron ore, raw materials for stainless steel, copper, aluminum and other key metal resources. These investments ensure a stable supply of metal resources to Japan, which has very few mineral resources of its own. We have participated in numerous metal resource projects. In our mainstay coking coal business, through MDP, we are a partner in the BM Alliance (BMA), a coal mining joint venture with BHP Billiton Ltd. that is the world's largest supplier of this resource. In iron ore, we have an interest in Iron Ore Company of Canada (IOC), one of the largest iron ore companies in North America. In raw materials for stainless steel, we are a shareholder in South African company Hernic Ferrochrome (Pty) Ltd., which is one of the world's largest producers of ferrochrome. In copper, we have an interest in Chile's Escondida copper mine, the largest copper mine in the world. And in aluminum, we are participating in the MOZAL aluminum smelter. One of the most competitive smelters in the world, MOZAL is also the largest ever project in Mozambique.

Moving forward, we will continue to secure interests in these main metal resources. In tandem, we will also actively explore and mine metal resources that are rare and unevenly distributed around the world to secure a stable, long-term supply. These metal resources include rare metals such as platinum, and rare earth metals that are expected to be in increasing demand for manufacturing automobiles, home electronics and other consumer goods; and uranium and other metal resources that are expected to see greater demand in line with booming construction of nuclear power plants worldwide. The group is currently conducting a feasibility study (FS) for an iron ore project in Australia. We are also exploring uranium and iron ore in Canada, as well as bauxite ore in Cambodia and bauxite and iron ore in the Republic of Guinea.



Iron ore exploration (Canada)
Uranium exploration (Canada)
IOC (Canada)
PACIFIC METALS CO., LTD. (Japan)
Iron ore exploration (Republic of Guinea)
Bauxite ore exploration (Cambodia)
Bauxite ore exploration (Republic of Guinea)
Asahan (Indonesia)
Gresik (Indonesia)
BMA (Australia)
Boyne (Australia)
Clermont (Australia)
MOZAL (Mozambique)
Hernic (South Africa)
Iron ore FS (Australia)
Hlsmelt (Australia)
Warkworth/Ulan/Coal & Allied (Australia)
Albras/Alunorte (Brazil)
Antamina (Peru)
Escondida (Chile)
CMH (Chile)
Los Pelambres (Chile)
Nova Era Silicon (Brazil)
Coking coal
Iron ore
Nickel, Chrome
Copper
Aluminum
Uranium
Existing project
Exploration and development project

Under these conditions, the Metals Group posted net income of ¥186.8 billion. Not only did this result represent a year-on-year increase of ¥51.0 billion, or 38%, from ¥135.8 billion in fiscal 2006, it was also an all-time high for this group for the second year in a row. A number of factors were behind this large increase. One was a sharp rise in dividend income from copper-related business investees due to surging copper prices. Another reason was higher equity in earnings of business investees engaged in aluminum-related businesses as the price of aluminum rose. Furthermore, Mitsubishi Development Pty. Ltd. (MDP), our wholly owned Australian coking coal subsidiary, posted a ¥10.6 billion increase in net income to ¥108.1 billion on the back of higher sales prices and other factors. Moreover, Metal One Corporation, a steel products *sogo shosha* and subsidiary in which we have a 60% stake, saw its net income rise ¥7.0 billion to ¥39.9 billion due to continued robust market conditions. In other developments, with the aim of driving further growth, we expanded coking coal operations in Australia, and made Kinsho Corporation, a company that sells non-ferrous raw materials and products, a subsidiary.

Group Strategy and Fiscal 2008 Outlook

There are two elements to the Metals Group's basic strategy: improve strategic functions in two value chains (ferrous and non-ferrous metals), the core businesses of this group; and further reinforce our operational foundation by improving the efficiency of management and prioritizing resources. Five group management policies will drive our basic strategy in fiscal 2008:

(1) strengthen strategic trading fields;
(2) strengthen metal resources field;
(3) promote R&D;
(4) reinforce the consolidated management base; and
(5) develop human resources.

In executing these policies, we plan to continue investing in metal resource and product fields.

In terms of our earnings forecast for fiscal 2008, we are projecting net income of ¥150.0 billion, a decrease from fiscal 2007 due to projected lower earnings at MDP resulting from lower prices for coking coal and projected lower earnings at Metal One. Despite a projected ¥36.8 billion, or 20%, drop in earnings, we still expect to deliver a high level of net income premised on continued strength in commodity prices. We thus expect to continue contributing significantly to MC's overall bottom line.

Mutsumi Kotsuka
Executive Vice President,
Group CEO, Metals Group

Steel Business Division

This division includes Metal One, the industry's largest steel products trading company with customers in all industries. From the manufacture of steel products to the end user, we function right along the length and breadth of the value chain.

Through management of Metal One, which was established with the former Nissho Iwai Corporation (now Sojitz Corporation) in 2003, we are streamlining distribution in the sale of steel products. And by forging stronger relationships with key customer industries we are able to quickly identify market needs and turn them into business. In the fiscal year ended December 31, 2006, Metal One recorded consolidated net income of ¥39.9 billion, the result of progress made reforming distribution ahead of the industry as well as rising prices for steel products.

Fiscal 2008 will be a pivotal year for Metal One in the context of its Second Mid-term Consolidated Management Plan started in the year ended December 31, 2006. Incidentally, Metal One has changed its balance date so the current fiscal year (fiscal 2008) will be a 15-month accounting period ending March 31, 2008. Metal One's business plan sets forth the goal of creating a Metal One Group that is "strong but flexible, ethically and financially sound and has great growth potential through the building of a global value chain." The period covered by the plan is important for laying the foundations for further growth. The Steel Business Division is determined to promote Metal One's growth from a management perspective. We will support efforts to put in place a structure for promoting efficient management to reinforce operations. In specific terms, on the supply side, we will help Metal One to strengthen its steel purchasing function by deepening relationships with steelmakers such as through joint steel business activities. On the demand side of the business equation, we will provide support in the sales field through cooperation with the Machinery, Energy Business and Business Innovation groups to actively participate in the development of businesses in key fields. One of these is the auto industry. And one vehicle for this is Thai-based autoparts manufacturer and distributor, DIA Modern Engineering (Thailand) Co., Ltd. (DMET).

For fiscal 2008, the Steel Business Division has set three goals: make further progress restructuring and streamlining steel distribution; support the efficient management of Metal One and other consolidated subsidiaries; and develop human resources with the aim of offering services of a higher quality.

The steel product sales sector is currently in the middle of a restructuring phase. Overseas we are seeing the integration of major steel product manufacturers, while in Japan trading companies specializing in steel products are grabbing a higher market share. This division sees business opportunities in this shifting industry landscape. We intend to make the most of synergies created from our information network and business development capabilities as a *sogo shosha* to capitalize on these opportunities. Through development of Metal One, we aim to create the biggest and best steel products sales organization, one that is without peer.



Metal One Corporation
Now in its fifth year of business, Metal One formulated a corporate philosophy in January 2007. Guided by this philosophy, Metal One is making steady progress on laying the groundwork for its next stage of growth. Illustrating this, Metal One initiated a new personnel system in April.

Ferrous Raw Materials Division

As well as owning interests in highly competitive prime resource assets, we boast a wealth of business expertise accumulated over many years of sales activities, mostly in the Japanese market.

This division operates in the upstream field of the metals value chain. We handle coking coal and iron ore, which are key raw materials for making steel, and nickel and chrome, raw materials for making stainless steel. In energy resource-related areas, up to now we have handled thermal coal for power generation. Now we have also begun taking steps to invest in uranium resources. Although investments in coking coal, iron ore and other resources are our core earnings streams, we're also focusing on strengthening our trading functions based on the strength inherent in owning prime resource assets. Central players in these efforts are MC Resources Trade & Logistics, a wholly owned sales subsidiary established on April 1, 2006, and the Thermal Coal Business Unit.

In 2006, world crude steel production reached the 1.2 billion tonne mark, increasing for the eighth straight year. Crude steel production is expected to increase steadily, mainly in China where demand is robust. This in turn is expected to drive further expansion in steelmaking raw materials, namely coking coal and iron ore. In this environment, BMA has over the past 4 years raised production capacity from 48 million tonnes to 58 million tonnes. Furthermore, with electricity demand expected to increase, mainly in Asia and the U.S., we are stepping up efforts in thermal coal and uranium, which are used as fuel sources. In the past fiscal year, we decided to develop the Clermont Coal Mine in Australia as a source of thermal coal.

In an operating environment ripe with expectations for further high growth, it is becoming increasingly difficult to secure opportunities to participate in prime resource projects. Our policy therefore is to expand existing projects where we have a participating interest while continuing to invest substantial sums in other prime projects such as securing new resources through exploration. As we invest, we are also mindful of optimizing our portfolio through diversification of business domains and regions, for example, to achieve higher growth as well as more stable operations.



BMA
In January 2007, BMA completed work to raise its annual production capacity to 58 million tonnes. The annual loading capacity of the Hay Point Coal Terminal in Australia was also increased to 43 million tonnes to cope with this extra output.

Non-Ferrous Metals Division

The strength of this division is the benefits stemming from cost-competitive prime copper and aluminum resource assets. We have also started strengthening subsidiaries in the midstream and downstream sectors.

This division's strategy is to strengthen investments and trading in non-ferrous metals resources as the basis for sustained growth. We have four specific strategies:
(1) expand earnings of prime projects in resource fields and participate in new projects;
(2) strengthen and expand physical trading, derivative transactions such as futures and fund trading in the metal trading field;
(3) bolster trading of non-ferrous products and secondary aluminum alloy ingots in the midstream and downstream sectors of the value chain; and
(4) become involved in exploration and development projects from the earliest stage.

We are engaging in copper, aluminum, precious metals, rare metals and other key non-ferrous metals-related businesses in line with these themes.

Key issues for this division in fiscal 2008 are to maximize earnings in existing projects, such as the Escondida copper mine in Chile, and participating at the earliest stage in copper and bauxite mines to secure resources in the future as well as examining participation in the alumina refining business. In precious metals, we have begun identifying prime assets from the exploration stage. In metal trading, to strengthen our functions, in April 2007 we established the Non-Ferrous Metal Marketing and Risk Management unit. As well as developing offices with physical and derivative trading functions in Tokyo, New York and London, we plan to conduct highly sophisticated value-added trading by building a global integrated risk management system. Regarding non-ferrous product transactions, we aim to strengthen our earnings base in Japan and overseas centered on Kinsho, which became a subsidiary in October 2006. In secondary aluminum alloy ingot transactions, meanwhile, we will endeavor to step up business in the U.S., Thailand and China as well as Japan. These efforts will center on NIKKEI MC ALUMINIUM CO., LTD., a joint venture with Nippon Light Metal Co., Ltd., which boasts sophisticated technological capabilities. Rare metals are positioned as a raw material essential to technological innovation. In April 2006, we formed a dedicated organization, the Non-Ferrous Metal Business Development Unit, which is examining the securing of new materials and recycling businesses.

In fiscal 2007, we doubled our earnings, mainly from earnings from our investments in non-ferrous resource projects. These higher earnings came on the back of increasing demand for resources in developing regions like BRICs, Asia, Eastern Europe and South America and the resulting surge in prices. As we move forward, our goal is to build a stronger base that will ensure we generate consistent earnings in the future.



MOZAL Aluminum Smelter
The Mozal Community Development Trust (MCDT) established by the shareholders of MOZAL in Mozambique is giving back to society by building schools, clinics and cultural facilities.

Machinery Group



back row from left

Kozo Shiraji
Division COO, Motor Vehicle Business Division

Ryo Sakata
Senior Vice President Division COO, Isuzu Business Division

Seiji Shiraki
Senior Vice President Division COO, Plant & Industrial Machinery Business Division

Osamu Komiya
Senior Vice President Division COO, Ship, Aerospace & Transportation Systems Division

Yasuo Nagai
Senior Vice President Division COO, Power & Electrical Systems Division

front row from left

Hideyuki Nabeshima
Executive Vice President Group CO-CEO, Machinery Group

Hajime Katsumura
Executive Vice President Group CEO, Machinery Group

Machinery Group Organizational Structure

Machinery Group CEO Office
Machinery Group Controller Office

Power & Electrical Systems Division

• Power Systems Unit • Power Systems Export Unit • Elevator & Escalator Operation & Marketing Unit • Power Generation & Marketing, International Unit • Power Marketing, Japan Unit

Plant & Industrial Machinery Business Division

• Energy & Chemical Projects Unit • Plant & Heavy Machinery Unit • Project Development Unit • Industrial Machinery & Equipment Business Unit • Rental & Construction Equipment Unit

Ship, Aerospace & Transportation Systems Division

• Ship Unit • Transportation Systems Unit • Space & Spatial Business Unit • Satellite Communications Business Unit • Defense Systems Unit

Motor Vehicle Business Division

• Motor Vehicle Asia & ASEAN Unit • Motor Vehicle Europe, Middle East & Africa Unit • Motor Vehicle Americas & Australia Unit • Motor Vehicle Domestic Operation Unit

Isuzu Business Division

• Asia Business Unit • International Business Unit

Machinery Group Net Income


(¥ billion)
90
60
30
0
83.2
58.0
45.0
07.3
08.3 (est.)

☐ Former organization basis
☐ New organization basis

** Due to reorganization, the Environment & Water Business Unit, CDM Project Development Office, Information Security Business Unit, Machinery New Business Initiative Unit, and Strategic Solutions Business Unit were transferred to the Business Innovation Group, while the Development & Construction Project Division and Airline Business Unit were transferred to the Industrial Finance, Logistics & Development Group.*

Group CEO's Message

Fiscal 2007 Performance

The Machinery Group set a new earnings record for the fourth straight year in fiscal 2007. In fact, consolidated net income at ¥83.2 billion was substantially up on the previous

Introduction to a Key Business—Overseas IPP Business

The overseas IPP business entails owning and operating power generation facilities overseas through the development of new power plants or purchase of existing generation assets. The electricity generated is sold on the wholesale market to local power companies and other businesses. In recent years, there has been a trend toward the privatization and liberalization of the electricity business around the world. Reflecting this trend, the IPP approach is now commonly used in industrialized nations and developing countries alike.

This business requires huge initial investments. However, business risk is mitigated by long-term electricity sales agreements and other means. It is thus a business with a middle-risk, middle-return profile in which we expect to generate stable revenue over the long term. But it is not a business that just any company can hope to enter. New development projects require the ability to discern country risk as well as to structure financial arrangements, procure plant and equipment and fuel sources, among other sophisticated capabilities not every company has. In acquiring IPP assets, meanwhile, one must have the ability to appraise assets, raise the necessary finance and have expertise in devising strategies that will ultimately raise the value of the assets as well as other specialist knowledge.

MC was quick to move into the overseas IPP business. As a result, today our equity interests in generating assets have secured us approximately 4.6 million kW of output. In the past, our focus was mainly on projects in the U.S. and Mexico. Now, however, our attention is also on Asia, a fast-growing power generation market that we know well through our sale of equipment. Through OneEnergy, a joint venture we formed with Hong Kong partner CLP Holdings Limited (CLP), we plan to actively accumulate prime generation assets in Asia.



Tuxpan No. 5 Power Plant, Mexico

fiscal year. The sale of shares in Diamond City Co., Ltd. and Isuzu Motors Limited, for which we recognized large gains, contributed handsomely to our results. But another major factor was strong performances in large-scale plant transactions and automobile-related businesses amid strong conditions in world markets. Specific businesses performing well included automobile-related businesses in ASEAN countries and Russia; power plant transactions in Asia, the Middle East, Europe and Latin America; transportation system projects in the Middle East and elsewhere; the industrial machinery sales and construction machinery rental business worldwide; and defense-related business. Ship and mining machinery transactions were also healthy, contributing to our earnings.

Another feature of the past fiscal year was that a number of initiatives we implemented during the "hop" stage of MC's INNOVATION 2007 medium-term management plan, the two-year period ending March 31, 2006, began to yield results. These included the on-site power generation business, which supplies electricity and steam to industrial users in Japan; efforts in regards to floating production, storage and offloading (FPSO) vessels for offshore oil and gas production and storage; and the development and construction business, namely retail facility development and real estate securitization.

Aiming for further growth, in fiscal 2007 we made investments to expand our businesses. For example, we steadily added to our portfolio of Independent Power Producer (IPP) assets through IPP operating company OneEnergy Limited in Asia. And in the automobile business, we made an additional investment in a distributorship in Spain. Also worthy of mention is the progress we made developing businesses with an environmental theme, such as acquiring emission rights by developing large Clean Development Mechanism (CDM) projects in China, Chile and other countries.

Group Strategy and Fiscal 2008 Outlook

In April 2007, this business group was reorganized as were other MC business groups to form two new strategic business groups. This strategic reorganization saw development and construction projects, and the airline business transferred to the newly formed Industrial Finance, Logistics & Development Group. Meanwhile, our emission rights, environment and water, and biofuel-related businesses were transferred to the Business Innovation Group, the other new business group. On the basis of this reorganization, the Machinery Group is united in its determination to achieve its goals.

We expect strong conditions to prevail in our markets worldwide in fiscal 2008. Amid this favorable environment, our goal is to deliver consistent growth that is impervious to conditions in resource markets. Our approach will be to invest in the overseas IPP and automobile business fields. By channeling our management resources to these key fields, we will endeavor to expand our earnings base as we seek to grow over the medium and long terms.

For fiscal 2008, we are projecting consolidated net income of ¥45.0 billion.

Hajime Katsumura
Executive Vice President,
Group CEO, Machinery Group

Hideyuki Nabeshima
Executive Vice President,
Group CO-CEO, Machinery Group

Power & Electrical Systems Division

Anchored by a global network with employees operating out of 32 offices worldwide, this division adopts an integrated approach to management, while promoting personnel exchange between its business units and these offices.

The traditional business of this division is plant and machinery for power generation in Japan and overseas. While continuing to focus on winning power plant orders in this stalwart business, we are diversifying our sources of supply to include plant-related equipment and facilities as well as endeavoring to further utilize our functions as a general trading company. Demand for facilities remains particularly robust in China, ASEAN countries, Europe and the Middle East. For that reason, we intend to expand transactions with a focus especially on these countries and regions. Expansion is also our focus in the overseas IPP business. In addition to the U.S. and Mexican markets, where we have been operating for some time, we are looking to expand in Asia, a market where demand for electricity is growing fast. The main vehicle for this expansion drive is OneEnergy, our joint venture with Hong Kong firm CLP. A relatively new business for this division is on-site power generation in Japan. Our aim is to grow on-site power generation as a business that capitalizes on the collective strengths of MC such as through cooperation with the Energy Business Group. In Japan, we are also involved in electricity retailing. Our subsidiary developing this business, Diamond Power Corporation, is continuing to review its portfolio of sources from which it purchases electricity as it continually seeks to maintain an optimal size of operations. Another part of this division's operations is elevators. As a global partner of Mitsubishi Electric Corporation, we will continue efforts to expand this business with the aim of becoming one of the top companies in the world in this field.



Domestic On-site Power Generation Business
MC Kawajiri Energy Service Co., Ltd., a wholly owned MC on-site operating company, began supplying electricity and steam to the Yokkaichi plant of Mitsubishi Chemical Corporation in April 2007 after completing construction of a gas turbine power generation facility. This subsidiary is aiming to reduce CO_2 emissions by switching to natural gas as the fuel source for power generation and steam supply and reducing energy costs by installing the latest in highly efficient facilities.

Plant & Industrial Machinery Business Division

This division constantly takes up the challenge of highly difficult projects, drawing on sophisticated problem-solving capabilities rooted in MC's collective capabilities, including access to information on various new projects in every corner of the globe.

In fiscal 2007, our operations benefited from increasing capital expenditures worldwide, which were fueled by continued strength in the energy and metal resource markets. We saw more strong orders throughout the fiscal year for FPSO, steelmaking equipment for China and South Korea, and mining machinery for coal and other metal resource development. The industrial machinery sales and construction machinery rental business, another core business of this division, continued to expand in fiscal 2007 on the back of strong capital expenditures in Japan.

In fiscal 2008, we plan to increase earnings in existing businesses through greater cooperation with other business groups in the fields of offshore energy development and metal resource development. At the same time, we aim to establish new business models that will become future earnings drivers in these fields. Industrial machinery sales and construction machinery rental are key earners for this division. In both these fields, we will focus on creating a foundation for continuous growth as a leading company in the industry.

Our approach is to fortify the strengths of important subsidiaries Mitsubishi Corporation Technos, MC Machinery Systems, Inc. and Nikken Corporation and reinforce their abilities to create added value. Actions are also under way to develop the service functions and business model of this division horizontally so that they can be utilized in other regions, business fields and commodities. We will formulate and execute regional strategies that match the unique characteristics of key emerging markets where we have a proven track record, namely China, Brazil and India.



Machinery for Metal Resource Development
This division supplies metal resource development projects around the world with numerous machinery and equipment for mine development, including this massive mining dump truck.

Ship, Aerospace & Transportation Systems Division

Leveraging many years of expertise, this division answers the needs of a whole host of customers operating land, sea, and aerospace transportation businesses.

In fiscal 2008, our most obvious goal is to achieve our profit plan. But beyond that we will implement various initiatives to ensure that this division continues to develop in the future.

Market conditions are very firm at present in the maritime shipping and shipbuilding sectors of the ship field. With the view to achieving continued earnings growth we will seek to build up quality assets. This drive will see us increase our fleet of ships in business involving ship management and operation, as well as expand our business involving the joint holding and operation of FPSO. In the transportation systems field, our ongoing focus will be winning orders in the Middle East, India and China. Furthermore, in addition to structuring large-scale turn-key projects, we will participate

in maintenance businesses and freight car leasing with the aim of securing stable, long-term revenue streams.

In the aerospace and defense fields, we will strengthen and increase efforts in existing business for the Japan Ministry of Defense. We also plan to create new business models in fields such as homeland security and the use of space for peaceful purposes.



Ship Management and Operation
Transactions of ships and off-shore marine structures are expanding in the ship fields. Importantly, our business involving the management and operation of our own fleet of ships is strong, supported by robust demand and buoyant markets.

Motor Vehicle Business Division

This division handles Mitsubishi Motors Corporation (MMC) brand and other vehicles predominantly in overseas markets. It has built an expansive value chain extending from upstream to downstream areas, including parts manufacturing, automobile assembly, sales and automobile finance.

In fiscal 2007, MC raised its equity interest in Spanish distributor MMC Automoviles Espana to make it a consolidated subsidiary. This move has bolstered our framework to expand our business further in Spain. In another important move, we pushed ahead with restructuring of our automobile leasing operations in Japan, which led to the establishment of Mitsubishi Auto Leasing Holdings Corporation, which MC owns in equal shares with Diamond Lease Co., Ltd. This company instantly became the third largest company in Japan's automobile leasing market. Through ongoing cooperation with MC's Industrial Finance, Logistics & Development Group, we aim to expand leasing operations in Japan.

In fiscal 2008, as before, supporting the revitalization of MMC through increased sales will remain a key theme. In addition, aiming to add further value to our businesses, we are determined to strengthen and expand automobile-related operations we are already conducting in approximately 20 countries around the world. This drive to add value extends to efforts to build a sales structure in BRICs countries, which boast enormous potential. Indonesia is also an important strategic region for this division. With signs of an upturn in the automobile market there, we will pour our energies into restoring performance across our entire Indonesian automobile operations so that we don't let the opportunity to ride the market rebound slip through our fingers. A key company in these operations is local distributor P.T. Krama Yudha Tiga Berlian Motors (KTB).



MMC Automoviles Espana
Based in Spain, this company became a consolidated MC subsidiary in June 2006. Through MMC Automoviles Espana, MC aims to expand its automobile sales operations in the Spanish market.

Isuzu Business Division

The strength of this business lies in car sales expertise built up over half a century of selling and marketing Isuzu-brand cars in Thailand.

This division is mainly involved with the export of Isuzu-brand vehicles (Complete Built Up) and knockdown parts as well as overseas sales. In Thailand, a key market for our operations, we have a strong value chain from upstream to downstream revolving around Tri Petch Isuzu Sales Co., Ltd. (TIS). We have thus developed an expansive business in the country. In fiscal 2007, auto sales in Thailand were held to approximately 180,000 units, a slight increase year on year, amid political instability and intensifying competition. However, exports of pickup trucks (Complete Built Up) from Thailand to the Middle East, Europe, Latin America and elsewhere rose steadily, increasing 16% over the previous year to roughly 50,000 units. Key developments during the past year included establishment of Isuzu Sales Deutschland GmbH (ISD), an import and distribution company, in a joint venture with Isuzu Motors Limited in Germany in August 2006. Similarly, in December 2006, we teamed up again with Isuzu Motors to establish Isuzu Automotive Europe GmbH (IAE). As a marketing company, IAE's brief is to formulate and execute sales strategy across all of Europe. These joint ventures are but two examples of how we are actively investing in new businesses.

Looking ahead, we expect competition to continue to intensify in Thailand. To maintain a high level of vehicle sales, we will strengthen products and our sales in conjunction with Isuzu Motors. The knowledge we have acquired in our Thai operations can be used in other regions too. Our plan is to leverage this accumulated knowledge to good effect in expanding sales of Isuzu vehicles around the world. This approach will also entail building an even closer working relationship with Isuzu Motors.



Isuzu Sales Deutschland GmbH (ISD)
A German distributor, ISD is in the process of expanding its sales network in Germany and Austria.

Chemicals Group



Jun Ikeda
Senior Vice President
Division COO,
Advanced Sciences & Technologies Division

Takahisa Miyauchi
Senior Vice President
Division COO,
Commodity Chemicals Division

Masaaki Seita
Executive Vice President
Group CEO,
Chemicals Group

Shosuke Yasuda
Senior Vice President
Division COO,
Functional Chemicals Division

Chemicals Group Organizational Structure

Chemicals Group CEO Office
Chemicals Group Controller Office

Aristech Unit
Phoenix Project Unit

Commodity Chemicals Div.

• AALLC Project Unit • Olefins & Aromatics Unit • Petrochemical Intermediates Unit • Polyester Unit • Methanol Unit • Ammonia Unit • Fertilizer Unit • Inorganic Chemicals Unit • Chlor-Alkali Unit

Functional Chemicals Div.

• Saudi Petrochemical Project Unit • PVC Unit • Commodity Plastics Unit
• Industrial Plastics Unit • Pet Resin Unit • Coating Chemicals Unit
• Functional Polymers Unit • Functional Materials Unit
• Electronics Materials Unit

Advanced Sciences & Technologies Div.

• Fine Chemicals Unit • Life Science Products Unit • Life Sciences Business Unit • Advanced Technologies Commercialization Unit

Chemicals Group Net Income



(¥ billion)
30
20
10
0
20.0
27.0
07.3
08.3 (est.)

Group CEO's Message

Fiscal 2007 Performance

The Chemicals Group turned in a record-breaking bottom-line performance in fiscal 2007, the first year of the "step" period of MC's INNOVATION 2007 business plan. On the back of continued strength in the petrochemical products market, we posted consolidated net income of ¥20.0 billion—our fifth straight year of record earnings.

In terms of this business group's growth strategy, we took steps during the past year to increase our earnings in core businesses. In the upstream part of the chemicals value chain, we decided to increase capacity at our methanol business in Venezuela, which is

Introduction to a Key Business—Global Trading

Overseas transactions, offshore trading and exports, account for more than 60% of this business group's operating transactions. Offshore trading, above all, represented 42% of the Chemical Group's operating transactions in the year ended March 31, 2006. This is the highest level for any of MC's business groups. As regional professionals, we conduct sales activities in close contact with regional customers as well as develop markets and invest in businesses through our various offices overseas.

Overseas trading at our 32 offices in 24 countries is supported by Japanese secondees and local hires. The Chemicals Group puts a lot of emphasis on developing and improving the skills of local staff as well as using them globally, at other offices and in Japan.

In Japan, for example, local staff become acquainted with head office functions and pick up product knowledge in departments responsible for key products as well as learn how to support moves by Japanese companies to develop their operations abroad. Furthermore, mid-level local staff are dispatched to important regions in accordance with product and regional strategy and groomed as specialists.

The Chemical Group's motto is to be a group of world-class players with foresight, one that leverages an expansive global network to quickly identify and capitalize on changing market needs.

Chemicals Group Overseas Offices




364
106
237
393
403
116
292
583
427
125
323
586
462
129
364
692
Export transactions have risen approximately 54% since fiscal 2004 and now account for roughly 22% of this business group's operating transactions.
Offshore transactions have risen approximately 76% since fiscal 2004 and now account for roughly 42% of this business group's operating transactions.
04.3
05.3
06.3
07.3

Chemicals Group non-consolidated transactions (¥ billion)

Domestic Imports Exports Offshore

operated by MC affiliate Metanol de Oriente (METOR) and our Saudi Arabian petrochemical operations operated by another MC affiliate SPDC Ltd. Elsewhere in the upstream sector, production efficiency was raised at our Malaysian aromatics affiliate Aromatics Malaysia Sdn. Bhd. In midstream and downstream sectors, we made investments to strengthen the value chain as we developed operations in Japan and overseas. We also made investments to build our business base for responding to the advanced science and growth industries. For example, we established a joint venture, BML Life Science Holdings Corporation, to conduct food hygiene testing. In another move, we made former equity-method affiliate Kohjin Co., Ltd. a wholly owned subsidiary in November 2006. Leveraging Kohjin's proprietary yeast and fine chemicals-related technologies, we will work to grow this company's earnings and corporate value as a cornerstone of the Chemicals Group's growth strategy.

Group Strategy and Fiscal 2008 Outlook

In fiscal 2008, we are expecting another record year of earnings. We are projecting a ¥7.0 billion year-on-year increase in net income to ¥27.0 billion, in part due to the absence of impairment losses on fixed assets recorded at an overseas subsidiary in fiscal 2007. This forecast is also premised on there being no fundamental change in the supply-demand equation for petrochemical products. Several large-scale petrochemical plants slated for completion in the Middle East and China in 2009 and 2010, however, are causing concerns over a weaker supply-demand balance going forward. We must therefore keep a close eye on the impact of these concerns on present market conditions. Similarly, the impact on the chemicals trade as a whole of REACH (Registration, Evaluation and Authorisation of Chemicals) regulation in Europe and changes in regulations elsewhere must also be watched closely.

With these issues in mind, we will continue to pursue quantitative and qualitative expansion in our Commodity Chemicals Division. This division will also actively develop the ethanol fuel and other new fields in conjunction with related internal departments. In the Functional Chemicals Division, we will further strengthen development of the global value chain, guided by a "market-out" strategy in which we aim to promote business based on a consumer-oriented approach. The Advanced Sciences & Technologies Division, meanwhile, will target the food science, environmental and life science fields. The keywords here are quality, safety and environmental preservation.

In the course of conducting its operations, the Chemicals Group handles dangerous products, deadly poisons and food materials. Given the nature of these items, Responsible Care* and compliance are positioned at the very center of our approach to management of our businesses. In line with the priority we give to these issues, we will continue to strengthen our management systems.

This business group strengthens core businesses and creates new ones by anticipating change and tapping its trading capabilities and innovativeness. At the same time, we play a role as a source of pertinent information for the benefit of both MC and our customers. We are able to do this because of the nature of our activities in the chemicals industry, which has involvement in some form with all the fields of clothing, food and housing. In both these capacities, our aim is to develop our activities further to achieve dramatic growth in this business group.

* Voluntary activities to ensure environmental protection, safety and health with respect to chemical substances at every stage from development, production, distribution, and use, to final consumption and eventually disposal. This includes informing the public of the results of these activities.



Masaaki Seita
Executive Vice President,
Group CEO, Chemicals Group

Commodity Chemicals Division

This division functions on both the demand and supply sides of commodity chemicals markets on a global basis as an asset holding trader, one that trades as well as invests in businesses.

This division trades in commodity chemicals in the petrochemicals, natural gas derivatives, chlor-alkali, inorganic chemicals and fertilizer fields. We also invest in businesses related to these activities.

Worldwide demand in this sector is growing firmly, driven by growth in China and India. But, at the same time, the mature markets of Europe, the U.S. and Japan continue to account for a declining share of global demand. Furthermore, there is a developing trend for production bases to be moved to the Middle East and other oil-producing countries and emerging countries and regions such as China and India. In step with these trends, overseas activities are accounting for an increasing share of our operations both in terms of trading and business investment. We are now active in more countries and regions than ever before. What's more, while the products we handle are categorized as commodities, they are numerous in variety and each commodity has its own supply-demand structure. You could therefore say that we deal with a collection of niche products.

Our customers expect us to fulfill the role of a "supply-demand adjuster." To fulfill this role it is vital that we trade and make business investments underpinned by a high degree of specialization and ability to accurately "read" demand-supply dynamics. In this context, we believe that it is important to be directly involved in the ever-changing and increasingly complex world of markets to improve our ability to spot changing market needs and trends.

The division has two fundamental policies: expand trading volume and improve the quality of trading. The expansion of volume is necessary for direct involvement in markets and also an important element for improving quality, which in turn is a requisite for increasing one's trust and presence in markets. This latter also leads to increased volume.

The Commodity Chemicals Division is continuing to pursue new development centered on core businesses, including ethanol in Brazil, petrochemical products from the Middle East, aromatics in Malaysia, methanol in Venezuela, ammonia produced in Indonesia and salt in Mexico. We are determined to raise our performance by developing these businesses further.

Our efforts are inspired by an aim of being an exciting trading group, one that is driven to create an expansive global network and new business models.



Bioethanol
Made from sugarcane and other plants, bioethanol is attracting attention as an environmentally friendly, new energy source. MC is working to turn this into a viable business.

Functional Chemicals Division

Operating in the midstream and downstream sectors of the chemicals industry, this division is developing a value chain extending from raw materials and other materials to components and finished products.

The Functional Chemicals Division trades in everything from raw materials and materials to components and finished products used in packaging, construction, coating, automobiles and office electronic equipment and other fields. We also invest in businesses involved with these fields. In all fields, value chains are becoming more global. In the packaging field, for example, resin produced in the Middle East, is processed into shopping bags and other products in China, which are used in Japan, the U.S. and other industrialized nations. The increasingly global nature of operations is also illustrated by the automobile, office equipment and LCD TV fields. As Japanese and other finished product manufacturers increasingly set up operations in China, India, Eastern Europe, Mexico and other countries and regions and parts and components manufacturers follow suit, overseas transactions have become commonplace.

These trends are spawning a growing number of business opportunities for the Functional Chemicals Division. To capitalize on them, our basic strategy is to strengthen and expand value chains globally based on our ability to respond to customer needs.

In line with this basic policy, we made some key investments in fiscal 2007. To strengthen the value chain in the electronic materials field, we invested in a Taiwanese subsidiary of Rasa Industries, Ltd., which produces EL chemicals used in semiconductors and LCD panels. We also took an equity stake in Hong Kong company Ta Yan Group Ltd., one of the world's largest manufacturers of keypads for mobile phones and other applications. In the automobile field, we established a company to manufacture and sell elastomer compound, which is finding increasing use as a substitute for vinyl chloride and rubber. Established as a joint venture with Riken Technos Corporation, this company has begun construction of a plant in the U.S. state of Kentucky.



Elastomer Compound Plant
MC and Riken Technos, through a joint venture, are building an elastomer compound plant in Kentucky, U.S., which is due to commence operations in July 2007. Elastomer compound is lightweight and easily recyclable and is thus expected to be in demand mainly from Japanese automakers looking for a substitute for vinyl chloride and rubber.

In the abrasives field, which includes grinding wheels and their raw materials, we are seeking to strengthen the polishing material and grinding wheel value chain. MC already has a joint venture in China with Showa Denko K.K. that produces polishing materials, but we have purchased an additional equity interest in Nippon Resibon Corporation, one of Japan's largest manufacturers of resinoid grinding wheels, in a bid to strengthen operations in the downstream sector. We aim to expand sales of this company's products in countries around the world.

Our petrochemicals operations in Saudi Arabia, which this division is participating in through our investment in SPDC, is our most important business as a source of raw materials in the upstream part of the value chain in the packaging, film and PET resin fields. At present, this business is working on third-phase expansion with completion targeted for the latter half of the fiscal year ending March 31, 2009. After completion of this expansion project, the business will boast the largest annual production capacity for a single plant in the world—2.5 millions tons of ethylene, 1.6 million tons of polyethylene, and 1.5 million tons of ethylene glycol. Its ethylene production capacity alone will be equivalent to almost one-third of Japan's output. This business also has an exemplary safety record, with no fatal industrial accidents since operations began in 1993. It is presently conducting pre-marketing activities with the aim of making further inroads in the European market as well as existing key markets of China and Southeast Asia following completion of the latest expansion phase.

While continuing to strengthen these key businesses, this division will step up cooperation with subsidiaries and affiliates—Mitsubishi Shoji Plastics Corp., Mitsubishi Shoji Chemical Corp., MC Yamasan Polymers Co., Ltd., Fujisangyo Co., Ltd. and Kibikasei Co., Ltd., which have a frontline role to play in meeting customer demands in each value chain—as we reach for still higher goals.

Advanced Sciences & Technologies Division

This division develops applications for and creates viable businesses out of new technologies in growth fields in the chemical products industry.

The Advanced Sciences & Technologies Division is responding to increasing consumer awareness of safety, health and environmental issues. We seek to create new value chains by pursuing synergies between existing and new technologies and businesses in response to market needs in growth fields. These growth fields include bio-technology, food science, healthcare, pharmaceuticals and diagnostic reagents, the environment and nanotechnology. Moreover, we are incubating new industries in the chemical products industry.

In the bio-technology field in fiscal 2008, through BML Life Science Holdings Corporation, a company we established with BML, Inc., one of Japan's largest clinical testing companies, we will develop food hygiene testing and laboratory services, including bacteriological testing for food products. At the same time, we will identify new projects that utilize venture and fund investments. In the food science field, we have decided to establish Mitsubishi Shoji Food Tech Co., Ltd., a diversified food science company by integrating three subsidiaries active in this field in Japan. This move will strengthen our production capacity and sales base. With this move, our aim is to expand business involving functional food materials, which are used in sweeteners, seasonings, jelly and other products. In the fine chemicals field, we are looking to expand custom manufacturing operations by increasing and strengthening bases producing fine chemicals raw materials in India and China. We are also supporting efforts in respect of drug discovery and creating viable businesses out of biomedicines. In the environmental field, we will endeavor to make commercially available a biotechnology-based soil remediation system as well as a system for creating energy-efficient, comfortable living spaces that will help to forestall global warming. Meanwhile, in the nanotechnology field, Nanomaterials International, a joint venture with a U.S. venture company, aims to become first in the world to commercially manufacture nanocomposite materials.

As demonstrated by the above, our business domains have a strong technical orientation. And many of our business investees have manufacturing businesses. Given these special features of this division's operations, human resources figure heavily in our plans. Beyond the utilization of in-house employees, we are also using outside experts and recruiting mid-career professionals. At the same time, we are focusing on our role as a source of pertinent information for the benefit of both MC and our customers and cooperating with other businesses within the company.



BML Life Science Holdings Corporation
Established in February 2007, this joint venture is engaged in food hygiene testing, an area consumers are increasingly interested in.

Living Essentials Group



Koichi Narita
Division COO,
Foods (Products) Division

Akira Fujii
Senior Vice President
Division COO,
Foods (Commodity) Division

Takeshi Inoue
Senior Executive Vice President,
Group CEO,
Living Essentials Group

Masahide Yano
Executive Vice President
Group COO,
Living Essentials Group
(Concurrently)
Division COO,
Life Style Division

Living Essentials Group Organizational Structure

Living Essentials Group CEO Office
Living Essentials Group Controller Office
Living Essentials Group Internal Audit Office

Retail Business Unit

Foods (Commodity) Division

- Grain Products Unit • Grain Unit • Sugar Unit
- Starch Products & Beer Unit • Oilseeds Unit • Oil & Fats Unit
- Meat & Livestock Business Unit • Feed Unit

Foods (Products) Division

- Tuna Unit • Frozen & Chilled Foods Unit • Dairy Foods Unit
- Coffee & Cocoa Unit • Juice & Fresh Produce Unit
- Processed Foods Unit • Beverage & Canned Foods Unit
- Confectionery & Pet Foods Unit

Life Style Division

- Brand & Apparel Unit • S.P.A. A Unit • S.P.A. B Unit • S.P.A. C Unit
- S.P.A. D Unit • Living Materials Unit • Paper & Packaging Unit
- Housing & Construction Materials Unit • ALPAC Unit

Living Essentials Group Net Income



(¥ billion)
60
40
20
0
48.3
49.0
07.3
08.3 (est.)

Group CEO's Message

Fiscal 2007 Performance

The Japanese economy is recovering, but at the same time competition among companies is escalating both in terms of scale and quality as it transcends national boundaries and industries. M&As and business restructuring are becoming a daily occurrence, goods and services are becoming more complex in consumer markets, and demand is increasing for plant-derived alternative energy sources. These and other dynamics are bringing about major change. In response, we are creating frameworks, mainly in fields related to clothing, food and housing, that can provide the

Introduction to a Key Business—Grain

In recent times, there has been rising interest in plant-derived alternative fuels. This has led to a change in supply-demand dynamics for grain, sugar and other commodities, change that has caught the world's attention. Under these circumstances, the Living Essentials Group wants to help ensure the stable supply of food commodities to Japan and other countries by harnessing its dependable framework for sourcing grain and trading and logistics expertise honed over many years.

The Living Essentials Group presently handles approximately 7 million tons per year of key grains like corn, wheat and soybeans, making us one of the top trading companies in this regard. We also charter our own large cargo ships, which we use to supply Asian countries, mainly Japan. Besides this, we have established grain storage facilities that provide easy access for large ships in key areas of demand in Japan. And we invite customers to establish factories near these facilities, in the process creating industrial complexes. In this way, we have rationalized the distribution and achieved a stable supply of grain, thereby supporting the entire food value chain.

To ensure that we are able to consistently respond to customers' large volume requirements, we aim to establish an even more resilient grain procurement framework. Recently, we decided to acquire an additional equity interest in U.S.-based FGDI, LLC, a grain trading company that operates a grain export facility in Mobile, Alabama, through MC subsidiary AGREX, Inc., which is also a grain trading company in the U.S.

In the fast-growing Chinese market, we have strengthened cooperation with China National Cereals, Oils & Foodstuffs Corporation (COFCO), China's largest food-related company by investing in China Agri-Industries Holdings Limited. China Agri is a holding company that oversees the COFCO Group's agri-industrial businesses. Similarly, in the Southeast Asian region, where demand is growing, we will further develop our food commodity business centered on Singapore-based Agrex Asia.

Through these and other actions, we will accurately, quickly and firmly link grain producing regions to their markets even more than in the past to satisfy the needs of overseas consumers and contribute as much as possible to the stability of national food supplies.



Loading and shipping business in the U.S.

goods and services consumers want when they are wanted in anticipation of their needs.

In fiscal 2007, we posted net income of ¥48.3 billion and our operating transactions grew steadily to ¥4,953.2 billion on the back of strong food commodity and food product transactions at the parent company.

In the past fiscal year, we took steps aimed at driving further growth. In the retail field, we strengthened support for store development and in other areas. In the paper and housing-related fields, we strengthened two key MC Group companies—Mitsubishi Shoji Packaging Corporation, which handles paper and packaging materials, and Mitsubishi Shoji Construction Materials Corporation, which handles construction materials—as well as formed an equity-based alliance with Hokuetsu Paper Mills, Ltd. In other moves, we established Agrex Asia Pte. Ltd. as an operating base for the sale of grain in Asia and honed our trading capabilities using our global network. These and other actions yielded an increase in gross profit. In other domains, the intermediary distribution, or food wholesaling field, which links manufacturers with retailers, is facing a major turning point. Responding to this, we stepped up efforts to put in place a supply chain suited to a new era, one that will allow us to display more sophisticated functions.

Group Strategy and Fiscal 2008 Outlook

The Living Essentials Group handles products and their raw materials which consumers come into contact with frequently in their daily lives. In this context, we believe that, more than anything else, our most important mission is to prove worthy of the trust society places in us by supporting consumers' lifestyles through the products we trade in and the businesses we operate. This includes giving due consideration to such issues as food safety and quality and environmental problems. Our strength as a group is that we conduct a well-balanced business extending from the sourcing of materials in the upstream sector of value chains through to retail and foodservice businesses downstream. Our policy is to enhance distribution and service functions and manufacturing capabilities by further strengthening cooperation with MC Group companies and making strategic investments. Beyond the Japanese market, in overseas consumer markets as well we will continue to develop businesses closely in touch with regional markets by deepening relationships with leading local partners. Consumer markets are in a constant state of flux. But within this constant change there are growth opportunities—which we aim to capture. Leveraging our collective strengths as a *sogo shosha*, we will take up the challenge of innovating as we strive to create value in a way that benefits society. The starting point for our actions will be consideration of the lifestyles of individual consumers.

In fiscal 2008, we expect to see a continuation of firm transactions in food commodities and food products at the parent company. Based on this expectation and other factors, we are projecting a ¥0.7 billion year-on-year increase in net income to ¥49.0 billion.

Takeshi Inoue
Senior Executive Vice President
Group CEO, Living Essentials Group

Foods (Commodity) Division

MC is one of the top trading companies in terms of the volume of food commodities handled by this division. We handle such food commodities as corn and other raw materials for animal feed, wheat, oilseeds, sugar, starch products and meat products.

The Foods (Commodity) Division responds accurately and swiftly to the need for a stable food supply as well as consumer interest in food safety and quality. We do this by constantly strengthening our supply framework, which entails value chain management from areas where agricultural produce is grown and harvested through handling, transportation, and processing to distribution of products. We have established regionally based subsidiaries in the U.S. and Australia, namely AGREX and Riverina (Australia) Pty., Ltd., where agricultural produce is handled for supply to processors—we supply corn and other raw materials for animal feed, as well as wheat, barley, soybeans, rapeseed, sesame and other oil seeds, sugar, meat and other raw materials. Processed products are then sold to secondary food processors, wholesalers and other business partners.

Recently, countries around the world have shown increasing demand for and interest in alternative energy sources derived from plants. This trend has led to tight supplies and soaring prices for food commodities on a global scale. Persistent deflation and other dynamics in Japan are also changing the operating environment relating to the supply of commodities.

Securing safe, competitive raw materials is all the more important under these circumstances. With this recognition, we will engage in efforts to enhance our information networks and handling and loading operations in the U.S., Australia, Brazil and other key growing regions, as well as increase and strengthen processing bases. In consuming countries, we plan to expand transactions and develop processing operations, mainly in China and Southeast Asia, where markets are growing due to population and economic growth.

In Japan, we have strengthened our equity relationship with MC Group companies in the raw materials processing field, namely Nihon Shokuhin Kako Co., Ltd., Nitto Fuji Flour Milling Co., Ltd. and Nosan Corporation. We are also promoting measures that address food safety and quality, environmental issues and food traceability. These and other actions are enhancing our framework for quickly providing the goods and services that meet the needs of purchasers and final consumers.



TH FOODS, Inc.
Based in the U.S., this subsidiary manufactures and sells rice crackers and other snacks. These products are seeing sales grow in the market for healthy snacks in the U.S. and Canada.

Foods (Products) Division

This division has an expansive network both in Japan and overseas extending from the procurement of food ingredients to product manufacture, distribution and sale.

Japan's population is in decline as the birth rate falls and people age. Amid this changing population structure, people's lifestyles are becoming more diverse, and food consumption patterns and needs are changing dramatically. Consumers are also increasingly taking an interest in food safety and quality. This closer consumer scrutiny is placing more demands on the establishment of traceability systems and quality assurance. Paying greater attention to environmental issues is also extremely important nowadays. For Japan, a crucial issue is securing a stable supply of food raw materials as rapid growth in emerging consumer markets and other trends around the world change the supply-demand balance.

The Foods (Product) Division is endeavoring to respond quickly to rapid marketplace change. We are determined to strengthen our value chains so that we can provide the goods all consumers want in a timely manner. To this end, we are pushing ahead with steps to improve our ability to procure food materials, including coffee, cocoa, marine products, dairy products, juice and fresh produce, around the world. We are also providing comprehensive support for the manufacturing activities of our business partners who make food products. And completing our total approach to management of the value chain we are improving distribution and sales channels so that freshly made products reach as many customers as possible. One of our core entities in this value chain is food wholesaler RYOSHOKU LIMITED. In October 2006, RYOSHOKU merged with their subsidiary RY Food Services Ltd., a frozen and chilled foods wholesaler, in a move designed to enhance its ability to distribute and merchandize products in all temperature ranges. RYOSHOKU is now better able to respond to the needs of all customers as a result. We are also strengthening functions overseas. In promising markets such as the rapidly growing Chinese and other markets in Asia, we are teaming up with leading local partners to provide functions matched to the needs of each market.



Princes Limited
This MC subsidiary is one of the U.K.'s leading processed food manufacturers. It continues to expand its business in areas such as canned food, drinks and edible oils.

Life Style Division

We develop business in all lifestyle areas, except food, with an emphasis on consumer lifestyles.

The Life Style Division was established on April 1, 2006 by integrating the former Textiles Division and General Merchandise Division.

We handle a broad range of products from items that are used in daily life—including fashion apparel, shoes, household goods, furniture, interior products, raw materials for paper, paper, paperboard, packaging materials, building materials, cement, raw materials for glass, optical fiber, and tires—to raw materials and other materials.

In fiscal 2008, we will look to continue capitalizing on changing consumer lifestyles as we provide comprehensive services and develop businesses across the full spectrum of lifestyle domains. In the apparel-related domain, we will strengthen our OEM business targeted at SPAs (specialty store retailers of private brand apparel). By also providing comprehensive support to customers such as branding, new business proposals and help with doing business overseas, we aim to expand the scale of our business. In the paper-related field, work will proceed to refine an integrated value chain from paper raw materials to paper and paperboard and packaging materials. In this field, we are also actively developing plantation businesses in Australia and Chile, whereby we grow forest resources that help to cut CO_2 in the atmosphere. In the housing-related field, while continuing to strengthen our cement business in North America, China and other promising markets and developing new markets for silica sand in glass and liquid crystal applications throughout Asia, we plan to build a value chain for housing materials in Japan. The fulcrum of this value chain is Mitsubishi Shoji Construction Materials Corporation. In the living essentials field, our strategy is to continue actively trading and developing businesses related to tires, optical fiber and other highly functional materials and electronic devices.



MC Living Co., Ltd.
This MC subsidiary plans and produces furniture, household goods and fabrics for adorning living spaces based on the theme of high-quality living.

Retail Business Unit

This unit operates across the Living Essentials Group, planning, proposing and implementing MC's retail business strategies.

Japan's retail industry is facing quantitative change in the form of a market contraction due to a lower birthrate and aging society and the associated overall decline in the country's population. Meanwhile, qualitative changes in the industry landscape include consumer diversification brought on by maturing markets, diversification of sales channels, media and purchasing processes driven by advances in IT, and the rising importance of services compared to goods. These changes are accelerating industry restructuring as companies struggle to survive, as well as expansion in the scale of businesses and convergence across business models.

The Living Essentials Group's basic strategy has always been to strengthen value chains. Execution of this strategy has seen it strengthen its hand in the midstream sector from a traditional stronghold in upstream businesses. But strengthening downstream businesses having direct contact with end users such as convenience stores, supermarkets and foodservice businesses was also viewed as a strategic issue for the group in response to quantitative and qualitative changes in the retail industry. The Retail Business Unit's brief is to promote measures to provide such a response.

This unit is already participating in a nationwide convenience store chain, food supermarket and quick service restaurant chain in Japan through MC's equity interests in LAWSON, INC., Life Corporation and Kentucky Fried Chicken Japan Ltd., respectively. But our activities aren't limited to work relating to these business investees. Through the broad provision of various functions and services to companies in the industry we are supporting healthy growth of the retail industry as a whole. Finance, store development, distribution, IT, marketing, temporary staffing and training are just some of our other business areas. We are also engaged in the sale of health foods to cater to rising consumer interest in health in recent years as well as the planning, proposal and development of next-generation services, some of which use Internet and mobile technologies. These are all part of our efforts to tap the collective capabilities of MC to establish the foundations for the provision of new consumer services.



LAWSON
MC Group company LAWSON has begun developing a new format called LAWSON PLUS, which has already proven popular with women and seniors, who aren't traditional customers of convenience stores in Japan, as part of its response to diversifying consumer needs.

Regional Strategies



CRO Message

My role as Chief Regional Officer (CRO) is to drive forward the medium- to long-term growth strategies laid out in INNOVATION 2007 from a regional perspective. Essentially, this entails devising regional strategies for the company as a whole and then implementing concrete measures to achieve them. Regional strategies take into account many factors. These include the strategies of each business group, the growth prospects of each country and region, and information from our extensive global network of more than 200 offices. The characteristics of markets and promising domains in each region are also taken into consideration, as is the existence of business partners.

During INNOVATION 2007's "step" period, we will unfurl regional strategies from three angles: market strategies, network strategies and global human resource initiatives.

In terms of market strategies, we are capitalizing on regional growth by stepping up activities in fast-growing regions even more than before. Accelerating economic globalization and the growth of emerging economies, including the BRICs nations of Brazil, Russia, India and China, have caught everyone's attention. For MC too, expanding business fields that give us a greater foothold overseas is an important theme. Heretofore, we have strengthened activities on a companywide basis in China and India. In addition to these countries, we plan to reinforce activities in other rapidly growing regions as we promote market strategies unique to MC. We will do this by leveraging our knowledge in regions gathered through our overseas and domestic office networks, which have continued deep-rooted activities in regions for many years. We will also leverage our good relationships with business partners to the same end.

Regarding our network strategies, we will strengthen the collective capabilities of the MC Group as a whole by further enhancing our office network both in Japan and abroad. Rapid changes in natural resource and energy market conditions and economic globalization are catalyzing major change in the functions expected of MC by customers and business partners the world over. There are stronger needs for the multiple functions spanning industrial fields and overseas networking capabilities only MC can offer. At the same time, many more businesses, including new energy and environmental businesses, must be approached on a global scale. By strengthening the functions of our offices and bolstering our networks linking offices, subsidiaries and affiliates as well as regions, we will enhance the collective capabilities of the MC Group.

The development of human resources on a global basis is the third aspect of our regional strategies. The fulcrum of these efforts is our Center for Human Resources Development, which was established in April 2006. This center is spearheading actions to retain, nurture and utilize people on a consolidated and global basis through a series of programs involving all employees. To strengthen the organization with regards to human resources initiatives, we have appointed a global HRD officer in each business group and established a global HRD hub in each region. We are enhancing training programs for overseas staff, who have a crucial role to play in implementing our market and office strategies in each region. At the same time, in terms of medium- to long-term career management and in addition to executive resources development (ERD) in offices, staff are being loaned or sent for training from overseas to Japan. Also, the number of personnel transfers between overseas offices has been increasing year after year. Since 2006, 5 additional overseas staff members have been appointed as office managers. I am expecting a lot from them in carrying out their duties on behalf of the president and MC in each region.

Masatoshi Nishizawa
Executive Vice President,
Chief Regional Officer

China



China "Shanghai"

In 2006, China registered its fourth consecutive year of double-digit economic growth. As one of the key players in the world economy, China is one of MC's most important markets. In China, we export and import a wide range of products, including chemicals, machinery, food commodities and products, and textiles. We also trade within China. In addition, we have investments and operate businesses in numerous fields, from the manufacture of automotive engines and cement, to IT and logistics operations. Playing a key role in our operations in China is the China Business Development Office. Established in 2005, this office is at the center of a concerted drive to strengthen companywide business activities in the country, including development of a network in 14 cities in mainland China. At present, China is emphasizing areas such as energy and resource conservation, environmental protection, and restructuring of the economy so that China's growth will be driven by consumption rather than exports and investments. Taking our cue in part from these government policies, we are concentrating on developing new businesses and forging stronger relations with leading Chinese companies while making full use of our global network. This approach is producing steady results in China. We will continue to implement proactive measures moving forward, anticipating how China will look in one to two decades from now.

India

India recorded a real GDP growth rate of approximately 9% in 2006 and continues to grow at a high pace. The country's robust growth has the world's attention. Like China, India is one of MC's most important markets and we are striving to develop and expand businesses there by harnessing the capabilities of the whole company. To promote business in India on a company-wide basis, we launched the India Taskforce in 2005. Recently, in March 2007, we also established the India Business Development Office in the Regional Strategy & Coordination Dept. as an organization to execute corporate strategy in India. In these and other ways, we are working to strengthen our framework for implementing strategy. At present, MC has offices in seven cities throughout India from which we import and export diverse products such as chemicals, machinery and metals. We also carry out domestic trade from these offices. In addition, we have investments and operate businesses in many fields, ranging from businesses manufacturing synthetic fibers and automotive parts, to cold storage and logistics. A number of fields will be crucial to India's further growth, including infrastructure, the rapidly growing petrochemicals, bio- and environment-related, and automotive, as well as other fields. We are determined to expand business in these crucial areas. We are also determined to capture expanding business opportunities targeting the Middle East and Southeast Asia in a way that leverages India's geopolitical advantages to expand our business globally.

India "Mumbai"



China and India have an extremely large impact on the growth of the world economy. But other countries and regions are also driving economic globalization. We intend to redouble efforts to capitalize on growth in these countries as well, taking a company-wide approach. One region is the Middle East, where MC is traditionally strong in fields such as energy, machinery and chemical products. Then there is Russia, where soaring natural resource prices are underpinning continued robust growth in internal demand. In Brazil, meanwhile, in addition to mineral resources, energy and food commodities, we are stepping up activities in IT and new energy businesses. And, in Turkey, we are focusing on business opportunities targeting exports bound for the buoyant EU market and domestic infrastructure projects.

Corporate Governance and Internal Control

MC's Corporate Governance



Mikio Sasaki
Chairman of the Board

As chairman of the Board of Directors, I would like to report to stakeholders on the status of corporate governance measures at MC.

The Board of Directors recognizes that continuously increasing MC's corporate value through proper management based on the Three Corporate Principles, which embody MC's corporate philosophy, is vital for meeting the expectations of all stakeholders, including shareholders. Accordingly, we are working to strengthen corporate governance underpinning management soundness, transparency and efficiency. Over the past several years, MC has been taking a number of proactive steps to enhance the oversight function of the Board of Directors. These have included adopting an executive officer system, strengthening audit functions, increasing the number of outside directors, and putting in place a more robust system of checks and balances that brings in an external perspective through MC's Governance Committee and International Advisory Committee.

I believe that corporate governance is an important matter that serves as a cornerstone for a company's day-to-day operations. It is also an important element for giving form to a company's culture. Amid a changing operating environment, the mission and role required of a company will also continue to change. For these reasons, a governance system must be constantly reviewed and its functions strengthened. It is an ongoing process of improvement. We therefore remain committed to advancing and strengthening our corporate governance system as we endeavor to live up to stakeholders' expectations.

Members of the Board

(As of July 1, 2007)



Mikio Sasaki

2004 *to present*
Chairman of the Board
1960 Joined Mitsubishi Corporation



Hisanori Yoshimura*

2007 Senior Executive Vice President
2005 *to present*
Group CEO,
Energy Business Group
1968 Joined Mitsubishi Corporation



Yorihiko Kojima*

2004 *to present*
President,
Chief Executive Officer
1965 Joined Mitsubishi Corporation



Yoshikuni Kanai*

2006 *to present*
Deputy Regional CEO for Japan
2005 *to present*
Executive Vice President,
General Manager,
Nagoya Branch
1968 Joined Mitsubishi Corporation



Yukio Ueno*

2007 Corporate Functional Officer (Corporate Communications, Corporate Administration, Legal),
Chief Compliance Officer,
Regional CEO for Japan
2005 *to present*
Senior Executive Vice President
1968 Joined Mitsubishi Corporation



Hajime Katsumura*

2007 Group CEO, Machinery Group
2005 *to present*
Executive Vice President
1969 Joined Mitsubishi Corporation



Takeshi Inoue*

2006 *to present*
Senior Executive Vice President
2003 *to present*
Group CEO,
Living Essentials Group
1970 Joined Mitsubishi Corporation



Masatoshi Nishizawa*

2007 Corporate Functional Officer (HR, Corporate Strategy & Research, CRO), (Concurrently)
General Manager, Center for Human Resources Development
2006 Corporate Functional Officer (General Affairs, HR, Legal) (Concurrently)
General Manager, Center for Human Resources Development
2005 *to present*
Executive Vice President
1971 Joined Mitsubishi Corporation



Ichiro Mizuno*

2006 *to present*
Senior Executive Vice President,
BPI & Internal Control
2003 *to present*
Chief Financial Officer
1966 Joined Mitsubishi Corporation



Mutsumi Kotsuka*

2005 *to present*
Executive Vice President,
Group CEO, Metals Group
1969 Joined Mitsubishi Corporation



Koichi Komatsu*

2007 Group CEO,
Business Innovation Group

2006 *to present*
Executive Vice President

1972 Joined Mitsubishi Corporation



Masaaki Seita*

2006 *to present*
Executive Vice President,
Group CEO, Chemicals Group

1970 Joined Mitsubishi Corporation



Yoshiaki Katayama*

2007 Executive Vice President,
Deputy Regional CEO for
Japan,
(Concurrently)
General Manager,
Kansai Branch

1971 Joined Mitsubishi Corporation



Ken Kobayashi*

2007 Executive Vice President,
Group CEO,
Industrial Finance,
Logistics & Development Group

1971 Joined Mitsubishi Corporation



Hideyuki Nabeshima*

2007 Executive Vice President,
Group CO-CEO,
Machinery Group

1972 Joined Mitsubishi Corporation



Takashi Nishioka**

2003 *to present*
Chairman,
Mitsubishi Heavy Industries, Ltd.,
Member of the Board,
Mitsubishi Corporation

1959 Joined Shin Mitsubishi
Heavy-Industries, Ltd.



Tamotsu Nomakuchi**

2007 Member of the Board,
Mitsubishi Corporation

2006 Chairman,
Mitsubishi Electric Corporation

1965 Joined Mitsubishi Electric
Corporation



Tatsuo Arima**

2001 *to present*
Member of the Board,
Mitsubishi Corporation

1998 *to present*
The Special Envoy of
the Government of Japan

1997 Retired from the Ministry of
Foreign Affairs, *to present*
Councilor for the Ministry of
Foreign Affairs, Ambassador

1962 Joined the Ministry of
Foreign Affairs



Tomio Tsutsumi**

2004 *to present*
Member of the Board,
Mitsubishi Corporation

1996 Retired from the Ministry of
International Trade and
Industry

1962 Joined the Ministry of
International Trade and
Industry



Kunio Ito**

2007 Member of the Board,
Mitsubishi Corporation

2006 Professor, Graduate School of
Commerce and Management,
Hitotsubashi University

1992 Professor, Department of
Commerce and Management,
Hitotsubashi University

Company names and titles indicated are as of specified years.
* Indicates a representative director.
** Indicates an outside director as provided for in Article 2-15 of the Corporate Law.

Corporate Governance Framework

Corporate Governance Framework



General Meeting of Shareholders
Determination of Remuneration Parameters
Determination of Remuneration Parameters
Appointment / Dismissal
Request
Advice
Board of Directors
Audit
Corporate Auditors (Board of Corporate Auditors)
Report
Independent Auditors
Governance Committee
International Advisory Committee
Appointment and Oversight
Submit
Important Matters and Report on Execution of Operations
Audit
Report
Accounting Audit
Executive Organization

Refer to page 63

MC's corporate philosophy is enshrined in the Three Corporate Principles—corporate responsibility to society, integrity and fairness, and international understanding through trade. Guided by this philosophy, we are strengthening our management system with the aim of achieving sustained growth. Under INNOVATION 2007, our four-year medium-term management plan initiated in fiscal 2005, the continuous strengthening of corporate governance and the refinement of our internal control system are thus key management issues for MC.

Management believes that importance should be placed on developing an effective corporate governance system, irrespective of the specific system or format. Based on this belief, MC has adopted the Corporate Auditor System and in addition to mandatory organizations and governance systems is improving and strengthening its corporate governance system in various ways. Actions include appointing outside directors, introducing the executive officer system and setting up advisory committees to the Board of Directors.

In particular, MC puts emphasis on the role of outside directors and outside corporate auditors. MC thus gives careful consideration to the appropriate number of outside directors and outside corporate auditors and strives to clarify and strengthen their function through the formulation of selection standards.

MC has also formulated standards concerning corporate governance of the MC Group, which apply to subsidiaries and other entities, as it works to optimally manage the Group to raise its corporate value.

MC's Board of Directors has 20 members, 5 of whom are outside directors. As a rule, the Board convenes once a month and is responsible for making decisions concerning important management issues and overseeing business execution.

In 2001, the adoption of an executive officer system clarified the separation of the roles and responsibilities of directors and executive officers. Furthermore, in 2004, the term of directors was reduced from two years to one year to provide greater flexibility in determining the composition of the Board of Directors. In 2006, the Articles of Incorporation were amended to allow the Board of Directors to approve resolutions in writing from the perspective of facilitating flexibility in how the Board operates. Moreover, to clarify and strengthen the function of outside directors and outside corporate auditors, in 2007 MC established standards for the selection of these directors and corporate auditors (please refer to MC's website for more information).

The president, as the company's Chief Executive Officer, manages the company's business through the Executive Committee, a decision-making body of executive officers. Important management issues are first discussed by the Executive Committee, which, in principle, meets two or three times per month, and then referred to the Board of Directors for deliberation and final determination.

MC has a Governance Committee and an International Advisory Committee, which are made up of certain corporate officers and outside directors and corporate auditors as well as other experts from outside the company. These advisory bodies to the Board of Directors offer a broad range of advice from a third-party perspective. Since its establishment in 2001, the Governance Committee has met two or three times per year to discuss issues relating to corporate governance. In fiscal 2007, the Governance Committee discussed standards for selecting outside directors and outside corporate auditors, enhancing disclosure on outside directors and outside corporate auditors in business reports and other disclosure documents, and revisions to the executive officers' remuneration system. The International Advisory Committee was also established in 2001 and discusses issues relating to globalization of MC's operations. This committee meets around once a year.

The five corporate auditors, including three outside corporate auditors, utilize staff members of the Corporate Auditors' Office, which is under their direct control, in conducting their audits. At the same time, the corporate auditors attend meetings of the Board of Directors and other important meetings and hold discussions with internal departments, including important offices in Japan and overseas, as well as visit main subsidiaries that are important from the perspective of Group management to conduct audits.

Regarding internal audits, the Internal Audit Dept. conducts audits of MC, subsidiaries and affiliated companies from a company-wide perspective. In addition, each business group has established its own internal audit organization, under which audits are carried out on a consolidated basis. These internal audits are conducted after selecting audit targets and are based on annual audit plans. The results of audits are reported to the president, corporate auditors and other concerned parties as well as regularly to the Board of Directors and the Executive Committee.

Directors' and Corporate Auditors' Remuneration

Title	No. of People	Remuneration (¥ million)	Remarks
Directors (Incl. Outside Directors)	18 (4)	1,781 (92)	1. The remuneration to the left is made up as follows: (1) Monthly remuneration paid during fiscal 2007 The Company paid ¥957 million to 18 directors, including ¥92 million to 4 outside directors. The Company paid ¥91 million to 5 corporate auditors, including ¥31 million to 3 outside corporate auditors. (2) Directors' bonuses approved at the June 26, 2007 Ordinary General Meeting of Shareholders The Company paid bonuses totaling ¥340 million to 14 directors, excluding outside directors (3) Stock option-based remuneration The Company paid ¥294 million to 14 directors, excluding outside directors (4) Provision of allowance for directors' and corporate auditors' retirement bonuses The Company provided ¥188 million for 14 directors, excluding outside directors The Company provided ¥19 million for 2 corporate auditors, excluding outside corporate auditors 2. Retirement bonuses (excluding executive pension) paid to the directors who retired in fiscal 2007 were ¥199 million and are not included in the remuneration figures to the left. Furthermore, total amounts paid as executive pension in fiscal 2007 were ¥268 million and ¥11 million to directors and corporate auditors, respectively. These amounts are not included in the remuneration figures to the left.
Corporate Auditors (Incl. Outside Corporate Auditors)	5 (3)	111 (31)	
Total (Incl. Outside Directors and Outside Corporate Auditors)	**23** **(7)**	**1,892** **(123)**	

(Amounts have been rounded down to the nearest ¥1 million.)

Corporate Auditors

(As of July 1, 2007)



Yuzo Shinkai

2001 *to present*
Senior Corporate Auditor, Mitsubishi Corporation
1962 Joined Mitsubishi Corporation



Shigemitsu Miki*

2006 *to present*
Chairman of the Board, The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2004 *to present*
Corporate Auditor, Mitsubishi Corporation
1958 Joined The Mitsubishi Bank, Ltd.



Eiji Oshima

2007 Corporate Auditor, Mitsubishi Corporation
1973 Joined Mitsubishi Corporation



Koukei Higuchi*

2004 *to present*
Counsellor, Tokio Marine & Nichido Fire Insurance Co., Ltd.
1998 *to present*
Corporate Auditor, Mitsubishi Corporation
1960 Joined The Tokio Marine and Fire Insurance Company, Limited



Shigeru Nakajima*

2004 *to present*
Corporate Auditor, Mitsubishi Corporation
1984 Admitted to the Japan Patent Attorneys Association
1983 Founded Nakajima Transactional Law Office
1979 Admitted to the Japan Bar

Company names and titles indicated are as of specified years.
* Indicates an outside corporate auditor as provided for in Article 2-16 of the Corporate Law.

Message From the Senior Corporate Auditor

Yuzo Shinkai, Senior Corporate Auditor

MC has two full-time and three outside corporate auditors. In accordance with MC's Articles of Incorporation, the Board of Corporate Auditors selects the senior corporate auditor from among the full-time corporate auditors. The senior corporate auditor heads the Board of Corporate Auditors and also assumes the role of specified corporate auditor stipulated by law. Full-time corporate auditors work to accurately assess the company's circumstances by cooperating closely with MC's independent auditors and Internal Audit Dept., as well as by obtaining the respective opinions of the outside corporate auditors.

Corporate auditors and their dedicated staff strive to attend as many of MC's various in-house meetings as possible, so as to keep channels of communication open with people in the company. We also hold regular meetings with the corporate auditors of MC's main subsidiaries to actively exchange information.

We are determined to strive hard and contribute to MC's development as a sound global enterprise.

Message From Outside Corporate Auditor

Shigeru Nakajima, Corporate Auditor

I came to MC after a long career in corporate law. I was honored to be elected as an outside corporate auditor in 2004. I have enthusiastically performed my duties based on an awareness that I can contribute from the inside to a company I previously looked at only from the outside.

I have close working relationships with the senior corporate auditor, other corporate auditors, directors and independent auditors and have the opportunity to meet with the president on a regular basis. I also actively take part in the MCA Meeting, a forum for exchanging information with corporate auditors of MC Group companies.

Based on the insight that this information gathering process affords me, I use my attendance at Board of Directors' meetings to ask directors to take a closer look at certain points or recommend further discussion. Going forward, I am determined to play my part, however small, in helping to raise society's level of trust in MC.

Internal Control System

MC is building and operating an internal control system, as discussed below, so as to ensure that business activities are conducted properly and in conformity with laws and its Articles of Incorporation. Efforts are ongoing to reform and improve this system.

Efficient Business Execution

The president delineates basic management policies and sets specific management goals. At the same time, the president formulates management plans and oversees progress in achieving targets efficiently. Management plans are regularly formulated and monitored and as a result of this process MC partially revised INNOVATION 2007 for the second half of this four-year medium-term management plan, which began in fiscal 2005.

The organization is realigned and resources deployed as necessary so as to achieve management targets in the most efficient manner possible. Furthermore, the organizational chain of command is clearly laid out and authority delegated to managers and staff of organizational bodies to the extent necessary to accomplish targets. These people are required to submit reports regularly.

Compliance

Compliance, which is defined as acting in compliance with laws, regulations and in conformity with social norms, is regarded as a matter of the highest priority in conducting business activities. MC has formulated a Code of Conduct for all officers and employees, which specifies basic matters in relation to compliance. Efforts are made to ensure that all officers and employees are familiar with the Code of Conduct and that MC's corporate philosophy is understood and practiced.

To promote compliance, MC has established a cross-organizational framework headed by the Chief Compliance Officer. MC is also taking preventive and corrective measures such as offering training on a wide variety of laws and regulations.

Regarding the status of compliance, in addition to a framework for receiving reports from all organizations throughout the Company, MC has established an internal whistleblower system. Through these structures and systems, MC identifies problems and shares information. Regular reports are also made to the Board of Directors on the status of compliance.

Internal Control Framework



Corporate Governance Framework
[Executive Organization]
President and CEO
Executive Committee
Main Internal Control-Related Committees
Portfolio Management Committee
Compliance Committee
Disclosure Committee
ISMS Committee
Cooperation with corporate auditors and independent auditors
Internal Audit Dept.
Business Activity Audit
Seven Business Groups
Audit Organizations of Business Groups and Offices
• Divisions / BUs
• Domestic and Overseas Offices
• Subsidiaries and Affiliates
Corporate Staff Section
Establish and inform about internal control-related systems and strategies

Refer to page 60

Risk Management

Regarding risks associated with business activities, MC has designated categories of risk—such as credit, market, business investment, country, compliance, legal, information management, environmental, and natural disaster—and has established departments responsible for each category. MC also has in place policies, systems and procedures for managing risk. Furthermore, MC responds to new risks by immediately designating a responsible department to manage such risks.

In regards to individual projects, the person responsible for the applicable department makes decisions within the scope of his/her prescribed authority after analyzing and assessing the risk-return profile of each project in accordance with company-wide policies and procedures. Projects are executed and managed on an individual basis in accordance with this approach.

In addition to managing risk on an individual project basis, MC assesses risk for the Company as a whole with respect to risks that are capable of being monitored quantitatively and manages these risks properly, making reassessments as necessary.

Financial Reporting

To ensure the proper and timely disclosure of financial statements, MC has appointed personnel responsible for financial reporting and prepares financial statements in conformity with legal requirements and accounting standards. These financial statements are released after being discussed and confirmed by the Disclosure Committee. Furthermore, to further enhance the reliability of financial reporting, MC has been proceeding with work on a consolidated basis for documenting, evaluating and improving company-wide internal controls and processes for the preparation of financial statements based on the Financial Products Exchange Law and the U.S. Sarbanes-Oxley Act of 2002.

Management and Storage of Information

Regarding information related to business activities, personnel responsible for managing business activities classify information individually in accordance with its degree of importance. These individuals also instruct users on the handling of this information. The aim is to ensure information security while promoting efficient administrative processing and the sharing of information.

Responsible personnel store for a predetermined period documents that must be stored by law and information that the Company specifies as important in terms of internal management. For all other information, responsible personnel determine the necessity and period for storage of information and store such information accordingly.

Ensuring Proper Business in Group Management

MC specifies a responsible department for the oversight of each subsidiary and affiliate and quantitatively monitors business performance, management efficiency and other operational aspects of each company every year. Efforts are also made to monitor qualitative issues such as compliance and risk management.

MC demonstrates its commitment to making improvements to subsidiaries and affiliates by sending directors to sit on their boards, signing merger agreements, exercising its voting rights and in other ways. These actions are taken to raise the corporate value of the MC Group.

Internal Auditing and Monitoring

Each organization takes responsibility for reviewing and improving its business activities on a regular basis. In addition, to more objectively review and evaluate the business activities of each organization, MC conducts regular audits through internal audit organizations.

Corporate Auditors

Corporate auditors attend and express opinions at meetings of the Board of Directors and other important management meetings. In addition, corporate auditors gather information and conduct surveys, keeping channels of communication open with directors, employees and others who cooperate with these efforts.

If there is a risk of a certain level of financial loss or a major problem, the person responsible for the department concerned is required to immediately report to corporate auditors in accordance with predetermined standards and procedures.

To raise the effectiveness of audits conducted by corporate auditors, personnel are appointed to assist corporate auditors in carrying out their duties. Mindful of the need for independence, the opinions of corporate auditors are respected and other factors taken into consideration when evaluating and selecting people to assist them. Ongoing efforts are being made to establish regulations in these respects.

Compliance Framework



Yukio Ueno
Senior Executive Vice President,
Chief Compliance Officer

MC has long engaged in creating a framework to ensure that it continues to conduct business activities in a manner that is legal and fair. The cornerstones of this longstanding company-wide commitment are the Three Corporate Principles and the Corporate Standards of Conduct. Year after year, society is requiring companies to raise their standards of compliance. Concurrently with this trend, MC in September 2000 formulated its Code of Conduct and established several Compliance Officer posts. These and other actions have been taken to ensure legal compliance by each and every employee, as well as to instill an awareness of proper conduct that reflects social norms. In March 2006, the Code of Conduct was revised, and along with this all officers and employees are now required to sign, on an annual basis, a written commitment to this Code. This is part of ongoing actions to upgrade and reinforce our compliance system.

We believe that it is important to promote compliance on a consolidated basis, not just at the parent company level. That's why we have stepped up actions to put in place a compliance system at our subsidiaries and affiliated companies around the world that meets the same high standards as at MC itself. One specific measure in this regard is a system of suggestion boxes maintained with our outside legal counsel that was established in February 2005. The system is used by officers and employees of our subsidiaries in Japan. This system is an extension of a system of suggestion boxes placed within MC and in the office of its outside legal counsel that was established in 2001, as part of an internal whistleblower system.

As an important strategy for raising value on a consolidated basis, we will continue to upgrade and reinforce compliance initiatives that are effective at instilling awareness of compliance issues in each and every employee, including employees of MC's subsidiaries and affiliated companies.

Compliance Framework


President and CEO
Group CEO
CEO for Domestic Block
Regional CEO
Direct
and Supervise
Chief Compliance Officer
Compliance Committee
Administrative Office:
Legal Dept. Compliance
Administration Office
(Compliance Mail Box and Hotline)
Report
Group Compliance Officer
Domestic Branch Compliance Officer
Overseas Region Compliance Officer
Report
Report
Outside Counsel
(Compliance Mail Box
and Hotline)
Internal Audit Dept.
(Compliance Mail Box
and Hotline)
Manager
Report
and Consult
Report
and Consult
Report
and Consult
Report
and Consult
Report
and Consult
Employees

Corporate Social Responsibility (CSR)

The Three Corporate Principles (Corporate Responsibility to Society, Integrity and Fairness, and International Understanding through Trade), which embody our corporate philosophy, advocate the creation of businesses that match the times as well as symbiotic relationships with society and the natural environment. We therefore strive to conduct our business activities in a way that fulfills our social responsibilities with respect to people, society and the environment.

In addition to raising their corporate value through their core business, we also believe that companies must seriously consider their role in society to ensure they make meaningful contributions to solving various social issues.

CSR Initiatives

At MC, the Environmental & Social Responsibility Committee, which is chaired by Senior Executive Vice President Yukio Ueno, is responsible for important matters related to CSR, including environmental issues and social contribution activities. Meanwhile, the CSR Task Force examines important CSR initiatives, such as employee education, identification of CSR problems at MC and information disclosure. A subordinate body to the Environmental & Social Responsibility Committee, the task force also facilitates the sharing of information among related internal divisions.

CSR Framework



Environmental & Social Responsibility Committee (headed by Vice President)
CSR Task Force (headed by Environmental & Social Responsibility Office)
Business Groups (Business Innovation, Industrial Finance, Logistics & Development, Energy Business, Metals, Machinery, Chemicals and Living Essentials)
Corporate Planning Dept.
Corporate Real Estate Planning Dept.
Corporate Administration Dept.
Personnel Dept.
Legal Dept.
Regional Strategy & Coordination Dept.
Treasurer Office
Controller Office
Investor Relations Office

Environmental Management Organizational Structure



President and CEO
Corporate Functional Officer (in charge of Environmental & Social Responsibility)
Environmental Audit Manager
Environmental & Social Responsibility Committee
Chief Environmental Manager
Environmental & Social Responsibility Office (EMS Task Force)
Group and Domestic Branch Environmental & Social Responsibility Manager
Group and Domestic Branch Environmental Officer
Dept. Environmental Manager
Dept. Environmental Officer



Tropical Forest Regeneration Experimental Project in Kenya



Global Coral Reef Conservation Project in Okinawa



Friendship Camp for Mothers and Children



Solar-powered lamps donated by MC

Tackling Global Environmental Issues

In 1996, MC formulated an Environmental Charter (please refer to MC's website), which embraces the fundamental philosophy that an enterprise cannot continue to prosper without consideration of its environmental performance. In line with this philosophy, we are actively tackling environmental issues to contribute to the realization of a sustainable society. We base our environmental management on ISO 14001, regarding this international standard to be an important means of providing an adequate response to environmental issues.

On the business front, we're actively engaged in diverse environmental businesses directed at the realization of a sustainable society. These businesses include renewable energy, such as solar power, wind power, fuel cells and biomass fuels, as well as waste treatment, recycling and emission credit trading. Through our Tropical Forest Regeneration Experimental Project, Global Coral Reef Conservation Project and other projects, we are helping to preserve biodiversity. Furthermore, through the Mitsubishi International Corporation Foundation and the Mitsubishi Corporation Fund for Europe & Africa, we are supporting environmental protection activities.

Social Contribution Activities

MC believes that it is important to enrich society together with regional and international communities and help solve social problems through its business activities. This determination is embodied in the Three Corporate Principles.

In 1973, we established the Social Responsibility Office (now the Environmental & Social Responsibility Office) and enhanced our social contribution activities. Since then, guided by a philosophy of conducting wide-ranging activities from a global standpoint as a good corporate citizen, we have engaged in various social contribution activities with a basic policy of encouraging MC employee involvement, continuity and global development. In fiscal 2007, for example, we held the Friendship Camp for Mothers and Children, a program for single-parent mothers and their children living in the Tokyo metropolitan area. This program has run continuously since 1974. We also donated solar-powered lamps to impoverished areas in India and ambulances to a state-run hospital in Morocco, as part of our programs to help regional communities. In terms of systems, along with a volunteer leave system, to encourage a spirit of volunteerism among staff we run an internal program called "MC Volunteer Activity!," whereby we make corporate donations based on how many times employees participate in volunteer activities.

External Recognition

MC has earned a solid reputation for its CSR initiatives and transparency in the disclosure of information. Underscoring this is MC's inclusion in various socially responsible investment (SRI) indices. These include FTSE4Good, an SRI compiled by FTSE Group, originally a joint venture between the *Financial Times* of the U.K. and the London Stock Exchange; the Dow Jones Sustainability World Indexes (DJSI World) of U.S.-based Dow Jones; and the Morningstar Socially Responsible Investment Index (MS-SRI) of Morningstar Japan K.K. (as of July 2007).

FTSE4Good

Dow Jones Sustainability Indexes
Member 2006/07

MS-SRI

Sustainability Report

Further information on MC's CSR activities can be found in our sustainability report as well as on our website at:
http://www.mitsubishicorp.com/jp/csr/report/index.html

Executive Officers

(AS of July 1, 2007)

Yorihiko Kojima*
President, Chief Executive Officer

Yukio Ueno*
Senior Executive Vice President,
Corporate Functional Officer
(Corporate Communications,
Corporate Administration, Legal),
Chief Compliance Officer,
Regional CEO for Japan

Takeshi Inoue*
Senior Executive Vice President,
Group CEO, Living Essentials Group

Ichiro Mizuno*
Senior Executive Vice President,
Chief Financial Officer,
BPI & Internal Control

Hisanori Yoshimura*
Senior Executive Vice President,
Group CEO, Energy Business Group

Yoshikuni Kanai*
Executive Vice President,
Deputy Regional CEO for Japan,
(Concurrently)
General Manager, Chubu Branch

Hajime Katsumura*
Executive Vice President,
Group CEO, Machinery Group

Masatoshi Nishizawa*
Executive Vice President,
Corporate Functional Officer
(HR, Corporate Strategy &
Research, CRO),
(Concurrently)
General Manager, Center for Human
Resources Development

Tsunao Kijima
Executive Vice President,
Regional CEO for Europe,
(Concurrently)
Chairman & Managing Director,
Mitsubishi Corporation
International N.V.,
(Concurrently)
Managing Director, Mitsubishi
Corporation (UK) PLC

Mutsumi Kotsuka*
Executive Vice President,
Group CEO, Metals Group

Ryoichi Ueda
Executive Vice President,
Regional CEO for North America,
(Concurrently)
President, Mitsubishi International
Corporation

Koichi Komatsu*
Executive Vice President,
Group CEO,
Business Innovation Group

Masahide Yano
Executive Vice President,
Group COO, Living Essentials Group,
(Concurrently)
Division COO, Life Style Division

Masaaki Seita*
Executive Vice President,
Group CEO, Chemicals Group

Yoshiaki Katayama*
Executive Vice President,
Deputy Regional CEO for Japan,
(Concurrently)
General Manager, Kansai Branch

Hideshi Takeuchi
Executive Vice President,
Group COO, Industrial Finance,
Logistics & Development Group,
(Concurrently)
Division COO, Merchant Banking,
M&A Division

Seiji Kato
Executive Vice President,
Group COO, Energy Business Group

Ken Kobayashi*
Executive Vice President,
Group CEO, Industrial Finance,
Logistics & Development Group

Hideyuki Nabeshima*
Executive Vice President,
Group CO-CEO, Machinery Group

Hideto Nakahara
Executive Vice President,
Chief Representative for China,
(Concurrently)
President, Mitsubishi Corporation
China Co., Ltd.
(Concurrently)
General Manager, Beijing office

Kazumi Yoshimura
Senior Vice President,
Chairman & Managing Director,
Mitsubishi Corporation India Pvt. Ltd.,
(Concurrently)
General Manager,
Mitsubishi Corporation India Pvt. Ltd.,
Kolkata Branch Office,
(Concurrently)
General Manager,
Mitsubishi Corporation India Pvt. Ltd.,
Mumbai Branch Office

Motonobu Teramura
Senior Vice President,
General Manager,
Jakarta Representative Office

Tsuneo Iyobe
Senior Vice President,
President & CEO,
Mitsubishi Corporation (Korea) Ltd.

Jun Yanai
Senior Vice President,
Division COO,
Petroleum Business Division

Shosuke Yasuda
Senior Vice President,
Division COO,
Functional Chemicals Division

Osamu Komiya
Senior Vice President,
Division COO, Ship, Aerospace &
Transportation Systems Division

Nobuaki Kojima
Senior Vice President,
General Manager, Innovation Center,
(Concurrently)
Division COO, New Energy &
Environment Business Division

Akira Fujii
Senior Vice President,
Division COO,
Foods (Commodity) Division

Seiei Ono
Senior Vice President,
General Manager, Corporate
Planning Department

Takahisa Miyauchi
Senior Vice President,
Division COO,
Commodity Chemicals Division

Jun Kinukawa
Senior Vice President,
Division COO,
Ferrous Raw Materials Division

Tetsuro Kuwabara
Senior Vice President,
Officer for E & P,
Energy Business Group

Masayuki Mizuno
Senior Vice President,
Division COO,
Natural Gas Business Division A

Hiroyuki Tarumi
Senior Vice President,
EVP, Mitsubishi International
Corporation,
(Concurrently)
SVP, Group Head for Metals,
Mitsubishi International Corporation

Seiji Shiraki
Senior Vice President,
Division COO, Plant & Industrial
Machinery Business Division

Sumio Ariyoshi
Senior Vice President,
Division COO,
Human Care Business Division

Tetsuro Terada
Senior Vice President,
General Manager,
Metals Group CEO Office

Minoru Takei
Senior Vice President,
President, Mitsubishi Corporation
Financial & Management Services
(Japan) Ltd.

Jun Ikeda
Senior Vice President,
Division COO, Advanced Sciences &
Technologies Division

Tetsuo Nishiumi
Senior Vice President,
Division COO,
Natural Gas Business Division B

Chikara, Yamaguchi
Senior Vice President,
Deputy Chief Representative for China,
(Concurrently)
President, Mitsubishi Corporation
Shanghai Limited,
(Concurrently)
General Manager, Shanghai Office

Hironobu Abe
Senior Vice President,
Deputy General Manager,
Kansai Branch,
(Concurrently)
General Manager, Chugoku Branch

Tomohiro Kadokura
Senior Vice President,
Division COO,
Steel Business Division

Ichiro Ando
Senior Vice President,
Controller

Shigeki Kusaka
Senior Vice President,
IT Frontier Corp. (Representative
Director, Executive Vice President)

Michio Kaga
Senior Vice President,
Deputy Division COO,
Life Style Division

Kiyoshi Fujimura
Senior Vice President,
Chief Information Officer,
Chief Information Security Officer,
(Concurrently)
Senior Assistant to BPI and
Internal Control

* Represents members of the Board

Corporate Section

General Information

Share Data

(1) Authorized share capital: 2,500,000,000 shares of common stock

(2) Number of shares issued and number of shareholders as of March 31, 2007

	Number of shares issued	Number of shareholders
As of March 31, 2006	1,687,347,445	158,521
Change	2,555,451	30,404
As of March 31, 2007	1,689,902,896	188,925

Note: The increase in the number of shares issued is due to the exercise of stock acquisition rights in the fiscal year under review.

(3) The company decided to reduce its Unit Stock from 1,000 shares to 100 shares on September 1, 2004.

Principal Shareholders

	Shareholding (Rounded down to the nearest thousand shares)	
Name	Number of shares (thousands)	Shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	120,184	7.11
Tokio Marine & Nichido Fire Insurance Co., Ltd.	93,167	5.51
Japan Trustee Services Bank, Ltd. (Trust Account)	78,763	4.66
Meiji Yasuda Life Insurance Company	72,052	4.26
Mitsubishi Heavy Industries, Ltd.	48,920	2.89
Mitsubishi UFJ Securities Co., Ltd.	45,270	2.67
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	42,701	2.52
State Street Bank and Trust Company	35,446	2.09
State Street Bank and Trust Company 505103	24,636	1.45
The Nomura Trust and Banking Co., Ltd. (Pension Benefit Trust Account, Mitsubishi UFJ Trust and Banking Corporation)	22,088	1.30

Number of Shareholders



(number of shareholders)
190,000
65,000
60,000
55,000
50,000
53,818
54,394
59,197
61,448
60,605
54,943
57,334
54,322
65,298
158,521
188,925
97.3
98.3
99.3
00.3
01.3
02.3
03.3
04.3
05.3
06.3
07.3

Shareholder Composition



Public sector
Financial institutions
Securities companies
Other companies
Foreign companies and individuals
Individuals and others
FY07
40.0%
4.7%
11.7%
32.2%
11.3%
0.0%
FY02
58.5%
0.2%
13.1%
19.6%
8.7%
0.0%
FY97
62.5%
18.8%
9.9%
8.6%
0.0%
0.2%

(One Unit Stock)

	Public sector	Financial institutions	Securities companies	Other companies	Foreign companies and individuals	Individuals and others	Total
Fiscal 2007	2	6,750,244	802,078	1,981,313	5,443,376	1,915,876	16,892,889
Fiscal 2002	0	911,404	3,272	203,709	304,998	135,874	1,559,257
Fiscal 1997	0	974,425	2,408	292,629	155,021	133,618	1,558,101

Note: Figures for fiscal 2007 represent Unit Stock (tangen), with 1 tangen equaling 100 shares.

Stock Price Range and Trading Volume



(yen)
3,000
2,000
1,000
0
(thousand shares)
3,000,000
2,250,000
1,500,000
750,000
03.3
04.3
05.3
06.3
07.3
Stock Price
Trading Volume

	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007
Trading volume (thousand shares)	1,234,324	1,313,535	1,493,690	1,778,788	2,562,875
High (yen)	1,069	1,245	1,490	2,850	2,940
Low (yen)	690	678	936	1,313	1,984

Note: The stock price range and trading volume are based on stock prices and volumes, respectively, on the Tokyo Stock Exchange (First Section).

Stock Acquisition Rights

(1) Stock Options

Fiscal Year Granted	August 7, 2000	August 1, 2001	August 15, 2002	August 15, 2003	August 13, 2004	August 10, 2005	August 10, 2006
Number of stock acquisition rights	60	746	383	830	1,022	12,790	13,600
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	60,000 shares of Mitsubishi Corporation's common stock	746,000 shares of Mitsubishi Corporation's common stock	383,000 shares of Mitsubishi Corporation's common stock	830,000 shares of Mitsubishi Corporation's common stock	1,022,000 shares of Mitsubishi Corporation's common stock	1,279,000 shares of Mitsubishi Corporation's common stock	1,360,000 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥903	¥1,002	¥809	¥958	¥1,090	¥1,691	¥2,435
Exercise period	From June 30, 2002 through June 29, 2010	From June 29, 2003 through June 28, 2011	From June 28, 2004 through June 27, 2012	From June 28, 2005 through June 27, 2013	From June 25, 2006 through June 24, 2014	From June 25, 2007 through June 24, 2015	From July 22, 2008 through June 27, 2016

Notes: 1. The Exercise Price may be adjusted in accordance with terms specified at the time of issue.
2. The "Number of stock acquisition rights" is the number remaining as of March 31, 2007.
3. The number of shares to be issued per stock acquisition right with regard to stock options from 2005 is 100 shares.

(2) Stock Options for a Stock-Linked Compensation Plan

Fiscal Year Granted	August 10, 2005	April 28, 2006	August 10, 2006	August 6, 2007
Number of stock acquisition rights	2,998	138	1,660	3,676
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	299,800 shares of Mitsubishi Corporation's common stock	13,800 shares of Mitsubishi Corporation's common stock	166,000 shares of Mitsubishi Corporation's common stock	367,600 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥1	¥1	¥1	¥1
Exercise period	August 11, 2005 to June 24, 2035	April 29, 2006 to June 24, 2035	August 11, 2006 to June 27, 2036	August 7, 2007 to June 26, 2037

Notes: 1. Regarding grants in 2005 and 2006, eligible persons may exercise their stock acquisition rights, provided this is done within 10 years from the day after losing their position as either a director or executive officer of the Company. Regarding 2007 grants, eligible persons may exercise their stock acquisition rights from the earlier of June 27, 2009 or the day after losing their position as either a director, executive officer or senior vice president ("riji") of the Company. However, if 10 years have passed from the day after losing their position as either a director, executive officer or senior vice president ("riji") of the Company, they cannot exercise such rights.
2. The "Number of stock acquisition rights" granted in 2005 and 2006 is the number remaining as of March 31, 2007.

(3) Stock Acquisition Rights of Bonds With Acquisition Rights
Yen-Denominated Zero Interest Convertible Bonds With Acquisition Rights Due 2011

Issue date	June 17, 2002
Number of stock acquisition rights	1,310
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	5,513,468 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Conversion Price)	¥1,188
Exercise period	From July 1, 2002 through June 3, 2011

Notes: 1. The Conversion Price may be adjusted in accordance with terms specified at the time of issue.
2. The "Number of stock acquisition rights" is the number remaining as of March 31, 2007.

Directors' and Corporate Auditors' Shareholdings

Title	Name	Number of shares held (thousands)	Title	Name	Number of shares held (thousands)
Chairman of the Board	Mikio Sasaki	118	Director	Ken Kobayashi	19
President, Chief Executive Officer	Yorihiko Kojima	80	Director	Hideyuki Nabeshima	20
Director	Yukio Ueno	52	Director	Takashi Nishioka	6
Director	Takeshi Inoue	50	Director	Tamotsu Nomakuchi	3
Director	Ichiro Mizuno	57	Director	Tatsuo Arima	12
Director	Hisanori Yoshimura	55	Director	Tomio Tsutsumi	8
Director	Yoshikuni Kanai	49	Director	Kunio Ito	–
Director	Hajime Katsumura	37	Senior Corporate Auditor	Yuzo Shinkai	29
Director	Masatoshi Nishizawa	28	Corporate Auditor	Shigemitsu Miki	–
Director	Mutsumi Kotsuka	46	Corporate Auditor	Koukei Higuchi	3
Director	Koichi Komatsu	28	Corporate Auditor	Shigeru Nakajima	–
Director	Masaaki Seita	29	Corporate Auditor	Eiji Oshima	5
Director	Yoshiaki Katayama	35			

Note: The number of shares held is as of June 26, 2007. Shares have been rounded down to the nearest thousand shares.

General Meeting of Shareholders

The ordinary general meeting of the company's shareholders is convened in June each year. An extraordinary general meeting of shareholders is immediately convened whenever necessary.

Dividends

(1) Record date for payment of final dividend: March 31
(2) Record date for payment of interim cash dividend: September 30
(3) The company is not obliged to pay any final or interim dividends unclaimed for a period of three years after the date on which they are first made available by the company.

Handling of Shares

Regarding the handling of shares, including entry of a transfer in the register of shareholders, and the purchase and additional purchase by the company of fractional shares of less than One Unit Stock, please contact the company's transfer agent, Mitsubishi UFJ Trust and Banking Corporation. Non-resident shareholders are required to appoint a standing proxy in Japan for the purpose of communicating with the company.

(1) Postal Address / Telephone Number
Mitsubishi UFJ Trust and Banking Corporation
Stock Transfer Agency Department
10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081, Japan
Telephone: 0120-232-711 (within Japan)
(2) Request for Change of Address and Other Forms
Telephone: 0120-244-479 (within Japan)

IR Site

Mitsubishi Corporation makes investor information available on its website. Please use the following URLs.

(English)
http://www.mitsubishicorp.com/en/ir/
(Japanese)
http://www.mitsubishicorp.com/jp/ir/

P.T. Dipo Star Finance (Indonesia)	85.00	Automobile finance
P.T. KRAMA YUDHA TIGA BERLIAN MOTORS (Indonesia)	50.00	Distribution of automobiles
P.T. TIGA BERLIAN AUTO FINANCE (Indonesia)	85.00	Automobile finance
PETRO DIA I S.A. (Panama)	100.00	Ship finance
PETRO DIA TWO S.A. (Panama)	100.00	Ship finance
□ PORT SOUTH AIRCRAFT LEASING CO., LTD. (Japan)	100.00	Aircraft leasing and finance
□ SKYPORT SERVICE (Japan)	100.00	Airport ground-handling services
Spitalgate Dealer Services Ltd. (U.K.)	51.00	Automobile finance
SUN SYMPHONY S.A. (Panama)	100.00	Ship finance
THAI AUTO SALES COMPANY LIMITED (Thailand)	93.50	Automobile finance
Tri Petch Isuzu Sales Co., Ltd. (Thailand)	88.73	Importing and distribution of automobiles
□ TRM AIRCRAFT LEASING CO., LTD. (Japan)	100.00	Aircraft leasing and finance
□ YEBISU LIMITED (Cayman Islands, British West Indies)	100.00	Aircraft leasing and finance
□ ZONNET AVIATION FINANCIAL SERVICES CO., LTD. (Japan)	100.00	Aircraft leasing and finance
<Equity-method affiliates>		
ELECTRICIDAD AGUILA DE ALTAMIRA, S DE R. L. DE C. V. (Mexico)	49.00	Independent power producer
ELECTRICIDAD AGUILA DE TUXPAN, S DE R.L. DE C.V. (Mexico)	50.00	Independent power producer
Isuzu Engine Manufacturing Co., (Thailand) Ltd. (Thailand)	15.00	Manufacturing of automotive engines
Isuzu Motors Co., (Thailand) Ltd. (Thailand)	27.50	Manufacturing of automobiles
KUALAPURA (M) SDN. BHD. (Malaysia)	25.00	Automobile-related holding company
Mitsubishi Motors de Portugal, S.A. (Portugal)	50.00	Distribution of automobiles
OneEnergy Limited (Cayman Islands, British West Indies)	50.00	Independent power producer
P.T. Mitsubishi Krama Yudha Motors and Manufacturing (Indonesia)	49.50	Manufacturing and distribution of automobile engines and sheet metal parts
The Colt Car Company Ltd. (U.K.)	49.00	Distribution of automobiles
Space Communications Corporation (Japan)	28.41	Telecommunications services and domestic broadcasting services
Vina Star Motors Corporation (Vietnam)	25.00	Automobile assembly and distribution
ZAO CARNET 2000 (Russia)	40.00	Distribution of automobiles

** Due to organizational restructuring on April 1, 2007, □ was transferred to the Industrial Finance, Logistics & Development Group*

Chemicals Group

COMPANY NAME	VOTING RIGHTS (%)	MAIN BUSINESS
<Subsidiaries>		
ARSH, Inc. (U.S.A.)	100.00	Holding company for chemicals businesses
Chuo Kasei Co., Ltd. (Japan)	100.00	Manufacturing and marketing of chemical products
Fujisangyo Co., Ltd. (Japan)	96.93	Buying and selling of synthetic resins and chemical products
KIBIKASEI CO., LTD. (Japan)	96.55	Wholesale and trading of synthetic resin raw materials and products made from these materials as well as industrial chemicals
Kohjin Co., Ltd. (Japan)	73.09	Manufacturing of specialty papers, plastic films, biochemicals and fine chemicals
MC Life Science Ventures, Inc. (U.S.A.)	100.00	Corporate venture capital and business incubation
MITENI S.p.A. (Italy)	91.11	Manufacturing of fluorochemicals
Mitsubishi Shoji Chemical Corp. (Japan)	100.00	Marketing of solvents, coating resins, flame retardants and monomers
Mitsubishi Shoji Plastics Corp. (Japan)	100.00	Marketing of synthetic raw materials and plastics
Towa Chemical Industry Co., Ltd. (Japan)	79.62	Manufacturing and marketing of sugar alcohol
<Equity-method affiliates>		
Aromatics Malaysia Sdn. Bhd. (Malaysia)	30.00	Manufacturing and marketing of benzene and paraxylene
Exportadora de Sal, S.A. de C.V. (Mexico)	49.00	Manufacturing of solar salt
Meiwa Corporation (Japan)	32.94	Trading company
Metanol de Oriente, METOR, S.A. (Venezuela)	25.00	Manufacturing and marketing of methanol
Nippon Resibon Corporation (Japan)	20.05	Grinding wheels, coated abrasive products, machinery and tools, materials and other businesses
PT. Kaltim Parna Industri (Indonesia)	50.00	Manufacturing of ammonia
SPDC Ltd. (Japan)	21.09	Investment and petroleum and petrochemicals-related businesses

Living Essentials Group

COMPANY NAME	VOTING RIGHTS (%)	MAIN BUSINESS
<Subsidiaries>		
AGREX, Inc. (U.S.A.)	100.00	Storage and marketing of grain
Alpac Forest Products Inc. (Canada)	70.00	Manufacturing and sales of wood pulp
Alpac Pulp Sales Inc. (Canada)	100.00	Sales of wood pulp
California Oils Corporation (U.S.A.)	100.00	Manufacturing and sales of specialty vegetable oils and fats
Cape Flattery Silica Mines Pty., Ltd. (Australia)	100.00	Mining and sales of silica sand
Dai-Nippon Meiji Sugar Co., Ltd. (Japan)	100.00	Manufacturing and wholesale of sugar products
Food Service Network Co., Ltd. (Japan)	100.00	Food wholesaling business for convenience stores
Foodlink Corporation (Japan)	74.39	Sale of meat and meat products
Green Houser Co., Ltd. (Japan)	100.00	Sales of wood products, construction materials and housing equipment
Indiana Packers Corporation (U.S.A.)	80.00	Processing and sales of pork
Life Gear Corporation (Japan)	100.00	Sales and marketing of footwear

MC Beverage Foods Co., Ltd. (Japan)	100.00	Manufacturing and sales of beverage and canned foods
MC Knit Corporation (Japan)	100.00	Manufacturing and marketing of knitwear and wholesale of yarn for knitwear
M.C. Textile Co., Ltd. (Japan)	100.00	Marketing and sales of textiles
Meidi-ya Corporation (Japan)	51.00	Wholesale of food products
Mitsubishi Shoji Construction Materials Corporation (Japan)	100.00	Marketing of construction materials and construction work
Mitsubishi Shoji Packaging Corporation (Japan)	88.22	Marketing of packaging materials and paper, kraft liner boards, and cardboard as well as import and export of paper and paperboard
MRS Corporation (Japan)	100.00	Operation of ultra-low temperature transport vessels
Murakawa Corporation (Japan)	70.00	Importing and wholesale of cheese
Princes Limited (U.K.)	100.00	Manufacturing of food products and soft drinks
Riverina (Australia) Pty., Ltd. (Australia)	100.00	Marketing of grains and manufacturing of animal feed and its marketing
RYOSHOKU LIMITED (Japan)	50.24	Wholesale of food products
San-Esu Inc. (Japan)	91.93	Wholesale of confectionery and bread products
Sanyo Foods Co., Ltd. (Japan)	100.00	Manufacturing and sales of food products
TH FOODS, Inc. (U.S.A.)	53.16	Manufacturing of rice crackers
TOSHO Co., Ltd. (Japan)	100.00	Wholesale of pet food and pet care products
Toyo Reizo Co., Ltd. (Japan)	80.82	Processing and sales of marine products
Tredia Fashion Co., Ltd. (China)	100.00	Sales and production control of textile products
<Equity-method affiliates>		
Atunes De Levante, S.A. (Spain)	49.00	Farming of tuna
Coca-Cola Central Japan Co., Ltd. (Japan)	22.73	Manufacturing and sales of soft drinks
Ensuiko Sugar Refining Co., Ltd. (Japan)	31.26	Manufacturing and wholesale of sugar products
Hokkaido Sugar Co., Ltd. (Japan)	27.16	Manufacturing of beet sugar
Hokuetsu Paper Mills, Ltd. (Japan)	24.45	Manufacturing, processing and sales of paper and pulp
Kadoya Sesame Mills, Inc. (Japan)	22.34	Manufacturing and sales of sesame oil and sesame
Kentucky Fried Chicken Japan Ltd. (Japan)	31.53	Fast-food restaurant chain and home-delivery pizza stores
Kirin MC Danone Waters Co., Ltd. (Japan)	24.00	Manufacturing and sales of bottled mineral water
Maruichi Co., Inc. (Japan)	20.10	Wholesale of food products
LAWSON, INC. (Japan)	31.03	Franchise chain of LAWSON convenience stores
Life Corporation (Japan)	21.09	Supermarket chain stores
Matsutani Chemical Industry Co., Ltd. (Japan)	30.00	Processing of starch
MCC Development Corporation (U.S.A.)	30.00	Holding company of ready-mixed concrete companies
Mitsubishi Cement Corporation (U.S.A.)	28.71	Manufacturing and marketing of cement
Nihon Shokuhin Kako Co., Ltd. (Japan)	39.91	Manufacturing of corn starch and related processed products
Nitto Fuji Flour Milling Co., Ltd. (Japan)	35.89	Flour miller
Nosan Corporation (Japan)	22.18	Manufacturing and marketing of animal feed; stockbreeding and marine farming and sales
The Nisshin OilliO Group, Ltd. (Japan)	16.80	Oils and meal, healthy foods and fine chemicals businesses
TOYO TYRE & RUBBER AUSTRALIA LIMITED (Australia)	25.60	Importing and sales of tyres

Corporate Staff Section

COMPANY NAME	VOTING RIGHTS (%)	MAIN BUSINESS
<Subsidiaries>		
Business Trip International Inc. (Japan)	100.00	Travel agency
Human Link Corporation (Japan)	100.00	Personnel operation outsourcing services and consulting
MC Finance & Consulting Asia PTE. LTD. (Singapore)	100.00	Professional services
MC Facilities Co., Ltd. (Japan)	100.00	Office building management and operation services
Mitsubishi Corporation Finance Plc (U.K.)	100.00	Treasury services
Mitsubishi Corporation Financial & Management Services (Japan) Ltd. (Japan)	100.00	Accounting, financial and foreign exchange services, credit control and management consulting
RED DIAMOND PARTNERS, LP (U.S.A.)	99.00	Investment fund
<Equity-method affiliates>		
□ Frontier Carbon Corporation (Japan)	39.24	Production and sales of fullerenes

** Due to organizational restructuring on April 1, 2007, □ was transferred to the Business Innovation Group*

Main Regional Subsidiaries

COMPANY NAME	VOTING RIGHTS (%)	MAIN BUSINESS
<Subsidiaries>		
Mitsubishi Corporation International N.V.	100.00	Holding company for European subsidiaries
Mitsubishi Australia Limited	100.00	Trading
Mitsubishi Corporation (Hong Kong) Ltd.	100.00	Trading
Mitsubishi Corporation (UK) PLC	100.00	Trading
Mitsubishi Corporation (Korea) Ltd.	100.00	Trading
Mitsubishi International Corporation	100.00	Trading
Mitsubishi International G.m.b.H.	100.00	Trading
Mitsubishi Corporation (Taiwan) Ltd.	100.00	Trading
Thai MC Company Limited	65.80	Trading

Note: Consolidated subsidiaries consist of all majority-owned (over 50%) domestic and foreign companies. Affiliated companies consist of companies owned 20% to 50%, certain companies owned less than 20% over which MC exerts significant influence and corporate joint ventures. Investments in affiliated companies are accounted for by the equity method.

Financial Section

CFO Message

The Three Corporate Principles and the Corporate Standards of Conduct, the cornerstones of our corporate philosophy, underpin our system for ensuring the fairness of financial information. These are the basis upon which we have established internal regulations and ensure that all employees comply with these regulations. Furthermore, we have made public a Corporate Disclosure Policy that prescribes our basic position with respect to the release of significant information in accordance with laws such as the Securities and Exchange Law and the Companies Act in Japan and regulations of the Tokyo Stock Exchange.

Furthermore, we maintain an effective framework for deciding on important management issues. Such issues are first discussed and decisions are reached by the Executive Committee, MC's highest-ranking decision-making body of executive officers, and then passed on to the Board of Directors for a final resolution. Moreover, the status of business execution and other important management information is reported to the Executive Committee and the Board of Directors. Regarding business processes and the status of management, the Internal Audit Dept. and internal audit organizations of individual business groups and overseas offices conduct internal audits, including of affiliated companies. The results of each internal audit are reported to the president, corporate auditors and other concerned parties as well as to the Board of Directors and Executive Committee.

Based on this internal framework, we have clarified the division of duties and responsibilities for preparing financial information. Accounting procedures are performed in accordance with internal regulations based on the maintenance of an adequate administrative system in each responsible division.

Since fiscal 2005, MC has had a Disclosure Committee, made up of representatives from internal departments associated with the preparation of financial reports. This committee, which I chair, evaluated the information contained in the financial section of this annual report for the year ended March 31, 2007 and confirmed that the content is adequate. Regarding the consolidated financial statements included in this annual report, we received an unqualified audit report from the independent auditors following a strict external audit.

Management is responsible for establishing adequate systems of internal control and financial reporting as above.





Ichiro Mizuno
Senior Executive Vice President
Chief Financial Officer
Mitsubishi Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Results of Operations

In fiscal 2007, the global economy strengthened as a whole on the back of ongoing economic expansion in industrialized nations and continued high growth in China, India and certain other countries. Natural resource and energy prices, which had been rising since last fiscal year, had generally settled back by the end of the fiscal 2007 interim period.

In the U.S., although there was a sharp drop-off in housing investment, the economy continued to expand as a whole, backed by consistent growth in consumer spending and strength in the corporate sector. However, there was a slight slowdown in the pace of growth in the second half of the fiscal year. Meanwhile, EU nations experienced healthy growth led by domestic demand, with economic recovery evident in major countries, particularly Germany, the UK and France.

In China, high growth remained the order of the day as exports and investment continued to increase sharply and consumer spending was strong. Other Asian countries also saw their economies expand, led by robust domestic demand and exports.

The Japanese economy also continued to expand steadily. Underpinning this expansion were export growth driven by a strong world economy, increased levels of capital expenditure fueled by higher corporate earnings, and an upturn in consumer spending, which had previously lagged.

Against this economic backdrop, we recorded consolidated net income of ¥415.9 billion in fiscal 2007, bettering our record performance in fiscal 2006, on the back of another year of strong commodity prices. Under our INNOVATION 2007 medium-term management plan, which we updated in May 2006, we set the goal of raising net income to at least ¥400 billion in the plan's "jump" period, beginning on April 1, 2008. With our performance in fiscal 2007, we achieved this goal in the first year of the "step" period.

By segment, the Metals group delivered a 38% year-on-year increase in net income to ¥186.8 billion due to soaring prices for metal resources and strong results in steel products. The Metals group accounted for approximately 45% of consolidated net income. Three business groups, New Business Initiative, Energy Business and Living Essentials, reported lower earnings, while the Machinery and Chemicals groups saw net income rise to all-time highs.

Core earnings* in fiscal 2007 were also a record, increasing ¥142.1 billion year on year to ¥679.5 billion. Another noteworthy feature of the past fiscal year was that shareholders' equity rose to ¥2,950.9 billion, as it closed in on the ¥3 trillion level.

*Operating income (before the deduction of provision for doubtful receivables) + Interest expense (net of interest income) + Dividend income + Equity in earnings of affiliated companies

Core Earnings

	Millions of Yen				
	2003	2004	2005	2006	**2007**
Gross profit — SG&A expenses	¥123,188	¥137,959	¥192,741	¥354,702	**¥413,395**
Interest expense (net of interest income)	(13,984)	(10,642)	(1,710)	(4,435)	**(14,263)**
Dividend income	28,145	28,117	42,402	68,135	**133,506**
Equity in earnings of affiliated companies	44,878	56,464	97,095	119,008	**146,858**
Core earnings	¥182,227	¥211,898	¥330,528	¥537,410	**¥679,496**

Fiscal 2007 vs. Fiscal 2006

1) Total Revenues

Consolidated total revenues were ¥5,086.8 billion, up ¥259.9 billion, or 5.4%, year on year, due to a ¥220.9 billion, or 5.3%, rise in revenues from trading, manufacturing and other activities and a ¥39.0 billion, or 5.7%, increase in trading margins and commissions on trading transactions. The increase in revenues from trading, manufacturing and other activities was attributable primarily to growth at resource- and automotive-related subsidiaries.

2) Gross Profit

Gross profit increased ¥96.6 billion, or 9.2%, to a record ¥1,148.1 billion. This growth reflected strong performances at natural resource-related subsidiaries due to higher coking coal and crude oil prices and the consolidation of an overseas automotive-related company, in addition to highly favorable food-related transactions at Mitsubishi Corporation and domestic subsidiaries.

3) Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses rose ¥37.9 billion, or 5.4%, to ¥734.7 billion, despite lower

personnel and facility expenses at Mitsubishi Corporation. The increase in SG&A expenses was the result of new consolidations at a U.S. regional subsidiary, the consolidation of a European automotive-related company and higher costs accompanying the commencement of operations at a distribution center run by a food-related subsidiary.

4) Provision for Doubtful Receivables

Provision for doubtful receivables was ¥1.3 billion, ¥3.5 billion less than the ¥4.8 billion recorded in fiscal 2006.

5) Interest Expense (net of interest income)

Net interest expense was ¥14.3 billion, ¥9.8 billion higher year on year, the result mainly of an increase in interest expenses at Mitsubishi Corporation and subsidiaries due to higher interest rates on borrowed funds.

6) Dividend Income

Dividend income rose sharply to ¥133.5 billion, a ¥65.4 billion, or 95.9%, increase from fiscal 2006. This was the result of a large increase in dividends due to strong performances at resource-related companies consistent with increase in the prices of crude oil and non-ferrous metals.

7) Gain on Marketable Securities and Investments—Net

In fiscal 2007, we recorded a net gain of ¥86.8 billion, up ¥35.5 billion from ¥51.3 billion in fiscal 2006. The largest contributor was a ¥43.8 billion gain on the sale of Diamond City Co., Ltd. shares.

8) Loss on Property and Equipment—Net

We recorded a net loss on property and equipment of ¥7.6 billion, ¥5.5 billion more than the ¥2.1 billion net loss recorded in fiscal 2006. The main reason for this increased loss was impairment losses on property and equipment at overseas subsidiaries.

9) Other Expense (Income)—Net

We posted other expense—net of ¥15.0 billion, compared with other income—net of ¥15.6 billion in fiscal 2006. The ¥30.6 billion change was primarily the result of higher foreign exchange losses at overseas subsidiaries.

10) Income From Consolidated Operations Before Income Taxes

Income from consolidated operations before income taxes climbed ¥117.2 billion, or 24.5%, to ¥595.5 billion, despite SG&A, net interest expense, higher net loss on property and equipment—net and other expense—net. In addition to increased gross profit, this result reflected a rise in dividend income and a higher gain on marketable securities and investments—net.

11) Income Taxes

Income taxes increased ¥69.1 billion from fiscal 2006 in line with the increase in income from consolidated operations before income taxes and increased taxes due to additional dividend payments from subsidiaries. The effective tax rate was up slightly from the previous fiscal year to approximately 47%.

12) Minority Interests in Income of Consolidated Subsidiaries

Minority interests in income of consolidated subsidiaries rose ¥10.1 billion year on year to ¥45.4 billion, the result of higher earnings at Metal One Corporation, JECO Corporation and other subsidiaries.

Dividend Income, Equity in Earnings of Affiliated Companies, Interest Expense (net of interest income)

	Billions of Yen		
	2005	2006	**2007**
Interest expense (net of interest income)	¥ (1.7)	¥ (4.4)	**¥ (14.3)**
Dividend income	42.4	68.1	**133.5**
Equity in earnings of affiliated companies	97.1	119.0	**146.9**

13) Equity in Earnings of Affiliated Companies

Equity in earnings of affiliated companies rose ¥27.9 billion, or 23.4%, to ¥146.9 billion. This was mainly attributable to higher earnings at equity-method affiliates involved in LNG, petrochemical products and other areas due to strong commodities markets.

14) Net Income

Net income climbed ¥65.9 billion, or 18.8%, to a high of ¥415.9 billion, as we bettered the record result we posted in fiscal 2006. ROE decreased slightly from 18.0% to 15.6%.

Net Income per Share (Diluted EPS), Cash Dividends, Price Earnings Ratio (PER)

	2005	2006	**2007**
Diluted EPS (yen)	¥107.58	¥205.62	**¥245.18**
Cash dividends (yen)	18.00	35.00	**46.00**
ROE (%)	13.4%	18.0%	**15.6%**
PER (high) (times)	13.9	13.7	**12.0**
PER (low) (times)	8.7	6.4	**8.1**

Fiscal 2006 vs. Fiscal 2005

1) Gross Profit

Gross profit increased ¥173.7 billion, or 19.8%, to ¥1,051.5 billion. This was partly a reflection of strong performances at resource-related subsidiaries due to rising coking coal and crude oil prices. A major component of this growth was a nearly four-fold increase from fiscal 2005 in the gross profit of Australian coking coal subsidiary Mitsubishi Development Pty. Ltd. (MDP). Other factors included a solid performance in overseas automobile operations and expansion in food-related businesses.

2) Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses edged up ¥11.8 billion, or 1.7%, to ¥696.8 billion, despite the absence of the settlement expenses associated with the transfer of the Substitutional Portion of the Employees' Pension Fund that were recorded at Mitsubishi Corporation in the previous fiscal year. This result was mainly due to the inclusion of a newly consolidated food-related subsidiary.

3) Provision for Doubtful Receivables

Provision for doubtful receivables was ¥4.8 billion, ¥4.6 billion less than the ¥9.4 billion recorded in fiscal 2005. The improvement was mainly due to a gain on the reversal of reserves in line with the collection of certain receivables at subsidiaries.

4) Interest Expense (net of interest income)

Net interest expense was ¥4.4 billion, up ¥2.7 billion on fiscal 2005, the result mainly of an increase in interest expenses on U.S. dollar-denominated borrowings due to a rise in the U.S. dollar interest rate.

5) Dividend Income

Dividend income rose sharply to ¥68.1 billion, a ¥25.7 billion, or 60.6%, increase from fiscal 2005. This was the result of a large increase in dividends due to strong performances at resource-related companies in line with rises in the prices of crude oil and non-ferrous metals.

6) Gain (Loss) on Marketable Securities and Investments—Net

In fiscal 2006, we recorded a net gain of ¥51.3 billion. This was a substantial improvement of ¥115.1 billion on the ¥63.8 billion net loss in this line item recorded in fiscal 2005 when we recognized an impairment loss on common shares held in Mitsubishi Motors Corporation (MMC) and a goodwill impairment loss on our investment in LAWSON, INC. The improvement also reflected gains on sales of listed and unlisted shares.

7) Loss (Gain) on Property and Equipment—Net

We recorded a loss on property and equipment—net of ¥2.1 billion, a change of ¥10.4 billion from the ¥8.3 billion gain in fiscal 2005 when Mitsubishi Corporation recorded a large gain on the sale and lease back of parent company-owned sections of the Shinagawa Mitsubishi Building. Impairment losses were also recorded on land, buildings and other assets at subsidiaries in fiscal 2006.

8) Other Income—Net

We posted other income—net of ¥15.6 billion, ¥25.6 billion less than the ¥41.2 billion result in fiscal 2005 when we recorded gains at Mitsubishi Corporation and subsidiaries from the government subsidy on the transfer of the Substitutional Portion of the Employees' Pension Fund.

9) Income From Consolidated Operations Before Income Taxes

Income from consolidated operations before income taxes climbed ¥268.6 billion, or 128.0%, year on year to ¥478.4 billion, despite an increase in net interest expense, a loss on property and equipment—net and a decline in other income—net. In addition to the increase in gross profit, this result reflected a rise in dividend income and a marked improvement in the gain on marketable securities and investments—net.

10) Income Taxes

Income taxes increased ¥118.3 billion from fiscal 2005 due to the increase in income from consolidated operations before income taxes as well as tax assessments. Despite the increase in tax, the effective tax rate was largely unchanged at about 44% due to a decrease in the tax burden resulting from the write-off of Iraq trade receivables.

We provided allowances for tax assessments of ¥23.4 billion on transfer pricing of transactions for six fiscal years that ended in March 2005 between Mitsubishi Corporation and affiliated companies in Australia and of ¥8.6 billion on the prior year's reorganization of the legal structure of certain subsidiaries in Thailand. These amounts reflect the effect of an increase in tax benefits on foreign tax credits based on the tax assessments.

On June 1, 2006, we received an amended assessment from the Tokyo Regional Taxation Bureau on the prior year's reorganization of the legal structure of certain subsidiaries in Thailand.

On June 30, 2006, we received an amended assessment for the fiscal year ended March 2000 on transfer pricing of transactions between Mitsubishi Corporation and affiliated companies in Australia, even though the Tokyo Regional Taxation Bureau has a policy of assessing all six fiscal years.

According to the Tokyo Regional Taxation Bureau, the issue of assessments has been deferred, except for the fiscal year ended

March 31, 2000, which would be time barred, in consideration of the fact that the National Tax Agency of Japan will exchange information with the Australian Taxation Office based on the tax treaty between Japan and Australia. At present, the bureau has no intention that it will change its original policy of assessing all six fiscal years. The bureau plans to issue assessments for the remaining five fiscal years based on the statute of limitations for each year, if this process of exchanging information between the Japanese and Australian tax authorities becomes protracted.

We disagree with both of the bureau's tax assessments and are determined to respond appropriately, after reviewing the details of the assessment.

11) Minority Interests in Income of Consolidated Subsidiaries

Minority interests in income of consolidated subsidiaries was ¥35.3 billion, an increase of ¥4.5 billion from fiscal 2005. This reflected higher earnings at Metal One Corporation and other subsidiaries.

12) Equity in Earnings of Affiliated Companies

Equity in earnings of affiliated companies increased substantially to ¥119.0 billion, a ¥21.9 billion, or 22.6%, increase from fiscal 2005. This was mainly attributable to higher earnings at equity-method affiliates involved in LNG, iron ore, petrochemical products and other areas due to strong commodities markets.

13) Net Income

Net income soared ¥167.6 billion, or 91.9%, to ¥350.0 billion. ROE increased from 13.4% to 18.0%.

2. Fiscal 2007 Segment Information

1) New Business Initiative Group

The group posted net income of ¥12.2 billion, down ¥7.2 billion, or 37.1%, from the previous fiscal year, the result mainly of lower foreign currency-related gains at an overseas finance subsidiary and a decrease in gains from investment activities. However, subsidiaries engaged in information systems businesses, and affiliated companies involved with mobile phones and other businesses performed well.

2) Energy Business Group

The group posted net income of ¥74.0 billion, down slightly by ¥1.1 billion, or 1.4%, year on year. This result reflected an increase in development expenses accompanying progress with certain projects and the absence of gains on the sale of upstream interests recorded in the previous fiscal year. On the other hand, there was an increase in equity in earnings of companies engaged in the development and production of natural resources on the back of rising prices for crude oil and natural gas.

Gross Profit by Operating Segment (Year Ended March 31, 2007)


(¥ billion)
400
300
200
100
0
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials

Net Income by Operating Segment (Year Ended March 31, 2007)


(¥ billion)
200
150
100
50
0
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials

Total Assets and Return on Assets by Operating Segment
(As of March 31, 2007)


(¥ billion)
(%)
4,000
8
3,000
6
2,000
4
1,000
2
0
0
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials

Total Assets by Operating Segment (Left)
Return on Assets by Operating Segment (Right)

3) Metals Group

The group posted net income of ¥186.8 billion, up a sharp ¥51.0 billion, or 37.6%, from fiscal 2006. The main reasons for this much higher result were a marked increase in dividend income from copper-related business investees due to surging copper prices; higher equity in earnings of business investments engaged in aluminum-related businesses as the price of aluminum rose; and another strong performance continuing from the previous fiscal year from an Australian coking coal subsidiary. Continued robust market conditions at Metal One also contributed to the large increase in segment earnings.

4) Machinery Group

The group posted net income of ¥83.2 billion, up ¥12.9 billion, or 18.3%, from the previous fiscal year. Despite the absence of tax benefits relating to the write-off of Iraq trade receivables recorded in the previous fiscal year, large gains on the sale of Diamond City and Isuzu Motors Limited shares lifted segment net income as a whole.

5) Chemicals Group

The group posted net income of ¥20.0 billion, up a slight ¥0.4 billion, or 2.0%, from the previous fiscal year. While there was a larger impairment provision at a U.S. subsidiary, gross profit increased at the parent company on the back of continued growth from fiscal 2006 in markets, particularly for petrochemical products, and higher equity in earnings of Malaysian and Venezuelan petrochemical-related companies.

6) Living Essentials Group

The group posted net income of ¥48.3 billion, almost the same as the previous fiscal year's result. Although the parent company recorded higher earnings due to strong food transactions and the consolidation of companies involved in general merchandise boosted earnings, food-related subsidiaries saw earnings fall.

Performance of Consolidated Subsidiaries and Affiliates

	Billions of Yen		
	2005	2006	**2007**
Total profits	¥219.5	¥349.9	**¥417.6**
No. of companies reporting profits	394	443	**457**
Total losses	¥ (31.2)	¥ (17.8)	**¥ (30.4)**
No. of companies reporting losses	115	107	**116**
Percentage of profitable group companies (%) . .	77%	81%	**80%**

Geographic Information

1) Japan

Operating transactions rose ¥464.7 billion, or 3.0%, to ¥16,181.8 billion due to higher transactions at the parent company on rising commodities prices and the effect of new consolidations. Gross profit rose ¥19.3 billion, or 2.9%, to ¥695.1 billion, reflecting higher earnings at Mitsubishi Corporation and Metal One due to strong metals prices.

2) U.S.A.

Operating transactions climbed ¥424.7 billion, or 43.6%, to ¥1,398.0 billion due to higher transactions at overseas subsidiaries and petroleum-related subsidiaries. Gross profit increased ¥12.7 billion, or 23.3%, to ¥67.5 billion due mainly to increased metals-related transactions at overseas subsidiaries and the effect of new consolidations.

3) Other

Operating transactions increased ¥559.7 billion, or 23.5%, to ¥2,936.5 billion due primarily to higher metals-related transactions at subsidiaries in Europe and the impact of a weaker yen on the yen-conversion of results of Asian automotive-related subsidiaries. Gross profit increased ¥64.6 billion, or 20.1%, to ¥385.5 billion due mainly to a strong performance at an Australian coking coal business and the effect of new consolidations.

3. Fiscal 2006 Segment Information

Operating Segments

1) New Business Initiative Group

The New Business Initiative Group posted net income of ¥19.4 billion, up ¥7.1 billion, or 58.2%, from the previous fiscal year. This reflected capital gains from investment activities. In addition, earnings benefited from strong performances at overseas securities and fund investment subsidiaries, credit card and other finance affiliates, and affiliated companies engaged in insurance, healthcare, mobile phone sales and other businesses. Also contributing to higher segment earnings was the partial sale of a stake in an affiliated company following its initial public offering.

2) Energy Business Group

The Energy Business Group saw net income rise ¥29.2 billion, or 63.8%, to ¥75.1 billion. This reflected higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in natural resource development and production, the result of rising crude oil prices and

the accompanying increase in natural gas prices. In addition, gross profit increased due to strong fuel oil, LPG and other transactions at Mitsubishi Corporation. Furthermore, gross profit at resource sales companies increased due to rising prices for crude oil.

3) Metals Group

The Metals Group posted net income of ¥135.8 billion, almost three times the fiscal 2005 net income of ¥48.2 billion. This was mainly attributable to a substantial increase in earnings at MDP due to sharply higher coal prices. Furthermore, steel products subsidiary Metal One posted strong results due to the continuation from the previous year of robust market conditions. Higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in metal resources-related businesses, a reflection of soaring copper, aluminum and iron ore prices, also contributed to the large increase in segment earnings.

4) Machinery Group

The Machinery Group posted net income of ¥70.4 billion, up ¥15.0 billion, or 27.0%, from the previous fiscal year. Gross profit increased at Mitsubishi Corporation due to an increased volume of transactions in the housing development and plant businesses. In addition, taxes decreased because of the writeoff of Iraq trade receivables. Gains on the sales of marketable securities also contributed to the segment's higher earnings. Furthermore, earnings increased on shipping-related transactions due to buoyant maritime shipping market conditions. In North America, earnings growth was paced by a strong performance by IPP businesses.

5) Chemicals Group

The Chemicals Group posted net income of ¥19.6 billion, up ¥1.5 billion, or 8.2%, year on year. Mitsubishi Corporation's gross profit, mainly representing petrochemical products transactions, was largely unchanged from the previous year. Segment earnings as a whole were lifted by gains on the sales of marketable securities at Mitsubishi Corporation and other factors. Further, earnings growth was hampered by a decline in earnings mainly due to plant maintenance costs at an equity-method production affiliate in Malaysia.

6) Living Essentials Group

The Living Essentials Group posted net income of ¥48.6 billion, up ¥3.7 billion, or 8.3%, from fiscal 2005. Gross profit at Mitsubishi Corporation declined in food transactions. However, overall segment earnings rose due to the transfer of LAWSON-related operations from the New Business Initiative Group as well as to solid performances at food and general merchandise-related companies.

Geographic Information

1) Japan

Operating transactions rose ¥1,455.7 billion, or 10.2%, to ¥15,717.1 billion due to higher transactions at Metal One and the effect of consolidating a food-related company. Gross profit rose ¥39.2 billion, or 6.2%, to ¥675.8 billion mainly due to higher earnings on petroleum-related transactions at Mitsubishi Corporation, growth in earnings at Metal One on strong market conditions for steel products and the consolidation of a food-related subsidiary.

2) U.S.A.

Operating transactions rose ¥150.3 billion, or 18.3%, to ¥973.3 billion due to increased transactions at overseas subsidiaries and petroleum-related subsidiaries. Gross profit rose ¥5.8 billion, or 11.9%, to ¥54.7 billion.

3) Other

Operating transactions increased ¥328.5 billion, or 16.0%, to ¥2,376.8 billion due to higher vehicle sales at automotive-related subsidiaries in Asia and higher sales prices at Australian coal subsidiary MDP. Gross profit increased ¥128.7 billion, or 67.0%, to ¥321.0 billion due to higher earnings on rising sales prices at MDP and higher earnings on transactions at Asian automotive-related subsidiaries.

Note: "Operating transactions" is a voluntary disclosure solely for the convenience of Japanese investors (see Note 1 in the accompanying notes to the consolidated financial statements).

Performance of Main Consolidated Subsidiaries and Affiliates (Profits over ¥1.0 billion or losses over ¥0.5 billion)

Companies Reporting Profits

Group	Company Name	Share-holding (%)	Equity in Earnings (¥ billion)		Main Business
			FY2007	FY2006	
Domestic:					
Metals	JECO Corporation	70.00	26.0	6.7	Investment company for Menera Escondida Ltda. copper mines in Chile
Metals	Metal One Corporation	60.00	23.9	19.7	Steel products operations
Living Essentials	LAWSON, Inc.	31.03	6.5	7.0	Franchiser of LAWSON convenience store chain
Energy	MPDC Gabon Co., Ltd.	100.00	6.0	4.9	Exploration, development and production of oil in Gabon
Chemicals	Saudi Petroleum Development	21.09	5.2	5.2	Investment and marketing of petroleum and petroleum products
New Business Initiative	MS Communications Co., Ltd.	50.00	2.6	2.1	Sales of mobile communications services and handsets
New Business Initiative	Mitsubishi Corporation LT, Inc.	100.00	1.9	—	Total logistics services
Machinery	Nikken Corporation	63.76	1.8	2.2	Rental and sales of construction machinery and other equipment
Energy	Astomos Energy Corporation	49.00	1.5	—	Marketing and sales of LPG and LPG equipment
Metals	MC Resources Trade & Logistics	100.00	1.5	—	Trading of ferrous raw materials
Machinery	Mitsubishi Corporation Technos	100.00	1.2	0.8	Industrial machinery and equipment sales
New Business Initiative	IT Frontier Corporation	80.00	1.2	(0.6)	IT-related business solutions, etc.
Chemicals	Mitsubishi Shoji Plastics Corp.	100.00	1.2	1.3	Marketing of synthetic raw materials and plastics
Living Essentials	Mitsubishi Shoji Packaging Corporation	88.22	1.0	1.1	Marketing of packaging materials and paper
Overseas:					
Metals	Mitsubishi Development Pty. Ltd. (Australia)	100.00	108.1	97.5	Investment company for coal mining projects
Metals	MCA Metals Holding GmbH (Australia)	100.00	16.1	7.8	Investment company for MOZAL aluminum smelter
Energy	Diamond Gas Resources Pty., Ltd.	100.00	10.6	5.7	Sales of crude and condensate
Machinery	Tri Petch Isuzu Sales Co., Ltd. (Thailand)	88.73	7.1	9.3	Distribution of automobiles
Metals	Iron Ore Company of Canada (Canada)	26.18	7.1	6.8	Iron ore production and sales
Metals	M.C. Inversiones Limitada (Chile)	100.00	7.0	7.4	Investment company for Chilean iron ore mine
Metals	MC Copper Holdings B.V. (The Netherlands)	100.00	6.8	3.6	Investment company for Los Pelambres copper mine in Chile
Corporate	Mitsubishi International Corporation (U.S.A.)	100.00	6.4	3.3	Trading
Living Essentials	Princes Limited (U.K.)	100.00	5.0	4.0	Wholesale of food products
Machinery	Isuzu Operations (Thailand) Co., Ltd. (Thailand)	80.00	4.0	4.1	Distribution of automobiles
Corporate	Mitsubishi Corporation International N.V. (U.K.)	100.00	3.2	(0.6)	Trading
Chemicals	Metanol de Oriente, METOR, S.A. (Venezuela)	25.00	3.1	1.6	Manufacturing and marketing of methanol
Living Essentials	MCC Development Corporation (U.S.A.)	30.00	2.7	2.2	Holding company of ready-mixed concrete companies
Metals	Ryowa Development II Pty., Ltd. (Australia)	100.00	2.4	1.6	Investment company for BOYNE aluminum smelter and sales of aluminum
Machinery	Diamond Generating Corporation (U.S.A.)	100.00	2.1	1.6	Independent power producer
Chemicals	Aromatics Malaysia Sdn. Bhd. (Malaysia)	30.00	2.1	0.6	Manufacturing and marketing of benzene and paraxylene
Machinery	Isuzu Motors Co., (Thailand) Ltd. (Thailand)	27.50	2.0	2.0	Manufacturing of automobiles
Metals	TRILAND METALS LTD. (U.K.)	100.00	2.0	1.2	Commodity broker
Metals	Ryowa Development Pty., Ltd. (Australia)	100.00	1.5	0.8	Investment company for aluminum smelter and sales of aluminum
Machinery	Diamond Realty Investments Inc. (U.S.A.)	100.00	1.5	0.8	Real estate investment company
Machinery	MC Machinery Systems, Inc. (U.S.A.)	100.00	1.1	0.8	Distribution and servicing of industrial machinery
Machinery	MCE Bank GmbH (Germany)	100.00	1.3	1.3	Dealer finance, leasing and consumer finance of automobiles
Living Essentials	Mitsubishi Cement Corporation (U.S.A.)	28.71	1.3	1.1	Manufacturing and marketing of cement and concrete
Corporate	Thai MC Company Limited (Thailand)	65.80	1.2	0.7	Trading
Machinery	The Colt Car Co. (U.K.)	49.00	1.2	1.7	Distribution of automobiles
Living Essentials	Alpac Forest Products Inc. (Canada)	70.00	1.1	1.1	Manufacturing and sale of wood pulp
Corporate	Mitsubishi Corporation (Shanghai) Ltd. (China)	100.00	1.1	0.6	Trading

Companies Reporting Losses

Group	Company Name	Share-holding (%)	Equity in Earnings (¥ billion)		Main Business
			FY2007	FY2006	
Domestic:					
Machinery	Diamond Power Corporation	100.00	(2.2)	(0.6)	Electricity retailing business
Living Essentials	Meidi-ya Corporation	51.00	(2.9)	(1.1)	Wholesale of food products and liquor
Overseas:					
Metals	MC Iron and Steel Pty. Ltd. (Australia)	100.00	(1.1)	(0.3)	Steel manufacturing
Metals	Hernic Ferrochrome (Pty) Ltd. (Republic of South Africa)	50.98	(0.7)	0.3	Production and sales of ferrochrome in South Africa
Corporate	Mitsubishi Corporation Finance (U.K.)	100.00	(1.9)	4.4	Investment banking and asset management
Metals	Siam MCT Telecom Ltd. (Thailand)	100.00	(5.0)	0.5	Leasing of telecommunications equipment

4. Fiscal 2007 Operating Environment and Fiscal 2008 Outlook by Operating Segment

1) Business Innovation Group

The Business Innovation Group was formed in April 2007 by progressively reorganizing the Innovation Center, which was responsible for company-wide development initiatives, and the New Business Initiative Group, which developed FILM (Financial Technology, Information Technology, Logistics Technology and Marketing Technology) functions, with other related groups and integrating businesses.

Today, the world, including Japan, faces a number of issues such as the depletion of fossil fuels, global warming, ageing societies with falling birthrates, the IT revolution and diversifying consumer needs. Responding to these issues requires innovative approaches that create new value and solutions and are unconstrained by past methods and existing frameworks.

The mission of the Business Innovation Group is to develop businesses that help solve the issues facing society amid dynamic change in the structure of industries globally and technological innovation. In doing so, it will create new earnings bases for the future while at the same time contributing to society and the environment.

The Business Innovation Group is currently responsible for businesses involved with new energies & the environment and medical health care, both of which have been positioned as so-called Next-Generation Core Businesses, information and communication technology (ICT) and media and consumer businesses, as well as the long-term incubation of new technologies and business models and the provision of support for the development activities of other business groups. By estimate, these businesses collectively generated net income of ¥1.9 billion in the year ended March 31, 2007. In addition to the consolidated earnings of approximately 50 companies centered on IT Frontier Corporation (ICT business), MS Communications Co., Ltd. (mobile phone sales) and Nippon Care Supply Co., Ltd. (medical health care), these earnings included gains on the sale of shares and other earnings. Offsetting these earnings were costs for long-term incubation and business development incentives.

Looking ahead, the Business Innovation Group's operating environment is expected to undergo further change. The operating environment will be shaped by factors such as governmental policies regarding energy and food security in various countries; emission credit trading for which there is already an established market; the rising importance of medical and nursing care in Japan as the population ages and people live longer; the active use of ICT solutions by corporations; and diversifying consumer preferences.

The Business Innovation Group plans to effectively harness this change to create new value by innovating further. In this way, it aims to build a business base that can generate several billions of yen in earnings for the next few years and then around ¥10 billion in net income in fiscal 2010, the final year of what Mitsubishi Corporation calls its "jump" period of growth, while tackling new growth fields created by societal change as appropriate.

2) Industrial Finance, Logistics & Development Group

The Industrial Finance, Logistics & Development Group was formed in April 2007 by incorporating the Financial Services Division and Logistics Services Division of the former New Business Initiative Group, in addition to the Development & Construction Project Division, Airline Business Unit and automobile leasing business in Japan, all of which formerly belonged to the Machinery Group. In the past, Mitsubishi Corporation's business groups have used finance functions as a tool supporting supply chains. This new business group now aims to develop finance as a business in its own right.

The finance operating environment is undergoing major change. The era of banks alone supporting the finance needs of companies is over—there are now a growing number of players in the finance marketplace, including non-bank funds. People in Japan are today increasingly looking to invest rather than save their money as household investment diversifies. And private-sector capital is increasingly flowing into the debt-ridden public sector. We view these changes as business opportunities. Leveraging our strengths as a general trading company (*sogo shosha*)—that is, our knowledge of various assets, our involvement in all industries and our extensive global network—we are focused on developing a new finance business model using approaches unlike those of financial institutions.

For instance, in real estate securitization and liquidation-related businesses, Mitsubishi Corporation has had a pioneering presence in Japan. At the end of 2006, the J-REIT (Japanese real estate investment trust) and private funds markets had grown to approximately ¥5.4 trillion and ¥6.1 trillion, respectively, on a market capitalization basis, as both markets continued their rapid pace of growth from the previous year. Centered on the activities of a J-REIT focused on retail properties that is managed by one of our major business investees, Mitsubishi Corp.-UBS Realty Inc., and by linking finance, development and construction and logistics services that have been integrated into this new business group, we aim to actively structure new REITs and private equity real estate funds targeting investment in logistics facilities, factories and other manufacturing facilities and other industrial real estate.

In finance businesses outside real estate-related fields, we will also actively engage in fund businesses that target leasing operations and infrastructure facilities that can make use of our knowledge of goods and supply chains, as well as the buyout business that helps to enhance the value of growth companies by drawing on our collective strengths as a *sogo shosha.*

In the development and construction field, we are determined to capitalize on business opportunities spawned by future legislative amendments (revisions to the Three New Acts about Harmonization of City Planning and Commercial Policy) and changing population demographics. In addition to developing and operating commercial facilities in or near major cities, where we expect an increasing number of business opportunities, we will engage in the development of condominiums and other real estate as well as the real estate business overseas, particularly in North America.

In the logistics field, a more focused response than ever is required as companies offer an increasing and varied range of products and services. In this changing environment, we will advance sophisticated trading company logistics services based on our access to a wealth of information on customer needs and by leveraging a worldwide network of distribution bases.

3) Energy Business Group

Crude oil prices remained at a high level in 2006, above those of 2005. The average annual price of WTI crude oil in the U.S., which has risen by US$10 per barrel every year since 2004, topped US$66 per barrel in 2006. On July 14, 2006, it reached a historic high of US$78.40 per barrel, the result of a combination of factors, including concerns about hurricanes disrupting supplies during the summer months when demand for gasoline is at a high point in the U.S. as well as geopolitical risks, which included Iran's nuclear program and Israeli air raids on Lebanon.

In terms of fundamentals behind the soaring crude oil prices, highly favorable demand for oil accompanying steady growth in the world economy continued unabated. Growth in demand is particularly rapid in China, India and the U.S. At the same time, concerns about future supply combined to create a sense of tight supplies. These included geopolitical risks centered on the Middle East, limited surplus production capacity among OPEC (Organization of the Petroleum Exporting Countries) member countries and escalating costs associated with the development and production of new oil fields. Concurrent with these factors, in recent years there has been a large inflow of speculative money from hedge funds and other investors into the crude oil futures market. The active movement of these speculative funds is thought to be driving the oil price higher while adding to its volatility.

This basic structure of the world oil market isn't expected to change significantly as a whole in 2007. Indeed, the price of crude oil is expected to continue to rise. While the price of WTI crude oil trended downward after the beginning of 2007 due to higher inventories and falling demand because of a mild winter, it returned to an upward path thereafter because of a cold snap in the U.S. together with geopolitical risks, including Iran's nuclear program, and looks set to move relentlessly higher heading into summer.

That said, it is difficult to accurately predict whether the average crude oil price in 2007 will exceed that of 2006. While several specialist market watchers are generally in agreement that there will be a certain level of healthy movement in the price, specific oil price forecasts differ widely.

Our projection of net income for this business group in fiscal 2008 assumes a crude oil price of US$57/BBL (Dubai spot price). The Energy Business Group owns upstream rights to LNG and oil and liquefaction facilities in Western Australia, Malaysia, Brunei, the U.S., including the Gulf of Mexico, and other parts of the world. Therefore, our operating results are subject to the effects of fluctuations in the price of crude oil. A US$1/BBL change in the price of crude oil has approximately a ¥1.0 billion effect on net income, mainly through a change in equity-method earnings. However, because of timing differences, this price fluctuation might not be immediately reflected in our operating results in the fiscal year in which it occurs.

Crude Oil Price (Dubai Spot Price)


(US$/BBL)
70
60
50
40
30
20
02.4
03.4
04.4
05.4
06.4
07.3

FOB Price of Australian Coking Coal Shipped to Japan


(US$/MT)
140
110
80
50
20
02
03
04
05
06

Aluminum Price


(US$/MT)
3,000
2,600
2,200
1,800
1,400
1,000
02.4
03.4
04.4
05.4
06.4
07.3

Copper Price


(US$/lb)
4
3
2
1
0
02.4
03.4
04.4
05.4
06.4
07.3

4) Metals Group

In the metals and mineral resources business, supplies of metals resources have been remarkably tight since the latter half of 2003 due to rapid economic growth in the BRIC countries, especially China. In fiscal 2007, supplies tightened further. Because of this and inflows of speculative money, prices of non-ferrous metals, particularly copper and aluminum, remained high throughout the past year. The average annual price for copper cathode in 2006 rose to US$3.20 per pound, nearly 90% higher than the average annual price in 2005 of US$1.70. Meanwhile, the price of primary aluminum ingots rose by approximately 40% from US$1,900 per MT to US$2,665 per MT over the same period. Reflecting these higher prices, in fiscal 2007 we recorded a large increase in dividend income from copper-related companies and higher equity-method earnings from aluminum-related business investees. Furthermore, Mitsubishi Development Pty. ("MDP"), a key consolidated subsidiary that conducts coking coal operations in Australia, posted strong earnings growth, recording net income of ¥108.1 billion. As a result of these and other factors, the metals and mineral resources business achieved record earnings.

Reflecting current tight supplies and rising prices, a number of mine expansions have been announced in the metals and mineral resources field. However, because a lead time of several years is required before the benefits of increased production will show through, and because expansion of capacity at smelters is not keeping pace with mine expansion, supplies are expected to remain tight in 2007. The increasing difficulty in realizing viable projects due to rising project costs, such as much higher prices for materials and equipment, is exacerbating this situation. In terms of projected results for the metals and mineral resources business in fiscal 2008, while earnings are expected to decline year on year mainly due to lower earnings at MDP because of lower coking coal prices, consolidated net income is projected to remain high on the back of persistently strong commodities prices.

In the steel products business, which has been driven by rapidly rising demand for steel in China, world raw steel production in 2006 topped 1.2 billion tonnes, up 9% year on year, and prices of steel products surged. Supported by these market conditions, Metal One Corporation, which was established in January 2003 by joint investment of Mitsubishi Corporation (60%) and Sojitz Corporation (40%), recorded net income for fiscal 2007 of ¥39.9 billion, eclipsing fiscal 2006's ¥32.9 billion. This was an all-time high for Metal One.

For fiscal 2008, while volumes and prices for steel products are both expected to hold firm on continued robust demand in Japan, Metal One is projecting consolidated net income of ¥33.5 billion, down year on year due to higher operating expenses and interest costs as well as the absence of special gains recorded in fiscal 2007.

5) Machinery Group

The Machinery Group's operating environment was favorable overall in fiscal 2007, reflecting strong growth in the world economy as a whole.

In power and electrical system plant export operations, we won a large number of orders for plants and underground electricity transmission line projects as we diversified our suppliers. This was due to continued favorable conditions in our mainstay markets of Asia, Mexico and the Middle East. In regards to plant projects other than for power and electrical system plants, we saw strong orders for transportation systems and chemical plants in the Middle East. These strong orders helped lift overall plant orders in the Machinery Group above the ¥1 trillion mark in fiscal 2007 for the second year in a row. With this highly favorable demand for facilities expected to last through 2010, we expect to receive many more orders as we bolster our functions to meet this demand.

In our business where we sell machinery and equipment in large volumes, we have built a reliable system extending from the supply of machinery to after-sales service through flagship business investees, Mitsubishi Corporation Technos in Japan and MC Machinery Systems, Inc. (MMS) in the U.S. Supported by this network, we sell competitive products centered on industrial machinery. In the same manner, in the rental business, we are expanding operations in Japan centered on construction machinery and have plans to extend our product lineup as well as develop business overseas. Conditions in the maritime shipping and shipbuilding markets remain favorable. Our strategy here is to build up quality assets by continuing to increase the size of our fleet and increasing projects for floating oil production and storage facilities (FPSO).

In business related to Mitsubishi Motors Corporation (MMC) brand automobiles, higher unit sales than the previous year were recorded in both the U.S. and Europe. In Russia and the Ukraine in particular, market growth supported strong sales. In the BRIC countries, which represent enormous growth potential, Indonesia, where there are signs of an upturn, and elsewhere, we are working with MMC to expand sales.

We also have a manufacturing and sales business for commercial vehicles in Thailand that is operated as a joint venture with Isuzu Motors Limited. Although affected by political unease and other internal factors in Thailand, total unit sales in 2006 improved slightly over the previous year as this business rolled out aggressive initiatives to promote sales. Macroeconomic conditions in Thailand remain generally healthy, although temporarily marking time. We therefore remain upbeat about market growth over the medium and long terms and so we will focus on expanding sales further in this market. We also export finished vehicles from Thailand to other countries. In this business, strong growth in the Middle East, Europe, Latin America and elsewhere is supporting steady year-on-year increases in export units. We will thus continue to conduct active sales as we eye expansion in sales in all corners of the globe.

6) Chemicals Group

The world economy followed an expansionary course during fiscal 2007 on moderately higher growth as a whole, although there were differences from region to region.

In fiscal 2008, this expansion is expected to continue based on an outlook for firm growth overall in consumption, despite risk factors such as the "twin-deficits" in the U.S., Middle East tensions and excessive investment in China.

In terms of the chemical industry, while there are concerns of the slowing effect on the world economy of the recent run-up in crude oil and other energy prices, the world economy is still expected to grow at over 4% in 2007, with China, India and the other BRIC countries leading the way. Based on this outlook, the chemicals industry, which provides products to many different industries, is expected to achieve similar growth. For example, worldwide demand for ethylene in the petrochemical sector is forecast to grow by at least 4 million tons, assuming growth in demand of more than 4%.

On the other hand, large-scale facility expansions planned for 2008 and 2009 in the Middle East and China, while not having a significant impact on the supply-demand equation in 2007, as was also the case in 2006, are cause for concern for the market from 2009 onward. Passage of the REACH (Registration, Evaluation and Authorisation of Chemicals) regulation on chemical products in Europe portends similar regulation of chemical products businesses not just within the EU but also in the U.S. and Asia.

Developments such as these in the economic environment and chemicals industry will spawn business opportunities. We will pursue a growth strategy in this business group that targets all the regions where these opportunities arise.

At the same time as strengthening core businesses, namely Saudi Arabian petrochemical operations, Venezuelan methanol business and aromatics in Malaysia, we will continue to develop and reinforce the value chain in midstream and downstream sectors, which are key to our ability to respond to customers. We will also continue to take up the challenge of entering new fields, such as the testing and diagnostic business and bioethanol, which respond to increasing needs. Along with

these actions, to grow our earnings further, we will step up efforts to strengthen trading and make related business investments as well as take other concrete measures.

7) Living Essentials Group

The industries in which this group operates are experiencing a peaking of overall demand as the population ages and birthrate declines. At the same time, a smaller number of larger players are dominating markets, consumer values are diversifying and there is increasing concern regarding food safety and reliability as well as health consciousness. Markets are also becoming borderless at an increasing rate. Moreover, the worldwide supply-demand balance in the food sector is undergoing major change, illustrated by increasing demand for alternative energy sources derived from plant material amid the breakneck pace of economic development in emerging markets, most notably the BRIC countries. The speed of change is only expected to accelerate. Viewing these changes as prime opportunities to expand its business domains, the Living Essentials Group will reform its business models to ensure they stay in step with changing times.

In the food field, we will strengthen our procurement capabilities and product lineup, the cornerstones of this business, as well as establish traceability systems, which will contribute to food safety and reliability. Furthermore, in intermediary distribution, in October 2006, RYOSHOKU LTD. merged with chilled foods wholesaler RY Food Services Ltd., thereby enhancing RYOSHOKU's ability to handle products in all temperature ranges. Enhancing RYOSHOKU's operations and services is an ongoing theme. We will also continue to develop the businesses of Meidi-ya Corporation and strengthen the functions of confectionery wholesaler San-Esu Inc.

Overseas, in July 2006, we established Agrex Asia Pte. Ltd. to sell food commodities in Southeast Asia. Later, in March 2007, we invested in China Agri-Industries Holdings Limited, which was established as a holding company to oversee the agri-business of China National Cereals, Oils & Foodstuffs Corporation (COFCO), one of China's leading food-related companies. We plan to extend activities further in growth markets overseas in fiscal 2008.

In the retailing and food services sectors, we will strengthen support in the form of product and business model development to raise the corporate value of key affiliated companies, namely LAWSON, INC. ("LAWSON"), Life Corporation and Kentucky Fried Chicken Japan Ltd.

In the Life Style Division, we will strengthen alliances with SPA companies (specialty store retailers of private label apparel) in the apparel field. We will also focus our attention on paper-related businesses, centered on Mitsubishi Shoji Packaging Corporation and Hokuetsu Paper Mills, Ltd., which became an equity-method affiliate in August 2006. Moreover, we will continue to expand our strong-performing cement businesses in the U.S. and China, and promote higher sales of tires and functional materials in overseas markets.

5. R&D Activities

Research and development costs in fiscal 2007 were ¥2.7 billion. Included in these costs are expenses for bauxite prospecting in Cambodia by Mitsubishi Corporation's Metals Group; product development expenses for specialty chemicals and biochemicals at chemicals-related consolidated subsidiary Kohjin Co., Ltd.; and exploration expenses at metal resources-related consolidated subsidiary MDP.

6. Liquidity and Capital Resources

1) Fund Procurement and Liquidity Management

Our basic policy concerning the procurement of funds to support business activities is to raise funds in a stable and cost-effective manner. We select and utilize, as needed, both direct financing, such as commercial paper and corporate bonds, and indirect financing, including bank loans, according to market conditions at the time. Because of our strong reputation in capital markets, we can procure funds at low interest rates. Regarding indirect financing, we maintain good relationships with a broad range of financial institutions in addition to our main banks, including foreign-owned banks, life insurance companies and regional banks. This diversity allows us to procure funds on terms that are cost competitive.

In fiscal 2007, we generated positive free cash flows thanks to strong operating cash flows, proceeds from the sale of Diamond City shares and other factors. However, in preparation for increased demand for investment funds to propel our growth strategy in the future, we continued to diversify long-term fund procurement methods. In addition to procuring ¥60 billion using a syndicated loan arranged in fiscal 2005, we raised a total of ¥50 billion through bonds. We have issued fixed-rate straight bonds since 2003, managing the issuance with a focus on communication with the market. As a result, on March 31, 2007, total interest-bearing liabilities at Mitsubishi Corporation stood at approximately ¥2,500 billion, about the same level as at March 31, 2006. On a consolidated basis, gross interest-bearing liabilities were about ¥3,800 billion. Of Mitsubishi Corporation's gross interest-bearing liabilities, approximately 93% represented long-term financing (approximately 84% on a consolidated basis), and the average remaining period was about 5 years.

Looking ahead, we anticipate greater demand for funds for investments in line with our medium-term management plan. Our policy will continue to be to raise these funds mainly through long-term financing. Furthermore, so as to respond

flexibly to large changes in demand for funds during fiscal 2008, we will enhance liquidity further.

Regarding management of funds on a consolidated basis, we have a group financing policy in which funds are raised principally by Mitsubishi Corporation as well as domestic and overseas finance companies, and distributed to other subsidiaries. As of March 31, 2007, group financing accounted for around 68% of the gross interest-bearing liabilities of subsidiaries subject to this policy. Looking ahead, we will enhance the system for ensuring a more stable supply of funds to overseas subsidiaries. At the same time, fund raising will be further concentrated in the parent company and domestic and overseas finance subsidiaries. We also plan to improve the system for redistributing excess funds of subsidiaries as needed to meet the funding needs of other subsidiaries.

The current ratio as of March 31, 2007 was 130% on a consolidated basis. Based on this, management has judged that it has high liquidity. Mitsubishi Corporation, Mitsubishi International Corporation (U.S.A.) and Mitsubishi Corporation Finance PLC (U.K.) as of March 31, 2007 had ¥217.8 billion in short-term debt, namely commercial paper and bonds scheduled for repayment within a year. But, since the sum of cash and deposits, bond investments due to mature within a year, trading securities and a commitment line is ¥724.8 billion, we believe we have a sufficient level of liquidity to meet current obligations. The coverage ratio for short-term debt is 333%.

Mitsubishi Corporation has a yen-dominated commitment line of ¥310.0 billion with major Japanese banks and a commitment line of US$1.5 billion with leading U.S. and European banks. We have thus secured sufficient liquidity to supply funds to both group companies and to the parent company.

To raise funds in global financial markets and ensure smooth business operations, we obtain ratings from three agencies: Rating and Investment Information, Inc. (R&I), Moody's Investors Service and Standard and Poor's (S&P). Our current ratings (long-term/short-term) are AA-/a-1+ (outlook stable) by R&I, A2/P-1 (outlook positive) by Moody's, and A/A-1 (outlook positive) by S&P.

In May 2007, S&P announced that it would maintain its long-term and short-term ratings at A and A-1, respectively, but raised the outlook from "outlook stable" to "outlook positive" based on the findings of its annual review meeting with Mitsubishi Corporation in December 2006. S&P cited the following five reasons for this decision: the large increase in earnings in part due to soaring commodity prices in energy- and resource-related businesses; the increase in shareholders' equity at a higher-than-expected pace as a result of this; the pace of increase in risk exposure is being managed within a proper range reflecting the increase in shareholders' equity; the large concentration of risk had decreased more than previously anticipated due to the partial sale of shares in the Sakhalin II project, specifically Sakhalin Energy Investment Co., Ltd.; and the relatively high level of ROE and ROA compared with domestic companies and increasing stability of earnings from non-resource fields. Regarding a further rating increase, however, S&P said it was necessary to look closely at the status of execution of Mitsubishi Corporation's investment plan for the "step" period and whether it gives rise to a cause for concern from a rating perspective such as in terms of an increased concentration of risk.

Based on the comments of rating agencies, our policy is to continue to strike a sound balance between increasing shareholders' equity and the increase in new investments.

Working Capital, Current Ratio


(¥ billion)
(%)
1,600
1,200
800
400
0
200
150
100
50
0
03
04
05
06
07

Working Capital (Left)
Current Ratio (Right)

Rating Information

Credit Agency	Long-Term/Short-Term
Rating and Investment Information, Inc. (R&I)	AA-/a-1+ (outlook stable)
Moody's Investors Service	A2/P-1 (outlook positive)
Standard and Poor's (S&P)	A/A-1 (outlook positive)

Interest Coverage Ratio

	Billions of Yen		
	2005	2006	**2007**
Operating income	¥183.4	¥349.9	**¥412.1**
Interest income	41.5	46.1	**59.9**
Dividend income	42.4	68.1	**133.5**
Total	267.3	464.1	**605.5**
Interest expense	(43.2)	(50.5)	**(74.2)**
Interest coverage ratio (times)	6.2	9.2	**8.2**

* Operating income = Gross profit – (Selling, general and administrative expenses + Provision for doubtful receivables)

2) Total Assets, Liabilities and Shareholders' Equity

Total assets as of March 31, 2007 exceeded ¥10,000 billion, increasing ¥1,074.4 billion, or 10.3%, from a year ago to ¥11,485.7 billion.

Current assets rose ¥488.3 billion, or 9.1%, to ¥5,871.8 billion. This mainly reflected an increase in trade receivables due to the consolidation of a metals-related trading company and a chemical products manufacturing company as well as strong results at Metal One. These factors outweighed a decrease resulting from restructuring of the LPG business.

Total investments and non-current receivables increased ¥498.0 billion, or 14.6%, to ¥3,913.7 billion. This was due to an additional investment in an affiliate in the Sakhalin II Project, the purchase of shares in Hokuetsu Paper Mills, Ltd. and increases in unrealized gains on listed securities.

Property and equipment—net increased ¥52.9 billion, or 4.0%, to ¥1,380.2 billion despite a decrease due to the sale of aircraft at an aircraft leasing subsidiary. The increase was mainly attributable to the consolidation of a chemical products manufacturing company and capital expenditures to expand production at MDP.

Total liabilities increased ¥453.4 billion, or 5.8%, year on year to ¥8,217.7 billion.

Current liabilities increased ¥375.3 billion, or 9.1%, to ¥4,516.7 billion. In addition to healthy growth in operating transactions, this reflected the consolidation of a metals-related trading company and chemical products manufacturing company.

Long-term debt was ¥2,865.0 billion, ¥12.1 billion, or 0.4%, lower than a year ago. While procurement increased at Mitsubishi Corporation, this decrease was mainly due to the conversion of convertible bonds. Long-term debt increased at Mitsubishi Corporation as it procured funds through a syndicated loan facility and the issuance of corporate bonds, but overall debt fell as overseas subsidiaries repaid externally borrowed funds using group funds.

Accrued pension and severance liabilities decreased ¥6.5 billion, or 16.1%, from March 31, 2006 to ¥46.6 billion.

Deferred income taxes increased ¥99.8 billion, or 21.4%, to ¥566.4 billion.

Minority interests increased ¥49.4 billion, or 18.4%, to ¥317.1 billion, the result mainly of higher earnings at subsidiaries and new consolidations.

Total shareholders' equity increased again, rising ¥571.7 billion, or 24.0%, to ¥2,950.9 billion. In addition to an increase in net income, the increase reflected an ¥83.2 billion increase in net unrealized gains on securities available for sale due to rising share prices. Another factor behind the substantial rise in total shareholders' equity was a decrease in the foreign currency translation adjustments account of ¥86.5 billion.

Net interest-bearing liabilities, gross interest-bearing liabilities minus cash and cash equivalents, at March 31, 2007 were ¥3,046.3 billion, ¥102.4 billion less than a year ago. As a result, the net debt-to-equity ratio, which is net interest-bearing liabilities divided by total shareholders' equity at year-end, declined from 1.3 times at March 31, 2006 to 1.0 times.

Interest-Bearing Liabilities, Net Debt-to-Equity Ratio, Return on Invested Capital (ROIC) (core earnings)

	Billions of Yen		
	2005	2006	**2007**
Short-term debt	¥1,115.4	¥ 860.7	**¥ 958.9**
Long-term debt	2,927.1	2,885.1	**2,854.9**
Total shareholders' equity	1,504.5	2,379.3	**2,951.0**
Net debt-to-equity ratio (times)	2.3	1.3	**1.0**
ROIC (core earnings) (%)	6.0	8.7	**10.0**

3) Cash Flows

Cash and cash equivalents at March 31, 2007 were ¥754.8 billion, ¥108.5 billion, or 16.8%, higher than a year ago. This was mainly the result of an increase in cash resulting from strong operating activities in fiscal 2007.

Net cash provided by operating activities was ¥460.8 billion. Substantial cash flows were provided by dividend income mainly from natural resource-related companies and by strong cash flows from operating transactions at MDP.

Net cash used in investing activities was a substantial ¥281.6 billion. Cash was mainly provided by the sale of Diamond City shares by Mitsubishi Corporation. However, this inflow was outweighed by additional investments in the Sakhalin II Project and other substantial investments, including the purchase of shares in Hokuetsu Paper Mills, Ltd. and other companies. In addition, there were outlays for capital expenditures at subsidiaries.

However, net cash used in investing activities was more than offset by net cash provided by operating activities, resulting in free cash flows of ¥179.1 billion.

Net cash used in financing activities was ¥139.2 billion. Although there was demand for medium- and long-term funds mainly at Mitsubishi Corporation, progress was made repaying short-term debt with strong cash flows from operating transactions and by using group funds more efficiently. The payment of dividends also used cash.

7. Strategic Issues

1) Management Issues and Plans

Medium-Term Management Plan—INNOVATION 2007

In July 2004, we launched a four-year medium-term management plan called INNOVATION 2007. Covering the period from fiscal 2005, ended March 31, 2005, to fiscal 2008, ending March 31, 2008, INNOVATION 2007 envisioned a triple jump growth process—"hop," "step" and "jump." The first two years of the plan, fiscal 2005 and fiscal 2006, were designated as the "hop" period, with the subsequent two years, fiscal 2007 and fiscal 2008, the "step" stage. For this four-year period, our management policy was to set the stage for sustained growth in the subsequent "jump" stage by embracing change.

Subsequently, in April 2006, we revised the numerical targets and investment plans for INNOVATION 2007 for the "step" period, while leaving the vision and basic concepts of this plan unchanged. By leveraging our strong financial position to increase new investments and strengthen existing businesses, we are targeting sustained growth.

In April 2007, Mitsubishi Corporation established the Business Innovation Group and the Industrial Finance, Logistics & Development Group. This move involved progressively reorganizing the Innovation Center, New Business Initiative Group and other related groups after we newly designated three fields—new energies & the environment, medical health care, and finance—as "Next-Generation Core Businesses" that should be developed by the entire company into key core businesses of the future. This organizational restructuring means that we now have seven business groups: Business Innovation; Industrial Finance, Logistics & Development; Energy Business; Metals; Machinery; Chemicals; and Living Essentials.

Under this new framework, we will push steadily forward with our plans in fiscal 2008, the final year of INNOVATION 2007, to lay the groundwork for sustained growth in the "jump" period.

■ The Vision

INNOVATION 2007 reflects the vision of Mitsubishi Corporation as "A New, Industry Innovator."

This vision entails leveraging our participation in all manner of industries on a global basis, one of our defining strengths. The objectives are to create new paradigms by changing industries based on market needs and to support the creation of new, next-generation industries. In this way, we will help customers and contribute widely to industries and society at large. We are therefore aiming to be "A New, Industry Innovator" that contributes to society by growing while opening pathways to the future.

■ Three Basic Concepts

As we aim to be "A New, Industry Innovator," we will take management actions to achieve the following three basic concepts of INNOVATION 2007:

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)
2) Develop Human Assets
(Retain and Nurture Human Resources and Enhance Their Business Sensitivity)
3) Reinforce Internal Systems
(Continuously Strengthen the Management System)

(1) Grasp Change and Open up a New Era for MC (Medium- to Long-term Growth Strategy)

During the "hop" period, we made investments totaling approximately ¥700 billion. In the "step" period, having positioned it as a period for building on our achievements thus far to achieve sustained growth, we will invest around ¥1,200 billion, mainly in the two fields below. Our plan is to strengthen our earnings base by expanding existing businesses, developing value chains, broadening our geographic reach, extending successful models to neighboring industries and taking other actions. At the same time, we will strengthen our trading capabilities.

a. Company-wide Promotion Fields

We have designated fields that are expected to grow in the future and where we can display our outstanding capabilities as Next-Generation Core Businesses. We will thus take a company-wide approach in developing these fields to grow them into businesses that generate earnings of a scale befitting a business group or division over the medium and long terms. Specifically, these three fields are new energies & the environment, medical health care and finance. Efforts in this regard will be spearheaded by the Business Innovation Group and the Industrial Finance, Logistics & Development Group, which were established in April this year.

Cash Flows



(¥ billion)
600
450
300
150
0
–150
–300
03
04
05
06
07
■ Net Cash Provided by Operating Activities
□ Net Cash Provided by (Used in) Investing Activities
■ Free Cash Flows

b. Strategic Fields

The energy, metal resources, metal products, overseas IPP, automobile, chemical products, food, paper-related and retail businesses have for many years been core businesses of Mitsubishi Corporation. Having identified these as Strategic Fields, we will concentrate human and capital resources in these areas, which we expect to remain the backbone of our earnings going forward.

(2) Develop Human Assets

(Retain and Nurture Human Resources and Enhance Their Business Sensitivity)

We are putting in place personnel systems and creating the environment for retaining and nurturing employees to support growth, motivating them further and enhancing their business sensitivity.

Specifically, we are giving top priority to developing reliable people with the ability to build businesses meeting customer needs, while at the same time securing and grooming people with the ability to function as CEOs and CFOs of our subsidiaries and affiliated companies from a long-term perspective. As part of this approach, in April 2006 we established the Center for Human Resources Development, which is advancing the development of human resources across the group on a global basis in an integrated manner.

Furthermore, by improving performance evaluation and remuneration systems, refining and establishing training programs and enhancing support systems for employees who are pregnant, raising children or have other family responsibilities, we are also endeavoring to create an environment in which it is even easier for many different types of people to work.

(3) Reinforce Internal Systems

(Continuously Strengthen the Management System)

To support our growth strategy, we are strengthening our management system by implementing the following sorts of initiatives.

a. We are strengthening management of our business portfolio by continuously putting in place structures to support management and in particular the prioritization of strategic business fields. Initiatives to date have included the introduction of balance sheet management methods; Mitsubishi Corporation Value Added (MCVA), a proprietary management indicator that measures a BU's degree of contribution to raising corporate value; and the Business Unit (BU) system, which categorizes BUs by strategic mission.

b. In October 2006, we established the BPI (Business Process Innovation) and Internal Control Department to take the lead in integrating the establishment and continuous refinement of internal control systems on a consolidated basis. The goal is to ensure compliance, proper financial reporting and the efficient monitoring, management and handling of all business risks in a systematic manner.

Regarding the reliability of financial reporting, in particular, we have been proceeding with work on a consolidated basis to establish a framework for documenting, evaluating and improving the company-wide internal control system and processes for the preparation of financial statements based on the Financial Products Exchange Law and the U.S. Sarbanes-Oxley Act of 2002.

c. We are also refining management systems using IT and establishing systems that provide accurate group management information on a timely basis. We will continue to concentrate on these efforts through to fiscal 2010.

■ INNOVATION 2007 Medium-term Numerical Targets

Our goal is ultimately to be a company that can consistently deliver consolidated net income of at least ¥400 billion* during the "jump" period following the end of INNOVATION 2007 by making new investments of around ¥1,200 billion and strengthening existing businesses in the "step" period.

We will also focus on ROE as a key management yardstick with the aim of achieving an average of 15% over the medium and long terms.

*This goal assumes no major change in the current economic environment. We may revise our target if there is such a major change.

■ Progress With Investment Plan

In fiscal 2007, the first year of the "step" period, we made investments totaling approximately ¥160 billion in the energy and metal resources fields, including LNG projects in Sakhalin and Western Australia and in Australian coking coal operations. In addition, we took a number of proactive steps involving the investment of around ¥450 billion. We purchased shares of Isuzu Motors Limited and Hokuetsu Paper Mills, Ltd., we made investments in food businesses, and we subscribed to a private placement by Kinsho Corporation and purchased shares of Kohjin Co., Ltd.

At the same time, we realigned our asset portfolio through various actions such as selling shares in Diamond City Co., Ltd., Isuzu Motors and Nippon Access, Inc. As a result, our investment assets, such as fixed assets and investment securities, increased ¥350 billion during the course of fiscal 2007.

■ Establishment of the Business Innovation Group and the Industrial Finance, Logistics & Development Group

-1- Business Innovation Group

a. The Business Innovation Group comprises three former divisions of the New Business Initiative Group—Human Care Business, Media Consumer Business and Information & Communication Technology (ICT) Business—as well as the Innovation Center and the New Energy & Environment Business Division, which integrates related businesses previously scattered across the company in the Innovation Center and business groups.

b. The Innovation Center will continue past company-wide development efforts such as in respect of R&D and incubation of individual projects targeting domains that are new to our business groups as well as providing business development incentives. At the same time, amid dynamic change in the structure of industries globally and rapid technological innovation, the Business Innovation Group's mission is to develop competitive businesses with strong earnings power by actively targeting high-growth fields of industry that have the potential to be a bedrock of our business in the years ahead.
c. In this regard, the Business Innovation Group will play a vital role in our efforts in the new energies & the environment and medical health care fields, two of the three fields designated as Next-Generation Core Businesses. Our goal is to grow the earnings of these businesses to the point where they can develop into business groups or divisions in the future.

-2- Industrial Finance, Logistics & Development Group

a. Our business groups have long used finance functions as an important tool supporting supply chains. Recently, the finance business has been undergoing major change on a global level. For example, the scope of the asset finance business, which brings commodities and finance together, has widened. This is perhaps best represented by real estate investment trusts (REITs). There has also been increased M&A activity overseas as well as in Japan, and demand for infrastructure and leasing services, particularly in emerging nations, is growing. Other dynamics are also shaping the finance business landscape.
b. Viewing this change as a business opportunity, we are determined to powerfully grow and develop a new finance business model which has asset finance at its core. This determination is highlighted by our designation of finance as one of three Next-Generation Core Businesses and the Industrial Finance, Logistics & Development Group was established to lead our efforts here. This new group integrates departments and businesses involved with finance and asset businesses previously scattered across the company. Specifically, it brings under its wing the Financial Services Division and Logistics Services Division, which were part of the New Business Initiative Group; and the Development & Construction Project Division, Airline Business Unit, and automobile leasing business in Japan, all of which formerly belonged to the Machinery Group.

2) Basic Policy Regarding the Appropriation of Profits

We have based our dividend policy on using retained earnings to make investments that will drive our growth and maximize corporate value. At the same time, since fiscal 2005, we have also taken into consideration consolidated net income, as well as retained earnings available for dividends to directly return profits to shareholders in line with operating results in each fiscal year.

Due to the existence of abundant investment opportunities, our basic policy will continue to be to use retained earnings for investments that will drive growth while paying a dividend that takes into account consolidated net income. While also taking into consideration the need for funds to invest, the financial condition of the parent company and other factors, we will determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more.

In accordance with the above policy, we paid a dividend per common share of ¥46 applicable to fiscal 2007, higher than the ¥36 forecast announced in October 2006 after taking into consideration a host of factors, including growth in consolidated net income and our financial position. (The interim dividend applicable to fiscal 2007 was ¥18 per share, giving a year-end dividend of ¥28 per share.)

We plan to pay a dividend of around ¥46 per share for fiscal 2008, the same as fiscal 2007, providing we achieve our consolidated net income forecast of ¥400 billion.

[For Reference: Annual Ordinary Dividends]
Fiscal 2003=¥8 per common share
Fiscal 2004=¥12 per common share
Fiscal 2005=¥18 per common share
Fiscal 2006=¥35 per common share

3) Main Investment Activities

In July 2006, we decided to acquire an additional 23% of the issued shares of Hokuetsu Paper Mills by subscribing to a private placement of shares by this company. We subscribed the following month by paying approximately ¥30 billion for the shares. Together with shares already held, this gave us an approximate 24% equity interest in Hokuetsu Paper Mills, Ltd. Accordingly, we now account for this company as an equity-method affiliate. Before this additional investment we had cooperated with Hokuetsu Paper Mills, Ltd. in a broad range of business areas, including the procurement of raw materials and product sales. We decided that we could help improve this company's corporate value by strengthening our alliance and so subscribed to the private placement of shares to provide funds for establishing facilities at Hokuetsu Paper Mills' Niigata Plant. Looking ahead, through our business alliance with Hokuetsu Paper Mills, Ltd., we will procure a stable supply of raw materials from a global standpoint and conduct joint sales of products.

In January 2007, through Australian-based resource-related subsidiary MDP, we decided together with Rio Tinto and J-Power Australia Pty Ltd to develop the Clermont Coal Mine in

Queensland, Australia. This decision was made in response to an expected increase in energy demand worldwide in the future. The Clermont Coal Mine is slated to start production in 2010 and at that time will have an annual production capacity of 12.0 million tonnes of thermal coal, making it one of the largest coal mines in Australia. Through MDP, we plan to invest approximately ¥26 billion in the development of the mine.

In March 2007, we joined Japan Petroleum Exploration Co., Ltd. (JAPEX) in agreeing to acquire oil and gas rights in the Kangean block in East Java, Indonesia, by investing in Energi Mega Pratama Inc. (EMPI), a wholly owned subsidiary of Indonesian oil major PT Energi Mega Persada Tbk (EMP). Under the agreement, Mitsubishi Corporation and JAPEX will invest US$180 million each to acquire a 25% stake each in EMPI, which will issue new shares for this deal. We also acquired the operatorship to the same block with JAPEX. Located offshore of East Java, the Kangean block covers an area of about 4,500 square kilometers. In 2006, the average production volume from this block was 10,600 barrels oil equivalent per day. The block contains multiple oil and gas fields scheduled for development in the future and is thus expected to yield new oil and gas finds. Looking ahead, through the increased supply of gas for power generation mainly in East Java, the block is expected to ensure that the region has the energy to power its economic development.

4) Outlook for Fiscal Year Ending March 31, 2008

We are forecasting consolidated operating transactions of ¥19,500 billion, a decrease of ¥1,016.3 billion from fiscal 2007.

Gross profit is expected to rise ¥31.9 billion to ¥1,180 billion due to business expansion and other factors, which should outweigh the impact of lower coking coal prices.

Net income is projected to be ¥400 billion, a slight decline from the previous fiscal year, despite the effect of a decline in coking coal prices, expenses for upfront investments and the absence of gains on the sale of shares. This forecast is based on lower tax expenses; expectations that natural resource and energy prices will remain mostly at the level of the previous fiscal year; and an expected increase in earnings at segments other than those associated with natural resources.

Our forecasts assume an exchange rate of ¥115.0 to US$1, a crude oil price of US$57.0/BBL and an interest rate (TIBOR) of 0.90%.

Reference: Changes of basic assumptions

	FY2008 (Est.)	FY2007 (Act.)	Change
Exchange rate (¥/US$)	¥115.0/US$1	¥117.0/US$1	–¥2.0/US$1
Crude oil price (US$/BBL)	US$57.0/BBL	US$60.9/BBL	–US$3.9/BBL
Interest rate (TIBOR, %)	0.90%	0.43%	0.47%

Note: Earnings forecasts and other forward-looking statements in this annual report are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

8. Business Risks

1) Risks of Changes in Global Macroeconomic Conditions

As we conduct business on a global scale, there is a close relationship between economic trends in major countries around the world and our operating results. Economic trends in Japan are undeniably important, but, as a result of focusing for many years on operations overseas, the effect of the Japanese economy on our operating results has become relatively smaller in recent years. On the other hand, there is an increasing effect on our operating results of economic conditions in Asian countries, where we have many business investments, primarily countries with which we trade.

Moreover, economic conditions in China have a direct effect on our consolidated operating results because the country is a major export destination for plants, construction machinery parts, steel products, ferrous raw materials, chemical products, and other products from the parent company and subsidiaries. In addition, our natural resource businesses, in particular, may be affected by economic trends in China because demand from the country has a significant bearing on prices of energy resources such as LNG and crude oil, as well as of metal resources such as coking coal, copper and aluminum.

In Thailand and Indonesia, we have various automobile businesses, including automobile assembly plants, distribution and sales companies and financial services companies jointly established with Japanese automakers. Because automobile sales volume reflects internal demand in each of these countries, economic trends in both Thailand and Indonesia may have a significant bearing on earnings from our automobile operations.

2) Market Risks

(Unless otherwise stated, calculations of possible effects on future financial statements are based on consolidated results for fiscal 2007.)

Exchange Rates of Major Currencies


(¥)
160
120
80
40
0
02.4
03.4
04.4
05.4
06.4
07.3
US$
Euro
A$
Yuan

Nominal GDP Growth Rates of Major Countries / Regions


(%)
25
20
15
10
5
0
-5
02
03
04
05
06
Japan
U.S.A.
China
Brazil
India
Eight Asian Countries / Regions (Singapore, Thailand, Indonesia, Philippines, Malaysia, Hong Kong, South Korea, Taiwan)

(1) Commodity Market Risk

In the course of our business activities, we are exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, and a producer and seller of industrial products of our investees. Product categories that may have a large impact on our operating results are as follows:

(Energy Resources)

We hold upstream rights to LNG and crude oil, and liquefaction facilities in Western Australia, Malaysia, Brunei and other regions. Movements in LNG and crude oil prices may have a significant impact on operating results in these businesses.

Fundamentally, LNG prices are linked to crude oil prices. As an estimate, a US$1/BBL fluctuation in the price of crude oil would have an approximate ¥1.0 billion effect on net income for LNG and crude oil combined, mainly through a change in equity-method earnings. However, fluctuations in the price of LNG and crude oil might not be immediately reflected in our operating results because of timing differences in the markets.

(Metal Resources)

Through wholly owned Australian subsidiary Mitsubishi Development Pty. Ltd. (MDP), we produce and sell more than 29 million tons of coal per year, mainly coking coal, a steelmaking raw material. Fluctuations in the price of coking coal may affect our consolidated operating results through MDP's earnings. The majority of the coking coal is sold on the basis of annual contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used for shipments in the applicable fiscal year. Therefore, movements in the price of coking coal during fiscal 2008 are expected to have only a small impact on our operating results because prices have already been set for the majority of coal to be sold by MDP in fiscal 2008. Based on estimates of the impact of changes in annual contract prices for coal on consolidated net income derived from MDP's earnings forecasts for fiscal 2008, a US$1 fluctuation in the average export price per one ton of coal sold by MDP would have an approximate ¥2 billion effect on our consolidated net income. However, MDP's operating results cannot be determined through the above sensitivity analysis alone since MDP's operating results are also significantly affected by other factors besides coal prices, such as fluctuations in exchange rates for the Australian dollar, U.S. dollar and yen, production costs, and sales volumes.

In addition, as a producer, we are exposed to the risk of price fluctuations in copper and aluminum. A US$100 fluctuation in the price per one tonne of copper would have a ¥0.8 billion effect on consolidated net income, while a US$100 fluctuation in the price per MT of aluminum would have a ¥1.0 billion effect on our consolidated net income.

(Petrochemical Products)

We are engaged in a broad range of trading activities for petrochemical products manufactured from raw materials such as naphtha and natural gas. The prices of petrochemical products are largely determined for each product on an individual basis based on the prices of the above raw materials, supply-demand dynamics and other factors. Fluctuations in the prices of these raw materials may affect earnings from these trading transactions.

We have made investments in manufacturing and sales companies for petrochemicals such as ethylene glycol, paraxylene and methanol in Saudi Arabia, Malaysia and Venezuela. Our equity-method earnings would be affected by changes in the operating results of these companies due to price movements.

(2) Foreign Currency Risk

We bear some risk of fluctuations in foreign currency rates relative to the yen in the course of our trading activities. While we use forward contracts and other hedging strategies, there is no assurance that we can completely avoid foreign currency risk.

In addition, because dividends received from overseas businesses and equity in earnings of overseas consolidated subsidiaries and equity-method affiliates are relatively high in proportion to our net income, and because most of these earnings are denominated in foreign currencies, which are converted to yen solely for reporting purposes, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a ¥1 change relative to the U.S. dollar would have an approximate ¥2.4 billion effect on consolidated net income.

Regarding our investments in overseas businesses, an appreciation in the yen poses the risk of lowering shareholders' equity through a negative effect on the foreign currency translation adjustments account. Consequently, we implement various measures to prevent increased exposure to foreign currency risk on investments, including by hedging foreign currency risks with respect to new large investments. However, there is no assurance that we can completely avoid these risks.

(3) Equity Price Risk

As of March 31, 2007, we owned approximately ¥1,930 billion (market value basis) of marketable equities, mostly equity issues of customers, suppliers and MC Group companies. These investments expose us to the risk of fluctuations in equity prices. As of the same date, we had net unrealized gains of approximately ¥1,140 billion based on market prices, a figure that could change depending on future trends in equity prices.

In Mitsubishi Corporation's corporate pension fund, some of the pension assets managed are marketable equities. Accordingly, a fall in equity prices could cause an increase in future pension expenses by reducing pension assets.

(4) Interest Rate Risk

As of March 31, 2007, we had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of valuing liabilities at fair value) of approximately ¥3,800 billion. Because almost all of these liabilities bear floating interest rates, there is a risk of an increase in interest expenses caused by a rise in interest rates.

However, the vast majority of these interest-bearing liabilities are offset by trade receivables, loans receivable and other operating assets that are positively affected by changes in interest rates. Because a rise in interest rates produces an increase in income from these assets, while there is a time lag, interest rate risk is offset. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities, property and equipment generate trading income as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, we believe that these expenses would be offset by an increase in income from the corresponding asset holdings.

However, our operating results may be negatively affected temporarily if there is a rapid rise in interest rates because increased income from commensurate asset holdings would fail to offset the effects of a preceding increase in interest expenses.

To monitor market movements in interest rates and respond flexibly to market risks, we established the ALM (Asset Liability Management) Committee. This committee establishes fund procurement strategy and manages interest rate risk exposure.

3) Credit Risk

We extend credit to customers in the form of trade credit, including accounts receivables and advance payments, advances, guarantees and investments due to our various operating transactions. We are therefore exposed to credit risk in the form of losses arising from deterioration in the credit of or bankruptcy of customers. Furthermore, we utilize derivative instruments, primarily swaps, options and futures, for the purpose of hedging risks. In this case, we are exposed to the credit risk of the counterparties to these derivative instruments.

To manage this risk, we have established credit and transaction limits for each customer as well as introduced an internal rating system. Related BUs carry out necessary internal approval procedures based on a system whereby authorization limits are determined by these internal ratings and the amount of credit. We also hedge risk by requiring collateral or a guarantee depending on the credit profile of the counterparty.

However, there is no guarantee that we will be able to completely avoid credit risk with these risk hedging strategies. Therefore, failure to collect trade receivables and other credit due to the bankruptcy of a customer or other event would affect our operating results.

4) Country Risk

We bear country risk in relation to transactions and investments with overseas companies in the form of delays or inability to collect money or conduct business activities due to socioeconomic conditions in the countries where they are domiciled.

We take appropriate risk hedging measures that involve, in principle, hedges via third parties through such means as taking out insurance, depending on the nature of the project. Furthermore, we have established a Country Risk Committee, under which country risk is managed through a country risk countermeasure system. The country risk countermeasure system classifies countries with which we trade into six

categories based on risk exposure in terms of total investments, advances, guarantees and trade receivables, net of hedges, as well as creditworthiness by country (country rating). Country risk is controlled through the establishment of risk limits for each category.

However, even with these risk hedging measures, it is difficult to completely avoid risks caused by deterioration in the political, economic, or social conditions in the countries or regions where our customers, portfolio companies or Mitsubishi Corporation have ongoing projects. Such eventualities may have a significant impact on our operating results.

5) Business Investment Risk

We participate in the management of various companies by acquiring equity and other types of interests. These business investment activities are carried out with the aim of expanding our business and deriving capital gains. However, we bear various risks related to business investments, such as the possible inability to recover our investments and exit losses and being unable to earn the planned return on investment. Regarding the management of business investment risk, in the case of new business investments, we quantitatively monitor the downside risk of investments and evaluate whether the investment return exceeds the minimum expected rate of return, which is determined internally according to the extent of the risk. After investing, we manage risk on an individual basis with respect to business investments to achieve the investment goals set forth in the business plan formulated every year.

Furthermore, we apply exit rules for the early sale of our equity interest or the liquidation of the investee in order to preserve the quality of our asset portfolio.

While we follow strict standards for the selection and management of investments, it is impossible to completely avoid the risk of investments not delivering the expected profits. Therefore, we may incur losses resulting from such actions as the withdrawal from an investment.

6) Risks Related to Specific Investments

-1- Investment in and Operations with Mitsubishi Motors Corporation

In June 2004, we purchased ¥40.0 billion of preferred shares issued by Mitsubishi Motors Corporation (MMC) through a private placement, in which Mitsubishi Heavy Industries, Ltd. and the then Bank of Tokyo-Mitsubishi, Ltd. and other parties also participated, as part of MMC's Business Revitalization Plan announced in May 2004.

Subsequently, following a request by MMC, Mitsubishi Corporation, Mitsubishi Heavy Industries, Ltd. and the Bank of Tokyo-Mitsubishi, Ltd. decided to provide an injection of equity totaling ¥274.0 billion by subscribing to private placements of MMC shares after evaluating the Mitsubishi Motors Revitalization Plan announced in January 2005. Of the total investment, we subscribed to ordinary shares and preferred shares of MMC, both of which were issued in March 2005, making investments of ¥51.3 billion and ¥18.7 billion, respectively. In addition, in January 2006 we invested ¥30.0 billion to purchase additional preferred shares issued by MMC as part of its capital reinforcement strategy. As a result, our risk exposure to MMC was roughly ¥220 billion as of March 31, 2007.

In addition to having direct business dealings with MMC, we cooperate with this automaker in countries around the world to conduct businesses centered on local sales companies and downstream business fields. Some examples are automotive-related distribution and sales companies in Asia and finance businesses in Europe. Our total MMC-related risk exposure, including both our risk exposure to MMC proper and our exposure to operating assets, investments in joint businesses and other assets tied up with joint operations worldwide, was roughly ¥370 billion as of March 31, 2007.

-2- Investment in Sakhalin II Project

Mitsubishi Corporation, together with Royal Dutch/Shell Group (hereinafter Shell) and Mitsui & Co., Ltd., is participating in the Sakhalin II Project, an LNG and crude oil development project on Sakhalin, Russian Federation, through a joint venture, Sakhalin Energy Investment Co., Ltd. The project began first-stage development activities with the commencement of oil production in July 1999 and a final investment decision for stage-two development activities (year-round production of crude oil (currently on half-year basis) and LNG production) was made in May 2003.

The total required funds for the second-stage development were initially estimated at approximately US$10 billion. However, after subsequent detailed analysis of operations, in September 2005 Sakhalin Energy Investment submitted a revised development budget of approximately US$20 billion to the Russian government. Negotiations continued as the Russian government looked closely at the costs. Then on December 21, 2006, Shell, Mitsui & Co. and Mitsubishi Corporation reached a basic agreement with the Ministry of Industry and Energy of Russia, the authorized state body for the supervision of production sharing agreements (PSA), concerning jointly resolving all outstanding issues relating to approval of the revised development budget. This agreement confirmed the Russian government's cooperation toward maintaining the schedule and completing the project, and continuation of the PSA. Subse-

quently, following detailed negotiations, on April 16, 2007, the Supervisory Board of the Sakhalin II Project approved the revised development budget. The Supervisory Board is a special committee made up of representatives of the Russian Federation, Sakhalin Oblast, Sakhalin Energy Investment and its shareholders. On the same day, Sakhalin Energy Investment received approval for its revised Environmental Action Plan (EAP) that was submitted to Russian authorities in March 2007.

Mitsubishi Corporation, Shell and Mitsui & Co. decided to sell some of their shares in Sakhalin Energy Investment to Russia's OAO Gazprom (Gazprom). The three existing shareholders signed a protocol with Gazprom regarding this sale on December 21, 2006. Under the terms of the protocol, Gazprom agreed to acquire a 50% stake plus one share in Sakhalin Energy Investment for a total cash purchase price of US$7.45 billion. Based on the protocol, on April 18, 2007 (Moscow time), Mitsubishi Corporation, Shell and Mitsui & Co. signed a Sale and Purchase Agreement with Gazprom and transferred their shares in Sakhalin Energy Investment. As a result, Gazprom will own 50% of Sakhalin Energy Investment plus one share, while Shell, Mitsui & Co. and Mitsubishi Corporation will have shareholdings of 27.5% less one share, 12.5% and 10%, respectively. Sakhalin Energy Investment will remain the operator of the Sakhalin II Project even with Gazprom becoming its leading shareholder. Furthermore, Shell will continue to license technology and provide technical support to the project. Meanwhile, the participation of Gazprom will strengthen the project's operating base, including facilitating the possibility of future expansion. Gazprom and the preexisting shareholders also agreed to do their utmost and work as one to maintain the schedule for supplying LNG to customers in Japan, South Korea and the U.S. West Coast with whom sales contracts have been agreed as well as to address risks associated with environmental issues and obtaining the necessary permits and approvals.

As of March 31, 2007, approximately 80% of the construction work on the project had been completed. Sakhalin Energy Investment now plans to begin year-round production of crude oil in the winter of 2007 and LNG production in the summer of the following year. As of March 31, 2007, Mitsubishi Corporation held a 20% stake in Sakhalin Energy Investment and had invested a total of approximately ¥330 billion in this company. This investment will decline in line with the sale of some of Mitsubishi Corporation's equity interest to Gazprom. Moreover, the sale of shares to Gazprom will mean that Mitsubishi Corporation will no longer apply the equity method to its investment in Sakhalin Energy Investment.

7) Risks Related to Compliance

We are engaged in businesses in all industries through our many offices around the world. These activities subject us to a wide variety of laws and regulations. Specifically, we must comply with the Companies Act, tax laws, securities and exchange laws, anti-monopoly laws, trade-related laws, environmental laws and various business laws in Japan. In addition, in the course of conducting business overseas, we must abide by the laws and regulations in the countries and regions where we operate.

We have established a Compliance Committee, which is headed by a Chief Compliance Officer, who is at the forefront of our efforts to raise awareness of compliance. This officer also directs and supervises compliance with laws and regulations of the MC Group as a whole on a consolidated basis.

Notwithstanding these initiatives, compliance risks cannot be completely avoided. Failure to fulfill our obligations under related laws and regulations could affect our businesses and operating results.

8) Risks From Natural Disasters

A natural disaster such as an earthquake that damages our offices, facilities or systems could hinder business activities.

We have established adequate countermeasures, having prepared an employee safety check system; disaster contingency manual for business contingency plan (BCP) execution; earthquake-proof measures for buildings, facilities or systems (including backup of data); and introduced a program of disaster prevention drills. However, no amount of preparation of this sort can completely avoid the risk of damage caused by a natural disaster. Accordingly, damage from a natural disaster could affect our operating results.

9. Critical Accounting Estimates

The preparation of these financial statements requires management to make estimates that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the fiscal year end and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates and judgments, including the valuation of receivables, investments, long-lived assets, inventories, revenue recognition, income taxes, financing activities, restructuring costs, pension benefits, contingencies, litigation and others. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the followings are our critical accounting estimates. These estimates were considered "critical" because:

- the estimate requires us to make assumptions about matters that are highly uncertain at the time the estimate is made, and
- different assumptions that we reasonably could have used in the current period could have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations.

1) Valuation of Receivables

The valuation of receivables is a critical accounting estimate, as the balance of our trade receivables, notes and loans is significant. We perform ongoing credit valuations of our customers and adjust credit limits based upon the customer's payment history and current credit worthiness, as determined by our review of the customer's current credit information. We continuously monitor collections and payments from our customers and we establish credit limits and an allowance for doubtful accounts based upon factors surrounding specific customer collection issues that we have identified, past credit loss experience, historical trends, evaluation of potential losses in the outstanding receivables, credit ratings from applicable agencies and other information.

For each of our customers, we monitor financial condition, credit level and collections on receivables as part of an effort to reach an appropriate accounting estimate for the allowance for doubtful accounts. Also, for the valuation of long-term loans receivables, we use the discounted cash flow method, which is based on assumptions such as an estimate of the future repayment plan and discount rates.

For the year ended March 31, 2006, we decreased our total allowance for doubtful accounts by ¥60.4 billion, or 38.4%, to ¥97.0 billion.

For the year ended March 31, 2007, we decreased our total allowance for doubtful accounts by ¥15.1 billion, or 18.4%, to ¥81.9 billion. The allowance for doubtful accounts represented approximately 2.5% and 2.0% of our total receivables (current and non-current) as of March 31, 2006 and 2007, respectively.

Management believes that the evaluation of receivables is reasonable, the balance of the allowance for doubtful accounts is adequate and the receivables are presented at net realizable value; however, these valuations include uncertainties that may result in the need for the company to increase the allowance for doubtful accounts in the future.

2) Valuation of Investments

Our investments consist of debt and equity securities, which are reported using either the cost method or the equity method. The valuation of investments is a critical accounting estimate because fair value is susceptible to change from period to period, and also because the outstanding balance of our investments is significant.

We assess impairment of investments by considering whether a decline in value is other-than-temporary based on the length of time and the extent to which the fair value has been less than the carrying value and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. We assess impairment of available-for-sale securities based on their market values, while equity-method investments and other investments are assessed by considering their market values, financial condition, performance, business circumstance, near-term prospects and future cash flows of the issuer.

If the decline in value is judged to be other-than-temporary, the carrying value of the investment is written down to fair value.

In each of the last three years, we have tested investments for impairment using similar methods and in each year we determined that, based on our assumptions, certain investments should be recognized as impaired. For the years ended March 31, 2005, 2006 and 2007, impairment losses of ¥84.9 billion (including ¥54.4 billion for an impairment loss related to our investment in LAWSON discussed later), ¥8.1 billion, and ¥6.1 billion, respectively, were recognized in "Loss (gain) on marketable securities and investments-net" in the consolidated statements of income to reflect the declines in fair value of certain available-for-sale securities, investments in affiliated companies and other investments that were considered to be other-than-temporary.

For the year ended March 31, 2005, we recognized an impairment loss of ¥54.4 billion on our investment in LAWSON, a 31.7% owned equity-method investee. We evaluate the fair value of our investment in LAWSON based on a comprehensive evaluation of a number of factors, including independent appraisals based on the discounted cash flow ("DCF") method that reflect future business plans and share price movements. At the end of December 2004, we recognized an impairment loss on the investment due to the length of time that the stock market price had stayed below the carrying amount of the investment. The amount of loss was determined as the difference between the carrying amount of the LAWSON investment and the fair value based on the market price at the end of December 2004.

Management believes that the carrying value of its investments is reasonable; however, these valuations are subject to a number of uncertainties which may require further write-downs in the future.

3) Impairment of Long-Lived Assets

We review the carrying value of our long-lived assets, other than goodwill and other intangible assets, to be held and used, and to be disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future net cash flows expected to be generated by the asset. A long-lived asset to be disposed of by sale is reported at the lower of the carrying amount or fair value less costs to sell, and is no longer depreciated. A long-lived asset to be disposed of other than by sale is considered as held and used until disposed of.

If the carrying value of the asset is considered impaired, an impairment loss is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. An asset to be disposed of by sale is reported at the lower of the carrying amount or estimated fair value less costs to sell.

Estimated fair values of assets are primarily determined based on independent appraisals and discounted cash flow analysis. These evaluations use many estimates and assumptions such as future market growth, forecast revenue and costs, expected periods of utilization of the assets, discount rates and other factors.

In each of the last three years, we have determined that, based on our estimates and assumptions, certain long-lived assets should be recognized as impaired. These amounts are included in "Loss (gain) on property and equipment-net" in the consolidated statements of income. For the years ended March 31, 2005, 2006 and 2007, such impairment losses amounted to ¥29.0 billion, ¥5.3 billion and ¥14.1 billion, respectively.

During the year ended March 31, 2007, as a result of a profitability decline caused by the deterioration of business environment due to an increase in competition, and to change in management policies of subsidiaries, we recognized impairment losses for long-lived assets, including equipment used in connection with a phone line project carried out by a subsidiary and chemical plant equipment owned by a subsidiary.

Management believes that the estimates of discounted cash flows and fair values are reasonable; however, these valuations are subject to a number of uncertainties that may change the valuation of the long-lived assets due to unforeseen changes in business assumptions, and as a result, may require us to recognize further impairment in the future.

4) Pension Benefit Costs and Obligations

Employee pension benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. The discount rate and the expected long-term rate of return on plan assets are two critical assumptions in determining periodic pension benefit costs and pension liabilities. We evaluate these assumptions annually or when events occur that may have an impact on these critical assumptions.

The discount rate assumptions are determined on the rate available on high-quality fixed-income investments with a duration that approximately matches our employees' estimated period of service and benefit payments at the respective measurement dates of each plan. We increased the weighted-average discount rate to 2.6%, an increase of 0.2 of a percentage point for the year ended March 31, 2006. For the year ended March 31, 2007, we set the weighted-average discount rate at 3.0%, up 0.4 of a percentage point from the previous year, due to the increase in long-term interest rates.

The assumption for the expected long-term return on plan assets is determined after considering the investment policy, long-term historical returns, asset allocation, and future estimates of long-term investment returns. We estimated the expected long-term rate of return as 3.3% for the year ended March 31, 2006. As there was an upturn in investment returns, due mainly to the performance of the domestic equity market, unrealized actuarial losses decreased. Accordingly, we calculated pension benefit costs for the year ended March 31, 2007 assuming a 4.2% rate of return, an increase of 0.9 of a percentage point from the previous year.

In accordance with U.S. GAAP, the difference between actual results and assumptions is accumulated and amortized over future periods. Therefore, actual results generally affect the expenses and obligations recognized in future periods. Management believes that the actuarial assumptions and methods used are appropriate in the circumstances; however, differences in actual experience or changes in assumptions may affect the pension obligations and future expenses.

5) Revenue Recognition

We are engaged in business activities such as buying and selling of various commodities worldwide, providing financing for customers and suppliers relating to such activities, and organizing and coordinating industrial projects through our global business networks. We conduct import, export, offshore and domestic production, sales, marketing and distribution of a wide variety of products, including steel resources and nonferrous metals, oil and gas products, machinery, information technology and electronics, chemicals, food products and general consumer merchandise. We also perform various services such as consulting, information technology services, technical support, transportation and logistics. Revenue recognition policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance applied to individually complex transactions. In general, we recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when we have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies.

• **Revenues from trading, manufacturing and other activities—** We derive revenues from trading, manufacturing and other activities. Manufacturing and other activities are typically conducted through consolidated subsidiaries.

Trading activities

We derive revenues from margins related to various trading transactions in which we act as a principal, carry commodity inventory, and make a profit or loss on the spread between bid and asked prices for commodities.

Manufacturing activities

Manufacturing activities include the manufacture of a wide variety of products, such as electronics, metals, machinery, chemicals and general consumer merchandise, and the development of natural resources.

Revenues from trading and manufacturing activities are recognized at the time the delivery conditions, as agreed to by customers, are met. These conditions are usually considered to have been met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed and any future obligations are perfunctory and do not affect the customer's final acceptance of the arrangement.

For long-term construction businesses, depending on the nature of the contract, revenues from long-term construction projects are accounted for by the completed contract method, unless costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, in which case we use the percentage-of-completion method.

Other activities

Other activities consist of services, and rental or leasing activities. Service-related activities include performance of various services such as financial and logistics services, information and communications, technical support and other service-related activities. We are also engaged in certain rental or leasing properties, including office buildings, aircraft and other industrial assets.

Revenues from service-related activities are recorded as revenue when the contracted services are rendered to third-party customers pursuant to the agreements. Revenues from rental or leasing activities are recognized over the terms of the underlying leases on a straight-line basis.

• **Trading margins and commissions on trading transactions—** We derive revenues from margins and commissions related to various trading transactions in which we act as a principal or an agent. Through our trading activities, we facilitate our customers' purchases and sales of commodities and other products and charge a commission for this service. The trading margins and commissions are recognized when we have met the general policy conditions as stated above.

6) Derivatives

We utilize derivative instruments primarily to manage interest rate risks, to reduce risk exposure to movements in foreign exchange rates, and to hedge market risks of various inventory and trading commitments. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively "SFAS No. 133"), all derivative instruments are reported on the balance sheet at fair value. SFAS No. 133 establishes criteria for designation and effectiveness of hedging relationships.

With the adoption of SFAS No. 133, we are required to make assumptions in order to estimate the fair value of derivative instruments for which quoted market prices are not available and related hedged items.

We designate the derivative as either a fair value hedge or a cash flow hedge on the date on which the derivative contract is executed as long as the requirements to qualify for hedge accounting can be provided.

Changes in fair values of derivatives that are designated as fair value hedges are recognized in earnings, which offset the changes in fair value of related hedged assets, liabilities and firm commitments. Derivative instruments designated as cash flow hedges include interest rate swaps to convert floating liabilities to fixed rate liabilities and foreign currency swaps to mitigate variability of the functional currency equivalent cash flows of certain debt obligations. Changes in fair values of derivatives that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged transactions occur and are recognized in earnings.

7) Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN No. 48 as of April 1, 2007. The effect of adoption of FIN No. 48 on our consolidated financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 157 as of April 1, 2008. We expect the adoption of SFAS No. 157 will not have a material effect on our consolidated financial position and results of operations.

In November 2006, the EITF reached a consensus on Issue No. 06-9, "Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee." EITF Issue No. 06-9 requires that a parent or an investor report a change to (or the elimination of) a previously existing difference between the parent's reporting period and the reporting period of a consolidated entity or between the reporting period of an investor and the reporting period of an equity method investee in the parent's or investor's consolidated financial statements as a change in accounting principle in accordance with provisions of SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 generally requires voluntary changes in accounting principles to be reported retrospectively unless it is impracticable. EITF Issue No. 06-9 is effective for fiscal years beginning after November 29, 2006. We will adopt EITF Issue No. 06-9 as of April 1, 2007.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 as of April 1, 2008. We are currently reviewing SFAS No. 159 to determine its impact on our consolidated financial position and results of operations.

Six-Year Financial Summary

Mitsubishi Corporation and Subsidiaries
Years Ended March 31

	2002	2003
Performance Measure:		
Operating transactions*1	¥13,230,675	¥13,328,721
Results of Operations:		
Revenues	¥ 3,142,597	¥ 3,321,168
Gross profit	643,922	718,580
Income before cumulative effect of changes in accounting principles	60,702	53,919
Cumulative effect of changes in accounting principles		8,100
Net income	60,702	62,019
Financial Position at Year-End:		
Total assets	¥ 8,148,902	¥ 8,099,500
Working capital	694,282	648,694
Long-term debt, less current maturities	3,238,871	3,085,016
Total shareholders' equity	1,032,499	938,621
Amounts per Share:		
Income before cumulative effect of changes in accounting principles per share:		
Basic EPS	¥38.74	¥34.42
Diluted EPS	38.74	32.26
Cumulative effect of changes in accounting principles per share:		
Basic EPS		5.18
Diluted EPS		4.86
Net income per share:		
Basic EPS	38.74	39.60
Diluted EPS	38.74	37.12
Cash dividends declared for the year	8.00	8.00
Common Stock:		
Number of shares outstanding at year-end*2	1,566,553	1,565,647
Exchange Rates into U.S. Currency:		
(Per the Federal Reserve Bank of New York)		
At year-end	¥132.70	¥118.07
Average for the year	125.64	121.10
Range:		
Low	134.77	133.40
High	115.89	115.71

Notes: The U.S. dollar amounts represent translations, for convenience, of yen amounts at the rate of ¥118=$1.

**1 Operating transactions is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1.*

**2 Treasury stock is not included.*

Millions of Yen				Millions of U.S. Dollars
2004	2005	2006	**2007**	**2007**
¥15,177,010	¥17,132,704	¥19,067,153	**¥20,516,264**	**$173,867**
¥ 3,491,124	¥ 4,145,884	¥ 4,826,944	**¥ 5,086,800**	**$ 43,108**
769,381	877,763	1,051,481	**1,148,101**	**9,730**
116,020	182,369	350,045	**415,895**	**3,525**
116,020	182,369	350,045	**415,895**	**3,525**
¥ 8,392,833	¥ 9,093,372	¥10,411,241	**¥11,485,664**	**$ 97,336**
823,803	1,005,465	1,242,100	**1,355,104**	**11,484**
3,026,170	2,968,143	2,877,149	**2,865,008**	**24,280**
1,224,885	1,504,454	2,379,264	**2,950,931**	**25,008**
Yen				U.S. Dollars
¥74.11	¥116.49	¥215.38	**¥246.52**	**$2.09**
68.40	107.58	205.62	**245.18**	**2.08**
74.11	116.49	215.38	**246.52**	**2.09**
68.40	107.58	205.62	**245.18**	**2.08**
12.00	18.00	35.00	**46.00**	**0.39**
Thousands of Shares				
1,565,557	1,565,749	1,685,767	**1,688,303**	
Yen per U.S. Dollar				
¥104.18	¥107.22	¥117.48	**¥117.56**	
112.75	107.28	113.67	**116.55**	
120.55	114.30	120.93	**121.81**	
104.18	102.26	104.41	**110.07**	

Consolidated Balance Sheets

Mitsubishi Corporation and Subsidiaries
March 31, 2006 and 2007

ASSETS	Millions of Yen 2006	Millions of Yen 2007	Millions of U.S. Dollars (Note 1) 2007
Current assets:			
Cash and cash equivalents (Note 4)	¥ 646,317	¥ **754,776**	**$ 6,396**
Time deposits	7,607	**12,736**	**108**
Short-term investments (Note 4)	188,572	**129,343**	**1,096**
Receivables—trade (Note 21):			
Notes and loans	538,799	**601,881**	**5,101**
Accounts	2,580,476	**2,828,042**	**23,966**
Affiliated companies	224,406	**232,741**	**1,972**
Allowance for doubtful receivables (Note 6)	(44,802)	**(35,779)**	**(303)**
Inventories	840,874	**913,383**	**7,741**
Advance payments to suppliers	161,374	**164,103**	**1,391**
Deferred income taxes (Note 13)	49,493	**40,712**	**345**
Other current assets (Note 14)	190,404	**229,881**	**1,948**
Total current assets	5,383,520	**5,871,819**	**49,761**
Investments and non-current receivables:			
Investments in and advances to affiliated companies (Note 5)	1,090,222	**1,304,817**	**11,058**
Other investments (Note 4)	1,884,656	**2,177,320**	**18,452**
Non-current notes, loans and accounts receivable—trade (Note 21)	493,027	**477,704**	**4,048**
Allowance for doubtful receivables (Note 6)	(52,239)	**(46,164)**	**(391)**
Total investments and non-current receivables	3,415,666	**3,913,677**	**33,167**
Property and equipment—net (Notes 7 and 21)	1,327,272	**1,380,203**	**11,697**
Goodwill (Note 9)	27,437	**34,744**	**294**
Other intangible assets—net (Notes 9 and 14)	67,460	**66,083**	**560**
Other assets (Notes 13 and 14)	189,886	**219,138**	**1,857**
Total	¥10,411,241	**¥11,485,664**	**$97,336**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2006	Millions of Yen 2007	Millions of U.S. Dollars (Note 1) 2007
Current liabilities:			
Short-term debt (Note 12)	¥ 626,155	¥ 612,573	$ 5,191
Current maturities of long-term debt (Note 12)	291,634	346,786	2,939
Payables—trade:			
Notes and acceptances	228,187	239,346	2,028
Accounts	2,206,383	2,453,544	20,793
Affiliated companies	126,832	147,659	1,251
Advances from customers	143,330	146,474	1,241
Accrued income taxes	89,313	152,858	1,296
Other accrued expenses (Note 14)	133,791	139,919	1,186
Other current liabilities (Notes 13, 14 and 15)	295,795	277,556	2,352
Total current liabilities	4,141,420	4,516,715	38,277
Long-term liabilities:			
Long-term debt (Note 12)	2,877,149	2,865,008	24,280
Accrued pension and severance liabilities (Note 14)	40,121	46,599	395
Deferred income taxes (Note 13)	466,663	566,446	4,800
Other long-term liabilities (Note 15)	238,932	222,894	1,889
Total long-term liabilities	3,622,865	3,700,947	31,364
Total liabilities	7,764,285	8,217,662	69,641
Minority interests	267,692	317,071	2,687
Commitments and contingent liabilities (Note 24)			
Shareholders' equity (Notes 16, 17 and 25):			
Common stock—authorized, 2,500,000,000 shares; issued, 2006—1,687,347,445 shares and 2007— 1,689,902,896 shares; outstanding, 2006—1,685,767,182 shares and 2007— 1,688,302,815 shares	197,818	199,228	1,688
Additional paid-in capital	251,598	254,376	2,156
Retained earnings:			
Appropriated for legal reserve	37,695	38,640	328
Unappropriated	1,450,012	1,832,350	15,528
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	544,328	627,523	5,318
Net unrealized gains (losses) on derivatives	(7,151)	2,759	23
Minimum pension liability adjustments	(2,669)		
Defined benefit pension plans		2,228	19
Foreign currency translation adjustments	(91,250)	(4,787)	(40)
Subtotal	443,258	627,723	5,320
Less treasury stock—at cost, 1,580,263 shares in 2006 and 1,600,081 shares in 2007	(1,117)	(1,386)	(12)
Total shareholders' equity	2,379,264	2,950,931	25,008
Total	¥10,411,241	¥11,485,664	$97,336

Consolidated Statements of Income

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2005, 2006 and 2007

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2005	2006	2007	2007
Revenues:				
Revenues from trading, manufacturing and other activities	¥3,518,120	¥4,141,669	**¥4,362,550**	**$36,971**
Trading margins and commissions on trading transactions	627,764	685,275	**724,250**	**6,137**
Total revenues	4,145,884	4,826,944	**5,086,800**	**43,108**
[Operating transactions (Notes 1, 5 and 19): 2005—¥17,132,704 million; 2006—¥19,067,153 million; 2007—¥20,516,264 million—$173,867 million]				
Cost of revenues from trading, manufacturing and other activities	3,268,121	3,775,463	**3,938,699**	**33,378**
Gross profit (Note 19)	877,763	1,051,481	**1,148,101**	**9,730**
Expenses and other:				
Selling, general and administrative (Note 14)	685,022	696,779	**734,706**	**6,226**
Provision for doubtful receivables (Note 6)	9,376	4,838	**1,265**	**11**
Interest expense (net of interest income: 2005—¥41,479 million; 2006—¥46,094 million; 2007—¥59,898 million—$508 million)	1,710	4,435	**14,263**	**121**
Dividend income	(42,402)	(68,135)	**(133,506)**	**(1,131)**
Loss (gain) on marketable securities and investments—net (Notes 4 and 5)	63,757	(51,318)	**(86,770)**	**(735)**
Loss (gain) on property and equipment—net (Notes 7 and 9)	(8,328)	2,139	**7,594**	**64**
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund (Note 14)	(38,534)			
Other expense (income)—net (Notes 9, 10 and 20)	(2,637)	(15,640)	**15,007**	**127**
Total	667,964	573,098	**552,559**	**4,683**
Income from consolidated operations before income taxes	209,799	478,383	**595,542**	**5,047**
Income taxes (Note 13):				
Current	97,313	178,016	**246,437**	**2,088**
Deferred	(3,562)	34,040	**34,697**	**294**
Total	93,751	212,056	**281,134**	**2,382**
Income from consolidated operations	116,048	266,327	**314,408**	**2,665**
Minority interests in income of consolidated subsidiaries	(30,774)	(35,290)	**(45,371)**	**(385)**
Equity in earnings of affiliated companies (Note 5)	97,095	119,008	**146,858**	**1,245**
Net income	¥ 182,369	¥ 350,045	**¥ 415,895**	**$ 3,525**

	Yen			U.S. Dollars (Note 1)
Net income per share (Note 18):				
Basic	¥116.49	¥215.38	**¥246.52**	**$2.09**
Diluted	107.58	205.62	**245.18**	**2.08**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2005, 2006 and 2007

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2005	2006	2007	2007
Net income	¥182,369	¥350,045	**¥415,895**	**$3,525**
Other comprehensive income:				
Net unrealized gains on securities available for sale (Note 4):				
Net unrealized holding gains during the year	208,834	486,145	**169,261**	**1,434**
Reclassification adjustments for net gains included in net income	(3,937)	(36,217)	**(33,081)**	**(280)**
Net change during the year	204,897	449,928	**136,180**	**1,154**
Income tax expense (Note 13)	(83,435)	(184,439)	**(55,840)**	**(473)**
Total	121,462	265,489	**80,340**	**681**
Net unrealized gains (losses) on derivatives (Note 10):				
Net unrealized gains (losses) during the year	8,426	(7,175)	**7,523**	**64**
Reclassification adjustments for net losses (gains) included in net income	(4,246)	(6,937)	**6,363**	**54**
Net change during the year	4,180	(14,112)	**13,886**	**118**
Income tax benefit (expense) (Note 13)	(1,123)	4,078	**(3,969)**	**(34)**
Total	3,057	(10,034)	**9,917**	**84**
Minimum pension liability adjustments (Note 14)	9,097	77,364	**2,007**	**16**
Income tax expense (Note 13)	(3,967)	(41,491)	**(176)**	**(1)**
Total	5,130	35,873	**1,831**	**15**
Foreign currency translation adjustments:				
Translation adjustments during the year	(12,475)	125,394	**88,233**	**748**
Reclassification adjustments for net losses included in net income	485	2,379	**1**	
Net change during the year	(11,990)	127,773	**88,234**	**748**
Income tax benefit (expense) (Note 13)	1,371	147	**(7,890)**	**(67)**
Total	(10,619)	127,920	**80,344**	**681**
Total other comprehensive income	119,030	419,248	**172,432**	**1,461**
Comprehensive income	¥301,399	¥769,293	**¥588,327**	**$4,986**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2005, 2006 and 2007

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2005	2006	2007	2007
Common stock:				
Balance, beginning of year—shares issued, 2005—1,567,193,508 shares, 2006—1,567,399,508 shares, 2007—1,687,347,445 shares	¥ 126,617	¥ 126,705	¥ 197,818	$ 1,676
Issuance of common stock upon exercise of stock options—2005—206,000 shares, 2006—861,300 shares, 2007—893,000 shares (Note 22)	88	375	423	4
Issuance of common stock upon conversion of convertible bonds—2006—119,086,637 shares, 2007—1,662,451 shares (Note 12)		70,738	987	8
Balance, end of year—shares issued, 2005—1,567,399,508 shares, 2006—1,687,347,445 shares, 2007—1,689,902,896 shares	¥ 126,705	¥ 197,818	¥ 199,228	$ 1,688
Additional paid-in capital:				
Balance, beginning of year	¥ 179,506	¥ 179,632	¥ 251,598	$ 2,132
Compensation costs related to stock options (Note 22)		786	1,302	11
Issuance of common stock upon exercise of stock options (Note 22)	87	374	423	4
Repurchase of granted stock options (Note 22)			(56)	
Issuance of common stock upon conversion of convertible bonds (Note 12)		70,738	987	8
Gain on sales of treasury stock	39	68	122	1
Balance, end of year	¥ 179,632	¥ 251,598	¥ 254,376	$ 2,156
Retained earnings appropriated for legal reserve:				
Balance, beginning of year	¥ 36,077	¥ 37,173	¥ 37,695	$ 320
Transfer from unappropriated retained earnings	1,096	522	945	8
Balance, end of year	¥ 37,173	¥ 37,695	¥ 38,640	$ 328
Unappropriated retained earnings:				
Balance, beginning of year	¥ 979,163	¥1,138,509	¥1,450,012	$12,288
Cumulative effect of changes in accounting principles, net of tax (Notes 2.j and 13)			(4,563)	(39)
Net income	182,369	350,045	415,895	3,525
Total	1,161,532	1,488,554	1,861,344	15,774
Deduct:				
Cash dividends paid (annual rate per share: 2005—¥14.0; 2006—¥25.0; 2007—¥40.0—$0.34)	21,927	40,546	67,475	572
Transfer to retained earnings appropriated for legal reserve	1,096	522	945	8
Total	23,023	41,068	68,420	580
The effect of change in fiscal year end of certain subsidiaries, net of tax (Notes 1 and 13)		2,526	39,426	334
Balance, end of year	¥1,138,509	¥1,450,012	¥1,832,350	$15,528
Accumulated other comprehensive income (loss) (net of tax):				
Balance, beginning of year	¥ (95,665)	¥ 23,365	¥ 443,258	$ 3,757
Other comprehensive income	119,030	419,248	172,432	1,461
Adjustment to initially apply SFAS No. 158 (Notes 13 and 14)			2,951	25
The effect of change in fiscal year-end of certain subsidiaries (Notes 1 and 13)		645	9,082	77
Balance, end of year	¥ 23,365	¥ 443,258	¥ 627,723	$ 5,320
Treasury stock:				
Balance, beginning of year	¥ (813)	¥ (930)	¥ (1,117)	$ (10)
Purchases—net	(117)	(187)	(269)	(2)
Balance, end of year	¥ (930)	¥ (1,117)	¥ (1,386)	$ (12)
Total shareholders' equity	¥1,504,454	¥2,379,264	¥2,950,931	$25,008

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2005, 2006 and 2007

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2005	2006	2007	2007
Operating activities:				
Net income	¥ 182,369	¥ 350,045	**¥ 415,895**	**$ 3,525**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	125,224	126,967	**135,471**	**1,148**
Provision for doubtful receivables	9,376	4,838	**1,265**	**11**
Provision for accrued pension and severance liabilities	52,841	23,391	**16,391**	**139**
Loss (gain) on marketable securities and investments—net	63,757	(51,318)	**(86,770)**	**(735)**
Loss (gain) on property and equipment—net	(8,328)	2,139	**7,594**	**64**
Equity in earnings of affiliated companies, less dividends received	(37,535)	(53,060)	**(61,576)**	**(522)**
Deferred income taxes	(3,562)	34,040	**34,697**	**294**
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund	(38,534)			
Changes in operating assets and liabilities:				
Short-term investments—trading securities	(18,105)	(13,349)	**24,692**	**209**
Notes and accounts receivable—trade	(328,149)	(160,672)	**(160,843)**	**(1,363)**
Inventories	(120,225)	(129,157)	**(67,103)**	**(569)**
Notes, acceptances and accounts payable—trade	228,232	156,333	**179,426**	**1,521**
Advance payments to suppliers	48,913	17,795	**(887)**	**(8)**
Advances from customers	(50,038)	35	**(6,351)**	**(54)**
Other accounts receivable	5,289	(6,516)	**28,052**	**238**
Other accounts payable	40,753	40,459	**(21,813)**	**(185)**
Other accrued expenses	(6,206)	3,631	**275**	**2**
Other current assets	(27,828)	(21,528)	**(19,409)**	**(164)**
Other current liabilities	48,318	60,445	**51,018**	**432**
Other long-term liabilities	(14,295)	(26,045)	**(4,172)**	**(35)**
Other—net	(4,077)	(22,157)	**(5,073)**	**(43)**
Net cash provided by operating activities	148,190	336,316	**460,779**	**3,905**
Investing activities:				
Expenditures for property and equipment and other assets	(162,398)	(220,475)	**(165,845)**	**(1,406)**
Proceeds from sales of property and equipment	220,788	37,390	**46,758**	**396**
Investments in and advances to affiliated companies	(132,667)	(182,330)	**(215,991)**	**(1,830)**
Collection of advances to affiliated companies	59,350	62,765	**120,437**	**1,021**
Purchases of available-for-sale securities	(272,326)	(86,636)	**(242,471)**	**(2,055)**
Proceeds from sales and maturities of available-for-sale securities	327,994	240,243	**164,118**	**1,391**
Purchases of other investments	(122,600)	(51,267)	**(26,561)**	**(225)**
Proceeds from sales of other investments	31,881	29,641	**34,342**	**291**
Increase in loans receivable	(200,253)	(186,935)	**(188,882)**	**(1,601)**
Collection of loans receivable	273,281	224,769	**194,508**	**1,648**
Net decrease (increase) in time deposits	(25,468)	38,364	**(2,053)**	**(17)**
Net cash used in investing activities	(2,418)	(94,471)	**(281,640)**	**(2,387)**
Financing activities:				
Net increase (decrease) in short-term debt	8,571	18,843	**(62,752)**	**(532)**
Proceeds from long-term debt—net of issuance cost	629,723	495,233	**487,356**	**4,130**
Repayment of long-term debt	(669,837)	(662,134)	**(497,113)**	**(4,213)**
Payment of dividends	(21,927)	(40,546)	**(67,475)**	**(572)**
Purchases of treasury stock—net	(78)	(63)	**(48)**	
Proceeds from issuing common stocks upon exercise of stock options	175	749	**846**	**7**
Payment due to repurchase of granted stock options (Note 22)			**(56)**	
Net cash used in financing activities	(53,373)	(187,918)	**(139,242)**	**(1,180)**
Effect of exchange rate changes on cash and cash equivalents	936	25,019	**18,716**	**159**
Effect of change in fiscal year-end of certain subsidiaries (Note 1)		(1,634)	**49,846**	**422**
Net increase in cash and cash equivalents	93,335	77,312	**108,459**	**919**
Cash and cash equivalents, beginning of year	475,670	569,005	**646,317**	**5,477**
Cash and cash equivalents, end of year	¥ 569,005	¥ 646,317	**¥ 754,776**	**$ 6,396**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Mitsubishi Corporation and Subsidiaries

1. NATURE OF OPERATIONS AND BASIS OF FINANCIAL STATEMENTS

Nature of Operations—Mitsubishi Corporation (the "parent company") and its consolidated domestic and foreign subsidiaries (together, the "companies") are diverse organizations engaged in a wide variety of activities on a global scale. The companies engage in general trading, including the purchase, supply and distribution, and manufacturing of a wide range of products, including energy, metals, machinery, chemicals and living essentials through the companies' domestic and overseas network. The companies are also involved in diverse business by actively investing in areas such as natural resources development and project development. Some of the companies' basic functions—finance, information, logistics and marketing—enhance the above activities and enable the companies to provide various services to customers. The companies are also engaged in diversified businesses such as creating new business models in environmental, medical and nursing care areas and new technology-related businesses.

Basis of Financial Statements—The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the parent company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2007 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118=$1, the rate of exchange on March 31, 2007. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their respective domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements in order to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments have not been recorded in the statutory books of account.

"Operating transactions," as presented in the consolidated statements of income, is a voluntary disclosure commonly made by other Japanese trading companies and represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker. Operating transactions are not meant to represent sales or revenues in accordance with U.S. GAAP and should not be construed as equivalent to, or a substitute or proxy for, revenues. However, Emerging Issues Task Force ("EITF"), in its discussion of the conclusions reached in EITF Issue No. 99-19, "Reporting Revenue Gross as a Principle versus Net as an Agent," stated: "Some Task Force members observed that the voluntary disclosure of operating transactions for those revenues reported net may be useful to users of financial statements." Management believes operating transactions information is useful to users of the financial statements.

During the years ended March 31, 2006 and 2007, certain subsidiaries changed their fiscal year ends to March 31, primarily from December 31, to conform the subsidiaries' year ends to that of the parent company. The earnings or losses of the subsidiaries for the stub period in excess of 12 months were directly credited or charged to "Unappropriated retained earnings" in order to maintain the comparability of periodic earnings. The other comprehensive income and cash flows of the subsidiaries for the stub period are separately presented in the consolidated statements of shareholders' equity and the consolidated statements of cash flows, respectively.

Certain reclassifications of prior years' amounts have been made to conform to the presentation for 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below:

a. Consolidation and Investments in Subsidiaries and Affiliated Companies—

The consolidated financial statements include the accounts of the parent company and its majority-owned domestic and foreign subsidiaries. In addition, the companies consolidate variable interest entities ("VIEs") where the companies are the primary beneficiary, and will absorb a majority of the VIE's expected losses or residual returns if they occur, under the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," as revised in December 2003 ("FIN No. 46R"). See Note 23 for additional information of the companies' involvement in VIEs. Unincorporated joint ventures, where the companies hold an undivided interest in the assets and are proportionately liable for the liabilities, are proportionately consolidated by the companies. Affiliated companies consist of companies owned 20% to 50%, certain companies owned less than 20% over which the companies exert significant influence, and corporate joint ventures. Investments in affiliated companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated.

The accounts of certain subsidiaries with a fiscal year-end on or after December 31, but prior to the parent company's fiscal year-end of March 31, are consolidated on the basis of the subsidiaries' respective fiscal year-end. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements.

A subsidiary or affiliated company may issue its shares to third parties at amounts per share in excess of or less than the

companies' average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income in the year in which such shares are issued.

b. Foreign Currency Translation—
Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Pursuant to this statement, the assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments, net of tax, are included in accumulated other comprehensive income (loss) ("AOCI"). Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and resulting exchange gains or losses are recognized in earnings, which are included in "Other expense (income) —net" in the consolidated statements of income.

c. Short-term Investments and Other Investments—
All debt securities and marketable equity securities are classified under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as: trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, or available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported, net of tax, in accumulated other comprehensive income until realized. The appropriateness of the classification is reassessed at each balance sheet date in accordance with SFAS No. 115.

The cost of securities sold is determined based on the average cost of the shares of each such security held at the time of sale.

The companies review the fair value of available-for-sale securities on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other-than-temporary. If the decline in value is judged to be other-than-temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are evaluated based on various factors such as the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. The resulting realized loss is included in the consolidated statements of income in the period in which the decline was deemed to be other-than-temporary.

d. Allowance for Doubtful Receivables—
An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

For loans receivables, an allowance for doubtful receivables is recognized when it is probable that the companies will be unable to collect all amounts due according to the contractual terms of the agreement. The impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate (or, alternatively, at the observable market price of the receivable or the fair value of the underlying collateral).

e. Inventories—
Inventories, which mainly consist of commodities and materials, are stated at the lower of cost (principally on a moving-average basis or a specific-identification basis) or market (based on current replacement cost).

f. Property and Equipment—
Property and equipment are stated at cost. Depreciation of property and equipment other than mineral rights is computed principally under the declining-balance method for assets held by the parent company and domestic subsidiaries and under the straight-line method for assets held by foreign subsidiaries, based on the estimated useful lives of the assets ranging principally from 10 to 50 years for buildings, from 5 to 20 years for machinery and equipment and from 12 to 24 years for aircrafts and vessels. Mineral rights are amortized using the unit-of-production method based on the estimated proven or probable reserves. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

g. Impairment of Long-lived Assets—
In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the companies review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the assets. A long-lived asset to be disposed of by sale is reported at the lower of the carrying amount or fair value less costs to sell, and is no longer depreciated. A long-lived asset to be disposed of other than by sale is considered as held and used until disposed of.

h. Goodwill and Other Intangible Assets—
In accordance with SFAS No. 141, "Business Combinations," all business combinations are accounted for by the purchase method. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill (including equity-method goodwill) and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually. Other intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144.

i. Oil and Gas Exploration and Development—
Oil and gas exploration and development costs are accounted for by the successful efforts method of accounting. The costs of acquiring properties, drilling and equipping exploratory wells, and development wells and related plants and equipment are capitalized and amortized using the unit-of-production method. Should the efforts to produce commercial reserves be determined unsuccessful, the exploratory well costs are charged to expense. Other exploration costs such as geological and geophysical costs are expensed as incurred. Proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with SFAS No. 144. If the proved

properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproved properties are assessed at least annually for impairment in accordance with the guidance in SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," with any impairment charged to expense.

j. Mining Operations—
Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using the unit-of-production method based on the proven and probable reserves.

Effective April 1, 2006, the companies adopted EITF Issue No. 04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry." It requires that stripping costs incurred during the production phase of the mine be accounted for as variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.

In accordance with EITF Issue No. 04-6, the cumulative effect of initially adopting this consensus was accounted for as an adjustment to the opening balance of unappropriated retained earnings in the year ended March 31, 2007. As a result, "Unappropriated retained earnings" decreased by ¥4,563 million ($39 million).

k. Employees' Benefit Plans—
The companies have defined benefit pension plans, defined contribution pension plans and unfunded severance indemnity plans. The costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods. The costs of defined contribution pension plans are charged to expense when incurred. The costs of severance indemnity plans are principally accrued based on the vested benefit obligation, which is the amount required to be paid if all employees covered by the severance indemnity plans voluntarily terminated their employment at each balance sheet date.

Effective March 31, 2007, the companies adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" and recognized the funded status of the benefit plans, which is the difference between the fair value of plan assets and benefit obligations, in the consolidated balance sheet at March 31, 2007. See Note 14.

l. Asset Retirement Obligations—
In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," the companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the related long-lived asset. Over the time, the liability is accreted to its present value each period and the asset is depreciated over its useful life.

m. Costs Associated with Exit or Disposal Activities—
Costs associated with an exit or disposal activity are accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under the statement, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan.

n. Stock-based Compensation—
The companies recognize compensation cost in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R") in the financial statements over the period that an employee provides service in exchange for the award. The amount of compensation cost is measured based on the grant-date fair value of the equity instrument issued. Upon application of SFAS No. 123R, the companies used the modified-prospective application method. See Note 22.

o. Revenue Recognition—
The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies.

Revenues from trading, manufacturing and other activities—
The companies derive revenues from trading, manufacturing and other activities. Manufacturing and other activities are typically conducted through consolidated subsidiaries.

Trading Activities—The companies derive revenues from margins related to various trading transactions in which they act as a principal, carry commodity inventory, and make a profit or loss on the spread between bid and asked prices for commodities.

Manufacturing Activities—Manufacturing activities include the manufacture of a wide variety of products, such as electronics, metals, machinery, chemicals and general consumer merchandise, and the development of natural resources.

Revenues from trading and manufacturing activities are recognized at the time the delivery conditions as agreed to by customers are met. These conditions are usually considered to have been met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed and any future obligations are perfunctory and do not affect the customer's final acceptance of the arrangement.

For long-term construction businesses, depending on the nature of the contract, revenues from long-term construction projects are accounted for by the completed contract method, unless costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, in which case the companies use the percentage-of-completion method.

Other Activities—Other activities consist of services, and rental or leasing activities. Service-related activities include performance of various services such as financial and logistics services, information and communications, technical support and other service-related activities.

The companies are also engaged in certain rental or leasing properties, including office buildings, aircrafts and other industrial assets.

Revenues from service-related activities are recorded as revenue when the contracted services are rendered to third-party customers pursuant to the agreement.

Revenues from rental or leasing activities are recognized over the terms of the underlying leases on a straight-line basis.

Trading margins and commissions on trading transactions—The companies derive revenues from margins and commissions related to various trading transactions in which they act as a principal or an agent. Through the companies' trading activities, they facilitate their customers' purchases and sales of commodities and other products and charge a commission for this service. The trading margins and commissions are recognized when the companies have met the general policy conditions as stated above.

p. Advertising Costs—
Advertising costs are expensed when incurred. Advertising costs for the years ended March 31, 2005, 2006 and 2007 were ¥5,736 million, ¥6,739 million and ¥9,813 million ($83 million), respectively.

q. Research and Development Costs—
Research and development costs are charged to expense when incurred. Research and development costs for the years ended March 31, 2005, 2006 and 2007 were ¥2,226 million, ¥2,319 million and ¥2,734 million ($23 million), respectively.

r. Income Taxes—
The provision for income taxes is computed based on "Income from consolidated operations before income taxes" in the accompanying consolidated statements of income. The tax effects of temporary differences between the financial statements and income tax basis of assets and liabilities as well as operating loss carryforwards are recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

s. Derivatives—
The companies utilize derivative instruments primarily to manage interest rate risks, reduce exposure to movements in foreign exchange rates, and to hedge various inventory and trading commitments. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, No. 149 and No. 155 (collectively, "SFAS No. 133"), all derivative instruments are reported on the balance sheet at fair value. SFAS No. 133 establishes criteria for designation and effectiveness of hedging relationships.

Generally, on the date on which the derivative contract is executed, the companies designate such derivative as either a fair value hedge or a cash flow hedge to the extent that hedging criteria are met. Changes in the fair values of derivatives that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. Changes in the fair values of derivatives that are designated as cash flow hedges are deferred and recorded as a component of AOCI until the hedged transactions occur and are recognized in earnings. Changes in fair value of derivatives not designated as hedging instruments and those held or issued for trading purposes are recorded currently in earnings. See Note 10.

t. Use of Estimates in the Preparation of the Financial Statements—
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. Significant estimates underlying the accompanying consolidated financial statements include the allowance for doubtful accounts, valuation of investments, valuation of long-lived assets, pension and asset retirement obligations.

u. Earnings per Share ("EPS")—
Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted EPS is computed by using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of stock options and convertible bonds that were outstanding during the year. See Note 18.

v. Consolidated Statements of Cash Flows—
For purposes of the consolidated statements of cash flows, cash equivalents are defined as highly liquid investments, including short-term time deposits, which are readily convertible into cash and have no significant risk of changes in value.

Additional cash flow information was as follows:

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	2007	2007
Cash paid during the year for:				
Interest (net of amounts capitalized)	¥ 46,547	¥ 51,118	**¥ 73,345**	**$ 622**
Income taxes	91,193	132,853	**182,717**	**1,548**
Non-cash investing and financing activities:				
Exchange of shares in connection with business combinations and reorganizations involving investees:				
Fair market value of shares received	10,177	719	**4,060**	**34**
Cost of shares surrendered	9,951	189	**888**	**8**
Acquisition of subsidiaries:				
Fair value of assets acquired	127,113	138,080	**143,541**	**1,216**
Fair value of liabilities assumed	94,159	106,657	**102,069**	**865**
Minority interests assumed	15,530	4,921	**11,162**	**94**
Cash paid, net	17,424	26,502	**30,310**	**257**
Acquisition of investment by business split-off:				
Transferred assets			**77,296**	**655**
Transferred liabilities			**68,609**	**581**
Acquired investment			**8,687**	**74**
Issuance of common stock upon conversion of convertible bonds		141,476	**1,974**	**17**

w. Guarantees—
In accordance with FIN No. 45, "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, " the companies recognize, at the inception of a guarantee, a liability for fair value of the obligation undertaken for the guarantee.

x. New Accounting Standards—
In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The companies will adopt FIN No. 48 as of April 1, 2007. The effect of adoption of FIN No. 48 on the companies' consolidated financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The companies will adopt SFAS No. 157 as of April 1, 2008. The companies expect the adoption of SFAS No. 157 will not have a material effect on the companies' consolidated financial position and results of operations.

In November 2006, the EITF reached a consensus on Issue No. 06-9, "Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee." EITF Issue No. 06-9 requires that a parent or an investor report a change to (or the elimination of) a previously existing difference between the parent's reporting period and the reporting period of a consolidated entity or between the reporting period of an investor and the reporting period of an equity method investee in the parent's or investor's consolidated financial statements as a change in accounting principle in accordance with provisions of SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 generally requires voluntary changes in accounting principles to be reported retrospectively unless it is impracticable. EITF Issue No. 06-9 is effective for fiscal years beginning after November 29, 2006. The companies will adopt EITF Issue No. 06-9 as of April 1, 2007.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The companies will adopt SFAS No. 159 as of April 1, 2008. The companies are currently reviewing SFAS No. 159 to determine its impact on the companies' consolidated financial position and results of operations.

3. ACQUISITIONS

Meidi-ya Corporation—In April 2005, the companies acquired the wholesale foods and alcoholic beverages business from Meidi-Ya Co., Ltd. ("Meidi-Ya") through Meidi-ya Corporation in which the parent company owns 51% controlling interests. The acquisition allows the companies to expand the business by combining the business honor, functions and personnel of Meidi-Ya with an information network, reputation for reliability and financial strength of the companies.

The acquisition was accounted for in accordance with SFAS No. 141 and, accordingly, the acquisition cost of ¥2,550 million was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. Total amounts assigned to acquired assets and assumed liability at the date of acquisition were ¥71,443 million and ¥66,443 million, respectively. The results of operations of Meidi-ya Corporation have been included in the companies' consolidated statement of income since the acquisition date.

Private Equity Portfolio Companies in North America—One of the U.S. subsidiaries, which is in the business of acquiring private equity portfolio companies, acquired the following three companies during the year ended March 31, 2006: (1) Nutritional Holdings, Inc., a dietary supplements manufacturing company, (2) Milton's Fine Foods, Inc., a company involved in the marketing and selling of baked goods and frozen entrees, and (3) InterFlex Holdings, Inc., a company involved in the designing, printing, converting and marketing of flexible packaging material.

The aggregate fair value of the acquired net assets was ¥6,642 million and the aggregate purchase price was ¥10,924 million. The value assigned to the acquired intangible assets was ¥3,349 million which consisted primarily of customer relationships of ¥1,707 million, being amortized on a straight-line basis ranging between 5 years and 13 years, and trademarks of ¥1,190 million, being amortized on a straight-line basis over 5 years. Goodwill of ¥4,282 million was recognized at the date of acquisition. The company made an additional payment as the consideration related to these acquisitions during the year ended March 31, 2007, which result in additional goodwill of ¥796 million ($7 million).

The company acquired the following two companies during the year ended March 31, 2007: (1) Avon Automotive Holdings, Inc., a company involved in the manufacturing of rubber and polymer products primarily for the automotive industry, and (2) P&O Packaging, Ltd., a company involved in the manufacturing and marketing of polyethylene film for sale to the packaging and film converting industries.

The aggregate fair value of the acquired net assets was ¥12,974 million ($110 million) and the aggregate purchase price was ¥16,873 million ($143 million). The value assigned to the acquired intangible assets was ¥1,362 million ($12 million) which consisted primarily of customer relationships of ¥1,199 million ($10 million), being amortized on a straight-line basis ranging between 13 years and 15 years. Goodwill of ¥3,899 million ($33 million) was recognized at the date of acquisition.

4. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

Debt and Marketable Equity Securities—Pursuant to SFAS No. 115, substantially all of the companies' debt securities, principally corporate bonds and commercial paper, and marketable equity securities, were classified as available-for-sale except for certain items categorized as trading securities. Information regarding each category of securities classified as trading and available-for-sale at March 31, 2006 and 2007 was as follows:

	Millions of Yen			
March 31, 2006	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Trading				¥ 136,993
Available-for-sale:				
Equity securities	¥414,987	¥976,166	¥ (836)	1,390,317
Debt securities	221,964	2,506	(1,267)	223,203

	Millions of Yen			
March 31, 2007	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Trading				**¥ 86,772**
Available-for-sale:				
Equity securities	**¥526,289**	**¥1,116,034**	**¥(726)**	**1,641,597**
Debt securities	**446,329**	**5,704**	**(300)**	**451,733**

	Millions of U.S. Dollars			
March 31, 2007	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Trading				**$ 735**
Available-for-sale:				
Equity securities	**$4,460**	**$9,458**	**$(6)**	**13,912**
Debt securities	**3,782**	**49**	**(3)**	**3,828**

The carrying amounts of available-for-sale securities included in cash and cash equivalents in the consolidated balance sheets were ¥49,996 million and ¥212,566 million ($1,801 million) for the years ended March 31, 2006 and 2007, respectively.

The carrying values of debt securities classified as available-for-sale at March 31, 2007, by contractual maturity, were as follows:

	Millions of Yen	Millions of U.S. Dollars
Due in one year or less	**¥254,526**	**$2,157**
Due after one year through five years	**95,506**	**809**
Due after five years through ten years	**82,506**	**699**
Due after ten years	**19,195**	**163**
Total	**¥451,733**	**$3,828**

Proceeds from sales and gross realized gains and losses on available-for-sale securities for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Proceeds from sales	¥327,994	¥240,243	**¥164,118**	**$1,391**
Gross realized gains	¥ 18,698	¥ 37,839	**¥ 36,807**	**$ 312**
Gross realized losses	(1,346)	(747)	**(345)**	**(3)**
Net realized gains	¥ 17,352	¥ 37,092	**¥ 36,462**	**$ 309**

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were gains of ¥1,718 million, ¥10,306 million and ¥1,874 million ($16 million), for the years ended March 31, 2005, 2006 and 2007, respectively.

For the years ended March 31, 2005, 2006 and 2007, losses of ¥12,408 million, ¥572 million and ¥2,568 million ($22 million), respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.

The following table sets forth gross unrealized losses and the fair value of the companies' investments which have unrealized losses that are not deemed to be other-than-temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006 and 2007:

	Millions of Yen					
	Less than 12 Months		12 Months or Longer		Total	
March 31, 2006	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	¥ 1,504	¥ (108)	¥3,326	¥(728)	¥ 4,830	¥ (836)
Debt securities	33,372	(1,002)	3,446	(265)	36,818	(1,267)
Total	¥34,876	¥(1,110)	¥6,772	¥(993)	¥41,648	¥(2,103)

	Millions of Yen					
	Less than 12 Months		12 Months or Longer		Total	
March 31, 2007	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	**¥ 5,255**	**¥(638)**	**¥ 639**	**¥(88)**	**¥ 5,894**	**¥ (726)**
Debt securities	**17,939**	**(293)**	**8,261**	**(7)**	**26,200**	**(300)**
Total	**¥23,194**	**¥(931)**	**¥8,900**	**¥(95)**	**¥32,094**	**¥(1,026)**

	Millions of U.S. Dollars					
	Less than 12 Months		12 Months or Longer		Total	
March 31, 2007	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	**$ 45**	**$(5)**	**$ 5**	**$ (1)**	**$ 50**	**$(6)**
Debt securities	**152**	**(3)**	**70**		**222**	**(3)**
Total	**$197**	**$(8)**	**$75**	**$ (1)**	**$272**	**$(9)**

Marketable equity securities—The companies' unrealized losses on investments in marketable equity securities mainly relate to common stock of approximately 80 customers and suppliers of the companies. The unrealized losses were due to changes in market prices. The fair value of individual investments is approximately 1% to 46% less than cost. Based on the companies' ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, and the considerable overall market recovery during the current year, the companies do not consider these investments to be other-than-temporarily impaired at March 31, 2007.

Debt securities—The companies' unrealized losses on investments in debt securities, which relate to approximately 10 corporate bonds with individual fair value of approximately 0.1% to 30% less than cost, were ¥300 million ($3 million) at March 31, 2007. The unrealized losses were mainly caused by changes of interest rates, foreign currency exchange rates and credit spreads. Credit spreads of corporate bonds have increased slightly, however, as a part of their ongoing review process, the companies currently do not believe that it is probable that they will be unable to collect all amounts due according to the contractual terms of the investment. The companies have the ability and intent to hold these investments for a period of time sufficient for a recovery of fair value. Therefore, the companies do not consider these investments to be other-than-temporarily impaired at March 31, 2007.

In connection with certain business combinations undertaken by entities in which the parent company held shares, the parent company recognized gains or losses on the exchange of its investment for the acquiree's shares, based on the difference between the fair value of the acquirer's shares and the recorded basis of the shares surrendered, amounting to gains of ¥395 million, ¥530 million and ¥3,172 million ($27 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

Investments Other than Debt and Marketable Equity Securities—Other investments include investments in non-marketable equity securities of unaffiliated customers, suppliers and certain financial institutions, which include certain preferred stocks, amounting to ¥307,967 million and ¥277,120 million ($2,349 million) at March 31, 2006 and 2007, respectively. Other investments also include guarantee deposits, investments in non-current time deposits, etc., amounting to ¥64,744 million and ¥62,007 million ($525 million) at March 31, 2006 and 2007, respectively.

Investments in non-marketable equity securities of unaffiliated companies are carried at cost ("cost-method investments"), as fair value is not readily determinable. However, if there are identified events or circumstances that have a significant adverse effect on the fair value of an investment, the fair value is estimated to have declined and such decline is judged to be other-than-temporary, the investment is written down to its estimated fair value.

Cost-method investments of ¥305,188 million and ¥272,390 million ($2,308 million) at March 31, 2006 and 2007, respectively, were not evaluated for impairment since there were no identified events or circumstances that would have had a significant adverse effect on fair values of investments and the companies determined that it was not practicable to estimate the fair values of the investments.

Impairment losses recognized for cost-method investments were ¥17,319 million, ¥7,497 million and ¥1,698 million ($14 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

5. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Affiliated companies consist of companies owned 20% to 50%, certain companies owned less than 20% over which the companies exert significant influence, and corporate joint ventures. Investments in affiliated companies are accounted for by the equity method.

Such investments include, but are not limited to, the companies' investments in Sakhalin Energy Investment Company Ltd. (20.00%), LAWSON, INC. ("LAWSON," 31.03%), Japan Australia LNG (MIMI) Pty, Ltd. (50.00%), ONEENERGY LIMITED (50.00%), MI Berau B.V. ("MI Berau," 56.00%), HOKUETSU PAPER MILLS, LTD. (24.09%), SPDC Ltd. (21.09%), MOZAL S.A.R.L. (25.00%).

The affiliated companies operate mainly in the manufacturing, resource development and service industries, and substantially participate in the companies' operating transactions as either purchasers or suppliers. Such companies principally operate in Japan, Asia, Oceania, Europe and North America.

Investments in and advances to affiliated companies at March 31, 2006 and 2007 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Investments in capital stock	¥1,041,750	**¥1,265,950**	**$10,729**
Advances	48,472	**38,867**	**329**
Total	¥1,090,222	**¥1,304,817**	**$11,058**

Investments in capital stock include ¥107,237 million and ¥105,229 million ($892 million) at March 31, 2006 and 2007, respectively, representing the balance of goodwill.

Investments in capital stock of affiliated companies included marketable equity securities with carrying amounts of ¥239,505 million and ¥268,672 million ($2,277 million), which included capital stock of LAWSON of ¥127,887 million and ¥131,230 million ($1,112 million), at March 31, 2006 and 2007, respectively. Corresponding aggregate quoted market values were ¥363,076 million and ¥302,933 million ($2,567 million), which included LAWSON with quoted market values of ¥143,529 million and ¥146,769 million ($1,244 million) at March 31, 2006 and 2007, respectively.

The companies evaluate the fair value of investments in LAWSON based on a comprehensive evaluation of a number of factors, including independent appraisals based on the discounted cash flow method that reflected future business plans and share price movements. In the third quarter of the year ended March 31, 2005, the companies recognized an impairment loss of ¥54,439 million on investment in LAWSON due to the length of time that the stock market price had stayed below the carrying amount of the investment. The amount of loss was determined as the difference between the carrying amount of the LAWSON investment and the fair value based on the market price at the end of December 2004 and was included in "Loss (gain) on marketable securities and investments—net" in the consolidated statement of income for the year ended March 31, 2005.

The companies hold a 56% ownership interest in MI Berau, a Netherlands corporation, a joint venture participating in the Tangguh LNG Project in Indonesia, with INPEX CORPORATION ("INPEX"), a minority shareholder holding a 44% ownership interest. Under the joint venture agreement with INPEX, significant decisions regarding MI Berau's operations require unanimous consent by the companies and INPEX. The rights given to INPEX in the joint venture agreement are considered as substantive participating rights, and control over the operations or assets of MI Berau no longer rests with the companies. Accordingly, the companies account for MI Berau by equity method which is in accordance with EITF Issue No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights."

Certain financial information with respect to the affiliated companies, which are accounted for by the equity method, for the years ended March 31, 2005, 2006 and 2007 was presented below:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Current assets	¥2,139,171	**¥2,595,360**	**$21,994**
Property and equipment—net	3,331,337	**4,123,287**	**34,943**
Other assets	1,168,650	**1,353,182**	**11,468**
Total assets	¥6,639,158	**¥8,071,829**	**$68,405**
Current liabilities	¥1,930,931	**¥2,328,111**	**$19,730**
Non-current liabilities	1,497,916	**1,590,735**	**13,481**
Minority interest	19,620	**32,697**	**277**
Shareholders' equity	3,190,691	**4,120,286**	**34,917**
Total liabilities and shareholders' equity	¥6,639,158	**¥8,071,829**	**$68,405**

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	2007	2007
Operating transactions	¥4,611,073	¥5,722,770	**¥7,219,709**	**$61,184**
Gross profit	¥1,143,004	¥1,370,868	**¥1,564,962**	**$13,262**
Net income	¥ 275,505	¥ 379,294	**¥ 464,788**	**$ 3,939**

Operating transactions for the years ended March 31, 2005, 2006 and 2007 included ¥926,101 million, ¥1,095,523 million and ¥1,193,947 million ($10,118 million), respectively, in which affiliated companies participated as purchasers from, and ¥1,125,680 million, ¥1,186,015 million and ¥1,310,261 million ($11,104 million), respectively, in which they participated as suppliers to the companies.

Dividends received from affiliated companies for the years ended March 31, 2005, 2006 and 2007 were ¥59,560 million, ¥65,948 million and ¥85,282 million ($723 million), respectively.

6. ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the allowance for doubtful receivables was presented for the years ended March 31, 2005, 2006 and 2007 as follows:

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	2007	2007
Balance, beginning of year	¥166,986	¥157,424	**¥ 97,041**	**$ 822**
Provision for doubtful receivables	9,376	4,838	**1,265**	**11**
Net charge-offs:				
Charge-offs	(26,945)	(74,076)	**(20,683)**	**(175)**
Recoveries	5,980	8,554	**4,517**	**38**
Total net charge-offs	(20,965)	(65,522)	**(16,166)**	**(137)**
Other*	2,027	301	**(197)**	**(2)**
Balance, end of year	¥157,424	¥ 97,041	**¥ 81,943**	**$ 694**

*"Other" principally includes the effect of consolidation/deconsolidation of certain subsidiaries and the effect of changes in foreign currency exchange rates.

At March 31, 2006 and 2007, the total recorded investment in loans that were considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," including those trade receivables with terms exceeding one year, was ¥67,701 million and ¥47,801 million ($405 million), respectively, and the related allowance for credit losses provided at each year-end was ¥59,844 million and ¥41,137 million ($349 million), respectively.

The average amounts of impaired loans during the years ended March 31, 2006 and 2007 were ¥105,354 million and ¥57,751 million ($489 million), respectively.

Interest income on impaired loans recognized for each of the three years in the period ended March 31, 2007 was not material. The companies generally recognize interest income on impaired loans on a cash basis.

7. PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2006 and 2007 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Real estate held for development and resale	¥ 56,655	**¥ 80,598**	**$ 683**
Land	260,161	**262,825**	**2,227**
Buildings, including leasehold improvements	517,108	**594,780**	**5,041**
Machinery and equipment	652,556	**732,704**	**6,209**
Aircrafts and vessels	422,540	**367,920**	**3,118**
Mineral rights	167,838	**187,982**	**1,593**
Projects in progress	74,054	**55,584**	**471**
Total	2,150,912	**2,282,393**	**19,342**
Less accumulated depreciation	(823,640)	**(902,190)**	**(7,645)**
Property and equipment—net	¥1,327,272	**¥1,380,203**	**$11,697**

Depreciation expense for the years ended March 31, 2005, 2006 and 2007 was ¥102,794 million, ¥104,725 million and ¥110,973 million ($940 million), respectively.

The impairment loss on long-lived assets for the year ended March 31, 2007 relates principally to equipment used in connection with a phone line project carried out by a subsidiary and chemical plant equipment owned by a subsidiary. For the years ended March 31, 2005 and 2006, these losses were principally due to distribution centers, warehouse and land held for lease owned by subsidiaries, and equipment used in connection with a satellite project carried out by a subsidiary. The impairments for the year ended March 31, 2007, mainly related to declining profitability resulting from the deterioration of business environment caused by an increase in competition, and to changes in management policies of subsidiaries. The impairment for the years ended March 31, 2005 and 2006, also mainly related to declining profitability resulting from the deterioration of business environment and to changes in management policies of subsidiaries.

Impairment losses recognized for the years ended March 31, 2005, 2006 and 2007 were applicable to the following segments:

	Millions of Yen			Millions of U.S. Dollars
Segment	2005	2006	2007	2007
New Business Initiative	¥10,124	¥ 52	**¥ 629**	**$ 5**
Energy Business	9,380	693	**1,227**	**10**
Metals	6,324	267	**6,066**	**52**
Machinery	2,135	1,775	**1,278**	**11**
Chemicals	50		**4,621**	**39**
Living Essentials	1,015	2,509	**277**	**2**
Other*	10	4		
Total	¥29,038	¥5,300	**¥14,098**	**$119**

* "Other" represents impairment losses attributable to assets for corporate use which have not been allocated to specific operating segments.

These impairment losses were included in "Loss (gain) on property and equipment—net" in the accompanying consolidated statements of income and were determined by the difference between the carrying value and the estimated fair value of these assets. Estimated fair values of assets were primarily determined based on independent appraisals and discounted cash flow analyses.

Capitalized interest was ¥1,696 million, ¥1,798 million and ¥42 million ($0 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

8. PLEDGED ASSETS

At March 31, 2007, assets pledged as collateral for short-term debt, long-term debt and contingent liabilities of the companies were as follows:

	Millions of Yen	Millions of U.S. Dollars
Notes, loans and accounts receivable—trade (current and non-current)	**¥ 63,821**	**$ 541**
Non-current investment securities (carrying value)	**12,883**	**109**
Property and equipment (net of accumulated depreciation)	**276,368**	**2,342**
Other	**55,011**	**466**
Total	**¥408,083**	**$3,458**

The above pledged assets were classified by type of liabilities to which they relate as follows:

	Millions of Yen	Millions of U.S. Dollars
Short-term debt	**¥ 46,632**	**$ 395**
Long-term debt	**299,794**	**2,541**
Contingent liabilities—guarantees of contracts	**61,657**	**522**
Total	**¥408,083**	**$3,458**

Trust receipts issued under customary import financing arrangements give banks a security interest in the merchandise imported and/or the accounts receivable or sales proceeds resulting from the sale of such merchandise. The companies follow the practice of repaying the related notes and acceptances payable at maturity without applying the sales proceeds to specific notes or acceptances. The large number of transactions makes it impracticable to determine the aggregate amounts of assets covered by outstanding trust receipts.

See Note 12 for a description of the right of the lending banks to require the companies to provide collateral (or additional collateral) not included in pledged assets summarized in the first paragraph of this note.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are not amortized and other intangible assets with finite useful lives are amortized over their respective estimated useful lives.

Other Intangible Assets

The following tables present information regarding carrying amounts and accumulated amortization balances of other intangible assets by major asset class at March 31, 2006 and 2007:

	Millions of Yen		
March 31, 2006	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets subject to amortization:			
Software	¥ 62,656	¥(32,978)	¥29,678
Manufacturing, sales and services licenses, and trademarks	39,017	(21,721)	17,296
Customer relationship	1,829	(104)	1,725
Other	12,583	(5,444)	7,139
Total	¥116,085	¥(60,247)	¥55,838
Intangible assets not subject to amortization:			
Rights to use land			¥ 2,745
Customer relationship			2,797
Others			6,051
Total			¥11,593

	Millions of Yen			Millions of U.S. Dollars		
March 31, 2007	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets subject to amortization:						
Software	**¥ 65,152**	**¥(36,569)**	**¥28,583**	**$ 552**	**$(310)**	**$242**
Manufacturing, sales and services licenses, and trademarks	**51,650**	**(34,925)**	**16,725**	**438**	**(296)**	**142**
Customer relationship	**3,045**	**(239)**	**2,806**	**26**	**(2)**	**24**
Other	**12,545**	**(6,149)**	**6,396**	**106**	**(52)**	**54**
Total	**¥132,392**	**¥(77,882)**	**¥54,510**	**$1,122**	**$(660)**	**$462**
Intangible assets not subject to amortization:						
Rights to use land			**¥ 2,743**			**$ 23**
Customer relationship			**2,365**			**20**
Others			**6,465**			**55**
Total			**¥11,573**			**$ 98**

Intangible assets subject to amortization acquired during the year ended March 31, 2006 amounted to ¥18,741 million, which primarily consisted of ¥1,707 million of customer relationships and ¥13,133 million of software. The weighted-average amortization period for the customer relationship ranges from 5 to 13 years. The weighted-average amortization period for software is 5 years.

Intangible assets subject to amortization acquired during the year ended March 31, 2007 amounted to ¥16,622 million ($141 million), which primarily consisted of ¥9,732 million ($82 million) of software, ¥3,887 million ($33 million) of a manufacturing and sales license related to the automobile business in certain Asian countries and ¥1,199 million ($10 million) of customer relationships. The weighted-average amortization period for software is 5 years. The weighted-average amortization period for the manufacturing and sales license is 4 years. The weighted-average amortization period for the customer relationship ranges from 13 to 15 years.

Intangible assets not subject to amortization acquired during the years ended March 31, 2006 and 2007 totaled ¥1,798 million and ¥63 million ($1 million), respectively.

Amortization expense for intangible assets subject to amortization was ¥17,166 million, ¥16,952 million and ¥18,066 million ($153 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

As of March 31, 2007, estimated amortization expense in each of the next five years is as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2008	¥15,922	$135
2009	12,433	105
2010	9,821	83
2011	5,916	50
2012	3,054	26

Based on the results of the impairment testing, impairment losses of ¥5,987 million, ¥1,863 million and ¥1,688 million ($14 million) were recorded for the years ended March 31, 2005, 2006 and 2007, respectively.

These impairment losses consist primarily of the losses of ¥4,922 million and ¥1,652 million on the service right in the Machinery group for the years ended March 31, 2005 and 2006, respectively, which were caused by the decline of the estimated cash flows.

These impairment losses are included in "Loss (gain) on property and equipment—net."

Goodwill

The following tables show changes in the carrying amount of goodwill by reporting operating segment for the years ended March 31, 2006 and 2007:

	March 31, 2006				
	Millions of Yen				
Segment	Balance, Beginning of Year	Goodwill Additions	Impairment Losses	Other*	Balance, End of Year
New Business Initiative	¥ 719	¥ 102		¥ (42)	¥ 779
Energy Business	276	1		1	278
Metals	8,453			(198)	8,255
Machinery	1,440			(255)	1,185
Chemicals	4,467		¥(2,930)	(44)	1,493
Living Essentials	13,506	17		(3,712)	9,811
Other	1,439	4,282	(683)	598	5,636
Total	¥30,300	¥4,402	¥(3,613)	¥(3,652)	¥27,437

	March 31, 2007									
	Millions of Yen					Millions of U.S. Dollars				
Segment	Balance, Beginning of Year	Goodwill Additions	Impairment Losses	Other*	Balance, End of Year	Balance, Beginning of Year	Goodwill Additions	Impairment Losses	Other*	Balance, End of Year
New Business Initiative	**¥ 779**	**¥ 11**		**¥ (1)**	**¥ 789**	**$ 7**				**$ 7**
Energy Business	**278**			**(278)**		**2**			**$(2)**	
Metals	**8,255**	**336**		**64**	**8,655**	**70**	**$ 3**			**73**
Machinery	**1,185**	**118**			**1,303**	**10**	**1**			**11**
Chemicals	**1,493**			**(831)**	**662**	**13**			**(7)**	**6**
Living Essentials	**9,811**	**3,927**		**438**	**14,176**	**83**	**33**		**4**	**120**
Other	**5,636**	**4,695**	**¥(838)**	**(334)**	**9,159**	**48**	**40**	**$(7)**	**(4)**	**77**
Total	**¥27,437**	**¥9,087**	**¥(838)**	**¥(942)**	**¥34,744**	**$233**	**$77**	**$(7)**	**$(9)**	**$294**

*"Other" includes effects of divestitures, foreign currency exchange rate changes and adjustment for pre-acquisition contingencies.

As a result of impairment tests of goodwill, no impairment loss was recognized during the year ended March 31, 2005. During the years ended March 31, 2006 and 2007, the companies recognized impairment losses of ¥3,613 million and ¥838 million ($7 million), respectively, which are included in "Other expense (income)—net." See Note 20.

An impairment loss of ¥2,930 million was recognized in the Chemicals group during the year ended March 31, 2006 related to a foreign subsidiary which is engaged in operations in the petrochemical industry. Since the subsidiary experienced a decrease in profitability due to the intensity of the competitive environment and higher material cost, the net book value exceeded the fair value of the subsidiary and the companies recognized the impairment loss. The companies determined the fair value using the discounted future cash flow method.

10. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Overall Risk Management—The companies, in the normal course of business, are exposed to market risks from changes in interest rates, foreign exchange rates, and commodity and equity prices. To manage the exposures to these risks, the companies generally identify their net exposures and take advantage of natural offsets. Additionally, the companies enter into various derivative transactions pursuant to the companies' risk management policies in response to counterparty exposure and to hedge specific risks.

The primary types of derivatives used by the companies are interest rate swaps, forward exchange contracts, currency swaps and commodity futures contracts. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. Whenever practical, designation is performed on a specific exposure basis to qualify for hedge accounting. In these circumstances, the companies assess, both at the inception of the hedge and on an on-going basis, whether the hedging derivatives are highly effective in offsetting changes in fair values or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the companies will discontinue hedge accounting.

The companies seek to minimize credit risk associated with derivative contracts by limiting counterparties to major international financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties.

Interest Rate Risk Management—The companies' financing, investing and cash management activities are exposed to market risk from changes in interest rates. In order to manage these exposures, the companies have entered into interest rate swap contracts. Interest rate swaps are used, in most instances, to convert fixed rate assets or debts to floating rate assets or debts, as well as convert some floating rate assets or debts to a fixed basis. The objective of maintaining this mix of fixed and floating rate assets and debt allows the companies to manage the overall value of cash flows attributable to certain assets and debt instruments.

Foreign Currency Risk Management—The companies operate globally and are exposed to foreign currency risks related to purchasing, selling, financing and investing in currencies other than the local currencies in which the companies operate. The companies' strategy to manage foreign currency risks is to net foreign currency exposures on recognized assets, liabilities and unrecognized firm commitments by taking advantage of natural offsets, and purchase forward exchange contracts and other contracts to preserve the economic value of cash flows in non-functional currencies. The companies believe that in circumstances where these foreign currency contracts have not been designated as hedging instruments under SFAS No. 133, such contracts effectively hedge the impact of the variability in exchange rates. Principal currencies hedged include the U.S. dollar, the Euro and the Australian dollar.

Commodity Price Risk Management—The companies are exposed to price fluctuations of various commodities used in their trading and other operating activities. The companies enter into commodity futures, forwards, options and swaps contracts, to hedge the variability in commodity prices in accordance with their risk management procedures. Except in certain cases where these contracts have been designated as a cash flow hedge, they are generally not designated as hedging instruments under SFAS No. 133.

Fair Value Hedge—Derivative instruments designated as fair value hedges primarily relate to interest rate swaps used to convert fixed rate assets or debt obligations to floating rate assets or debts. Changes in fair values of hedged assets and debt obligations, and hedging derivative instruments are recognized in earnings in "Other expense (income)—net." The amount of hedge ineffectiveness recognized on fair value hedges was gains of ¥113 million and ¥8 million for the years ended March 31, 2005 and 2006, respectively, and losses of ¥79 million ($1 million) for the year ended March 31, 2007. During the same periods, no fair value hedges for firm commitments were derecognized.

Cash Flow Hedge—Derivative instruments designated as cash flow hedges include interest rate swaps to convert floating rate liabilities to fixed rate liabilities and foreign currency swap contracts to eliminate variability in functional-currency-equivalent cash flows on certain debt obligations. Additionally, commodity swaps and futures contracts with maturities of not more than 10 years are utilized and qualify as cash flow hedges. Current open contracts hedge forecasted transactions until 2016. There was no amount of hedge ineffectiveness on cash flow hedge or net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2005, 2006 and 2007. Derivative gains and losses included in AOCI are reclassified into earnings at the time that the associated hedged transactions impact the income statement. Approximately ¥1,200 million ($10 million) of these net derivative losses, net of tax, included in AOCI at March 31, 2007 will be reclassified into earnings within 12 months from that date. During the year ended March 31, 2007, no cash flow hedges for forecasted commitments were derecognized.

Hedge of the Net Investment in Foreign Operations—The parent company enters into foreign exchange forward contracts to hedge the foreign currency exposures of its net investments in foreign operations. Changes in fair values of hedging instruments have been included in foreign currency translation adjustments within "Other comprehensive income." The net amount of gains or losses included in the foreign currency translation adjustments was gains of ¥1,652 million, losses of ¥14,881 million and ¥20,508 million ($174 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

Derivative Instruments Used for Other than Hedging Activities—The parent company and certain subsidiaries enter into derivative financial instruments as a part of their trading activities. The companies clearly distinguish derivatives used in trading activities from derivatives used for risk management purposes. As part of their internal control policies, the companies have set strict limits on the positions which can be taken in order to minimize potential losses for these derivative transactions and periodically monitor the open positions for compliance.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The companies, in the normal course of their business, are parties to various financial instruments. The companies engage in operating transactions with a significant number of customers in a wide variety of industries all over the world, and their receivables from and guarantees to such parties are broadly diversified. Consequently, in management's opinion, no significant concentration of credit risk exists for the companies. Credit risk exposure of these financial instruments in the event of counterparty nonperformance is controlled through credit approvals, limits and monitoring procedures based on the credit policies. The companies require collateral to the extent considered necessary.

The estimated fair value of financial instruments has been determined using available market information or valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Current Financial Assets and Current Financial Liabilities—The estimated fair values of cash and cash equivalents, time deposits, trade receivables and payables and short-term debt approximate their carrying amounts due to the relatively short maturities of these instruments.

Short-term Investments and Other Investments—The fair values of marketable securities included in "Short-term investments" and "Other investments" are based on quoted market prices. The fair value information for each category of securities is set forth in Note 4. "Other investments" also include investments in non-marketable equity securities of unaffiliated customers, suppliers and certain financial institutions, which include certain preferred stocks, guarantee deposits and non-current time deposits. The fair values of non-current time deposits are estimated based on the present value of estimated future cash flows; however, it is not practicable to estimate fair values of the investments in non-marketable equity securities of unaffiliated companies, which consist of approximately one thousand small investments in customers and suppliers, as such estimation was not readily determinable.

Non-current Notes, Loans, Accounts Receivable and Advances to Affiliated Companies—The fair values of these items are estimated by discounting estimated future cash flows using a rate which is commensurate with the risks involved.

Long-term Debt—The fair values of the companies' debt are estimated based on the present value of estimated future cash flows computed using interest rates that are currently available to the companies for debt with similar terms and remaining maturities.

Derivative Financial Instruments—The fair values of the derivative financial instruments are estimated by obtaining quotes from brokers and other appropriate valuation techniques based on information available to the companies.

The following table presented the carrying amounts and estimated fair values of financial instruments valued under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" at March 31, 2006 and 2007. Accordingly, certain amounts which are not considered financial instruments are excluded from the table.

	Millions of Yen				Millions of U.S. Dollars	
	2006		2007		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:						
Current financial assets other than short-term investments, net of allowance for doubtful receivables	¥3,952,803	¥3,952,803	**¥4,394,397**	**¥4,394,397**	**$37,241**	**$37,241**
Short-term investments and other investments, for which it is:						
Practicable to estimate fair value	1,703,611	1,703,611	**1,972,266**	**1,972,266**	**16,714**	**16,714**
Not practicable to estimate fair value	369,617		**334,397**		**2,834**	
Non-current notes, loans and accounts receivable and advances to affiliated companies, net of allowance for doubtful receivables	454,939	467,530	**434,315**	**438,953**	**3,681**	**3,720**
Derivative assets, included in "Other current assets" and "Other assets"	44,644	44,644	**46,690**	**46,690**	**396**	**396**
Financial liabilities:						
Current financial liabilities	3,410,661	3,410,661	**3,745,899**	**3,745,899**	**31,745**	**31,745**
Long-term debt, including current maturities, and non-current trade payables, included in "Other long-term liabilities"	3,304,818	3,289,482	**3,353,803**	**3,347,246**	**28,422**	**28,366**
Derivative liabilities, included in "Other current liabilities" and "Other long-term liabilities"	57,900	57,900	**33,419**	**33,419**	**283**	**283**

12. SHORT-TERM AND LONG-TERM DEBT

Short-term debt at March 31, 2006 and 2007 consisted of the following:

	2006		2007		2007
	Millions of Yen	Interest Rate	Millions of Yen	Interest Rate	Millions of U.S. Dollars
Bank loans	¥563,031	2.2%	**¥578,664**	**2.7%**	**$4,904**
Commercial paper	63,124	2.1	**33,909**	**5.4**	**287**
Total	¥626,155		**¥612,573**		**$5,191**

The interest rates represent weighted average rates on outstanding balances at March 31, 2006 and 2007. As for short-term debt with collateral, see Note 8, "PLEDGED ASSETS."

Long-term debt at March 31, 2006 and 2007 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Long-term debt with collateral (see Note 8):			
Banks and insurance companies, maturing serially through 2034—principally 1%–1.9%	¥ 26,072	¥ **96,699**	$ **819**
Government-owned banks and government agencies, maturing serially through 2022—principally 2%–3.9%	34,700	**26,266**	**223**
Banks and others, maturing serially through 2024 (payable in foreign currencies)—principally 4%–9.9%	45,926	**43,265**	**367**
Government-owned bank, maturing serially through 2025 (payable in foreign currency)—principally 5%–6.9%	26,050	**20,404**	**173**
Japanese yen bonds (floating rate 1.29%–1.36% as of March 31, 2007, due 2008)	1,500	**10,400**	**88**
Japanese yen bonds (fixed rate 0.56% to 1.675%, due 2007–2009)	1,600	**1,600**	**14**
U.S. dollar bonds (fixed rate 6.09%, due 2021)	9,483	**9,081**	**77**
Total	145,331	**207,715**	**1,761**
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2022—principally 0%–1.9%	1,431,336	**1,434,919**	**12,160**
Government-owned banks and government agencies, maturing serially through 2018—principally 1%–1.9%	145,129	**132,075**	**1,119**
Government-owned bank, maturing serially through 2019 (payable in foreign currency)—principally 5%–5.9%	95,409	**85,403**	**724**
Banks and others, maturing serially through 2020 (payable in foreign currencies)—principally 3%–5.9%	299,409	**293,387**	**2,486**
Japanese yen callable bonds (floating rate 0.55% as of March 31, 2007, due 2015)	10,000	**10,000**	**85**
Japanese yen callable bonds (adjustable fixed rate 1.3%, due 2013)	10,000	**10,000**	**85**
Japanese yen callable bonds (adjustable fixed rate 1.23%, due 2013)	10,000	**10,000**	**85**
Japanese yen callable bonds (adjustable fixed rate 0.7%, due 2013)	14,000	**14,000**	**119**
Japanese yen callable bonds (adjustable fixed rate 0.6%, due 2013)	10,000	**10,000**	**85**
Japanese yen callable bonds (adjustable fixed rate 1.04%, due 2014)	15,000	**15,000**	**127**
Japanese yen callable bonds (adjustable fixed rate 0.9%, due 2015)	10,000	**10,000**	**85**
Japanese yen extensible bonds (floating rate 0.96% as of March 31, 2007, due 2009)	34,400	**34,400**	**291**
Japanese yen bonds (floating rate 0.4%–2.233% as of March 31, 2007, due 2008–2010)	59,100	**59,200**	**502**
Japanese yen bonds (floating rate 1.405%–1.945% as of March 31, 2007, due 2013–2014)	65,000	**65,000**	**551**
Japanese yen bonds (floating rate 1.856%–2.521% as of March 31, 2007, due 2015–2016)	55,000	**55,000**	**466**
Japanese yen bonds (floating rate 1.119%–1.538% as of March 31, 2007, due 2017)	30,000	**30,000**	**254**
Japanese yen bonds (fixed rate 1.5% to 2.125%, due 2007–2008)	61,000	**61,000**	**517**
Japanese yen bonds (fixed rate 2.08% to 2.58%, due 2009)	120,000	**120,000**	**1,017**
Japanese yen bonds (fixed rate 1.8% to 3.18%, due 2010–2019)	117,000	**167,000**	**1,415**
Japanese yen bonds (fixed rate 0.35% to 0.72%, due 2008–2009)	35,000	**35,000**	**297**

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Japanese yen bonds (fixed rate 0.91% to 1.27%, due 2012–2015)	¥ 57,000	¥ **57,000**	$ **483**
Thai baht bonds (fixed rate 3.35% to 5.84%, due 2008)	9,148	**15,827**	**134**
Reverse dual currency Japanese yen/U.S. dollar bonds (fixed rate 3%, due 2009)	15,000	**15,000**	**127**
Japanese yen convertible bonds (zero coupon, due 2011)	8,524	**6,550**	**55**
Dual currency Japanese yen/Australian dollar bonds (fixed rate 3.17%, due 2007)	2,920	**2,786**	**23**
Medium-term notes (payable in Japanese yen), due 2006–2019—0%–4.21% in 2006 and due 2007–2019—0.5%–5.35% in 2007	96,006	**90,719**	**769**
Medium-term notes (payable in U.S. dollars), due 2008–2011—4.5%–5.53% in 2006 and due 2007–2009—4.08%–5.16% in 2007	8,232	**3,541**	**30**
Commercial paper (payable in Japanese yen), with average interest rate of 0.658%	210,000	**149,000**	**1,263**
Total	3,033,613	**2,991,807**	**25,354**
Total	3,178,944	**3,199,522**	**27,115**
Add unamortized issue premium	121	**52**	
Add (deduct) mark to market adjustment—under SFAS No. 133	(10,282)	**12,220**	**104**
Total	3,168,783	**3,211,794**	**27,219**
Less current maturities	(291,224)	**(346,482)**	**(2,936)**
Less mark to market adjustment related to "current maturities"—under SFAS No. 133	(410)	**(304)**	**(3)**
Long-term debt, less current maturities	¥2,877,149	**¥2,865,008**	**$24,280**

On June 17, 2002, the parent company completed an offering of ¥150,000 million zero coupon convertible bonds with stock acquisition rights due 2011 (the "Convertible Bonds"), receiving net proceeds of approximately ¥149,910 million. The bonds are convertible, at the option of the holder, into the parent company's common stock at a conversion price of ¥1,188 per share, exercisable on or after July 1, 2002, subject to computational provisions in the related indenture. The bonds are redeemable at the option of the parent company commencing June 17, 2006 through June 16, 2007 at the redemption price of 104% (103% commencing June 17, 2007 through June 16, 2008) of the principal. During the years ended March 31, 2006 and 2007, ¥141,746 million and ¥1,974 million ($16 million) of the Convertible Bonds were converted into common stock, at a conversion price of ¥1,188 per share. The bonds were sold at a premium of ¥3,750 million which has been recorded as part of the bond payable and amortized over the term of the bonds. The parent company paid ¥3,750 million for debt issuance costs related to the bonds. The debt issuance costs have been included in other assets and amortized to interest expense over the term of the bonds.

Annual maturities of long-term debt as of March 31, 2007, based on their contractual terms, are as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2008 (included in current liabilities)	¥ 346,482	$ 2,936
2009	381,313	3,232
2010	425,598	3,607
2011	333,649	2,828
2012	472,726	4,006
2013 and thereafter	1,239,754	10,506
Total	¥3,199,522	$27,115

The companies entered into interest rate swap and currency swap contracts for certain short-term and long-term debt to manage interest rate and foreign currency exposure. The effective interest rates for bank loans of ¥930,559 million ($7,886 million), notes and bonds of ¥718,000 million ($6,085 million), and medium-term notes of ¥98,717 million ($837 million) outstanding at March 31, 2007 after giving effect to such swap agreements were generally based on LIBOR (London Interbank Offered Rate). Most swap agreements entered into by the companies used three-month LIBOR.

The companies maintain lines of credit with various banks, including Japanese yen facilities of ¥310,000 million ($2,627 million) held by the parent company and ¥128,252 million ($1,087 million) held by a domestic subsidiary, and a U.S. dollar facility of $1,524 million which the parent company and a U.S. subsidiary held at March 31, 2007. The parent company, the domestic subsidiary and the U.S. subsidiary compensate banks for these facilities in the form of commitment fees, which were insignificant in each of the past three years. Certain commitment fees on the lines of credit are based on the parent

company's current debt rating. The domestic subsidiary is required to maintain certain financial covenants to keep the facilities. The short-term and long-term portions of unused lines of credit, including over draft contracts as well as the above committed lines, totaled ¥970,443 million ($8,224 million) and ¥330,372 million ($2,800 million), respectively, at March 31, 2007, compared with ¥989,762 million and ¥290,601 million, respectively, at March 31, 2006.

On October 7, 2001, the parent company designated unused long-term lines of credit, discussed above, totaling ¥210,000 million and maturing in December 2011, to be used solely in support of the parent company's commercial paper program of ¥210,000 million. The commercial paper program is used from time to time to fund working capital and other general corporate requirements. The outstanding commercial paper of ¥210,000 million at March 31, 2006 and ¥149,000 million ($1,263 million) at March 31, 2007 was classified as long-term debt on the consolidated balance sheets since the parent company has the intent and ability to refinance these borrowings on a long-term basis through continued commercial paper borrowings, supported by the available lines of credit.

Substantially all of the short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Certain agreements relating to long-term bank loans provide that the bank may require the borrower to submit proposals as to the payment of dividends and other appropriations of earnings for the bank's review and approval before presentation to the shareholders. Default provisions of certain agreements grant certain rights of possession to the banks. Under certain agreements, principally with government-owned financial institutions, the borrower is required, upon request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or by additional cash-flow raised through stock issuances or bond offerings. During the years ended March 31, 2006 and 2007, the companies have not received any request of the kind described above and do not expect that any such request will be made.

13. INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate, resulted in a normal effective statutory rate of approximately 41% for the years ended March 31, 2005, 2006 and 2007. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the combined statutory income tax rates for the years ended March 31, 2005, 2006 and 2007 to the effective income tax rates reflected in the accompanying consolidated statements of income was as follows:

	2005	2006	**2007**
Combined statutory income tax rate	41.0%	41.0%	**41.0%**
Expenses not deductible for income tax purposes	1.8	0.9	**1.0**
Operating losses of certain subsidiaries	2.6	1.3	**1.8**
Tax benefits on losses of subsidiaries	(2.0)	(1.5)	**(0.4)**
Lower income tax rates applicable to income in certain foreign countries	(5.2)	(5.7)	**(4.6)**
Tax effect on earnings or losses of equity method investees	4.3	1.1	**1.9**
Effect of taxation on dividends	2.3	4.5	**7.2**
Reversal of valuation allowance for certain deferred tax assets		(3.3)	**(0.9)**
Provisions for tax assessments		6.7	
Other—net	(0.1)	(0.7)	**0.2**
Effective income tax rate	44.7%	44.3%	**47.2%**

For the year ended March 31, 2006, the parent company provided allowances for a tax assessment of ¥23,385 million on transfer pricing of prior years' transactions for six years in the period ended March 31, 2005 between the parent company and affiliated companies in Australia (the "transfer pricing issue") and of ¥8,605 million on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. These amounts reflect the effect of increase in tax benefits on foreign tax credit based on the tax assessment.

On June 30, 2006, the parent company received a tax assessment letter from Tokyo Regional Tax Bureau (the "bureau") for the year ended March 31, 2000 on the transfer pricing issue. According to the bureau, the issuance of assessment letters has been deferred, except for the year ended March 31, 2000 which would be time barred, in consideration of the fact that the National Tax Agency of Japan planned to exchange information with the Australian Taxation Office based on the tax treaty between Japan and Australia (the "information exchange").

After the information exchange for several months, based on an application in November 2006 by the parent company for the competent authority negotiation under the tax treaty between Japan and Australia (the "CA negotiation"), the CA negotiation has continued.

At present, the bureau has made no indication that it will change its original intension of assessing all six fiscal years. The bureau plans to issue assessment letters for the remaining five fiscal years based on the statute of limitations for each year, if the process of the CA negotiation becomes further protracted.

Amounts provided for income taxes for the years ended March 31, 2005, 2006 and 2007 were allocated as follows:

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	2007	2007
Income tax expense	¥ 93,751	¥212,056	**¥281,134**	**$2,382**
Other comprehensive income	87,154	221,705	**67,875**	**575**
Directly charged to unappropriated retained earnings		2,842	**17,156**	**146**
Directly charged to accumulated other comprehensive income (loss)		459	**4,502**	**38**
Total income tax expense	¥180,905	¥437,062	**¥370,667**	**$3,141**

Significant components of deferred tax assets and liabilities at March 31, 2006 and 2007 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Assets:			
Allowance for doubtful receivables	¥ 3,945	**¥ 3,182**	**$ 27**
Pension and severance	19,478	**20,245**	**172**
Impairment loss on property and equipment	10,452	**10,761**	**91**
Net operating loss carryforwards	33,027	**33,456**	**284**
Accruals and other	82,115	**80,854**	**685**
Gross deferred tax assets	149,017	**148,498**	**1,259**
Less valuation allowance	(26,851)	**(31,244)**	**(265)**
Deferred tax assets—less valuation allowance	122,166	**117,254**	**994**
Liabilities:			
Depreciation	31,092	**32,843**	**278**
Investment	381,277	**459,757**	**3,897**
Property and intangible fixed assets	57,855	**58,279**	**494**
Pension and severance	16,025	**25,029**	**212**
Other	42,659	**51,024**	**432**
Gross deferred tax liabilities	528,908	**626,932**	**5,313**
Net deferred tax liabilities	¥(406,742)	**¥(509,678)**	**$(4,319)**

A valuation allowance is established to reduce certain deferred tax assets related to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized. The total valuation allowance increased by ¥4,125 million for the year ended March 31, 2005, decreased by ¥10,658 million for the year ended March 31, 2006, and increased by ¥4,393 million ($37 million) for the year ended March 31, 2007.

Net deferred tax liabilities were included in the consolidated balance sheets at March 31, 2006 and 2007 as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Current assets—Deferred income taxes	¥ 49,493	**¥ 40,712**	**$ 345**
Other assets	11,871	**17,409**	**148**
Other current liabilities	(1,443)	**(1,353)**	**(12)**
Long-term liabilities—Deferred income taxes	(466,663)	**(566,446)**	**(4,800)**
Net deferred tax liabilities	¥(406,742)	**¥(509,678)**	**$(4,319)**

No provision for income taxes is recognized on the undistributed earnings of subsidiaries where the parent company considers that such earnings are not expected to be remitted in the foreseeable future or would not, under the present Japanese tax laws, be subject to additional taxation should they be distributed as dividends. At March 31, 2006 and 2007, the amount of undistributed earnings of subsidiaries on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements aggregated ¥717,552 million and ¥907,075 million ($7,687 million), respectively. Determination of the deferred tax liability related to the undistributed earnings of foreign subsidiaries is not practicable.

At March 31, 2007, the companies had aggregate operating loss carryforwards of approximately ¥92,497 million ($784 million) which may be used as a deduction in the determination of taxable income in future periods. If not utilized, such loss carryforwards expire as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2008	¥ 8,730	$ 74
2009	14,213	120
2010	16,107	137
2011	4,238	36
2012	8,715	74
2013 through 2017	24,340	206
2018 through 2022	1,476	13
2023 and thereafter	14,678	124
Total	¥92,497	$784

Income from consolidated operations before income taxes for the years ended March 31, 2005, 2006 and 2007 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2005	¥116,324	¥ 93,475	¥209,799			
Year ended March 31, 2006	¥220,757	¥257,626	¥478,383			
Year ended March 31, 2007	**¥325,811**	**¥269,731**	**¥595,542**	**$2,761**	**$2,286**	**$5,047**

Income taxes for the years ended March 31, 2005, 2006 and 2007 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2005:						
Current	¥ 62,180	¥35,133	¥ 97,313			
Deferred	202	(3,764)	(3,562)			
Total	¥ 62,382	¥31,369	¥ 93,751			
Year ended March 31, 2006:						
Current	¥104,424	¥73,592	¥178,016			
Deferred	29,026	5,014	34,040			
Total	¥133,450	¥78,606	¥212,056			
Year ended March 31, 2007:						
Current	**¥161,824**	**¥84,613**	**¥246,437**	**$1,371**	**$717**	**$2,088**
Deferred	**36,657**	**(1,960)**	**34,697**	**311**	**(17)**	**294**
Total	**¥198,481**	**¥82,653**	**¥281,134**	**$1,682**	**$700**	**$2,382**

14. ACCRUED PENSION AND SEVERANCE LIABILITIES

The parent company and certain of its subsidiaries have defined benefit pension plans covering substantially all employees other than directors. The primary defined benefit pension plans are the Corporate Pension Funds under the Defined Benefit Corporate Pension Law. The benefits for these plans are based upon years of service, compensation at the time of severance and other factors.

Some of the Corporate Pension Funds consist of the remaining portion of the former Employees' Pension Fund plans ("EPF") under the Japanese Welfare Pension Insurance Law after the separation of EPF described below during the year ended March 31, 2005.

The former EPF covered a portion of the governmental welfare pension program ("substitutional portion"), under which the contributions were made by the companies and their employees, and a portion representing the substituted non-contributory plans which the companies had originally set ("additional portion"). In accordance with the Enacted Defined Benefit Corporate Pension Law which allowed a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government, during the year ended March 31, 2005, the parent company, a domestic subsidiary and Dia Union Pension Fund (a contributory defined benefit pension plan in which certain subsidiaries and affiliated companies participated) each obtained the approval of the Japanese Minister of Health, Labour and Welfare for the exemption from the benefits obligation on the substitutional portion related to both future and past employee services, and completed the transfer of the plan assets on the substitutional portion to the government. As a result of the transfer of the substitutional portion, the additional portion of EPFs of the parent company and a domestic subsidiary remained as the companies' Corporate Pension Funds under the Defined Benefit Corporate Pension Law.

In accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the companies accounted for the entire separation process of each transfer as a single settlement transaction upon the completion of each transfer to the government, and recognized settlement losses of ¥25,648 million on the proportionate amount of the net unrecognized losses for the substitutional portion and gains of ¥2,848 million on derecognition of previously accrued salary progression, which represented the difference between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion for the year ended March 31, 2005. Concurrent with this, the companies recognized gains of ¥38,534 million on the difference between the accumulated benefit obligation settled and the assets transferred to the government, as a "Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund" for the year ended March 31, 2005.

Effective April 2006, the parent company obtained the approval of the Japanese Minister of Health, Labour and Welfare for the conversion of certain portions of Corporate Pension Funds into a defined contribution plan in phases.

In addition to the pension plans, most of the domestic subsidiaries have unfunded severance indemnity plans under which their employees, other than directors, are entitled, under most circumstances, to lump-sum severance indemnities upon mandatory retirement at normal retirement age or earlier termination of employment. The benefits for these plans are based upon years of service, compensation at the time of severance and other factors.

The companies use a March 31 measurement date for the majority of their plans.

Effective March 31, 2007, the companies adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires that the consolidated statements of financial position reflect the funded status (the difference between fair value of plan assets and projected benefit obligation) of each defined benefit pension plan and other postretirement plan as an asset or a liability.

By adopting SFAS No. 158, the companies recognized previously unrecognized gains (losses) and prior service costs (credits) as a component of AOCI, net of tax, on March 31, 2007. The changes of net gains (losses) and prior service costs (credits) will be subsequently recognized in other comprehensive income (loss).

The following table presents the incremental effect of applying SFAS No. 158 on the consolidated balance sheet:

	Adjustments increase (decrease)	
	Millions of Yen	Millions of U.S. Dollars
Other current assets	¥(7,741)	$ (66)
Investments in and advances to affiliated companies	(1,116)	(9)
Other intangible assets—net	(26)	
Other assets	16,106	137
Other accrued expenses	358	3
Accrued pension and severance liabilities	(382)	(3)
Deferred income taxes	4,059	35
Other long-term liabilities	(118)	(1)
Minority interests	355	3
Defined benefit pension plans	2,951	25

Net periodic pension costs related to the parent company's and its subsidiaries' pension and indemnity plans for the years ended March 31, 2005, 2006 and 2007 include the following components:

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Service cost—benefits earned during the period	¥11,312	¥10,984	**¥ 12,425**	**$105**
Interest cost on projected benefit obligation	12,126	9,511	**10,866**	**92**
Expected return on plan assets	(7,224)	(6,828)	**(11,126)**	**(94)**
Recognized net actuarial loss	8,395	8,762	**2,755**	**23**
Amortization of unrecognized prior service cost	(147)	70	**334**	**3**
Settlement loss / termination benefits	3,429	247	**(349)**	**(3)**
Settlement loss resulting from transfer of substitutional portion of EPF to the government	25,648			
Gain on derecognition of previously accrued salary progression	(2,848)			
Net periodic pension cost	¥50,691	¥22,746	**¥ 14,905**	**$126**

The following table sets forth the reconciliation of benefit obligation, plan assets and the funded status of the plans:

	Millions of Yen		Millions of U.S. Dollars
	2006	**2007**	**2007**
Change in benefit obligation:			
Benefit obligation at beginning of year	¥383,669	**¥406,059**	**$3,441**
Service cost	10,984	**12,425**	**105**
Interest cost	9,511	**10,866**	**92**
Employee contributions	940	**236**	**2**
Plan amendments	126	**5,382**	**46**
Actuarial gain (loss)	17,869	**(10,097)**	**(86)**
Benefits paid	(16,230)	**(15,683)**	**(133)**
Lump-sum payments/settlements/termination benefits	(2,746)	**(3,793)**	**(32)**
Acquisitions/divestitures and other—net	169	**3,136**	**27**
Change in foreign currency exchange rates	1,767	**3,048**	**26**
Benefit obligation at end of year	406,059	**411,579**	**3,488**
Change in plan assets:			
Fair value of plan assets at beginning of year	349,311	**471,480**	**3,996**
Actual return on plan assets	112,361	**22,447**	**190**
Employer contributions	24,610	**21,413**	**181**
Employee contributions	940	**236**	**2**
Benefits paid	(13,779)	**(13,260)**	**(112)**
Lump-sum payments/settlements	(2,243)	**(4,003)**	**(33)**
Acquisitions/divestitures and other—net	(983)	**(773)**	**(7)**
Change in foreign currency exchange rates	1,263	**2,867**	**24**
Fair value of plan assets at end of year	471,480	**500,407**	**4,241**
Reconciliation of funded status and net amount recognized in the consolidated balance sheets:			
Funded status	65,421	**88,828**	**753**
Unrecognized net actuarial loss	11,312		
Unrecognized prior service cost	214		
Net amount recognized	¥ 76,947	**¥ 88,828**	**$ 753**
Amounts recognized in the consolidated balance sheets consist of:			
Prepaid pension cost included in other current assets and other assets	¥107,471	**¥127,230**	**$1,078**
Other accrued expenses		**(373)**	**(3)**
Accrued pension liability*	(31,381)	**(38,029)**	**(322)**
Intangible asset	29		
Accumulated other comprehensive loss, before tax	828		
Net amount recognized	¥ 76,947	**¥ 88,828**	**$ 753**

* includes current portion of ¥2,439 million as of March 31, 2006.

The following table presents the pre-tax net gain and prior service credit (cost) recognized in AOCI:

	Millions of Yen	Millions of U.S. Dollars
	2007	2007
Net gain	¥12,156	$103
Prior service credit (cost)	(5,350)	(45)
Accumulated other comprehensive income (loss)	¥ 6,806	$ 58

The following table presents the estimated net loss and prior service cost that will be amortized from AOCI into net periodic cost for the year ending March 31, 2008:

	Millions of Yen	Millions of U.S. Dollars
	2008	2008
Net loss	¥175	$1
Prior service cost	414	4
Total	¥589	$5

The total accumulated benefit obligation for the companies' defined benefit pension plans was ¥381,601 million and ¥388,306 million ($3,291 million) as of March 31, 2006 and 2007, respectively.

The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for those plans where accumulated benefit obligations exceeded plan assets as of March 31, 2006 and 2007 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Projected benefit obligation	¥63,051	¥70,570	$598
Accumulated benefit obligation	61,896	69,931	593
Fair value of plan assets	34,879	35,733	303

Plan Assets

Most of the plan assets of the companies' defined benefit pension plans were those of the parent company's plans. The parent company's weighted-average asset allocation for its defined benefit pension plans for the year ended March 31, 2006 and the companies' weighted-average asset allocation for its defined benefit pension plans for the year ended March 31, 2007 were as follows:

	Asset Allocation	
	2006	2007
Asset category:		
Equity securities	65%	63%
Debt securities	9	15
Alternative investments	19	15
Cash and cash equivalent	7	5
Other		2
Total	100%	100%

Investment Policies

The companies' investment policy for the defined benefit pension plan is to procure an adequate return to provide future payments of pension benefits over the long term by optimizing the risk tolerance and formulating a well-diversified portfolio such as equity securities, debt securities and alternative assets.

Considering the funded status of the pension plans and surrounding economic environments of investments, the companies' investment policy would be revised as needed. Moreover, the companies continuously monitor and pay extra attention to the diversification of strategies and investment managers for the purpose of risk controlling and thereby pursuing the efficiency of management.

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2006 and 2007, including those of subsidiaries, were as follows:

	2006	2007
Weighted-average discount rate	2.6%	3.0%
Average rate of increase in future compensation levels	2.4	2.6

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2005, 2006 and 2007, including those of subsidiaries, were as follows:

	2005	2006	2007
Weighted-average discount rate	2.9%	2.4%	**2.6%**
Average rate of increase in future compensation levels	2.4	2.4	**2.4**
Expected long-term rate of return on plan assets	3.1	3.3	**4.2**

The companies determine assumptions for the expected long-term return on plan assets considering the investment policy, the historical returns, asset allocation and future estimates of long-term investment returns.

Contribution

The companies' funding policy is mainly to contribute an amount deductible for income tax purposes. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future.

The companies expect to contribute approximately ¥22,000 million ($186 million) to their defined benefit pension plans during the year ending March 31, 2008.

Estimated Future Benefit Payments

Estimated future benefit payments are as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2008	¥ 19,580	$166
2009	25,517	216
2010	20,325	172
2011	21,263	180
2012	22,539	191
2013 through 2017	108,792	922

Expense For Defined Contribution Plans

The parent company and certain of its subsidiaries have defined contribution plans. The expense for these defined contribution plans was ¥3,048 million ($26 million) for the year ended March 31, 2007.

Early Retirement Program

The parent company has offered an early retirement program to its employees. At March 31, 2006 and 2007, the liability for applicants to the program, discounted to reflect the present value of the expected cash flows, was ¥15,523 million and ¥12,582 million ($107 million), respectively. Such liability is allocated between "Other accrued expenses" and "Accrued pension and severance liabilities" in the accompanying consolidated balance sheets, depending on when the additional benefit payment is expected to be made. Related expenses recognized by the parent company for the years ended March 31, 2005, 2006 and 2007, included in "Selling, general and administrative" expenses in the accompanying consolidated statements of income, were ¥2,150 million, ¥645 million and ¥1,486 million ($13 million), respectively.

15. ASSET RETIREMENT OBLIGATIONS

The companies account for asset retirement obligations ("AROs"), consisting primarily of costs associated with mine reclamation, landfills and dismantlement of facilities, under SFAS No. 143, "Accounting for Asset Retirement Obligations." These costs reflect the legal obligations associated with the normal operation of the companies' coal mining and oil and gas facilities. These liabilities are included in "Other current liabilities" and "Other long-term liabilities" in the consolidated balance sheets. Additionally, the companies capitalized asset retirement costs by increasing the carrying amount of related long-lived assets, and recorded associated accumulated depreciation from the time the original assets are placed into service.

The changes in the carrying amount of AROs for the years ended March 31, 2006 and 2007 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Balance at beginning of year	¥13,245	**¥17,940**	**$152**
Accretion expense	704	**1,222**	**10**
Payments	(1,302)	**(968)**	**(8)**
Liabilities incurred	2,386	**300**	**3**
Revisions in estimated cash flow		**1,399**	**12**
The effect of change in fiscal year end of certain subsidiaries		**3,780**	**32**
Other*	2,907	**2,142**	**18**
Balance at end of year	¥17,940	**¥25,815**	**$219**

*"Other" principally includes the effect of changes in foreign currency exchange rates and the effect of consolidation of certain subsidiaries.

In addition, the companies may have other obligations in the event of shutdown of certain facilities or offices intended for permanent use. The companies did not record liabilities for such obligations for which information sufficient to estimate is not available.

16. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

In Japan, the Commercial Code of Japan (the "Code") was applicable to Japanese companies until April 30, 2006. On and after May 1, 2006, the new Companies Act (the "Companies Act") is applicable to Japanese companies.

The Code allowed a company not to incorporate an amount not exceeding 50% of the issue price of new shares into its common stock.

The Companies Act requires in principle that the amount of payment for shares and assets delivered shall be the amount of common stock. However, the Companies Act permits, as an exception that an amount not exceeding 50% of such amount of payment and assets is able to be incorporated into the additional paid-in capital.

Under the Code, the purchased amount of treasury stock could not exceed the balance of the amount available for future dividends after the subtraction of the total of the amount of dividends and the amount incorporated into the common stock, plus the amount of common stock, additional paid-in capital or legal reserve to be reduced (if there is any payment to shareholders when such reduction is resolved, the amount of such payment to shareholders should be subtracted) in the case where such reduction was resolved at the general shareholders' meeting.

Under the Companies Act, Japanese companies are able to purchase and dispose of their treasury stock by resolution of the Board of Directors. However, the disbursement amount for acquiring treasury stock cannot exceed the amount available for dividends to the shareholders, which is calculated by a specific formula in accordance with the Companies Act.

The Code permitted to incorporate a certain amount of additional paid-in capital or legal reserve into the common stock upon resolution of the Board of Directors. The Code also permitted to incorporate certain amounts of unappropriated retained earnings available for dividends to the common stock upon resolution of the shareholders' meeting.

The Companies Act provides that subject to certain conditions, such as a resolution of the shareholders' meeting, common stock, reserves, and surplus can be transferred among each other.

17. RETAINED EARNINGS AND DIVIDENDS

Retained Earnings Appropriated for Legal Reserve—The Code provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which were made as an appropriation of retained earnings applicable to each fiscal period should be appropriated and set aside as legal reserve until the total of additional paid-in capital and legal reserve equals 25% of the common stock account. The total amount of additional paid-in capital and legal reserve which exceeds 25% of common stock account may be available for dividends upon implementation of creditor protection procedures and resolution of the shareholders' meeting.

The Companies Act requires that an amount equal to 10% of dividends from the retained earnings to be paid shall be appropriated and set aside as legal reserve until the total of additional paid-in capital and legal reserve amounts to 25% of the common stock account.

Dividends—The amount available for dividends under the Companies Act was ¥706,435 million ($5,986 million) as of March 31, 2007, based on the amount of the retained earnings recorded in the parent company's general books of accounts maintained in accordance with generally accepted Japanese accounting practices. The adjustments to the consolidated financial statements to conform with U.S. GAAP have no effect on the determination of such retained earnings available for dividends under the Companies Act. The amount available for dividends under the Companies Act may fluctuate until the effective date for the distribution of dividends.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposed certain limitations on the amount of retained earnings available for dividends.

The Companies Act also provides limitations with a certain formula on the amounts available for dividends or purchase of treasury stock. If the amount of the net assets after distribution of dividends is less than ¥3 million, such dividends are not permitted.

Under the Code, dividends were resolved at the ordinary shareholders' meeting. In addition, a semiannual interim dividend payment was able to be made by resolution of the Board of Directors.

The Companies Act permits to pay dividends at any time during the fiscal year upon resolution at the shareholders' meeting. Furthermore, the parent company is also able to distribute a semiannual interim dividend by resolution of the Board of Directors.

In the accompanying consolidated statements of shareholders' equity, dividends and appropriations to the legal reserve shown for each year represent dividends paid out during the year and the appropriation to the legal reserve made in relation to the respective dividends.

18. EARNINGS PER SHARE

The following table presented the reconciliation of the numerators and the denominators of the basic and diluted EPS computations:

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Numerator:				
Net income	¥182,369	¥350,045	**¥415,895**	**$3,525**
Effect of dilutive securities—Japanese yen convertible bonds	(246)	(1,446)	**(29)**	**(1)**
Diluted income	¥182,123	¥348,599	**¥415,866**	**$3,524**

	Thousands of Shares		
	2005	2006	**2007**
Denominator:			
Basic weighted-average common shares outstanding	1,565,593	1,625,211	**1,687,066**
Effect of dilutive securities:			
Stock options	993	2,691	**2,933**
Japanese yen convertible bonds	126,263	67,485	**6,184**
Diluted outstanding shares	1,692,849	1,695,387	**1,696,183**

	Yen			U.S. Dollars
	2005	2006	**2007**	**2007**
Per share amount:				
Basic	¥116.49	¥215.38	**¥246.52**	**$2.09**
Diluted	107.58	205.62	**245.18**	**2.08**

19. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The operating segments were determined based on the nature of the products and services offered. The companies' reportable operating segments consist of the following six business groups:

New Business Initiative—The New Business Initiative group identifies and invests in new companies, develops new business models and supports other business groups through the use of financial, information, logistics and marketing technologies.

Energy Business—The Energy Business group identifies and invests in oil and gas projects and focuses its trading activities on crude oil, petroleum products, liquefied petroleum gas, liquefied natural gas, and carbon materials and products.

Metals—The Metals group is mainly engaged in developing, manufacturing, marketing and distribution of metal and non-ferrous metal products such as steel, aluminum and copper.

Machinery—The Machinery group is engaged in planning, developing and coordinating construction projects for customers in a variety of industries such as power-generation, shipbuilding and automobiles, construction equipment and industrial machinery. This group also develops real estate and earns income from rental activities.

Chemicals—The Chemicals group identifies and invests in chemical development projects and focuses its trading activities on basic chemicals such as synthetic fiber materials, petrochemicals, non-organic chemicals, fertilizers and specialty chemicals.

Living Essentials—The Living Essentials group invests in companies and focuses its trading activities on products such as foods, textiles, lumber and general merchandise.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the disaggregated financial information has been prepared using a management approach, in which management internally disaggregates financial information for the purpose of assisting in making internal operating decisions. Management evaluates segment performance based on several factors, of which the primary financial measure is net income (loss). In addition, management utilizes internally developed mechanisms for the purpose of internal operating decisions.

Intersegment transactions are priced with reference to prices applicable to transactions with unaffiliated parties.

Effective April 1, 2007, the companies have reorganized the Innovation Center in "Other"and "New Business Initiative Group" with other related Groups ("Energy Business," "Metals" and "Machinery") and have established the "Business Innovation Group" and the "Industrial Finance, Logistics & Development Group." As a result of this reorganization, the companies have seven business groups ("Business Innovation," "Industrial Finance, Logistics & Development," "Energy Business," "Metals," "Machinery," "Chemicals" and "Living Essentials").

The companies' operating segment information at and for the years ended March 31, 2005, 2006 and 2007 was as follows:

2005 (Millions of Yen)	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[3]	Consolidated
Revenue	¥115,629	¥1,270,216	¥ 506,452	¥ 539,380	¥ 660,715	¥1,051,396	¥ 4,143,788	¥ 5,180	¥ (3,084)	¥ 4,145,884
Gross profit	50,997	74,485	201,794	157,941	75,253	314,994	875,464	5,175	(2,876)	877,763
Equity in earnings of affiliated companies	14,939	31,455	14,467	15,683	11,829	11,180	99,553	(212)	(2,246)	97,095
Net income (loss)	12,260	45,835	48,239	55,398	18,110	44,864[5]	224,706	(25,794)	(16,543)[6]	182,369
Segment assets	845,207	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,728,536	938,950	(574,114)	9,093,372
Impairment of investment						54,439[7]	54,439			54,439
Depreciation and amortization	7,259	12,325	28,967	37,544	3,648	15,489	105,232	19,992		125,224
Capital expenditures for long-lived assets	5,970	3,458	36,445	72,051	5,342	18,863	142,129	7,773		149,902
Operating transactions[4]:										
External customers	¥245,649	¥4,321,350	¥3,435,300	¥2,765,204	¥1,899,716	¥4,444,158	¥17,111,377	¥ 21,944	¥ (617)	¥17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	
Total	¥266,286	¥4,332,271	¥3,441,069	¥2,768,577	¥1,904,165	¥4,449,625	¥17,161,993	¥ 26,505	¥ (55,794)	¥17,132,704

2006 (Millions of Yen)	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[3]	Consolidated
Revenue	¥105,987	¥1,528,117	¥ 696,571	¥ 701,213	¥ 710,663	¥1,078,541	¥ 4,821,092	¥ 6,100	¥ (248)	¥ 4,826,944
Gross profit	52,461	93,880	304,829	181,197	76,977	336,216	1,045,560	6,051	(130)	1,051,481
Equity in earnings of affiliated companies	4,347	40,004	31,400	18,270	9,108	18,446	121,575	(468)	(2,099)	119,008
Net income (loss)	19,390	75,061	135,780	70,350	19,595	48,571	368,747	(13,444)[2]	(5,258)	350,045
Segment assets	690,830	1,501,723	2,669,659	2,456,423	707,681	1,943,991	9,970,307	1,087,676	(646,742)	10,411,241
Depreciation and amortization	6,326	10,347	30,839	38,631	3,634	15,566	105,343	21,624		126,967
Capital expenditures for long-lived assets	14,717	13,991	65,647	73,634	4,009	18,641	190,639	13,888		204,527
Operating transactions[4]:										
External customers	¥231,574	¥4,524,941	¥4,181,131	¥3,349,762	¥1,940,335	¥4,785,136	¥19,012,879	¥ 54,449	¥ (175)	¥19,067,153
Intersegment	42,002	8,449	3,855	4,323	4,758	5,334	68,721	3,197	(71,918)	
Total	¥273,576	¥4,533,390	¥4,184,986	¥3,354,085	¥1,945,093	¥4,790,470	¥19,081,600	¥ 57,646	¥ (72,093)	¥19,067,153

2007 (Millions of Yen)	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[3]	Consolidated
Revenue	¥124,437	¥1,246,834	¥ 921,277	¥ 754,636	¥ 837,236	¥1,191,536	¥ 5,075,956	¥ 10,841	¥ 3	¥ 5,086,800
Gross profit	56,853	80,904	366,789	197,883	86,252	348,655	1,137,336	10,772	(7)	1,148,101
Equity in earnings of affiliated companies	3,408	49,745	43,227	20,523	13,456	19,399	149,758	(544)	(2,356)	146,858
Net income (loss)	12,202	73,999	186,818	83,201	19,994	48,286	424,500	(8,988)	383	415,895
Segment assets	486,738	1,556,896	3,204,975	2,633,935	831,606	2,153,026	10,867,176	1,283,790	(665,302)	11,485,664
Depreciation and amortization	5,888	12,953	34,541	39,475	5,224	17,400	115,481	19,990		135,471
Capital expenditures for long-lived assets	3,561	19,113	54,891	37,243	4,828	19,490	139,126	10,109		149,235
Operating transactions[4]:										
External customers	¥232,103	¥4,370,967	¥5,254,694	¥3,438,274	¥2,196,880	¥4,946,527	¥20,439,445	¥ 78,291	¥ (1,472)	¥20,516,264
Intersegment	46,275	6,243	6,718	2,155	5,642	6,721	73,754	2,238	(75,992)	
Total	¥278,378	¥4,377,210	¥5,261,412	¥3,440,429	¥2,202,522	¥4,953,248	¥20,513,199	¥ 80,529	¥ (77,464)	¥20,516,264

2007	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[3]	Consolidated
	Millions of U.S. Dollars									
Revenue	$1,055	$10,566	$ 7,807	$ 6,395	$ 7,095	$10,098	$ 43,016	$ 92		$ 43,108
Gross profit	482	686	3,108	1,677	731	2,955	9,639	91		9,730
Equity in earnings of affiliated companies	29	422	366	174	114	164	1,269	(4)	$ (20)	1,245
Net income (loss)	103	627	1,583	705	170	409	3,597	(76)	4	3,525
Segment assets	4,125	13,194	27,161	22,321	7,048	18,246	92,095	10,879	(5,638)	97,336
Depreciation and amortization	50	110	293	335	44	147	979	169		1,148
Capital expenditures for long-lived assets	30	162	465	316	41	165	1,179	86		1,265
Operating transactions[4]:										
External customers	$1,967	$37,042	$44,531	$29,138	$18,618	$41,920	$173,216	$ 663	$ (12)	$173,867
Intersegment	392	53	57	18	48	57	625	19	(644)	
Total	$2,359	$37,095	$44,588	$29,156	$18,666	$41,977	$173,841	$ 682	$ (656)	$173,867

(1) "Other" represents corporate departments which primarily provide services and operational support to the companies and affiliated companies. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. In perspective of efficiency of fund operations, the parent company received extra dividends from undistributed earnings of certain foreign subsidiaries for the year ended March 31, 2007, and taxes on those extra dividends received are also included in net income (loss) of "Other." Unallocated corporate assets categorized in "Other" were ¥938,950 million, ¥1,087,676 million and ¥1,283,790 million ($10,879 million) at March 31, 2005, 2006 and 2007, respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.

(2) For the year ended March 31, 2006, net loss of "Other" includes provisions for tax assessments of ¥23,385 million on the transfer pricing of prior years' transactions between the parent company and affiliated companies in Australia, which relates to "Energy Business," and of ¥8,605 million on prior year's reorganization of the legal structure of certain subsidiaries in Thailand, which relates to "Machinery." These amounts reflect the effect of the increase in tax benefits on foreign tax credits based on the tax assessments.

(3) "Adjustments and Eliminations" include certain income and expense items that are not allocated to reportable operating segments and intersegment eliminations.

(4) "Operating transactions" is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1.

(5) For the year ended March 31, 2005, net income of "Living Essentials" is presented at ¥44,864 million, which excludes an impairment loss of ¥54,439 million and the related tax effect of ¥22,320 million. See Note 5.

(6) For the year ended March 31, 2005, to reconcile the total of reportable operating segment income to the consolidated net income, impairment loss, net of tax, of ¥32,119 million is included in "Adjustments and Eliminations." See Note 5.

(7) For the year ended March 31, 2005, "Impairment of investment" is disclosed in "Living Essentials" as a significant non-cash item other than "Depreciation and amortization."

Geographic Information

Operating transactions are attributed to geographic areas based on the location of the assets producing such revenues. Operating transactions, gross profit and long-lived assets at and for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	2007	2007
Operating transactions*:				
Japan	¥14,261,414	¥15,717,112	¥16,181,788	$137,134
U.S.A.	822,980	973,264	1,397,997	11,847
Thailand	445,466	534,932	611,895	5,186
Other	1,602,844	1,841,845	2,324,584	19,700
Total	¥17,132,704	¥19,067,153	¥20,516,264	$173,867
Gross profit:				
Japan	¥ 636,609	¥ 675,805	¥ 695,092	$ 5,891
Australia	44,471	154,494	178,641	1,514
U.S.A.	48,929	54,719	67,466	572
Other	147,754	166,463	206,902	1,753
Total	¥ 877,763	¥ 1,051,481	¥ 1,148,101	$ 9,730
Long-lived assets:				
Japan	¥ 581,611	¥ 627,440	¥ 614,188	$ 5,205
Australia	198,620	240,330	294,685	2,497
U.S.A.	62,295	91,699	97,649	828
Canada	61,026	71,011	69,987	593
Other	257,760	240,137	223,096	1,891
Total	¥ 1,161,312	¥ 1,270,617	¥ 1,299,605	$ 11,014

* "Operating transactions" is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1.

Neither the companies nor any of their segments depended on any single customer, small group of customers, or government for more than 10% of their operating transactions for the years ended March 31, 2005, 2006 and 2007.

20. OTHER EXPENSE (INCOME)—NET

"Other expense (income)—net" for the years ended March 31, 2005, 2006 and 2007 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Net foreign currency transaction losses (gains)	¥(10,197)	¥(10,177)	**¥11,116**	**$ 94**
Gains on sales of loans and accounts receivable		(3,347)		
Provision for disposal of PCB*	1,527	249		
Penalties on lease termination by a wholly owned U.S. subsidiary	3,959			
Impairment loss of goodwill (see Note 9)		3,613	**838**	**7**
Earnings distribution related to divestiture		(1,594)		
Miscellaneous	2,074	(4,384)	**3,053**	**26**
Total	¥ (2,637)	¥(15,640)	**¥15,007**	**$127**

* Based on the "Law Concerning Special Measure against Polychlorinated Biphenyl ("PCB") waste" which was enforced in July 2001, holders of PCB are obliged to dispose of all PCB waste by July 2016. During the year ended March 31, 2005, PCB waste treatment programs were established by the government which led to the establishment of PCB treatment facilities. As a result, the companies were able to reasonably estimate the cost for the disposal of their PCB and recorded liabilities for the year ended March 31, 2005. The companies have also recorded liabilities for the year ended March 31, 2006.

21. LEASES

Lessor

The companies lease vehicles, vessels, and other industrial machinery and equipment under arrangements which are classified as direct financing leases under SFAS No. 13, "Accounting for Leases."

Net investments in direct financing leases at March 31, 2006 and 2007, included in "Receivables—trade" and "Non-current notes, loans and accounts receivable—trade" in the accompanying consolidated balance sheets, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	**2007**	**2007**
Gross investments in direct financing leases	¥269,620	**¥267,268**	**$2,265**
Less—unearned income	(44,443)	**(43,218)**	**(366)**
Net investments	¥225,177	**¥224,050**	**$1,899**

The companies also lease aircrafts, vessels and other industrial assets under operating leases. The cost and accumulated depreciation of the leased property at March 31, 2007, were ¥445,369 million ($3,774 million) and ¥176,639 million ($1,497 million), respectively.

Future minimum lease payments to be received as of March 31, 2007 are as follows:

	Millions of Yen			Millions of U.S. Dollars
	Direct Financing Leases	Operating Leases	Total	Total
2008	¥ 83,505	¥ 36,280	¥119,785	$1,015
2009	66,553	27,820	94,373	800
2010	47,325	24,512	71,837	609
2011	26,005	22,592	48,597	412
2012	11,617	19,437	31,054	263
2013 and thereafter	32,263	72,045	104,308	884
Total	¥267,268	¥202,686	¥469,954	$3,983

Lessee

During the year ended March 31, 2005, the companies sold the Shinagawa Mitsubishi Building for ¥110,178 million, part of which was leased back from the purchaser for a period of approximately four and a half years. The lease was classified and accounted for as an operating lease. The gain equivalent to the present value of the future minimum lease payment resulting from the sale-leaseback transaction was deferred and is amortized to offset rental expenses over the lease payment.

The companies also lease office space and certain other assets under operating leases. Total rental expenses under operating leases, including the assets subject to sale-leaseback transaction discussed above, for the years ended March 31, 2005, 2006 and 2007 were ¥26,754 million, ¥30,266 million and ¥32,245 million ($273 million), respectively.

Future minimum lease payments under noncancelable leases as of March 31, 2007 are as follows:

	Millions of Yen	Millions of U.S. Dollars
2008	¥ 29,879	$ 253
2009	23,589	200
2010	17,169	145
2011	12,949	110
2012	11,704	99
2013 and thereafter	64,023	543
Total	¥159,313	$1,350

22. STOCK-BASED COMPENSATION

The parent company has two types of stock option plans, stock option Class A and Class B, for certain directors and executive officers.

Under the Class A plan, the right to purchase the shares of the parent company is granted at an exercise price determined based on the greater of the quoted price of the shares on the Tokyo Stock Exchange on the grant date or the average quoted price for a month prior to the grant date. The stock options are vested and immediately exercisable after 23 months from the date of grant, and exercisable periods are 8 years from the vested day.

Under the Class B plan, the right to purchase the shares of the parent company is granted at an exercise price of ¥1 per share. The contractual term of the Class B stock option is 30 years. The stock option holders may exercise their stock acquisition right during the 10-year period starting on the day after leaving their position as either director or executive officer of the parent company. Notwithstanding the above, if the stock option holders do not leave their position as either director or executive officer of the parent company, they may exercise their right from the day after 25 years from the grant date. If they leave their position as either director or executive officer of the parent company before the next June 30th after the grant date, the exercisable number is discounted in accordance with the tenure months from the grant date.

Effective July 1, 2005, the companies adopted SFAS No. 123R, under the modified-prospective application method. Prior to adoption of SFAS No. 123R, the companies accounted for stock-based compensation plans by applying the intrinsic value-based method under Accounting Principles Board Opinion No. 25 and related interpretations, and did not recognize any stock-based compensation cost because the exercise price of the options exceeded the quoted market price on the grant date. The companies' net income and basic and diluted EPS would have been reduced to the pro forma amounts indicated below if compensation cost for the parent company's stock option plan had been measured by the fair value based method at the grant date for awards in accordance with the provisions of SFAS No. 123.

	Millions of Yen	
	2005	2006
Net income:		
As reported	¥182,369	¥350,045
Deduct—total stock-based compensation cost determined under fair value method	467	125
Pro forma	¥181,902	¥349,920

	Yen	
	2005	2006
Basic EPS:		
As reported	¥116.49	¥215.38
Pro forma	116.19	215.31
Diluted EPS:		
As reported	107.58	205.62
Pro forma	107.31	205.54

The total stock-based compensation cost recognized for the years ended March 31, 2006 and 2007 was ¥786 million and ¥1,302 million ($11 million), respectively. The total tax benefit recognized related thereto for the year ended March 31, 2007 was ¥112 million ($1 million). No stock-based compensation cost was capitalized for the years ended March 31, 2006 and 2007.

The weighted-average fair value of options granted under the parent company's stock option plan for the years ended March 31, 2005, 2006 and 2007 was ¥415, ¥783 and ¥977 ($8.28) per share, respectively.

The fair value of these stock options is estimated using the Black Scholes option pricing model prospectively. The following assumptions were used to determine the fair value:

	2005	2006	**2007**
Risk-free interest rate	1.65%	1.02%	**1.69%**
Expected volatility	36.23%	37.20%	**35.67%**
Expected dividend yield	1.65%	1.06%–1800%	**1.44%–3500%**
Weighted-average dividend yield	1.65%	1.32%	**1.63%**
Expected life	9.58 years	7.00 years	**7.00 years**

The following table summarizes information about stock option activities for the years ended March 31, 2005, 2006, and 2007:

	2005		2006		**2007**		
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	
Years Ended March 31		Yen		Yen		Yen	U.S. Dollars
Outstanding at beginning of the fiscal year	3,859,000	¥ 919	4,820,000	¥ 964	**5,543,800**	**¥1,093**	**$ 9.3**
Granted	1,167,000	1,090	1,585,100	1,365	**1,539,800**	**2,151**	**18.2**
Repurchased					**(31,000)**	**944**	**8.0**
Exercised	(206,000)	851	(861,300)	870	**(893,000)**	**947**	**8.0**
Outstanding at end of the fiscal year	4,820,000	964	5,543,800	1,093	**6,159,600**	**1,379**	**11.7**
Exercisable at end of the fiscal year	2,384,000	905	2,798,000	938	**3,065,200**	**985**	**8.3**

The following table summarizes information for options outstanding and exercisable at March 31, 2007:

	Exercise Price Range	Number of Shares	Weighted Average Remaining Life	Aggregate Intrinsic Value	
	Yen		Years	Millions of Yen	Millions of U.S. Dollars
Outstanding	¥1–¥2,435	6,159,600	8.8	¥8,352	$71
Exercisable	¥1–¥1,090	3,065,200	5.9	¥5,364	$45

The total intrinsic value of options exercised for the years ended March 31, 2005, 2006 and 2007 was ¥73 million, ¥1,012 million and ¥1,283 million ($11 million), respectively. As of March 31, 2007, the total unrecognized compensation cost related to nonvested stock options granted under the plans was ¥910 million ($8 million). That cost is expected to be recognized over a weighted-average period of 0.7 years.

In March 2007, the parent company repurchased the stock options granted to a director. The total amount of the repurchase was ¥56 million ($0 million), determined by the estimated fair market value at the date of the transaction.

23. VARIABLE INTEREST ENTITIES

In accordance with FIN No. 46R, the following is information on VIEs that are consolidated by the companies because the companies are deemed to be the primary beneficiary and those entities that the companies do not consolidate because the companies are not the primary beneficiary although the companies have significant interests in such VIEs.

VIEs Consolidated

The companies utilize VIEs to purchase real estate and beneficial interests in real estate primarily with the intentions to resell after enhancing its value by improving its quality through proper administration or building of new facilities. The companies utilize these VIEs to obtain nonrecourse loans from third parties to limit the companies' risks on activities related to the real estate development and real estate investment trusts business. Since the year ended March 31, 2005, the companies are deemed to be the primary beneficiary of a VIE established to facilitate the companies' activities in the automotive business in Asian countries due to the change of its scheme of involvement. The total amounts of equity investments without voting rights in these VIEs were ¥21,174 million and ¥27,335 million ($232 million) at March 31, 2006 and 2007, respectively. Consolidated total assets of these VIEs amounted to ¥75,662 million and ¥92,958 million ($788 million) at March 31, 2006 and 2007, respectively.

VIEs Not Consolidated

The companies have significant variable interests in VIEs involved in various businesses, in the form of investments, guarantees and loans where the companies are not deemed to be the primary beneficiary. One of the main VIEs, in which the companies have had significant variable interests since its establishment in the 2000s, is an entity established to execute a project financing in infrastructure business. These VIEs have total assets of ¥218,416 million and ¥379,069 million ($3,212 million) at March 31, 2006 and 2007, respectively.

The companies' maximum exposures to loss as a result of their obligations regarding involvement in these entities were approximately ¥25,000 million and ¥57,000 million ($483 million) at March 31, 2006 and 2007, respectively.

24. COMMITMENTS AND CONTINGENT LIABILITIES

Long-term Commitments

The companies, in the normal course of trading operations, enter into substantial long-term purchase commitments for various commodities, principally metals, LNG, crude oil and machinery at fixed prices or basis prices adjustable to market. Such purchase commitments are in most instances matched with counterparty sales contracts. At March 31, 2007, the outstanding long-term purchase commitments amounted to ¥4,498,123 million ($38,120 million) of which deliveries are at various dates through 2028.

The companies also had long-term financing commitments aggregating ¥39,668 million ($336 million) at March 31, 2007 for loans, investments in equity capital and financing on a deferred-payment basis for the cost of equipment to be purchased by customers.

Guarantees

The companies are parties to various agreements under which they have undertaken obligations resulting from the issuance of certain guarantees. The guarantees have been issued on behalf of the companies' affiliates or customers of the companies.

Credit support

As of March 31, 2006 and 2007, the companies provided ¥170,706 million and ¥191,145 million ($1,620 million) of credit support on behalf of certain customers/suppliers, and ¥117,673 million and ¥111,689 million ($947 million) on behalf of affiliates, using arrangements such as standby letters of credit and performance guarantees. These arrangements enable our customers/suppliers/affiliates to execute transactions or obtain desired financing arrangements with third parties. Generally, these credit arrangements at March 31, 2007 will expire within ten years, with the remaining credit supports expiring by the end of 2033. Should the customers/suppliers/affiliates fail to perform under the terms of the transaction or financing arrangement, the companies would be required to perform on their behalf.

Under such arrangements, some guarantees are secured, mainly by reinsurance or collateral. At March 31, 2006 and 2007, the secured amount was ¥9,879 million and ¥9,079 million ($77 million), respectively.

The liabilities for such credit support were ¥2,335 million and ¥7,865 million ($67 million) at March 31, 2006 and 2007, respectively.

Indemnification

In the context of certain sales or divestitures of business, the companies occasionally commit to indemnify contingent losses, such as environmental losses, or the imposition of additional taxes. Due to the nature of the indemnifications, the companies' maximum exposure under these arrangements cannot be estimated. No amounts have been recorded for such indemnifications as the companies' obligations under them are not probable and estimable, except for certain cases which already have been claimed.

The liabilities recognized for the above indemnification were ¥122 million and ¥123 million ($1 million) at March 31, 2006 and 2007, respectively.

Product warranties

Certain subsidiaries accrue estimated product warranty cost, in relation to their sales of products, to provide for warranty claims.

The change in the accrued product warranty cost for the years ended March 31, 2006 and 2007 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Balance at beginning of year	¥1,080	**¥ 1,792**	**$15**
Accrued cost	1,020	**3,151**	**27**
Payments	(350)	**(1,027)**	**(8)**
Other*	42	**1,233**	**10**
Balance at end of year	¥1,792	**¥ 5,149**	**$44**

*"Other" principally includes the effect of changes in foreign currency exchange rates and the effect of consolidation of certain subsidiaries.

Litigation
The companies are parties to litigations arising in the ordinary course of business. In the opinion of management, the liability of the companies, if any, when ultimately determined from the progress of the litigations will not have a materially adverse effect on the operating results or financial position of the companies.

25. SUBSEQUENT EVENTS

Dividends and Stock Option Plan
At the general shareholders' meeting held on June 26, 2007, the parent company's shareholders approved the following dividend payment and granting stock options:

Dividends—The parent company was authorized to pay a cash dividend of ¥28 ($0.24) per share, or a total of ¥47,286 million ($401 million) to shareholders of record on March 31, 2007.

Stock option plan—The parent company was authorized to grant additional options to certain directors to purchase up to 174,400 shares of the parent company's common stock in the period from June 27, 2007 to June 26, 2037, with payment due upon exercise of the stock acquisition right being ¥1 per share.

In addition, the parent company's Board of Directors held on May 18, 2007, approved to grant the same type of options to executive officers to purchase up to 309,000 shares of the parent company's common stock.

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

The companies' oil and gas exploration, development and production activities are conducted through subsidiaries and equity method investees in offshore and onshore areas of the Pacific Rim, America, Africa and Europe. Supplementary information on the subsidiaries and on the companies' share of equity method investees presented below is prepared in accordance with the requirements prescribed by SFAS No. 69, "Disclosures about Oil and Gas Producing Activities," as of and for the years ended March 31, 2005, 2006 and 2007:

Table 1: Capitalized Costs Relating to Oil and Gas Producing Activities

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Unproved oil and gas properties	¥ 1,151	¥ 2,206	**¥ 2,703**	**$ 23**
Proved oil and gas properties	13,618	28,483	**42,133**	**357**
Subtotal	14,769	30,689	**44,836**	**380**
Accumulated depreciation, depletion, amortization and valuation allowances	(6,785)	(7,939)	**(13,454)**	**(114)**
Net capitalized costs	¥ 7,984	¥ 22,750	**¥ 31,382**	**$ 266**
The companies' share of equity method investees' net capitalized costs*[1]	¥189,831	¥346,580	**¥441,292**	**$3,740**

Table 2: Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Acquisition of proved properties		¥ 7,640	**¥ 18**	
Acquisition of unproved properties	¥ 244	1,205	**78**	**$ 1**
Exploration costs	301	951	**3,534**	**30**
Development costs	4,593	5,573	**15,749**	**133**
Total costs incurred	¥ 5,138	¥15,369	**¥19,379**	**$164**
The companies' share of equity method investees' costs of property acquisition, exploration and development*[1]	¥107,897	¥88,827	**¥98,561**	**$835**

Table 3: Results of Operations for Producing Activities

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Revenues:				
Sales to unaffiliated companies	¥11,566	¥24,018	**¥21,707**	**$184**
Sales to affiliated companies	7,046	3,555	**11,570**	**98**
Expenses:				
Production costs	8,980	6,152	**11,202**	**95**
Exploration expenses	128	2,270	**2,947**	**25**
Depreciation, depletion, amortization and valuation allowances	4,759	3,909	**6,283**	**53**
Income tax expenses	2,535	5,895	**5,503**	**47**
Results of operations from producing activities (excluding corporate overhead and interest costs)	¥ 2,210	¥ 9,347	**¥ 7,342**	**$ 62**
The companies' share of equity method investees' results of operations from producing activities*[2]	¥20,234	¥37,006	**¥32,695**	**$277**

Table 4: Reserve Quantity Information

In accordance with U.S. GAAP, proved gas reserves are constrained to those volumes that are related to firm sales commitments. The natural gas reserves at the end of each year are therefore only a fraction of the volume that is expected to be committed to sales over time and upon which the decision to proceed with development was based. The proved oil reserves at March 31, 2006 and 2007 include only a small fraction of the volume that is calculated by a simple method.

	Crude Oil and Natural Gas Liquids (Millions of Barrels)			Natural Gas (Billions of Cubic Feet)		
	2005	2006	**2007**	2005	2006	**2007**
Proved developed and undeveloped reserves:						
Beginning of year	2	21	**31**	27	46	**38**
Revisions of previous estimates	12	5	**(5)**	2	(4)	**(14)**
Extensions and discoveries	7	5		11		**14**
Purchases		3		14	2	**7**
Production		(3)	**(4)**	(8)	(6)	**(6)**
End of year	21	31	**22**	46	38	**39**
Proved developed reserves—end of year	14	21	**22**	20	20	**18**
The companies' proportional interest in reserves of investees accounted for by the equity method—end of year	89	109	**105**	2,312	2,675	**2,640**

Table 5: Standardized Measure of Discounted Future Net Cash Flows and Changes therein Relating to Proved Oil and Gas Reserves

In accordance with U.S. GAAP, a standardized measure of discounted future net cash flows relating to the proved reserve quantities is based on prices and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The natural gas activities' standardized measure of discounted future net cash flows includes the full committed costs of development and operation for the asset under the integrated Production Sharing Agreement. On the other hand, revenues are registered only in relation to the currently estimated proved reserves stated in Table 4 (Reserve Quantity Information). The proved gas reserves are constrained to those volumes that are related to firm sales commitments. The natural gas reserves at the end of each year are therefore only a fraction of the volume that is expected to be committed to sales over time and upon which the decision to proceed with development was based. Estimates of proved reserve quantities may change over time as new sales commitments become available. Consequently, the information provided here does not represent management's estimate of the companies' expected future cash flows or value of the proved reserves.

(1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Future cash inflows	¥109,522	¥240,220	**¥180,306**	**$1,528**
Future production costs	(32,211)	(95,266)	**(83,968)**	**(712)**
Future development costs	(12,560)	(22,972)	**(18,560)**	**(157)**
Future income tax expenses	(18,430)	(45,356)	**(25,643)**	**(217)**
Undiscounted future net cash flows	46,321	76,626	**52,135**	**442**
10% annual discount for estimated timing of cash flows	(12,996)	(23,802)	**(14,642)**	**(124)**
Standardized measure of discounted future net cash flows	¥ 33,325	¥ 52,824	**¥ 37,493**	**$ 318**
The companies' share of equity method investees' standardized measure of discounted future net cash flows*2	¥116,042	¥263,838	**¥431,753**	**$3,659**

(2) Details of Changes for the Year

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Discounted future net cash flows at April 1	¥ 9,205	¥ 33,325	**¥ 52,824**	**$ 448**
Sales and transfer of oil and gas produced, net of production costs	10,076	(21,343)	**(15,316)**	**(130)**
Development costs incurred	(1,881)	5,856	**13,368**	**113**
Purchases of reserves	6,241	6,837		
Net changes in prices, development and production costs	2,771	34,068	**9,370**	**79**
Extensions, discoveries and improved recovery, less related costs	20,819	1,695	**5,016**	**43**
Revisions of previous quantity estimates	(1,316)	920	**(46,094)**	**(390)**
Accretion of discount (10%)	(916)	3,934	**5,117**	**43**
Net change in income taxes	(11,423)	(16,162)	**12,882**	**109**
Difference of foreign exchange rates	(251)	3,694	**326**	**3**
Discounted future net cash flows at March 31	¥ 33,325	¥ 52,824	**¥ 37,493**	**$ 318**

*1 Natural gas activities include costs related to the production of LNG.
*2 Natural gas activities include revenues and costs related to the production of LNG.

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan
Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694
www.deloitte.com/jp

To the Board of Directors and Shareholders of Mitsubishi Corporation
(Mitsubishi Shoji Kabushiki Kaisha):

We have audited the accompanying consolidated balance sheets of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2007 (all expressed in Japanese yen). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mitsubishi Corporation and subsidiaries as of March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts included in the consolidated financial statements with respect to the year ended March 31, 2007 and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 12, 2007 (June 26, 2007 as to the matters discussed in Note 25)

Member of
Deloitte Touche Tohmatsu

Corporate Data

(As of March 31, 2007)

Mitsubishi Corporation

Date Established: April 1, 1950

Capital: ¥199,228,062,306

Shares of Common Stock Issued:
1,689,902,896

Head Office:

Marunouchi Office
3-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-2121

Shinagawa Office
16-3, Kounan 2-chome,
Minato-ku, Tokyo 108-8228, Japan

Number of Employees:
Parent company: 5,965
Consolidated: 55,867

Independent Auditors:
Deloitte Touche Tohmatsu /
Tohmatsu & Co.

Number of Shareholders: 188,925

Stock Listings:
Tokyo, Osaka, Nagoya, London

Transfer Agent for the Shares:
Mitsubishi UFJ Trust and Banking Corporation
Stock Transfer Agency Department
7-7, Nishi Ikebukuro 1-chome,
Toshima-ku, Tokyo 171-8508, Japan
Telephone: 0120-707-696 (within Japan)

American Depositary Receipts:
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: MSBHY
CUSIP: 606769305

Depositary:
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Telephone: (212) 815-2042
U.S. toll free: 888-269-2377
(888-BNY-ADRS)

Contact:
Investor Relations Office, Mitsubishi Corporation
3-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-8683
Facsimile: +81-3-3210-8583

Internet

Mitsubishi Corporation's latest annual reports, financial reports and news releases are available on the Investor Relations homepage.

URL: www.mitsubishicorp.com/en/ir/

This annual report is printed on recycled paper using aroma-free soybean oil ink.

Mitsubishi Corporation

Investors' Guide 2007

for the year ended March 31, 2007

Contents

Data are Mitsubishi Corporation consolidated data based on U.S. GAAP for the fiscal years ended and as of March 31.

Financial Highlights

	2002.3
Performance Measure:	
Operating transactions*1	¥13,230,675
Results of Operations:	
Revenues	¥ 3,142,597
Gross profit	643,922
Income before cumulative effect of changes in accounting principles	60,702
Cumulative effect of changes in accounting principles	
Net income	60,702
Financial Position at Year-end:	
Total assets	¥ 8,148,902
Working capital	694,282
Long-term debt, less current maturities	3,238,871
Total shareholders' equity	1,032,499
Cash Flows:	
Free cash flows*2	¥ 199,708
Amounts per Share (yen):	
Cumulative effect of changes in accounting principles per share:	
Basic EPS	
Diluted EPS	
Net income per share:	
Basic EPS	¥ 38.74
Diluted EPS	38.74
Cash dividends declared for the year	8.00
Common Stock (thousands of shares):	
Number of shares outstanding at year-end	1,566,553
Financial Measure:	
Return on average shareholders' equity (%)	6.1
Return on average total assets (%)*3	0.7
Net debt-to-equity ratio (times)*4	3.7
ROIC (net income)*5	1.2
Payout ratio (%)	20.7
Dividend on equity ratio (%)*6	1.3
Stock Price Information:	
Stock price (year-end)	¥ 941
Price Earnings Ratio (times)	24.3
Price Book-value Ratio (times)	1.4

Notes: 1. Operating transactions is not meant to represent sales or revenues in accordance with the U.S. GAAP.
2. Operating cash flow + net cash provided by (used in) investing activities
3. ROA is calculated by dividing income from consolidated operations before income taxes (Net income through the fiscal year ended March 31, 2005) by average total assets at the beginning and end of the fiscal year.
4. Net debt-to-equity ratio is calculated by dividing gross interest-bearing liabilities, minus cash and cash equivalents and time deposits, by total shareholders' equity. Gross interest-bearing liabilities is defined as short-term debt and long-term debt, including current maturities, less the effect of markdowns on liabilities.
5. ROIC (net income) = Net income / Total shareholders' equity + Interest-bearing liabilities
6. DOE = Total dividends / Shareholders' equity

Gross Profit
(¥ billions)


1,200
800
400
0
03.3
04.3
05.3
06.3
07.3

Net Income and Net Income Per Share (Diluted EPS)
(¥ billions)


(¥)
500
400
300
200
100
0
400
320
240
160
80
0
03.3
04.3
05.3
06.3
07.3
Net Income
Diluted EPS

Free Cash Flows
(¥ billions)


300
250
200
150
100
50
0
03.3
04.3
05.3
06.3
07.3

Millions of Yen

2003.3	2004.3	2005.3	2006.3	**2007.3**
¥13,328,721	¥15,177,010	¥17,132,704	¥19,067,153	**¥20,516,264**
¥ 3,321,168	¥ 3,491,124	¥ 4,145,884	¥ 4,826,944	**¥ 5,086,800**
718,580	769,381	877,763	1,051,481	**1,148,101**
53,919	116,020	182,369	350,045	**415,895**
8,100				
62,019	116,020	182,369	350,045	**415,895**
¥ 8,099,500	¥ 8,392,833	¥ 9,093,372	¥10,411,241	**¥11,485,664**
648,694	823,803	1,005,465	1,242,100	**1,355,104**
3,085,016	3,026,170	2,968,143	2,877,149	**2,865,008**
938,621	1,224,885	1,504,454	2,379,264	**2,950,931**
¥ 245,893	¥ 171,571	¥ 145,772	¥ 241,845	**¥ 179,139**
¥ 5.18				
4.86				
39.60	¥ 74.11	¥ 116.49	¥ 215.38	**¥ 246.52**
37.12	68.40	107.58	205.62	**245.18**
8.00	12.00	18.00	35.00	**46.00**
1,565,647	1,565,557	1,565,749	1,685,767	**1,688,303**
6.3	10.7	13.4	18.0	**15.6**
0.8	1.4	2.4	4.9	**5.4**
3.8	2.9	2.3	1.3	**1.0**
1.3	2.2	3.3	5.7	**6.1**
20.2	16.2	15.5	16.3	**18.7**
1.3	1.7	2.1	3.0	**2.9**
¥ 732	¥ 1,230	¥ 1,389	¥ 2,680	**¥ 2,735**
18.5	16.6	11.9	12.4	**11.1**
1.2	1.6	1.4	1.9	**1.6**

Total Shareholders' Equity and ROE
(¥ billions)


(%)
3,000
2,000
1,000
0
30.0
20.0
10.0
0
03.3
04.3
05.3
06.3
07.3
Total Shareholders' Equity
ROE (%)

Total Assets and ROA
(¥ billions)


(%)
12,000
8,000
4,000
0
6.0
4.0
2.0
0
03.3
04.3
05.3
06.3
07.3
Total Assets
ROA (%)

Total Assets and Net Debt-to-Equity Ratio
(¥ billions)


(times)
12,500
10,000
7,500
5,000
2,500
0
5.0
4.0
3.0
2.0
1.0
0
03.3
04.3
05.3
06.3
07.3
Total Assets
Net Debt-to-Equity Ratio (times)

Consolidated Balance Sheets

	2002.3
ASSETS	
Current assets:	
Cash and cash equivalents	¥ 395,227
Time deposits	30,590
Short-term investments	242,345
Receivables—trade:	
Notes and loans	483,150
Accounts	1,870,365
Affiliated companies	253,510
Allowance for doubtful receivables	(51,070)
Inventories	474,456
Advance payments to suppliers	133,770
Deferred income taxes	48,170
Other current assets	99,383
Total current assets	3,979,896
Investments and non-current receivables:	
Investments in and advances to affiliated companies	655,084
Other investments	1,340,052
Non-current notes, loans and accounts receivable—trade	831,270
Allowance for doubtful receivables	(117,840)
Total investments and non-current receivables	2,708,566
Property and equipment—net	1,074,183
Other assets	386,257
Total	¥8,148,902
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Short-term debt	¥ 681,745
Current maturities of long-term debt	417,689
Payables—trade:	
Notes and acceptances	210,519
Accounts	1,493,995
Affiliated companies	62,145
Advances from customers	99,829
Accrued income taxes	31,928
Other accrued expenses	95,655
Other current liabilities	192,109
Total current liabilities	3,285,614
Long-term liabilities:	
Long-term debt	3,238,871
Accrued pension and severance liabilities	104,629
Deferred income taxes	33,735
Other long-term liabilities	319,162
Total long-term liabilities	3,696,397
Total liabilities	6,982,011
Minority interests	134,392
Commitments and contingent liabilities	
Shareholders' equity:	126,609
Additional paid-in capital	179,491
Retained earnings:	
Appropriated for legal reserve	35,524
Unappropriated	826,744
Accumulated other comprehensive income (loss):	
Net unrealized gains on securities available for sale	79,261
Net unrealized income (loss) on derivatives	(6,145)
Minimum pension liability adjustments	(78,623)
Defined benefit pension plans	
Foreign currency translation adjustments	(130,258)
Subtotal	(135,765)
Treasury stock	(104)
Total shareholders' equity	1,032,499
Total	¥8,148,902

Millions of Yen

2003.3	2004.3	2005.3	2006.3	**2007.3**
¥ 348,780	¥ 475,670	¥ 569,005	¥ 646,317	**¥ 754,776**
38,069	15,942	43,253	7,607	**12,736**
128,670	188,593	277,974	188,572	**129,343**
514,338	516,147	534,550	538,799	**601,881**
1,884,041	1,988,181	2,260,887	2,580,476	**2,828,042**
278,090	218,381	252,252	224,406	**232,741**
(66,506)	(57,599)	(62,521)	(44,802)	**(35,779)**
485,071	558,966	667,968	840,874	**913,383**
138,746	200,742	139,987	161,374	**164,103**
55,651	59,415	56,289	49,493	**40,712**
117,198	105,537	126,240	190,404	**229,881**
3,922,148	4,269,975	4,865,884	5,383,520	**5,871,819**
720,134	821,529	835,079	1,090,222	**1,304,817**
1,184,229	1,204,459	1,398,042	1,884,656	**2,177,320**
724,195	683,299	632,879	493,027	**477,704**
(116,085)	(109,387)	(94,903)	(52,239)	**(46,164)**
2,512,473	2,599,900	2,771,097	3,415,666	**3,913,677**
1,176,613	1,278,181	1,227,161	1,327,272	**1,380,203**
488,266	244,777	229,230	284,783	**319,965**
¥8,099,500	¥8,392,833	¥9,093,372	¥10,411,241	**¥11,485,664**
¥ 572,708	¥ 525,150	¥ 545,124	¥ 626,155	**¥ 612,573**
388,957	503,212	561,484	291,634	**346,786**
206,575	232,528	240,260	228,187	**239,346**
1,586,112	1,604,999	1,853,299	2,206,383	**2,453,544**
70,972	60,441	124,459	126,832	**147,659**
110,814	179,734	128,585	143,330	**146,474**
34,682	53,037	58,354	89,313	**152,858**
90,950	88,963	100,107	133,791	**139,919**
211,684	198,108	248,747	295,795	**277,556**
3,273,454	3,446,172	3,860,419	4,141,420	**4,516,715**
3,085,016	3,026,170	2,968,143	2,877,149	**2,865,008**
215,679	82,133	54,182	40,121	**46,599**
62,336	137,526	208,873	466,663	**566,446**
313,747	294,498	266,359	238,932	**222,894**
3,676,778	3,540,327	3,497,557	3,622,865	**3,700,947**
6,950,232	6,986,499	7,357,976	7,764,285	**8,217,662**
210,647	181,449	230,942	267,692	**317,071**
126,609	126,617	126,705	197,818	**199,228**
179,491	179,506	179,632	251,598	**254,376**
35,550	36,077	37,173	37,695	**38,640**
876,201	979,163	1,138,509	1,450,012	**1,832,350**
54,745	156,826	278,288	544,328	**627,523**
(10,000)	(174)	2,883	(7,151)	**2,759**
(148,126)	(43,672)	(38,542)	(2,669)	
				2,228
(175,100)	(208,645)	(219,264)	(91,250)	**(4,787)**
(278,481)	(95,665)	23,365	443,258	**627,723**
(749)	(813)	(930)	(1,117)	**(1,386)**
938,621	1,224,885	1,504,454	2,379,264	**2,950,931**
¥8,099,500	¥8,392,833	¥9,093,372	¥10,411,241	**¥11,485,664**

Consolidated Statements of Income

	2002.3
Revenues*:	
Revenues from trading, manufacturing and other activities	¥ 2,679,532
Trading margins and commissions on trading transactions	463,065
Total revenues	3,142,597
Operating transactions	¥13,230,675
Cost of revenues from manufacturing and other activities	2,498,675
Gross profit	643,922
Expenses and other:	
Selling, general and administrative expenses	542,813
Provision for doubtful receivables	32,920
Interest expense—net	11,767
Interest income	(51,201)
Interest expense	62,968
Dividend income	(36,178)
Loss (gain) on marketable securities and investments—net	(34,908)
Loss (gain) on property and equipment—net	8,489
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund	
Expenses for early retirement program	
Sundry—net	
Other expenses (income)—net	19,599
Total	544,502
Income from consolidated operations before income taxes	99,420
Income taxes:	
Current	45,542
Deferred	333
Total	45,875
Income from consolidated operations	53,545
Minority interests in income of consolidated subsidiaries	(2,136)
Equity in earnings of affiliated companies (less applicable income taxes)	9,293
Income before cumulative effect of changes in accounting principles	60,702
Cumulative effect of changes in accounting principles	
Net income	¥ 60,702

* Certain revenue transactions with corresponding cost of revenues should be presented on a gross basis as required by the Emerging Issues Task Force (EITF) No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

Millions of Yen				
2003.3	2004.3	2005.3	2006.3	**2007.3**
¥ 2,831,634	¥ 2,951,626	¥ 3,518,120	¥ 4,141,669	**¥ 4,362,550**
489,534	539,498	627,764	685,275	**724,250**
3,321,168	3,491,124	4,145,884	4,826,944	**5,086,800**
¥13,328,721	¥15,177,010	¥17,132,704	¥19,067,153	**¥20,516,264**
2,602,588	2,721,743	3,268,121	3,775,463	**3,938,699**
718,580	769,381	877,763	1,051,481	**1,148,101**
595,392	631,422	685,022	696,779	**734,706**
22,549	7,436	9,376	4,838	**1,265**
13,984	10,642	1,710	4,435	**14,263**
(33,835)	(29,373)	(41,479)	(46,094)	**(59,898)**
47,819	40,015	43,189	50,529	**74,161**
(28,145)	(28,117)	(42,402)	(68,135)	**(133,506)**
43,155	(5,258)	63,757	(51,318)	**(86,770)**
5,573	18,428	(8,328)	2,139	**7,594**
		(38,534)		
5,337	(15,291)	(2,637)	(15,640)	**15,007**
657,845	619,262	667,964	573,098	**552,559**
60,735	150,119	209,799	478,383	**595,542**
56,268	86,863	97,313	178,016	**246,437**
(12,645)	(12,010)	(3,562)	34,040	**34,697**
43,623	74,853	93,751	212,056	**281,134**
17,112	75,266	116,048	266,327	**314,408**
(8,071)	(15,710)	(30,774)	(35,290)	**(45,371)**
44,878	56,464	97,095	119,008	**146,858**
53,919	116,020	182,369	350,045	**415,895**
8,100				
¥ 62,019	¥ 116,020	¥ 182,369	¥ 350,045	**¥ 415,895**

Consolidated Statements of Cash Flows

	2002.3
Operating activities:	
Net income	¥ 60,702
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	90,286
Provision for doubtful receivables	32,920
Provision for accrued pension and severance liabilities	32,405
Loss (gain) on marketable securities and investments—net	(34,908)
Loss (gain) on property and equipment—net	8,489
Equity in earnings of affiliated companies, less dividends received	7,413
Deferred income taxes	333
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund	
Cumulative effect of changes in accounting principles	
Other non-cash charges	
Changes in operating assets and liabilities:	
Short-term investments—trading securities	17,675
Notes and accounts receivable—trade	101,465
Inventories	27,394
Notes, acceptances and accounts payable—trade	(210,384)
Advance payments to suppliers	114,792
Advances from customers	(68,343)
Other accounts receivables	(17,787)
Other accounts payable	493
Other accrued expenses	15,989
Other current assets	3,249
Other current liabilities	(996)
Other long-term liabilities	6,172
Other—net	(25,708)
Net cash provided by (used in) operating activities	161,651
Investing activities:	
Expenditures for property and equipment and other assets	(142,499)
Proceeds from sales of property and equipment	30,025
Investments in and advances to affiliated companies	(172,838)
Collection of advances to affiliated companies	112,374
Acquisition of short-term and other investments	
Proceeds from sale and maturities of short-term and other investments	
Purchases of available-for-sale securities	(78,380)
Proceeds from sales and maturities of available-for-sale securities	204,045
Purchases of held-to-maturity securities	(60,645)
Proceeds from maturities of held-to-maturity securities	60,009
Purchases of other investments	(34,948)
Proceeds from sales of other investments	21,223
Increase in loans receivable	(110,313)
Collection of loans receivable	176,507
Net decrease (increase) in time deposits	33,497
Net cash provided by (used in) investing activities	38,057
Financing activities:	
Net increase (decrease) in short-term debt	(228,456)
Proceeds from long-term debt—net of issuance cost	653,669
Repayment of long-term debt	(542,195)
Payment of dividends	(12,537)
Sales (purchases) of treasury stock—net	(101)
Proceeds from issuing common stocks upon exercise of stock options	
Payment due to repurchase of granted stock options	
Net cash provided by (used in) financing activities	(129,620)
Effect of exchange rate changes on cash and cash equivalents	10,259
The effect of change in fiscal year-end of certain subsidiaries	
Net increase (decrease) in cash and cash equivalents	80,347
Cash and cash equivalents, beginning of year	314,880
Cash and cash equivalents, end of year	¥ 395,227

Millions of Yen

2003.3	2004.3	2005.3	2006.3	**2007.3**
¥ 62,019	¥ 116,020	¥ 182,369	¥ 350,045	**¥ 415,895**
103,094	119,638	125,224	126,967	**135,471**
22,549	7,436	9,376	4,838	**1,265**
48,643	45,049	52,841	23,391	**16,391**
43,155	(5,258)	63,757	(51,318)	**(86,770)**
5,573	18,428	(8,328)	2,139	**7,594**
(22,793)	(24,364)	(37,535)	(53,060)	**(61,576)**
(12,645)	(12,010)	(3,562)	34,040	**34,697**
		(38,534)		
(8,100)				
(4,942)	(23,706)	(18,105)	(13,349)	**24,692**
115,342	(11,069)	(328,149)	(160,672)	**(160,843)**
3,097	(39,468)	(120,225)	(129,157)	**(67,103)**
(116,593)	16,989	228,232	156,333	**179,426**
(9,276)	(35,903)	48,913	17,795	**(887)**
9,662	48,023	(50,038)	35	**(6,351)**
40,513	16,943	5,289	(6,516)	**28,052**
(8,506)	546	40,753	40,459	**(21,813)**
(19,910)	(17,029)	(6,206)	3,631	**275**
8,777	26,768	(27,828)	(21,528)	**(19,409)**
9,136	10,119	48,318	60,445	**51,018**
(16,348)	1,900	(14,295)	(26,045)	**(4,172)**
17,834	(24,662)	(4,077)	(22,157)	**(5,073)**
270,281	234,390	148,190	336,316	**460,779**
(171,481)	(159,022)	(162,398)	(220,475)	**(165,845)**
37,709	27,717	220,788	37,390	**46,758**
(128,691)	(132,068)	(132,667)	(182,330)	**(215,991)**
59,948	75,656	59,350	62,765	**120,437**
(54,298)	(118,856)	(272,326)	(86,636)	**(242,471)**
128,613	232,641	327,994	240,243	**164,118**
(41,316)				
105,609				
(45,819)	(53,901)	(122,600)	(51,267)	**(26,561)**
37,428	14,598	31,881	29,641	**34,342**
(74,686)	(62,852)	(200,253)	(186,935)	**(188,882)**
141,175	98,014	273,281	224,769	**194,508**
(18,579)	15,254	(25,468)	38,364	**(2,053)**
(24,388)	(62,819)	(2,418)	(94,471)	**(281,640)**
(171,319)	(55,528)	8,571	18,843	**(62,752)**
418,241	549,188	629,723	495,233	**487,356**
(516,422)	(516,213)	(669,837)	(662,134)	**(497,113)**
(12,536)	(12,531)	(21,927)	(40,546)	**(67,475)**
(645)	(58)	(78)	(63)	**(48)**
	17	175	749	**846**
				(56)
(282,681)	(35,125)	(53,373)	(187,918)	**(139,242)**
(9,659)	(9,556)	936	25,019	**18,716**
			(1,634)	**49,846**
(46,447)	126,890	93,335	77,312	**108,459**
395,227	348,780	475,670	569,005	**646,317**
¥ 348,780	¥ 475,670	¥ 569,005	¥ 646,317	**¥ 754,776**

Operating Segment Information

Year ended March 31, 2007	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen									
Gross profit	¥ 56,853	¥ 80,904	¥ 366,789	¥ 197,883	¥ 86,252	¥ 348,655	¥ 1,137,336	¥ 10,772	¥ (7)	¥ 1,148,101
Equity in earnings of affiliated companies	3,408	49,745	43,227	20,523	13,456	19,399	149,758	(544)	(2,356)	146,858
Net income (loss)	12,202	73,999	186,818	83,201	19,994	48,286	424,500	(8,988)	383	415,895
Segment assets	486,738	1,556,896	3,204,975	2,633,935	831,606	2,153,026	10,867,176	1,283,790	(665,302)	11,485,664
Depreciation and amortization	5,888	12,953	34,541	39,475	5,224	17,400	115,481	19,990		135,471
Capital expenditures for long-lived assets	3,561	19,113	54,891	37,243	4,828	19,490	139,126	10,109		149,235
Operating transactions:										
External customers	¥232,103	¥4,370,967	¥5,254,694	¥3,438,274	¥2,196,880	¥4,946,527	¥20,439,445	¥ 78,291	¥ (1,472)	¥20,516,264
Intersegment	46,275	6,243	6,718	2,155	5,642	6,721	73,754	2,238	(75,992)	
Total	¥278,378	¥4,377,210	¥5,261,412	¥3,440,429	¥2,202,522	¥4,953,248	¥20,513,199	¥ 80,529	¥ (77,464)	¥20,516,264

Year ended March 31, 2006	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen									
Gross profit	¥ 52,461	¥ 93,880	¥ 304,829	¥ 181,197	¥ 76,977	¥ 336,216	¥ 1,045,560	¥ 6,051	¥ (130)	¥ 1,051,481
Equity in earnings of affiliated companies	4,347	40,004	31,400	18,270	9,108	18,446	121,575	(468)	(2,099)	119,008
Net income (loss)	19,390	75,061	135,780	70,350	19,595	48,571	368,747	(13,444)	(5,258)	350,045
Segment assets	690,830	1,501,723	2,669,659	2,456,423	707,681	1,943,991	9,970,307	1,087,676	(646,742)	10,411,241
Depreciation and amortization	6,326	10,347	30,839	38,631	3,634	15,566	105,343	21,624		126,967
Capital expenditures for long-lived assets	14,717	13,991	65,647	73,634	4,009	18,641	190,639	13,888		204,527
Operating transactions:										
External customers	¥231,574	¥4,524,941	¥4,181,131	¥3,349,762	¥1,940,335	¥4,785,136	¥19,012,879	¥ 54,449	¥ (175)	¥19,067,153
Intersegment	42,002	8,449	3,855	4,323	4,758	5,334	68,721	3,197	(71,918)	
Total	¥273,576	¥4,533,390	¥4,184,986	¥3,354,085	¥1,945,093	¥4,790,470	¥19,081,600	¥ 57,646	¥ (72,093)	¥19,067,153

Year ended March 31, 2005	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen									
Gross profit	¥ 50,997	¥ 74,485	¥ 201,794	¥ 157,941	¥ 75,253	¥ 314,994	¥ 875,464	¥ 5,175	¥ (2,876)	¥ 877,763
Equity in earnings of affiliated companies	14,939	31,455	14,467	15,683	11,829	11,180	99,553	(212)	(2,246)	97,095
Net income (loss)	12,260	45,835	48,239	55,398	18,110	44,864	224,706	(25,794)	(16,543)	182,369
Segment assets	845,207	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,728,536	938,950	(574,114)	9,093,372
Depreciation and amortization	7,259	12,325	28,967	37,544	3,648	15,489	105,232	19,992		125,224
Capital expenditures for long-lived assets	5,970	3,458	36,445	72,051	5,342	18,863	142,129	7,773		149,902
Operating transactions:										
External customers	¥245,649	¥4,321,350	¥3,435,300	¥2,765,204	¥1,889,716	¥4,444,158	¥17,111,377	¥ 21,944	¥ (617)	¥17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	
Total	¥266,286	¥4,332,271	¥3,441,069	¥2,768,577	¥1,904,165	¥4,449,625	¥17,161,993	¥ 26,505	¥ (55,794)	¥17,132,704

New Business Initiative
(¥ billions)


(%)
30
20
10
0
−10
−20
−30
3.0
2.0
1.0
0
−1.0
−2.0
−3.0
03.3 04.3 05.3 06.3 07.3
Net income (loss)
ROA (%)

Energy Business
(¥ billions)


(%)
100
80
60
40
20
0
10.0
8.0
6.0
4.0
2.0
0
03.3 04.3 05.3 06.3 07.3
Net income
ROA (%)

Metals
(¥ billions)


(%)
200
160
120
80
40
0
10.0
8.0
6.0
4.0
2.0
0
03.3 04.3 05.3 06.3 07.3
Net income
ROA (%)

Year ended March 31, 2004	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen									
Gross profit	¥ 50,385	¥ 67,097	¥ 156,949	¥ 150,885	¥ 67,990	¥ 275,742	¥ 769,048	¥ 5,576	¥ (5,243)	¥ 769,381
Equity in earnings of affiliated companies	1,761	19,032	7,782	14,992	3,991	4,970	52,528	(1,094)	5,030	56,464
Net income (loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,013)	116,020
Segment assets	1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(381,545)	8,392,833
Depreciation and amortization	8,640	11,280	20,493	36,361	5,221	16,641	98,636	17,404	3,598	119,638
Capital expenditures for long-lived assets	4,112	8,070	15,562	77,975	3,323	14,835	123,877	11,970		135,847
Operating transactions:										
External customers	¥ 240,793	¥3,648,217	¥2,889,823	¥2,731,247	¥1,555,043	¥4,196,461	¥15,261,584	¥ 22,622	¥(107,196)	¥15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	
Total	¥ 247,667	¥3,693,724	¥2,894,094	¥2,736,399	¥1,557,895	¥4,201,120	¥15,330,899	¥ 24,987	¥(178,876)	¥15,177,010

Year ended March 31, 2003	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen										
Gross profit	¥ 38,424	¥ 22,264	¥ 54,658	¥ 121,561	¥ 123,192	¥ 64,922	¥ 282,490	¥ 707,511	¥ 8,695	¥ 2,374	¥ 718,580
Net income (loss)	(5,251)	(540)	23,955	23,929	19,666	10,479	34,129	106,367	(11,302)	(33,046)	62,019
Segment assets	933,764	296,021	841,601	1,498,040	1,789,381	595,230	1,459,156	7,413,193	955,544	(269,237)	8,099,500
Depreciation and amortization	10,667	8,085	9,305	16,654	24,288	5,113	15,883	89,995	12,008	1,091	103,094
Capital expenditures for long-lived assets	11,209	32,907	9,062	24,728	30,992	7,210	20,434	136,542	4,644		141,186
Operating transactions:											
External customers	¥208,728	¥306,251	¥3,267,853	¥1,740,961	¥2,237,000	¥1,443,903	¥4,167,057	¥13,371,753	¥ 48,243	¥ (91,275)	¥13,328,721
Intersegment	8,406	788	41,762	5,650	12,982	2,974	5,430	77,992	3,492	(81,484)	
Total	¥217,134	¥307,039	¥3,309,615	¥1,746,611	¥2,249,982	¥1,446,877	¥4,172,487	¥13,449,745	¥ 51,735	¥(172,759)	¥13,328,721

Year ended March 31, 2002	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen										
Gross profit	¥ 30,954	¥ 30,095	¥ 49,932	¥ 106,553	¥ 122,829	¥ 50,139	¥ 239,227	¥ 629,729	¥ 12,144	¥ 2,049	¥ 643,922
Net income (loss)	(20,290)	8,671	21,717	13,856	12,201	6,545	29,266	71,966	(9,502)	(1,762)	60,702
Segment assets	1,047,290	311,521	834,524	1,211,116	1,950,836	554,036	1,463,152	7,372,475	971,769	(195,342)	8,148,902
Depreciation and amortization	9,958	8,298	9,201	13,097	17,701	2,480	15,602	76,337	5,076	8,873	90,286
Capital expenditures for long-lived assets	15,938	1,016	8,070	11,671	64,530	10,253	16,211	127,689	6,870		134,559
Operating transactions:											
External customers	¥ 163,333	¥428,435	¥3,436,847	¥1,962,462	¥2,147,173	¥1,298,371	¥3,777,821	¥13,214,442	¥ 31,694	¥ (15,461)	¥13,230,675
Intersegment	5,853	1,889	36,527	4,545	11,356	2,108	3,271	65,549	724	(66,273)	
Total	¥ 169,186	¥430,324	¥3,473,374	¥1,967,007	¥2,158,529	¥1,300,479	¥3,781,092	¥13,279,991	¥ 32,418	¥ (81,734)	¥13,230,675

Machinery
(¥ billions)


(%)
100
80
60
40
20
0
5.0
4.0
3.0
2.0
1.0
0
03.3
04.3
05.3
06.3
07.3
Net income
ROA (%)

Chemicals
(¥ billions)


(%)
25
20
15
10
5
0
5.0
4.0
3.0
2.0
1.0
0
03.3
04.3
05.3
06.3
07.3
Net income
ROA (%)

Living Essentials
(¥ billions)


(%)
50
40
30
20
10
0
5.0
4.0
3.0
2.0
1.0
0
03.3
04.3
05.3
06.3
07.3
Net income
ROA (%)

Core Earnings and Return on Invested Capital

Core Earnings
(¥ billions)


800
600
400
200
0
02.3
03.3
04.3
05.3
06.3
07.3

	2002.3
Core earnings	¥ 134,813
Operating income*	101,109
Interest expense (net of interest income)	(11,767)
Dividend income	36,178
Equity in earnings of affiliated companies—net	9,293
Net income	60,702
Interest-bearing liabilities	4,239,764
Total shareholders' equity	¥1,032,499
ROIC (core earnings)	2.6%
ROIC (net income)	1.2%

*Operating income before the deduction of provision for doubtful receivables.

Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense (net of interest income) + Dividend income + Equity in earnings of affiliated companies—net

ROIC (core earnings) = Core earnings / Total shareholders' equity + Interest-bearing liabilities

ROIC (net income) = Net income / Total shareholders' equity + Interest-bearing liabilities

ROIC
(%)


12.0
10.0
8.0
6.0
4.0
2.0
0
02.3
03.3
04.3
05.3
06.3
07.3

— ROIC (core earnings) (%)
— ROIC (net income) (%)

Millions of Yen

2003.3	2004.3	2005.3	2006.3	**2007.3**
¥ 182,227	¥ 211,898	¥ 330,528	¥ 537,410	**¥ 679,496**
123,188	137,959	192,741	354,702	**413,395**
(13,984)	(10,642)	(1,710)	(4,435)	**(14,263)**
28,145	28,117	42,402	68,135	**133,506**
44,878	56,464	97,095	119,008	**146,895**
62,019	116,020	182,369	350,045	**415,895**
3,912,935	4,012,428	4,042,515	3,802,586	**3,813,763**
¥ 938,621	¥1,224,885	¥1,504,454	¥2,379,264	**¥2,950,931**
3.7%	3.9%	6.0%	8.7%	**10.0%**
1.3%	2.2%	3.3%	5.7%	**6.1%**

Interest Coverage Ratio

Interest Coverage Ratio
(times)


10.0
8.0
6.0
4.0
2.0
0
02.3
03.3
04.3
05.3
06.3
07.3

	Millions of Yen					
	2002.3	2003.3	2004.3	2005.3	2006.3	**2007.3**
Operating income	¥ 68,189	¥100,639	¥130,523	¥183,365	¥349,864	**¥412,130**
Interest income	51,201	33,835	29,373	41,479	46,094	**59,898**
Dividend income	36,178	28,145	28,117	42,402	68,135	**133,506**
Interest expense	¥(62,968)	¥ (47,819)	¥ (40,015)	¥ (43,189)	¥ (50,529)	**¥ (74,161)**
Interest coverage ratio* (times)	2.5	3.4	4.7	6.2	9.2	**8.2**

* Interest coverage ratio = (Operating income + Interest income + Dividend income) / Interest expense

Short-term and Long-term Debt

Short-term and Long-term Debt
(¥ billions)



5,000
4,000
3,000
2,000
1,000
0
02.3
03.3
04.3
05.3
06.3
07.3
Long-term Debt
Short-term Debt

	Millions of Yen					
	2002.3	2003.3	2004.3	2005.3	2006.3	**2007.3**
Short-term Debt:						
Bank loans.	¥ 384,038	¥ 541,933	¥ 494,705	¥ 534,841	¥ 563,031	**¥ 578,700**
Commercial paper	297,707	30,775	30,445	10,283	63,124	**33,900**
Total	¥ 681,745	¥ 572,708	¥ 525,150	¥ 545,124	¥ 626,155	**¥ 612,600**
Long-term Debt:						
Bank loans.	¥2,445,430	¥2,128,584	¥2,283,983	¥2,252,170	¥2,104,031	**¥2,132,418**
Bonds and other borrowings	793,441	956,432	742,187	715,973	773,118	**732,590**
Total	¥3,238,871	¥3,085,016	¥3,026,170	¥2,968,143	¥2,877,149	**¥2,865,008**

Stock Price


(¥)
3,200
2,800
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1,600
1,200
800
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0
4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 1
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Mitsubishi Corporation (¥)
TOPIX (points)

Corporate Data (As of March 31, 2007)

Mitsubishi Corporation

Date Established: April 1, 1950

Capital: ¥199,228,062,306

Shares of Common Stock Issued: 1,689,902,896

Head Office:

Marunouchi Office
3-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-2121

Shinagawa Office
16-3, Kounan 2-chome,
Minato-ku, Tokyo 108-8228, Japan

Number of Employees:
Parent company: 5,375
Consolidated: 53,867

Independent Auditors: Deloitte Touche Tohmatsu/Tohmatsu & Co.

Number of Shareholders: 188,925

Stock Listings: Tokyo, Osaka, Nagoya, London

Transfer Agent for the Shares:
Mitsubishi UFJ Trust and Banking Corporation
10-11, Higashisuna 7-chome,
Koto-ku, Tokyo 137-8081, Japan
Mitsubishi UFJ Trust and Banking Corporation
Stock Transfer Agency Department
Telephone: 0120-232-711 (within Japan)


(points)
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4
02
03
04
05
06
07

American Depositary Receipts:
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: MSBHY
CUSIP: 606769305

Depositary:
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Telephone: (212) 815-2042
U.S. toll free: 888-269-2377
(888-BNY-ADRS)

For further information, please contact:
Investor Relations Office, Mitsubishi Corporation
3-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-8685
Facsimile: +81-3-3210-8583
URL: www.mitsubishicorp.com/en/ir/

END